
10015459



12-31-09
AR/S



# GLOBEX

Mining Enterprises Inc.

## ANNUAL REPORT 2009

# Table of Contents

# Message to Shareholders

2009 was a year of struggle. Following the full impact of the recession and the accompanying fall in metal prices, Globex began a slow and still ongoing recovery from a dramatic decline in our share price. Low metal prices precipitated mine closures by two of our partners which caused our royalty streams to dry up. Several other mining projects such as the Magusi River polymetallic deposit were shelved due to the inability of our partners to fund additional work.

Well, things have improved and continue to improve. Nyrstar has purchased the Mid-Tennessee zinc mine and are ramping up to full production. This will, as long as the zinc price remains above US$0.90 per pound, provide Globex with a significant royalty income. Rocmec is likewise working on the Russian Kid gold mine which, if it reaches production, can provide Globex with a revenue stream.

First Metals has paid off much of its debt by the issuance of shares, and is endeavoring to vend the Magusi River polymetallic deposit to another firm which presumably would want to place it into production and, in the process, provide Globex with ongoing royalty revenue.

Globex has been putting a huge effort into advancing the Deloro Township, Magnesite-Talc deposit toward production. We have done extensive hydrometallurgical test work and diamond drilling, all of which was reported in our NI 43-101 report published on Sedar.com on March 2, 2010. We continue to advance this project, having set up a mini pilot plant at Drinkard Metalox Inc.'s laboratory in Charlotte, North Carolina.

We also completed work on our Ironwood gold deposit including metallurgical test work which indicated recoveries of up to 97.5%.

During the year, we made a number of property acquisitions such as the Shortt Lake gold mine property which has several indicated areas of rare earth mineralization in addition to the gold bearing horizon, and the MacKinnon Gold discovery in Nova Scotia which, in initial work, has returned significant gold assays both in float and bedrock.

We also advanced a number of properties through drilling, geophysics and sampling. All in all, the company has been moving forward across all fronts, options, royalties, acquisitions, exploration and discovery. We are very optimistic as to what 2010 will bring us.

# Management Discussion and Analysis

*THE ANNUAL INFORMATION FORM (AIF) CONTAINS A DETAILED DISCUSSION OF THE NUMEROUS PROPERTIES HELD BY THE COMPANY.*

## Overview

Globex is a development stage Canadian mining exploration company with a large portfolio of early to mid-stage North American exploration and development properties. Many of these properties are currently being actively explored by Globex or its option partners. One property, on which the Company holds a royalty interest, is now in production and several other projects are currently subject to due diligence. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored, while still retaining an interest in any future production. The term option as it relates to Globex property deals should be understood as follows: in exchange for a number of annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. Generally all conditions of the agreement must be satisfied before any interest in the property accrues to the Optionee. The option contract will terminate if annual payments and or work commitments are not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales may also include cash and or shares and some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX International in the USA.

## Forward-looking Statements

Certain information in this Management Discussion and Analysis, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking" statements." The words "expect". "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

This document may contain forward-looking statements reflecting the management's expectations with respect to future events. Actual results may differ from those expected. The Company's management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except as required by law.

## Economic Conditions

Following on from 2008, during 2009, the global financial markets continued to experience volatility and many financial institutions were extremely cautious in their financing activities. Despite this global trend, during 2009, Canadian exploration financings have decreased relatively less than their global counterparts and during the last half of the current year, a number of exploration financings were successfully completed. The recent firming of commodity prices has created additional financing interest in attractive exploration opportunities, and in the long-term it is the Company's view that sustainable global economic growth is dependent upon the consumption of raw materials, including metals and industrial minerals. In spite of these general trends and the continued consumption of raw materials, access to financing and the global capital markets may impact the Company's ability, in the future, to obtain loans and other credit facilities, on reasonable terms. If access to capital continues to be a challenge, then the Company's operations, financial conditions, results of operations and share price could be adversely impacted.

The junior mining exploration industry is a business which is inherently high risk. It is a historically cyclical business that requires aggressive yet prudent management. Despite predictions of an unusually long up-cycle for metal (high demand, low inventories, high prices), the market, driven by the real economic forces discussed above and, fear, turned so quickly in 2008, that many mining companies barely got to production before they had to fight for survival or face bankruptcy. For Globex, the loss of royalty revenue has impacted the Company's forward planning. In 2009, a number of other unlisted juniors, to whom the Company had optioned properties, were unable to secure financing and were, forced to return optioned properties. While there has been a number of improvements in the market sentiment; however, the Company continues to be cautious in its forward planning.

**Exploration Activities and Mining Properties**

*The Company conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is marked up by a geologist and subsequently split, with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.*

*According to National Instrument 43-101, the loss of a material property would cause at least a 10% drop in the share price of the Company. At this point in time, we believe the loss of any single Globex property, not already covered by a NI 43-101 report, would have little or no effect on our share price. Producing a NI 43-101 report is time-consuming, expensive and simply not warranted on all of our properties. We will, when we determine reasonable, produce NI 43-101 reports and file them on SEDAR.*

*When discussing historical resource calculations available in the public domain regarding our properties, we will include source, author and date, and if appropriate, cautionary language stating that:*

- *A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or reserves;*
- *The issuer is not treating the historical estimate as current mineral resources or mineral reserves; and*
- *The historical estimate should not be relied upon. In addition, the source and date of the historical estimate will be given.*

Exploration expenditures for 2009 totalled $1,924,068 (2008 - $4,177,849). During the current year, Globex has fully satisfied its 2008 flow-through expenditure commitments which amounted to $561,039 at December 31, 2008. At December 31, 2009, the Company had a remaining commitment of $347,883 related to flow-through funds raised in the current year. Mining property taxes totalled $68,241 (2008 - $41,736).

**Timmins Talc-Magnesite Deposit**

In 2009, over half of the Company's exploration resources were directed toward the Deloro Township, Ontario, talc-magnesite project. This project is held under an agreement with Drinkard Metalox Inc. (10% Drinkard - 90% Globex) and it was advanced through metallurgical and mineralogical test work as well as confirmatory drilling in order to support the preparation of a NI 43-101 report to identify a mineral resource estimate that would support a 20 year operation.

To date, test work on all levels has been very encouraging. Laboratory and bench scale testing have been completed and we are now preparing to commence a mini pilot scale test which should take approximately five months to complete. This work will enable us to scale up the project to test certain reaction kinetics while producing sufficient end product on which additional test work can be undertaken and therefore allow potential end users to undertake their own studies to confirm that the anticipated output material meets or exceeds their requirements.

Our partner believes that we can also produce a high quality series of magnesium compounds suitable for many end uses including the speciality compounds market. In addition, testing by Bodycote Testing Group (EXOVA) has confirmed that, on samples submitted for testing, no asbestos fibres were detected either in crushed rock or talc concentrate. This suggests that not only do the characteristics of our talc demonstrate suitability for the plastics and paint industries, but that it may also meet the specifications for other industry segments of the market.

In 2008, a 17 hole, 2,126 meter drill program was undertaken with the core logged and a visual characterization of each geological unit recorded. A total of 577 core samples, representing continuous intersections were geochemically analyzed and sent to the Advanced Mineralogical Facility at SGS Lakefield Research Limited (SGS) in Lakefield, Ontario. In addition, SGS was contracted to complete flotation test work on a large composite drill core sample in order to produce talc and magnesite concentrates. This work has been completed and additional test work on the concentrates has been done and more is underway. Again, results to date continue to be positive.

Micon International Limited was engaged on July 10, 2009 to prepare an analysis of the drill data and produce a NI 43-101 report on the property. The report was published on March 2, 2010 under SEDAR project no. 01541226. The report outlines a mineral resource sufficient to sustain more than twenty years of mineral production.

Although the area covered by the report was limited to confirm at least twenty years of mineral resource, previous drilling, mapping and property examination have shown that the talc-magnesite horizons extend well beyond and may sustain additional years of production.

While the technical work was ongoing, KPMG Corporate Finance LLC was busy advancing the objective of locating end users or corporate partners for the project. A significant, but targeted number of potential clients or partners were identified. Initial contact was made with a number of them and confidentiality agreements have been signed in order to allow them access to an electronic data room that we have set up with Merrill Communications LLC. In addition, several major corporations have approached us directly regarding the potential of us supplying them with speciality products. Efforts on this front are ongoing along with test work to define our ability to produce these speciality products.

All in all, we are pleased with the progress to date, but it is clearly different than the normal work we undertake where results are relatively quickly generated and consist of a limited number of simple tests such as assaying for gold. On this project, each test usually paves the way for additional test work, seemingly without end. Furthermore, the results, while clear and distinct to metallurgists, chemists and other trained professionals, are generally too complex for individuals without specialized training. Also, since certain processes are patented and or contain trade secret, these factors limit the Company's ability to clearly project a detailed image of where we are other than to say results have met or exceeded expectations and that work is ongoing on what we hope will be a world class project. For further details, please see our press release dated July 21, 2009, our June 30, 2009 Management Discussion and Analysis and the NI 43-101 documentation on SEDAR and our website.

In January 2010, the Company achieved the US$1.5 million spending threshold for the Timmins project as defined in the agreement dated October 23, 2008 between Drinkard Metalox Inc. ("DMI") and the Company. On March 5, 2010, the agreement was amended, with Globex increasing its ownership to 90% from 75% in exchange for assuming funding of 100% of all costs for the project to the point that the project is spun off into a separate publicly traded vehicle (see press release dated March 17, 2010).

**Wood Pandora gold project**

On our Wood Pandora project, in joint venture with Queenston Mining Inc., we published a NI 43-101 report outlining a resource of 243,000 tonnes grading 17.26 g/t Au (see press release dated March 3, 2008). In addition, we started work to define additional drill targets and carried out a limited drill program in the Amm Shaft area to follow up on a previous gold intersection of 5.8 g/t Au over 0.60 m at 149.4 to 150.0 m down hole. The drilling intersected lower gold values below the previous intersection and intersected a major fault structure. This zone was extended to an intersection of 3.7 g/t Au over a core length of 4.30 m (3.06 m estimated true width) from 149.4 to 153.7 metres down hole including 7.07 g/t over 2.10 m (1.50 metre estimated true width) from 149.4 to 151.5 metres down hole.

Over the year, we were approached by a number of companies interested in reviewing our data and possibly negotiating an agreement. None of these contacts has resulted to date in an agreement. We are now looking at processing alternatives for the Ironwood ore and considering other exploration programs on the property.

**Options**

At year's end, Plato Gold Corp. released drill results from a recent drill program on the Nordeau property which Plato optioned from Globex in 2006. The first two drill holes returned mineralized intersections of 13.34 g/t Au over 2.1 meters, 12.28 g/t Au over 6.5 meters in hole NE 09-01, and 9.11 g/t Au over 5.6 meters in hole NE 09-02. Additional holes were completed and results released in a Plato press release dated January 26, 2010.

In Nova Scotia, field work continued on several of our properties on behalf of NSGold Corporation, which has optioned all of our Nova Scotia properties including our Mooseland Gold Mine property. A NI 43-101 report commissioned by NSGold, was completed in December 2009. NSGold intends to go public, raise capital and begin work on the properties by the second quarter of 2010. Globex will receive cash and shares in NS Gold as well as a 4% Gross Metal Royalty.

In separate work in Nova Scotia, Globex, through prospecting, has located mineralized gold bearing boulders which assay as high as 13.9 g/t Au. The boulders are thought to be derived locally. Limited stripping near the boulders has exposed a mineralized zone approximately 6 meters in width with significant gold values (see press release January 20, 2010). Globex has staked a large block of claims in the area which will henceforth be called the MacKinnon Project. A limited trenching program has been started.

In late December an agreement was reached with Savant Explorations Ltd. to option our Parbec Gold property (See press release dated January 11, 2010). A Memorandum of Understanding was also signed with a private group as regards our 50% interest in the Duquesne West property in Duparquet Township, Quebec located within the large land package now being work by Clifton Star and Osisko Mining Corp. The private group intends to go public through an existing public vehicle and has an option until May 31, 2010 to achieve this goal (see press release dated February 18, 2010).

Bull's Eye Exploration, which has a number of options with Globex, did not look like it would be able to overcome their financial difficulties. This being the case, after several extensions, we asked for the return of all the optioned properties and they have agreed.

Similarly, Silver Capital AG has not been able to advance our Suffield property in 2009, nor has Gold Bullion been able to advance our Jacobie Copper property located in British Columbia. The Jacobie property has been returned to Globex and we are awaiting clarification from Silver Capital AG as to their plans. We also asked for and received the return of the Grandroy, Bateman Bay and Blackcliff properties from C2C Gold Corporation Inc. and Processor Mining Resources Inc. which were unable to proceed with further exploration due to a shortage of funds.

**Royalties**

At the Russian Kid Mine, Rocmec Mining Inc. (Rocmec) completed a 44,000 tonne bulk sample. Results from the bulk sample have not been disseminated but Globex has received several small royalty cheques. Interestingly, Rocmec has acquired 99 additional claims adjoining the mine suggesting a commitment to an expanded work program. In addition, Rocmec initiated a drill program at the mine site in the fourth quarter of 2009 and announced initial narrow high grade intersections such as 18.96 g/t Au over 0.9 meters (see Rocmec press release dated December 9, 2009). Also, on September 30, 2009, Rocmec announced a $6 million "participating loan" with a group of Quebec investors. Globex notified Rocmec that this agreement may not conform to the conditions of Globex's agreement with Rocmec which required Globex's approval of any agreement resulting in the sale of the property. Our concerns are ongoing and the transaction will be closely monitored. In a press release dated March 2, 2010, Rocmec released the results of a new NI 43-101 resource calculation, reporting "an 80% increase in gold resources for the Boucher structures at its Rocmec 1 gold property".

Concerning our Mid-Tennessee Zinc property located in Gordonsville, Tennessee, Nyrstar NV announced in a press release dated September 14, 2009 that they had "recently commenced limited operations at the Gordonsville Zinc mine complex and we (Nyrstar NV) intend to pursue a measured ramp up of those operations over the next six months". This is good news for Globex shareholders as Globex retains a Gross Metal royalty (GMR) of 1% on all zinc sales between US$0.90 and US$1.10 per pound and 1.4% GMR on all zinc sales over US$1.10 per pound. At a zinc price of US$1.03 per pound, this can mean over one million dollars in revenue per year to Globex from this project, depending on production rates.

Work at Globex's Magusi River polymetallic deposit (Au, Ag, Cu, Zn) is stalled while First Metals Inc. tries to get its house in order. Most, but not all of its debt, has been eliminated through the issuance of shares but much more must be done in order to allow for resumption of development at the site. The principal infrastructure remains intact including surface facilities and mining and preliminary processing equipment. In early January 2010, senior management at First Metals Inc. was replaced. Globex's 2% net metal royalty continues to attach to the property. Interpretation of the 10% net profit return is in the hands of an arbitrator.

At the Lyndhurst # 1 Zone, detailed mapping and additional sampling were undertaken. Further stripping of overburden to expose more of the copper-silica zone has been recommended and will likely be carried out in the spring.

At the Turner Falls rare earths property, a part of Hunters Point uranium, gold, rare earths project, additional field work was undertaken, this time resulting in the location and sampling of the Turner Falls' mineralized zone. Highly anomalous rare earths values were returned by the surface sampling (See press release dated February 1, 2010).

In 2009, Globex undertook exploration on our Cote copper-nickel property and Colnet Lake Properties, located west of Rouyn-Noranda. Significant copper and nickel values were returned from surface sampling on the Cote property and gold and zinc values on the Colnet Lake property. Mapping and ground geophysics has indicated a number of drill targets on the Colnet Lake property.

Geophysical surveys were completed on the east half of the Tavernier property indicating a large number of drill targets. The property has seen several drill campaigns which outlined zones of gold, copper and zinc mineralization and still holds many untested targets including extensions to known mineralized zones. We were able to double the size of the property through the acquisition of additional claims.

Exploration was also undertaken on a variety of properties in the Joutel area. Several properties will be allowed to lapse, but others show a need for additional exploration.

Globex also acquired a number of new properties including the Gand Township, Shortt Lake Gold Mine property and a number of surrounding claims. The property was a gold producer when gold prices were significantly lower. We need to reassess the remaining gold potential on the property. In addition, previous exploration outlined several carbonate bodies near the mine which showed significant values of rare earths.

At year's end, we are awaiting a decision by a company which expressed an interest in acquiring our Bell Mountain Gold property in Nevada. In March 2010, a letter of intent was signed with an agreement to be formulated after due diligence.

Globex has initiated discussions with a company to treat the gold bearing heap leach pile at our Vulcan Mine property in Washington State. Our objective is to have the ± 150,000 tonne heap removed from the property thus fulfilling a regulatory requirement.

**Qualified Person**

All scientific and technical information contained in this management's discussion and analysis was prepared by the Company's geological staff under the supervision of Jack Stoch, President and CEO, who is a qualified Person under NI 43-101.

**Results of Operations**

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all monetary values are expressed in Canadian dollars unless otherwise expressly stated.

**Selected Annual Information**

| Years ending December 31, | | 2009 | | 2008 | | 2007 |
|---|---|---|---|---|---|---|
| Total assets | $ | **15,377,831** | $ | 16,201,306 | $ | 16,324,219 |
| Current liabilities | | **577,276** | | 1,056,026 | | 981,617 |
| Future income and mining taxes | | **2,723,441** | | 2,997,668 | | 700,793 |
| Total revenues | | **418,013** | | 3,685,945 | | 1,179,768 |
| Total expenses | | **2,423,749** | | 3,541,145 | | 1,909,201 |
| Net earnings (loss) | | **(1,373,576)** | | (1,130,554) | | (898,403) |
| Net earnings (loss) per share - basic and diluted | $ | **(0.07)** | $ | (0.06) | $ | (0.05) |
| Weighted average number of common shares - basic and diluted | | **18,740,480** | | 18,059,102 | | 16,932,130 |

The Company reported a net loss of $1,373,576 for the year 2009 compared to a net loss of $1,130,554 in 2008.

Revenues: $418,013 (2008 – $3,685,945), decrease of $3,267,932:

The decrease in revenue of $3,267,932 is a result of the reduction in option income from $3,202,391 in 2008 to $152,500 in 2009 as well as a $842,447 reduction in metal royalty income from $1,008,194 in 2008 to $165,747 principally as a result of the shut-down in First Metals Inc. operations. Option and royalty income vary with success of our partners.

The gain on sale of marketable securities of $37,019 (2008 – loss of $717,347) resulted from the sale of the following investments:

| | | 2009 | | 2008 |
|---|---|---|---|---|
| Altai Resources Inc. | $ | - | $ | 9,255 |
| Canada Housing Treasury Bonds | | **20,760** | | - |
| First Metals Inc. | | **79,481** | | (779,540) |
| Gold Bullion Development | | **(5,501)** | | 2,649 |
| Pencari Mining Corporation | | - | | (7,470) |
| Plato Gold Corporation | | **(53,409)** | | - |
| Rocmec Mining Corporation | | **(7,108)** | | 2,368 |
| Strategic Resource Acquisition Corporation | | **2,796** | | 55,391 |
| Gain (loss) on sale of marketable securities | | **37,019** | | (717,347) |

Due to lower interest rates and funds available for investment, interest income at $56,555 was down $112,842 from 2008.

Expenses: $2,423,749 (2008 – $3,541,145), decrease of $1,117,396:

The other-than-temporary impairment loss on marketable securities of $118,374 represents the decline in the market value on 588,200 Strategic Resource Acquisition Corporation shares. In 2008, the Company recognized a loss on 2,713,018 shares of First Metals Inc. which totalled $1,814,331.

Overall expenses excluding other-than-temporary impairment increased by 33% over 2008. The major expense variances resulted from:

- Write-down of deferred exploration expenses of $912,314 (2008 - $185,143), increased by $727,171 due to the write down of an airborne survey which had been completed in 2007 and 2008 over the Joutel area, totalling $614,445 and general exploration in Quebec during 2009 which resulted in an additional write down of $68,031.
- Amortization of $62,304 increased by $733 from 2008.
- Foreign exchange loss was $34,088 compared to a gain of $127,774 in 2008.
- Administration expenses of $529,269 (2008 – $676,817), decreased by $147,548. The administrative staff salaries increased by $19,440 in 2009 over 2008. Completion of office and warehouse renovations costs were $20,970 more than in the same period in 2008. In light of current economic conditions, the Company reduced advertising and promotion costs over the previous year by $94,688.
- Professional fees and outside services of $555,471 (2008 - $630,310), decreased by $74,839 mainly as a result of specialized accounting services which were incurred in the previous year.
- Stock-based compensation and payments $211,929 (2008 - $300,747) decreased by $88,818.

Income and mining taxes for the year

- During the year, the Company recorded a $632,160 income and mining tax recovery representing timing differences and non-deductible items whereas in 2008, the Company provided $1,275,354 for income and mining taxes mainly representing prior years' tax assessments, non-deductible items and tax benefits not previously accounted for.

**Summary of Quarterly Results**

The following table shows selected results by quarter for the last eight quarters:

| | 2009 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | **Q4** | **Q3** | **Q2** | **Q1** | Q4 | Q3 | Q2 | Q1 |
| Total revenues | **$ 174,299** | **$ (48,380)** | **$ 257,065** | **$ 35,029** | $ (578,392) | $ 174,448 | $ 693,753 | $ 3,396,136 |
| Total expenses | **1,099,681** | **360,808** | **517,058** | **446,202** | 2,476,186 | 290,408 | 513,043 | 261,508 |
| Net earnings (loss) | **(544,276)** | **(319,952)** | **(221,458)** | **(287,890)** | (3,352,001) | (81,145) | 118,013 | 2,184,579 |
| Net earnings (loss) per share - basic & diluted | **(0.02)** | **(0.02)** | **(0.01)** | **(0.02)** | (0.18) | - | 0.01 | 0.11 |

Note: Q1 2008 restated

**Quarter 4, Comparisons (2009 as compared to 2008):**

The Company reported a net loss of $544,276 for Q4-2009 compared to net loss of $3,352,001 for the fourth quarter ended December 31, 2008.

Revenues: $174,299 (Q4 2008 - $(578,392), increase of $752,691:

The increase in revenues of $752,691 is mainly a result of loss on sale of First Metals Inc. shares of $787,009 recorded in 2008.

Expenses: $1,099,681 (Q4 2008 - $2,476,186), decrease of $1,376,505:

The $1,099,681 of expenses in Q4 2009 include a write down of mineral properties of $756,698 (Q4-2008 of $100,475) as well as no provision for other than temporary impairment on marketable securities (Q4 2008 - $1,814,331). These two items account for the majority of the change in the expenses in the respective quarters.

The $756,698 (2008 - $100,475) write down of mineral properties mainly represents the costs of an airborne survey in 2007 and 2008 over the Joutel area totalling $614,445, as well as general Quebec exploration of $37,102.

Other changes in expenses are as follows:

- A foreign exchange loss of $3,369 incurred in the fourth quarter of 2009 as compared to a gain of $89,863 in the fourth quarter of 2008.
- Administration expenses in the fourth quarter of 2009 totalled $159,451 (2008 - $202,549) representing a decrease of $43,098 mainly as a result of reduced advertising and promotion activities.
- Although salaries increased by $7,068 and IT consultants by $14,157 in Q4 2009 compared to Q4 2008, the overall decrease in administration costs is due to reduced advertising and promotion of $15,538, audit fees of $14,750 and municipal taxes of $6,578.
- Professional fees and outside services of $138,168 (2008 - $222,864), reflect a decrease of $84,696 as specialized accounting services which were incurred in the previous year were not needed.
- Stock option compensation and payments of $23,683 were lower than the total expense of $205,555 in Q4 2008 mainly as a result of fewer options being granted in the current period (Q4 2009 - 20 000 options and Q4 2008 - 450,000 options).

**2009 Quarterly Comparisons:**

- In Quarter 4, 2009, the Company received $152,000 of option payments whereas no option payments were received in Q3 which accounts for the majority of the $222,679 variation in the revenues between the two quarters. In addition, the Company incurred a loss of $60,000 on the disposition of shares in Q3. The total expenses of $1,099,681 in Q4 were $738,873 more than the Q3 total of $360,808 with the majority of the increase attributable to the $756,698 write-down in exploration properties processed in the fourth quarter. The combined impact of the revenues and expenses as described above explain the difference in the net loss in the respective quarters.
- In Quarter 3, 2009, the Company recorded a loss on the sale of shares of $60,000 which was offset by other revenues which resulted in negative revenues of $48,380. In the second quarter of 2009, the revenues totalled $257,065. The change between Q2 revenues and the Q3 revenues is mainly a result of the receipt of a final net metal royalty payment of $155,000 from First Metals Inc. as well as a profit on the sale of shares of approximately $76,000 compared with the $60,000 loss on shares in the third quarter as outlined above. In Q3 of 2009 the expenses totalled $360,808 as compared to $517,058 in Q2. The majority of the higher level of expenses in Q2 related to the stock-based compensation expense of $142,000 which related to options granted in that quarter. There were a number of other expenses incurred in that quarter related to increased investor relations activities.
- In Quarter 2, 2009, the revenues were $257,065 as compared to $35,029 in Q1, 2009, with the variance mainly attributable to the net metal royalty of $155,000 from First Metals Inc. received in Q2, with no comparative revenue in Q1 along with a profit on the sale of shares of $76,000 generated in Q2 with no comparable amount in Q1. The difference between the Quarter 2, 2009 operating expenses of $517,058 and the Q1, 2009 expenses of $446,202 is mainly attributable to stock-based compensation expense of $142,000 which related to options granted in the second quarter of 2009.

**Related Party Transactions**

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

During the year ending December 31, 2009, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

| | **2009** | 2008 |
|---|---|---|
| Compensation - Jack Stoch, President and CEO | $ **159,996** | $ 159,996 |
| Compensation - Dianne Stoch, Corporate Secretary | **120,000** | 120,000 |
| Rent - Core facility, core storage and equipment | - | 30,515 |
| Purchase - Building and land for core storage | - | 212,800 |
| | **279,996** | 523,311 |

In 2009, Jack Stoch and Dianne Stoch purchased 50,000 common shares under a flow-through financing offer of the Company. See "Capital Resources" section of this MD&A for further details of these transactions. On November 26, 2009, Dianne Stoch resigned as Chief Financial Officer and Treasurer of the Company a position which she has held since 1985. Ms. Stoch will continue her association with the Company as Corporate Secretary and a Director.

**Changes in accounting policies**

**Goodwill and intangible assets**

On January 1, 2009, the Company has adopted Canadian Institute of Chartered Accountants ("CICA") Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee ("EIC") Abstract 27, Revenues and Expenditures During the Pre-operating Period, and the amendment of Accounting Guideline ("AcG") 11, Enterprises in the Development Stage. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. In particular, the new standard sets out specific criteria for the recognition of intangible assets and clarifies the application of the concept of matching costs with revenues, so as to eliminate the practice of recognizing as assets items that do not meet the definition of an asset or satisfy the recognition criteria for an asset. The adoption of this section had no impact on the consolidated financial statements.

**Financial Instruments**

In January 2009, the Company adopted EIC-173, Credit risk and the fair value of financial assets and financial liabilities issued by the Emerging Issues Committee. This abstract requires that an entity's own credit risk (for financial liabilities) and the credit risk of the counterparty (for financial assets) should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this abstract did not have a material impact on the Company's consolidated financial statements.

The Company adopted the changes made by CICA to Section 3862, Financial instruments – Disclosures whereby an entity shall classify and disclose fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 – valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The required disclosures are included in note 14.

**Mining exploration costs**

EIC-174 "Mining Exploration Costs" provides guidance on the accounting and the impairment review of exploration costs. This standard did not have a significant effect on the Company's financial statements.

**Future Accounting Changes**

**International Financial Reporting Standards**

The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. The AcSB announced on February 13, 2008 that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules.

Although the Company has completed a preliminary assessment of the accounting and reporting differences, impacts on systems and process, it has not yet finalized these assessments. As the Company finalizes its determination of the significant impacts on its financial reporting it intends to disclose such impacts in future Management's Discussion and Analysis.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adoption of IFRS at the changeover date. The International Accounting Standards Board ("IASB") will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.

The Company's adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards ("IFRS 1"), which provides guidance for an entity's initial adoption of IFRS. IFRS1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period (January 1, 2011) retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. Management is assessing the exemptions available under IFRS 1 and their impact on the Company's future financial position.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Set out below are the key areas where changes in accounting policies are expected that may impact the Company's consolidated financial statements. The list is intended to highlight those areas management believes to be most significant. However, the IASB has significant ongoing projects such as a review of resource accounting including exploration accounting that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company's consolidated financial statements.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

| Key accounting area | Difference from Canadian GAAP, with potential impact for the Company |
|---|---|
| Presentation of Financial Statements (IAS 1) | Additional disclosures in the notes to financial statements. IAS 1 also requires the presentation of current assets and current liabilities in order of liquidity. |
| Share-based payments (IFRS 2) | There are differences with respect to the measurement of stock-based payments to non-employees (generally measured at the more reliably measurable amount of either the fair value of the goods or services received, or the fair value of the award at the earlier of performance commitment or completion date). |
| Exploration for and Evaluation of Mineral Resources (IFRS 6) | This guidance applies to expenditures incurred after legal rights to explore a specific area are obtained and before technical feasibility. It also includes criteria regarding impairment of an asset. In Canada, the accounting guidance is outlined in Property, plant and equipment (3061), Impairment of long-lived asset guidance (3063) as well as in EIC-174 "Mining Exploration Costs". Unlike IFRS, in Canada impairment losses are recognized in profit or loss and they are not reversed as a result of an improvement in circumstances which caused the impairment. |
| Financial Instruments: Disclosure (IFRS 7) | There are a number of similarities between the disclosures of qualitative and quantitative disclosures of an entity's financial risks and its financial risk management objectives and policies. |
| Statement of cash flows (IAS 7) | The statement of cash flows presents cash flows during the period classified by operating, investing, and financing activities which is similar to Canadian GAAP. There are some differences regarding the information attributable to discontinued operations and the treatment of changes in ownership interests. |
| Income Taxes (IAS 12) | Recognition and measurement criteria for deferred tax assets and liabilities are different. |
| Financial Instruments: Recognition, Measurement and Presentation (IAS 39 and 32) | Under IFRS, like Canadian GAAP, certain types of contracts are treated as financial instruments. The disclosures require qualitative and quantitative disclosures of an entity's financial risks and its financial risk management objectives and policies. The level of disclosure varies depending on the nature and significance of financial instruments to the entity. |

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company's consolidated financial statements can only be measured once all of the applicable IFRS at the conversion date are known.

Additional analytical and assessment work is planned for 2010, but the Company believes that its' IFRS conversion project is progressing according to schedule.

**Business Combinations**

In January 2009, the CICA issued the following new Handbook sections: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. These new Sections will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted to the extent the three new Sections are adopted simultaneously. Together, the new Sections establish standards for the accounting for a business combination, the preparation of consolidated financial statements and the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements. The Company does not expect that the adoption of these new Sections will have a material impact on its consolidated financial statements.

**Disclosure Controls and Procedures**

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have evaluated the design and effectiveness of the Company's disclosure controls and procedures as defined in the rules of the Canadian Securities Administrators as at December 31, 2009. Based on that evaluation, they have concluded that the Company's disclosure controls and procedures were as of and for the year ending December 31, 2009 appropriately designed and operating effectively.

**Internal Control over Financial Reporting (ICFR)**

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Company; and (ii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

During the year ended December 31, 2009, and as at the year end, the CEO and CFO have participated in the evaluation of the design of internal controls over financial reporting based on criteria established in Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). They have also caused the effectiveness of ICFR to be evaluated at the financial year-end and based on their evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that internal controls over financial reporting are appropriately designed and operating effectively to ensure that the preparation of financial statements for external reporting purposes are in accordance with the Company's application of Canadian GAAP.

In the 2008 Annual MD&A, Management reported a material weakness over the identification and timely application of new accounting standards in the preparation and reporting of external financial information. At that time, the Company implemented procedures including the receipt, on a quarterly basis of an update of the accounting standards from accounting advisors, as well as the review and application of these revised standards.

**Financial Instruments and Risk Management**

**Risk management**

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date December 31, 2009.

As a result of the volatile economic conditions precipitated by the credit crisis, at December 31, 2009, the Company had $2.8 million in financial instruments, fully guaranteed by the Canadian Government, classified as marketable securities and cash restricted for flow-through expenditures on the balance sheet. The Company's remaining cash restricted for flow-through is deposited with a Canadian banking institution, member of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

### Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk as at December 31, 2009 and 2008 was:

| | | **2009** | | 2008 |
|---|---|---|---|---|
| Cash and cash equivalents | $ | **-** | $ | 1,140,052 |
| Cash restricted for flow-through expenditures | | **347,883** | | 561,039 |
| Accounts receivable | | **215,621** | | 365,035 |
| | | **563,504** | | 2,066,126 |

Accounts receivable are mainly made up of an option payment due from Plato Gold Corporation paid in January 2010 and taxes receivable from government authorities. As the government receivables arise from legislative measures they do not represent a high credit risk. A total of $2,045 in doubtful accounts was written off during the period ending December 31, 2009.

### Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through the management of its capital structure and financial leverage, as outlined in the following "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions outside of the ordinary course of business. The Company has financed its exploration and mining activities through operating cash flows and the utilisation of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

### Foreign Exchange Risk

As at December 31, 2009, the Company has cash of $6,587 (2008 - $117,176) in US dollars. The Company estimates that the impact on earnings of a one percent increase or decrease in the US exchange rate would be insignificant.

### Interest Rate Risk

The Company is not exposed to a significant interest rate risk since the Company has no credit facility. The interest revenue arising from the balance of operating cash accounts is subject to interest rate fluctuations. Based on the balances outstanding during the quarter ended December 31, 2009, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

### Capital Disclosures

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is a Canadian exploration company, its principal source of funds is from the issuance of common and flow-through shares and exploration tax credits as well as managing cash and cash equivalents, cash restricted for flow-through expenditures, marketable securities and accounts receivable. In the management of capital, the Company includes the components of shareholders' equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or dispose of properties. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations though its current operating period. The Company is currently not subject to externally imposed capital requirements.

Neither the management of capital nor the objectives have changed during the current year.

The Company monitors capital on the basis of surplus to equity. The components of the surplus are outlined below at December 31:

| | | **2009** | | 2008 |
|---|---|---|---|---|
| Cash and cash equivalents | $ | - | $ | 1,140,052 |
| Cash restricted for flow-through expenditures | | **347,883** | | 561,039 |
| Marketable securities - term deposits and treasury bonds | | **2,757,864** | | 3,152,340 |
| Accounts receivable | | **215,621** | | 365,035 |
| Quebec refundable tax credit and mining duties | | **230,888** | | 50,289 |
| | | **3,552,256** | | 5,268,755 |
| Exploration expenditure obligations | | **(347,883)** | | (561,039) |
| Surplus | | **3,204,373** | | 4,707,716 |
| Shareholders' equity | | **12,077,114** | | 12,147,612 |

**Critical accounting assumptions, policies and estimates**

The preparation of the Corporation's audited financial statements requires management to make certain estimates that affect the amounts reported in the financial statements. Note 4 to the Financial Statements for the year ended December 31, 2009 summarized the significant accounting policies and also identified that certain accounting policies require management to make estimates or assumptions that in some cases are inherently uncertain. In preparing the audited financial statements, management has used the same approaches and methods as were used for the audited financial statements of the Corporation for the year ended December 31, 2008.

The critical accounting assumptions and estimates used in the preparation of these statements include the Company's assumption that it is a going concern, an estimate of recoverable value of its mineral properties and deferred exploration expenses, and the carrying value of the plant, property and equipment, as well as the value of its stock-based compensation and fair value of financial assets and liabilities and valuation of marketable securities. Key areas of estimation, where management has made difficult complex or subjective judgments include, finite lives and carrying value of property, plant and equipment, the ability to use income tax loss carry forwards and other future income tax assets and the recoverability of mineral interests which require estimates of future cash flows. A description of the relevant accounting policies follows.

**Mineral properties and deferred exploration expenses**

The Company accounts for mineral properties and deferred exploration expenses in accordance with the Canadian Institute of Chartered accountants ("CICA") Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC-174, "Mining Exploration Costs" ("EIC-174") of the Emerging issues Committee.

CICA 3061 provides for the capitalization of the acquisition and exploration expenses of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration expenses to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gains. Costs related to abandoned projects are written off. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the resource interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

**Impairment of long-lived assets**

The Company follows the recommendations in CICA Handbook Section 3063 - "Impairment of Long-Lived Assets" and the CICA's Emerging Issues Committee ("EIC") emerging extract EIC-174 - "Mining Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mineral properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant an assessment. EIC-174 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavorable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, capitalized costs are written down to the estimated recoverable amount.

The Company has sufficient financing in place to meet its exploration property commitments. Globex has the intent and ability to retain its properties until the business climate improves, and although the adverse change in the business climate may result in a delay in the cash flows from properties, this factor alone may not require an impairment test. We review all of our properties annually to determine whether exploration undertaken has eliminated any further viable targets on a property and if affirmative, the property and all associated exploration costs are written down. Costs related to any property not explored over the past 3 years are also written down.

**Stock-based Compensation**

Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. The Company records stock options granted using a fair value based on the Black-Scholes model, to estimate fair value.

The following weighted assumptions were applied:

| | 2009 | 2008 |
|---|---|---|
| Expected dividend yield | **Nil** | Nil |
| Expected stock price volatility | **84.5%** | 70.9% |
| Risk free interest rate | **2.06%** | 2.51% |
| Expected life | **3.28 years** | 3.36 years |
| Weighted average fair value of options at grant date | **$0.46** | **$0.45** |

During the period ending December 31, 2009, the Company granted 465,000 stock options, with 460,000 vesting immediately having an assigned value of $211,929. The details of the grants are: 430,000 stock options to service providers, exercisable at a weighted average price of $2.25, with terms of 1 and 5 years and 35,000 to employees at a weighted average price of $0.97, for a 5 year period. In 2008, 650,000 options were granted.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

### Capital Resources

As at March 19, 2010, 19,240,074 common shares are issued and outstanding and 2,855,500 stock options remain outstanding for a fully diluted common share capital of 22,095,574. In July 2009, 857,000 flow-through shares were issued for $1,015,550 under a private placement. Jack Stoch, a significant shareholder of the Company, purchased 20,000 common shares (equal to 2.3% of the total number issued) and Dianne Stoch purchased 30,000 common shares (equal to 3.5% of the total number issued), both of whom are officers and directors of the Company.

### Liquidity and Working Capital

At December 31, 2009, the Company had no cash and cash equivalents compared to $1,140,052 at December 31, 2008 excluding cash restricted for flow-through expenditures of $347,883 (2008 - $561,039).

Marketable securities of $2,936,343 at December 31, 2009 include shares with a market valuation of $178,479 and term deposits and treasury bonds of $2,757,864 fully guaranteed by the Canadian government.

At the period ended December 31, 2009, the Company's working capital (based on current assets minus current liabilities) was $3,187,490 (December 31, 2008 - $4,477,128). The Company believes that based on the current cash and working capital position, it has sufficient resources readily available to meet its current exploration spending commitments and corporate and administrative requirements for the next twelve months.

Globex does not have any long-term debt or similar contractual commitments.

### Risks and Uncertainties

Risks beyond the control of the Company come from multiple sources.

**Metal Prices:** World-wide supply and demand for metals determines metal prices. Lower metal prices reduce exploration activity and thus the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals. Metal prices also directly affect the revenue stream that Globex anticipates from mines in production. Lower metal prices equal lower or no revenue. Higher metal prices equal higher revenue.

**Currency Exchange Fluctuations:** Metal prices are quoted in US dollars. A strong US dollar against the Canadian dollar enhances metal revenues when translated to Canadian dollars, causing an equivalent increase in net profits. A weak US dollar shrinks potential metal revenues while mining and exploration costs in Canadian dollars remain constant or actually increase, thus reducing profits. The viability of a mine could be determined by currency fluctuation.

**Staff Recruitment and Retention:** As a result of the cyclical nature of the business, the lack of job security, it is difficult to find and retain the experienced, competent individuals required to build a company: Salaries, benefits, working conditions and challenge must be competitive.

**Option Revenue:** Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled with negative results, then the property may cease to have exploration potential and thus the ability to generate future option revenue.

**Success of Partners:** The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, then the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively affected.

**Government Legislation and Taxation:** Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources for financing exploration programs. Any material changes in these programs could adversely affect the Company's operations.

**Finding and Developing Economic Reserves:** The recoverability of amounts capitalized for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

**Other risks the Company faces are:** Renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

**Outlook**

Globex is pleased with the achievements to date on the **Timmins Talc-Magnesite** project and anticipates that the project will continue to advance during the next year. The recent rebound in base metal and precious metal prices has changed the psychology within the junior mining sector and attractive projects are now receiving investor attention. Globex will continue to exploit its projects and opportunities. In addition, the Company anticipates that it will continue to receive option payments and royalty payments. On an overall basis, the Company believes that it is well positioned with a combination of exciting projects and the resources necessary to continue to advance its strategic directions.

**Additional Information**

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the fiscal years ended December 31, 2009 and 2008 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2009 and/or 2008 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

**Authorization**

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

*(Signed)*
Jack Stoch
Director

*(Signed)*
Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec
March 19, 2010

# Responsibilities for Financial Statements

The management of the Company is responsible for the preparation of the consolidated financial statements and the financial information contained in the Annual Report. The accompanying consolidated financial statements of Globex Mining Enterprises Inc. have been prepared by management and approved by the Board of Directors of the Company. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate reflect management's best estimates and judgments based on currently available information.

Globex maintains adequate accounting systems and administrative controls to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l., Chartered Accountants, have been appointed by the shareholders to conduct an independent audit of the Company's financial statements. Their report outlines the nature of their audit and expresses their opinion of the financial statements of the Company.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Audit Committee is also responsible for making recommendations with respect to the appointment, the remuneration and the terms of engagement of the Company's auditors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditor's report, and examines the fees and expenses for audit services, and considers the engagement of reappointment of the external auditors. Samson Bélair/Deloitte & Touche s.e.n.c.r.l., the external auditors, have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to shareholders.

*(Signed)*
Jack Stoch
President and Chief Executive Officer

*(Signed)*
James Wilson
Chief Financial Officer and Treasurer

# Auditors' Report

To the Shareholders of Globex Mining Enterprises Inc.

We have audited the consolidated balance sheets of Globex Mining Enterprises Inc. as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), contributed surplus and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*(Signed)*
Samson Bélair/Deloitte & Touche s.e.n.c.r.l. [1]
Rouyn-Noranda, Canada
February 1, 2010

[1] Chartered accountant auditor permit n° 18190

## GLOBEX MINING ENTERPRISES INC.

# Consolidated Balance Sheets

As at December 31,

| | | 2009 | | 2008 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets | | | | |
| Cash and cash equivalents (note 5) | $ | **-** | $ | 1,140,052 |
| Cash restricted for flow-through expenditures (note 5) | | **347,883** | | 561,039 |
| Marketable securities | | **2,936,343** | | 3,374,634 |
| Accounts receivable | | **215,621** | | 365,035 |
| Quebec refundable tax credit and mining duties | | **230,888** | | 50,289 |
| Prepaid expenses | | **34,031** | | 42,105 |
| | | **3,764,766** | | 5,533,154 |
| Reclamation bonds (note 6) | | **125,320** | | 141,474 |
| Properties and equipment (note 7) | | **516,505** | | 547,529 |
| Mineral properties (Schedule A) | | **2,870,356** | | 2,842,204 |
| Deferred exploration expenses (note 8) (Schedule A) | | **8,100,884** | | 7,136,945 |
| | | **15,377,831** | | 16,201,306 |
| **Liabilities** | | | | |
| Current liabilities | | | | |
| Accounts payable and accrued liabilities | | **270,238** | | 748,988 |
| Income tax payable | | **307,038** | | 307,038 |
| | | **577,276** | | 1,056,026 |
| Future income and mining taxes (note 9) | | **2,723,441** | | 2,997,668 |
| **Shareholders' equity** | | | | |
| Share capital | | | | |
| Authorized: Unlimited common shares with no par value | | | | |
| Issued and fully paid: 19,215,074 common shares | | | | |
| (2008 - 18,338,074 common shares) (note 10) | | **45,900,953** | | 45,026,832 |
| Contributed surplus | | **3,004,037** | | 2,799,452 |
| Deficit | | **(36,553,355)** | | (35,149,968) |
| Accumulated other comprehensive income (loss) (note 11) | | **(274,521)** | | (528,704) |
| | | **(36,827,876)** | | (35,678,672) |
| | | **12,077,114** | | 12,147,612 |
| | | **15,377,831** | | 16,201,306 |

Approved by the Board

*(Signed)*
Jack Stoch, Director

*(Signed)*
Dianne Stoch, Director

**GLOBEX MINING ENTERPRISES INC.**

## Consolidated Statements of Operations and Comprehensive Income (loss)

Years ended December 31,

| | 2009 | 2008 |
|---|---|---|
| **Revenues** | | |
| Option income | $ 152,500 | $ 3,202,391 |
| Metal royalty income | 165,747 | 1,008,194 |
| Gain (loss) on sale of marketable securities | 37,019 | (717,347) |
| Interest income | 56,555 | 169,397 |
| Other | 6,192 | 23,310 |
| | 418,013 | 3,685,945 |
| **Expenses** | | |
| Amortization | 62,304 | 61,571 |
| Loss (gain) on foreign exchange translation | 34,088 | (127,774) |
| Administration | 529,269 | 676,817 |
| Professional fees and outside services | 555,471 | 630,310 |
| Stock-based compensation (note 10) | 17,939 | 109,219 |
| Stock-based payments (note 10) | 193,990 | 191,528 |
| Other-than-temporary impairment on marketable security | 118,374 | 1,814,331 |
| Write-down of mineral properties and deferred exploration expenses | 912,314 | 185,143 |
| | 2,423,749 | 3,541,145 |
| Earnings (loss) before income and mining taxes | (2,005,736) | 144,800 |
| **Income and mining taxes (note 9)** | | |
| Current | (16,857) | 323,891 |
| Future | (615,303) | 951,463 |
| | (632,160) | 1,275,354 |
| **Net earnings (loss)** | (1,373,576) | (1,130,554) |
| Net earnings (loss) per common share (note 12) | | |
| Basic and diluted | (0.07) | (0.06) |
| **Other comprehensive income (loss), net of taxes** | | |
| Changes in unrealized gains (loss) on available-for-sale marketable securities | | |
| Unrealized gains (loss) gains arising during the period, net of taxes | 172,828 | (4,613,981) |
| Reclassification to earnings of losses or (gains) realized from available-for-sale marketable securities, net of taxes | (37,019) | 740,496 |
| Reclassification to earnings of other-than-temporary impairment on marketable securities | 118,374 | 1,814,331 |
| | 254,183 | (2,059,154) |
| Net earnings (loss) | (1,373,576) | (1,130,554) |
| **Comprehensive income (loss)** | (1,119,393) | (3,189,708) |

**GLOBEX MINING ENTERPRISES INC.**

## Consolidated Statements of Contributed Surplus and Deficit

Years ended December 31,

| | 2009 | 2008 |
|---|---|---|
| **Contributed surplus** | | |
| **Balance, beginning of year** | **$ 2,799,452** | $ 2,500,455 |
| Stock-based compensation costs (note 10) | **17,939** | 109,219 |
| Stock-based compensation payments (note 10) | **193,990** | 191,528 |
| Fair value of stock options exercised (note 10) | **(7,344)** | (1,750) |
| **Balance, end of year** | **3,004,037** | 2,799,452 |
| **Deficit** | | |
| **Balance, beginning of year** | **(35,149,968)** | (33,955,212) |
| Net earnings (loss) | **(1,373,576)** | (1,130,554) |
| Share issue expenses net of taxes $10,970 (2008 - $23,625) | **(29,811)** | (64,202) |
| **Balance, end of year** | **(36,553,355)** | (35,149,968) |

## GLOBEX MINING ENTERPRISES INC.

# Consolidated Statements of Cash Flows

Years ended December 31,

| | 2009 | 2008 |
|---|---|---|
| **Operating activities** | | |
| Net earnings (loss) | **$ (1,373,576)** | $ (1,130,554) |
| Items not affecting cash: | | |
| Option income received in marketable securities (note 13) | **(27,500)** | (2,710,927) |
| Other-than-temporary impairment on marketable security | **118,374** | 1,814,331 |
| Amortization of properties and equipment | **62,304** | 61,571 |
| Foreign exchange rate variation on reclamation bond | **16,154** | (31,809) |
| Loss (gain) on sale of marketable securities | **(37,019)** | 717,347 |
| Write-down of mineral properties and deferred exploration expenses | **912,314** | 185,143 |
| Amortization of bonds premium | **10,192** | 5,109 |
| Future income and mining tax expense (recovery) | **(615,303)** | 951,463 |
| Stock-based compensation | **17,939** | 109,219 |
| Stock-based payments | **193,990** | 191,528 |
| | **651,445** | 1,292,975 |
| Changes in non-cash operating working capital items (note 13) | **(270,973)** | 979,923 |
| | **(993,104)** | 1,142,344 |
| **Financing activities** | | |
| Issuance of share capital | **1,035,750** | 2,131,500 |
| Buy-back of share capital | **-** | (20,080) |
| Share capital issue expenses | **(40,781)** | (87,827) |
| | **994,969** | 2,023,593 |
| **Investing activities** | | |
| Acquisition of properties and equipment | **(31,280)** | (269,218) |
| Deferred exploration expenses | **(1,924,068)** | (4,177,849) |
| Mineral properties acquisitions | **(28,152)** | (34,670) |
| Proceeds on mineral properties optioned | **-** | 48,534 |
| Proceeds on sale of marketable securities | **1,684,189** | 9,251,226 |
| Acquisition of marketable securities | **(1,055,762)** | (11,002,380) |
| Cash restricted for flow-through expenditures variation | **213,156** | 1,915,961 |
| | **(1,141,917)** | (4,268,396) |
| Net decrease in cash and cash equivalents | **(1,140,052)** | (1,102,459) |
| Cash and cash equivalents, beginning of year | **1,140,052** | 2,242,511 |
| **Cash and cash equivalents, end of year** | **-** | 1,140,052 |

Supplementary cash flow information (note 13)

# Notes to the Consolidated Financial Statements

## Year ended December 31, 2009 and 2008

**1. Description of the business**

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, rare earth, nickel, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX International, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

These financial statements have been prepared on a going-concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. This assumption is based on the current net assets of the Company and management's current operating plans.

**2. Adoption of new accounting standards**

***Goodwill and intangible assets***

On January 1, 2009, the Company has adopted Canadian Institute of Chartered Accountants ("CICA") Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee ("EIC") Abstract 27, Revenues and Expenditures During the Pre-operating Period, and the amendment of Accounting Guideline ("AcG") 11, Enterprises in the Development Stage. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. In particular, the new standard sets out specific criteria for the recognition of intangible assets and clarifies the application of the concept of matching costs with revenues, so as to eliminate the practice of recognizing as assets items that do not meet the definition of an asset or satisfy the recognition criteria for an asset. The adoption of this section had no impact on the consolidated financial statements.

***Financial instruments***

In January 2009, the Company adopted EIC-173, Credit risk and the fair value of financial assets and financial liabilities issued by the Emerging Issues Committee. This abstract requires that an entity's own credit risk (for financial liabilities) and the credit risk of the counterparty (for financial assets) should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this abstract did not have a material impact on the Company's consolidated financial statements.

The Company also adopted the changes made by CICA to Section 3862, Financial instruments – Disclosures whereby an entity shall classify and disclose fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels :

Level 1: valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
Level 3: valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

# Notes to the Consolidated Financial Statements

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The required disclosures are included in note 14.

***Mining exploration costs***

EIC-174 "Mining Exploration Costs" provides guidance on the accounting and the impairment review of exploration costs. This standard did not have a significant effect on the Company's financial statements.

## 3. Future accounting changes

***International Financial Reporting Standards***

The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. In October 2009, the AsSB reconfirmed that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules.

The Company has completed an initial assessment of the differences between Canadian GAAP and IFRS relevant to Globex and is in the process of finalizing a more detailed assessment. The initial assessment identified that changes were required to accounting systems and business processes mainly related to capitalization of exploration expenses and the need to test for impairment of mineral properties. Further training and development are ongoing for 2010.

***Business combinations, consolidated financial statements and non-controlling interests***

In January 2009, the CICA issued the following new Handbook sections: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. These new Sections will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted to the extent the three new Sections are adopted simultaneously. Together, the new Sections establish standards for the accounting for a business combination, the preparation of consolidated financial statements and the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company does not expect that the adoption of these new Sections will have a material impact on its consolidated financial statements.

## 4. Accounting policies

***Principles of consolidation***

The consolidated financial statements of Globex are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company, Globex Nevada Inc. and World Wide Magnesium Corporation. In addition, the Company has a joint venture that is consolidated using proportionate consolidation. All significant intercompany transactions and balances have been eliminated on consolidation.

# Notes to the Consolidated Financial Statements

***Translation of foreign currencies***

Integrated foreign operation and accounts denominated in foreign currency are translated as follows: monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the year except for amortization, which is translated at historical rates. Translation gains or losses are included in earnings.

***Properties and equipment***

Property and equipment are recorded at cost. Amortization is based on their estimated useful lives using the diminishing balance method and rates as follows:

| | |
|---|---|
| Buildings | 4% |
| Mining equipment, office equipment and vehicles | 30% |
| Computer systems | 30 - 100% |

***Mineral properties and deferred exploration expenses***

The Company accounts for mineral properties and deferred exploration expenses in accordance with the CICA Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC-174, "Mining Exploration Costs" ("EIC-174"). CICA 3061 provides for the capitalization of the acquisition and exploration expenses of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration expenses to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gain. Costs related to abandoned projects are written off. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the resource interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

***Quebec refundable tax credit and mining duties***

The Company is entitled to a refundable tax credit of 35% on qualified, unrenounced to investors, mining exploration expenses incurred in the province of Quebec. Furthermore, the Company is entitled to a refund of mining duties of 12% on qualified, unrenounced to investors, mining exploration expenses net of the refundable tax credit. Refundable tax credits are accounted for against the exploration expenses incurred and the mining duties refunds are recorded for as current mining taxes in the statement of operations.

# Notes to the Consolidated Financial Statements

***Impairment of long-lived assets***

The Company follows the recommendations in CICA Handbook Section 3063 – "Impairment of Long-Lived Assets" and the CICA's emerging extract EIC-174 – "Mining Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mineral properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant an assessment. EIC-174 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavorable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, capitalized costs are written down to the estimated recoverable amount.

***Cash and cash equivalents***

Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months.

***Cash restricted for flow-through expenditures***

Cash restricted for flow-through expenditures is composed of cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months. The cash is restricted to pay prescribed resource expenditure in the province of Quebec.

***Marketable securities***

Marketable securities consist of investments in money market instruments with an original term of more than three months, but no longer than one year. Also included in marketable securities are the shares of public companies, which are not subject to any trading restrictions.

***Flow-through shares - tax benefits renounced***

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through shares are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the later of renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

# Notes to the Consolidated Financial Statements

***Use of estimates***

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. During the fiscal year presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of the Quebec refundable tax credit and mining duties resulting from mining exploration expenses, the recoverability of mineral properties and deferred exploration expenses, valuation of stock-based compensation, valuation of future income taxes, the fair value of financial assets and liabilities and the valuation of marketable securities. These estimates and valuation assumptions are based on current information and management's planned course of actions, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

***Realization of assets***

Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

***Stock-based compensation and payments***

The company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock.

***Revenue recognition***

Partial sales of mineral properties are accounted for by applying the proceeds from such sales/options to the carrying costs of the property and reducing these costs to zero prior to recognizing any gain. Realized gains or losses on marketable securities are recorded when sold. Interest income is recorded on the accrual basis. Shares received under option agreements are valued at fair value which is determined at quoted price if the shares are quoted in an active market and if the market for the shares is not active, fair value is established by using a valuation technique. Royalty income is recorded on an accrual basis.

***Income taxes***

The Company uses the asset and liability method in accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributed to differences between the financial statement carrying values of assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year of the rate change. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

# Notes to the Consolidated Financial Statements

***Financial instruments***

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. Settlement date accounting is used.

| Classification | |
|---|---|
| Cash and cash equivalents | Held for trading |
| Cash restricted for flow-through expenditures | Held for trading |
| Marketable securities | Available-for-sale |
| Accounts receivable | Loans and receivables |
| Reclamation bonds | Available-for-sale |
| Accounts payable and accrued liabilities | Other liabilities |

## 5. Cash and cash equivalents and cash restricted for flow-through expenditures

| As at December 31, | | 2009 | | 2008 |
|---|---|---|---|---|
| **Cash and cash equivalents** | | | | |
| Bank balances | $ | - | $ | 134,684 |
| Guaranteed investment certificates | | - | | 1,005,368 |
| | | - | | 1,140,052 |
| **Cash restricted for flow-through expenditures** | | | | |
| Bank balances | $ | 300,622 | $ | - |
| Guaranteed investment certificates | | 47,261 | | 561,039 |
| | | 347,883 | | 561,039 |

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at December 31, 2009, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $347,883 (2008 - $561,039).

## 6. Reclamation bonds

| | | 2009 | | 2008 |
|---|---|---|---|---|
| Nova Scotia bond - Department of Natural Resources | $ | 57,974 | $ | 56,699 |
| Option reimbursement | | (50,000) | | (50,000) |
| Net Nova Scotia bond | | 7,974 | | 6,699 |
| Washington State bond - Department of Natural Resources | | 117,346 | | 134,775 |
| | | 125,320 | | 141,474 |

Reclamation and environmental bonds were posted by the Company to secure clean-up expenses in the event of mine closure or property abandonment. An environmental bond, posted with the Nova Scotia Department of Natural Resources, for the Mooseland property earned approximately 2% per annum. The original cost of this bond, $50,000, was reimbursed to the Company as part of the now defunct Azure option agreement.

Reclamation bonds, posted at the request of Department of Natural Resources, Washington State, concern the Vulcan Mountain property located in Washington State, USA. The average interest rate for 2009 is 1% (1.73% in 2008). The decrease in value reflects the stronger Canadian dollar at the end of December 2009.

# Notes to the Consolidated Financial Statements

## 7. Properties and equipment

| 2009 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Land | $ 116,730 | $ - | $ 116,730 |
| Buildings | 298,382 | 23,819 | 274,563 |
| Mining equipment | 36,889 | 28,997 | 7,892 |
| Office equipment | 140,857 | 69,395 | 71,462 |
| Vehicles | 23,462 | 16,512 | 6,950 |
| Computer systems | 188,472 | 149,564 | 38,908 |
| | 804,792 | 288,287 | 516,505 |

| 2008 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Land | $ 116,730 | $ - | $ 116,730 |
| Buildings | 298,382 | 12,378 | 286,004 |
| Mining equipment | 36,889 | 25,616 | 11,273 |
| Office equipment | 128,011 | 53,136 | 74,875 |
| Vehicles | 23,462 | 13,534 | 9,928 |
| Computer systems | 170,038 | 121,319 | 48,719 |
| | 773,512 | 225,983 | 547,529 |

## 8. Deferred exploration expenses

| | 2009 | 2008 |
|---|---|---|
| Balance - beginning of year | $ 7,136,945 | $ 3,123,793 |
| Current exploration expenses | | |
| Consulting | 188,229 | 66,288 |
| Core shack and storage | 4,780 | 36,760 |
| Drilling | 18,355 | 1,956,587 |
| Environment | 29,998 | 36,100 |
| Equipment rental | 3,051 | 76,235 |
| Geology | 246,563 | 345,471 |
| Geophysics | 156,935 | 828,873 |
| Laboratory analysis | 768,099 | 290,153 |
| Labour | 287,283 | 255,744 |
| Line cutting | 20,770 | 51,817 |
| Mining property tax | 68,241 | 41,736 |
| Permits | 14 | 1,658 |
| Prospecting | 42,645 | 2,400 |
| Reports and maps | 11,781 | 6,501 |
| Sampling | 16,760 | - |
| Supplies | 5,612 | 56,068 |
| Surveying | 6,189 | - |
| Transport and road access | 48,763 | 125,458 |
| Total current exploration expenses | 1,924,068 | 4,177,849 |
| Exploration expenses written down | (912,314) | (184,613) |
| Exploration expenses reducing option revenue | - | (43,604) |
| Quebec refundable tax credit expense (recovery) | (47,815) | 63,520 |
| | (960,129) | (164,697) |
| Current net deferred exploration expenses | 963,939 | 4,013,152 |
| Balance - end of year | 8,100,884 | 7,136,945 |

# Notes to the Consolidated Financial Statements

***Properties under active option 2009***

- Grand Calumet [i] - Hawk Uranium Inc.
- Vauquelin (Nordeau) - Plato Gold Corp.

[i] Due to a continuing access dispute with the surface rights owner at Grand Calumet, Hawk Uranium Inc. has been unable to meet its exploration commitments. The Company has suspended option payments pending resolution of the problem.

***Royalty obligation***

- In 2007, the Company finalized the purchase of the Wood Gold Mine property in Cadillac Township from a prospectors' group. Upon a production decision, 60,000 Globex shares are payable to the sellers, and a 2% net smelter royalty is due on production.

***Royalty interest 2009***

- Clericy and Aiguebelle (Fayolle) - 2% net smelter royalty
- Dasserat (Russian Kid) - 5% of all metals produced from the 1st 25,000 Au ozs. and 3% of all metals produced thereafter
- Disson - 1% gross metal royalty
- Duverny (Fontana) - 15% net profit interest
- Duverny (Standard Gold) - 1% net smelter return
- Halifax (Getty) - 1% gross metal royalty
- Hebecourt (Fabie Bay-Magusi River) - 2% net metal return and 10 % net profit return
- Malartic and Fournier (East Amphi – Fourax) – 2% net smelter royalty after the 1st 300,000 Au ozs.
- Pacaud - 1% net diamond royalty and 100% of all other metal production
- Tennessee zinc (Nyrstar) - gross overriding royalty on all zinc production
  - 1.4% at or over LME zinc price of US$1.10
  - 1% between LME zinc price US$0.90 and US$1.09
- Tiblemont - 1% gross metal royalty
- Wemindji - 1% net smelter return and 1% net diamond royalty

***Acquisitions 2009***

- All properties were acquired by map staking.

***Sales and options 2009***

- NSGold Corporation optioned the Nova Scotia properties for $750,000 cash, a 4% gross metal royalty on the production of all metals and a 5% interest in the share capital of NSGold Corporation upon commencement of production. First payments are due in 2010.

***Joint venture agreements***

On July 1, 2004, the Company entered into a joint venture agreement with Queenston Mining Inc. agreeing to pool the Company's Cadillac - Wood Gold Mine claims and Queenston's adjacent claims, the Pandora gold property. With Globex as operator, the venturers participate jointly in exploration, development and mining of mineral resources within the expanded property package.

# Notes to the Consolidated Financial Statements

## 9. Income and mining taxes

Future income taxes reflect the net tax effects on losses carried forward and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

| | 2009 | 2008 |
|---|---|---|
| Future tax assets | | |
| Non-capital losses carried forward | $ 375,907 | $ 178,779 |
| Share issue expenses | 43,106 | 52,379 |
| Property and equipment | 28,481 | 11,721 |
| Marketable securities | 367,200 | 478,193 |
| Total gross future tax assets | 814,694 | 721,072 |
| Less valuation allowance | (366,744) | (478,193) |
| Net future tax assets | 447,950 | 242,879 |
| Future tax liabilities | | |
| Mining properties and deferred exploration expenses | (3,171,391) | (3,240,547) |
| Total gross future tax liabilities | (3,171,391) | (3,240,547) |
| Net future tax liabilities | (2,723,441) | (2,997,668) |

Income tax expense differs from the amounts computed by applying the combined federal and provincial effective income tax rate of 30.9% (2008 - 30.9%) to the earnings (loss) before income and mining taxes as a result of the following:

| | 2009 | 2008 |
|---|---|---|
| Earnings (loss) before income and mining taxes | $ (2,005,736) | $ 144,800 |
| Computed expected tax (recovery) | (619,772) | 44,743 |
| Stock-based compensation | 65,486 | 92,931 |
| Non-deductible expenses | 14,954 | 9,090 |
| Tax rate variation and other | 89,417 | 86,792 |
| Previous years' assessment (reversal) | (133,738) | 258,083 |
| Taxable income at different rates | (48,507) | (13,479) |
| Tax benefit related to losses not accounted for | - | 420,939 |
| Non deductible capital losses | - | 376,255 |
| Income and mining tax expense (recovery) | (632,160) | 1,275,354 |

As at December 31, 2009, the Company has non-capital loss carry forwards of approximately $1,389,807 available to reduce future years' income for tax purposes.

The non-capital losses will expire as follows:

| | |
|---|---|
| 2010 | $ 121,159 |
| 2027 | 432,071 |
| 2029 | 836,577 |
| | 1,389,807 |

# Notes to the Consolidated Financial Statements

## 10. Share capital

### *Authorized and issued*

*Authorized, unlimited number of common shares, no par value*

| | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|
| Balance, beginning of year | **18,338,074** | **$** | **45,026,832** | 17,822,674 | $ | 44,566,116 |
| Stock options exercised | **20,000** | | **27,544** | 25,000 | | 8,250 |
| Private placement [i] | **857,000** | | **1,015,550** | 500,000 | | 2,125,000 |
| Buy-back of share capital | **-** | | **-** | (9,600) | | (20,080) |
| Tax benefits renounced - flow-through [ii] | **-** | | **(168,973)** | - | | (1,652,454) |
| Balance, end of year | **19,215,074** | | **45,900,953** | 18,338,074 | | 45,026,832 |

(i) In July 2009, Globex issued 857,000 flow-through shares for a cash consideration of $1,015,550 (2008 - 500,000 flow-through shares for $2,125,000) before share issuance expenses. Jack Stoch, a significant shareholder of the Company, purchased 20,000 common shares (equal to 2.3% of the total number issued) and Dianne Stoch purchased 30,000 common shares (equal to 3.5% of the total number issued), both of whom are officers and directors of the Company.

(ii) In accordance with EIC-146, the Company recognizes the tax effect of flow-through shares issued when the Company files the renouncement documents with the tax authorities. The tax effect of flow-through shares issued in 2009 amounts to $168,973 (2008 - $1,652,454).

As at December 31, 2009, 36,100 (2008 - 36,100) common shares are held in escrow. These shares were issued as consideration for a property, which has since been abandoned, thus the shares will remain in escrow.

### *Shareholder rights plan*

In 2008, the Company adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over offer for the Company and is not intended to prevent take-over bids that treat shareholders fairly. The Rights Plan will also provide the Board with more time to fully consider any unsolicited take-over bid and to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a takeover bid. The Rights Plan was not adopted in response to any proposal to acquire control of the Company. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids. Permitted Bids must be made by way of a take-over circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market value at the time. The Rights Plan was presented for ratification by the shareholders at Globex's 2008 Annual General Meeting held on May 2, 2008. The shareholders approved the Rights Plan and the plan has an initial term of three years.

### *Stock option plan*

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 470,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

# Notes to the Consolidated Financial Statements

A summary of changes in Globex's stock options is presented below:

| | **2009** | | 2008 | |
|---|---|---|---|---|
| | **Number of options** | **Weighted average exercise price** | Number of options | Weighted average exercise price |
| Balance - beginning of year | **2,630,500** | **$ 1.17** | 2,415,500 | $ 1.67 |
| Expired | **(200,000)** | **4.25** | (410,000) | 5.31 |
| Exercised | **(20,000)** | **1.01** | (25,000) | 0.26 |
| Extended/amended | **-** | **-** | 25,000 | 1.01 |
| Granted - Directors and employees | **35,000** | **0.97** | 160,000 | 1.01 |
| Granted - Service providers | **430,000** | **2.25** | 490,000 | 2.47 |
| Cancelled | **(20,000)** | **1.01** | (25,000) | 2.99 |
| Balance - end of year | **2,855,500** | **1.12** | 2,630,500 | 1.17 |
| Options exercisable | **2,835,500** | **1.12** | 2,630,500 | 1.17 |

The following table summarizes information about the stock options outstanding and exercisable as at December 31, 2009:

| Range of prices | Number of options outstanding | Number of options outstanding and exercisable | Weighted average remaining contractual life (years) | Weighted average exercise price |
|---|---|---|---|---|
| $ 0.20 | 83,000 | 83,000 | 1.22 | $ 0.20 |
| 0.25 - 0.34 | 1,100,000 | 1,100,000 | 1.79 | 0.32 |
| 0.75 - 0.88 | 510,000 | 510,000 | 5.73 | 0.79 |
| 1.00 - 1.50 | 640,000 | 620,000 | 3.91 | 1.10 |
| 1.65 - 2.00 | 200,000 | 200,000 | 0.93 | 1.94 |
| 3.00 - 4.45 | 272,500 | 272,500 | 4.48 | 3.99 |
| 5.00 | 50,000 | 50,000 | 0.59 | 5.00 |
| | 2,855,500 | 2,835,500 | 3.13 | 1.12 |

***Stock-based compensation***

The Company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods (which can vary from immediate vesting to 3 years). If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock. The Company granted 465,000 stock options to service providers and employees during the year ending December 31, 2009 (2008 - 650,000 options were granted). Globex uses the Black-Scholes model to estimate fair value using the following weighted average assumptions:

| | **2009** | 2008 |
|---|---|---|
| Expected dividend yield | **nil** | nil |
| Expected stock price volatility | **84.5%** | 70.9% |
| Risk free interest rate | **2.06%** | 2.51% |
| Expected life | **3.28 years** | 3.36 years |
| Weighted average fair value of granted options | **$0.46** | $0.45 |

During the year ended December 31, 2009, the total expense related to stock-based compensation costs and payments amounting to $211,929 has been recorded and presented separetly in the statement of operations (2008 - $300,747).

# Notes to the Consolidated Financial Statements

## 11. Accumulated other comprehensive income (loss)

| | 2009 | 2008 |
|---|---|---|
| Unrealized gains (losses) on available-for-sale marketable securities | | |
| Balance, beginning of year | **$ (528,704)** | $ 1,530,450 |
| Net change during the year | **254,183** | (2,059,154) |
| Balance, end of year | **(274,521)** | (528,704) |

## 12. Net earnings (loss) per common share

Basic earnings (loss) per common share is calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per common share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the year.

The following table sets forth the computation of basic and diluted loss per share:

| | 2009 | 2008 |
|---|---|---|
| Numerator | | |
| Net earnings (loss) for the year | **$ (1,373,576)** | $ (1,130,554) |
| Denominator | | |
| Weighted average number of common shares - basic | **18,740,480** | 18,059,102 |
| Effect of dilutive shares [(i)] | | |
| Stock options | **-** | - |
| Weighted average number of common shares - diluted | **18,740,480** | 18,059,102 |
| Basic and diluted net earnings (loss) per share | **$ (0.07)** | $ (0.06) |

(i) The stock options are not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

## 13. Additional information to the cash flows statement

### *Changes in non-cash working capital items*

| | 2009 | 2008 |
|---|---|---|
| Accounts receivable | **$ 149,414** | $ 149,285 |
| Quebec refundable tax credit and mining duties | **50,289** | 793,705 |
| Prepaid expenses | **8,074** | (37,476) |
| Accounts payable and accrued liabilities | **(478,750)** | (232,629) |
| Income tax payable | **-** | 307,038 |
| | **(270,973)** | 979,923 |

### *Non-cash financing and investing activities*

| | 2009 | 2008 |
|---|---|---|
| Disposal of mineral properties for marketable securities | **$ 27,500** | $ 2,710,927 |
| Transfer of contributed surplus to share capital on exercise of stock option | **7,344** | 1,750 |
| Quebec refundable tax credit and mining duties | **230,888** | (63,520) |

# Notes to the Consolidated Financial Statements

## 14. Financial Instruments and risk management

***Fair value of financial instruments***

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

***Fair value hierarchy***

Financial instruments recorded at fair value on the Consolidated Balance Sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1: valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities (see risk management below);
Level 2: valuation techniques based on inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
Level 3: valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value in the Consolidated Balance Sheet, classified using the fair value hierarchy described above:

| | Level 1 | Level 2 | Level 3 | Total financial assets at fair value |
|---|---|---|---|---|
| Financial assets | | | | |
| Cash restricted for flow-through expenditures | $ 347,883 | $ - | $ - | $ 347,883 |
| Marketable securities | 2,757,865 | 178,478 | | 2,936,343 |
| Reclamation bonds | - | 125,320 | - | 125,320 |
| Total financial assets | 3,105,748 | 303,798 | - | 3,409,546 |

During the year, there has been no significant transfer of amounts between level 1 and level 2.

***Risk management***

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date of December 31, 2009.

As a result of continued volatile economic conditions precipitated by the credit crisis, at December 31, 2009, the Company had $2.8 million in financial instruments, fully guaranteed by the Canadian Government, classified as marketable securities and cash restricted for flow-through expenditures on the balance sheet. The Company's remaining cash restricted for flow-through expenditures is deposited with a Canadian banking institution, member of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

# Notes to the Consolidated Financial Statements

***Credit risk***

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk at the reporting date was:

| | **2009** | 2008 |
|---|---|---|
| Cash and cash equivalents | $ - | $ 1,140,052 |
| Cash restricted for flow-through expenditures | **347,883** | 561,039 |
| Accounts receivable | **215,621** | 365,035 |
| | **563,504** | 2,066,126 |

Accounts receivable are mainly made up of an option payment due from Plato Gold Corporation received in January 2010 and taxes receivable from government authorities. As the government receivables arise from legislative measures they do not represent a high credit risk. A total of $2,045 in doubtful accounts was written off in 2009 (2008 - $5,051).

***Liquidity risk***

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 15 "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

***Foreign exchange risk***

As at December 31, 2009, the Company has US$6,587 in cash (2008 - $117,176). The Company estimates that the impact on earnings of a one percent increase or decrease in the US exchange rate would be insignificant.

***Interest rate risk***

The Company is not exposed to a significant interest rate risk as the Company has no credit facility.

The large majority of the cash and cash equivalents and cash restricted for flow-through expenditures is invested in Canadian dollar denominated short term instruments with fixed interest rates.

Only the interest revenue arising from the balance of operating cash accounts is therefore subject to interest rate fluctuations.

Based on the balances outstanding during the year ended December 31, 2009, a 1% increase or decrease in the interest rate index would have no significant impact on earnings before income taxes.

**15. Capital Disclosure**

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of stakeholders. As the Company, is a Canadian exploration company, its principal source of funds is from the issuance of common and flow-through shares and exploration tax credits as well as managing cash and cash equivalents, cash restricted for flow-through expenditures, marketable securities and accounts receivable. In the management of capital, the Company includes the components of shareholders' equity.

# Notes to the Consolidated Financial Statements

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or dispose of properties. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations though its current operating period. The Company is currently not subject to externally imposed capital requirements.

The Company monitors capital on the basis of surplus to equity. The components of the surplus are outlined below at December 31:

| | 2009 | 2008 |
|---|---|---|
| Cash and cash equivalents | $ - | $ 1,140,052 |
| Cash restricted for flow-through expenditures (note 5) | **347,883** | 561,039 |
| Marketable securities - term deposits and treasury bonds | **2,757,864** | 3,152,340 |
| Accounts receivable | **215,621** | 365,035 |
| Quebec refundable tax credits and mining duties | **230,888** | 50,289 |
| | **3,552,256** | 5,268,755 |
| Exploration expenditure obligations | **(347,883)** | (561,039) |
| Surplus | **3,204,373** | 4,707,716 |
| Shareholders' equity | **12,077,114** | 12,147,612 |

## 16. Related party transactions

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

| | 2009 | 2008 |
|---|---|---|
| Compensation - Jack Stoch, President and CEO | $ **159,996** | $ 159,996 |
| Compensation - Dianne Stoch, Corporate Secretary | **120,000** | 120,000 |
| Rent - Core facility, core storage and equipment | - | 30,515 |
| Purchase - Building and land for core facilities | - | 212,800 |
| | **279,996** | 523,311 |

Other related party transactions are disclosed elsewhere in these consolidated financial statements (Share Capital, Authorized and issued (note 10(i)).

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

## 17. Comparative consolidated financial statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2009.

## Schedule A - Mineral properties and deferred exploration expenses

| | | 2008 | | | | 2009 | | |
|---|---|---|---|---|---|---|---|---|
| Township | | Balance December 31, 2007 | Additions | Options, grants and write-downs | Balance December 31, 2008 | **Additions** | **Options, grants and write-downs** | **Balance December 31, 2009** |
| Beauchastel & Rouyn, QC | Mineral property | $ 15,038 | $ 585 | $ - | 15,623 | **$ 1,625** | **$ -** | **17,248** |
| | Exploration | 123,206 | 417,044 | - | 540,250 | **47,997** | **-** | **588,247** |
| Cadillac, QC | Mineral property | 2,693,678 | - | - | 2,693,678 | **-** | **-** | **2,693,678** |
| | Exploration | 1,284,085 | 209,580 | - | 1,493,665 | **37,580** | **(526)** | **1,530,719** |
| Deloro, ON | Mineral property | 17,544 | - | - | 17,544 | **-** | **-** | **17,544** |
| | Exploration | 91,018 | 509,661 | - | 600,679 | **991,620** | **-** | **1,592,299** |
| Destor & Poularies, QC | Mineral property | 1,094 | 450 | - | 1,544 | **-** | **-** | **1,544** |
| | Exploration | 451,381 | 815,070 | - | 1,266,451 | **113,230** | **(240)** | **1,379,441** |
| Dufresnoy, Vauze, QC | Mineral property | 617 | (75) | - | 542 | **-** | **-** | **542** |
| | Exploration | 300,922 | 82,587 | - | 383,509 | **2,899** | **-** | **386,408** |
| Gayhurst, QC | Mineral property | 1,130 | 2,500 | - | 3,630 | **-** | **-** | **3,630** |
| | Exploration | 192,034 | 2,168 | - | 194,202 | **11,342** | **-** | **205,544** |
| Hearst & McVittie, ON | Mineral property | 12,900 | - | - | 12,900 | **-** | **-** | **12,900** |
| | Exploration | 193,798 | 819 | - | 194,617 | **186** | **-** | **194,803** |
| Malartic, QC | Mineral property | 192 | - | - | 192 | **-** | **-** | **192** |
| | Exploration | 123,885 | 450,333 | - | 574,218 | **11,143** | **(514)** | **584,847** |
| Montbray, QC | Mineral property | 56 | - | - | 56 | **238** | **-** | **294** |
| | Exploration | - | 10,066 | - | 10,066 | **113,278** | **-** | **123,344** |
| Normetal, QC | Mineral property | - | - | - | - | **-** | **-** | **-** |
| | Exploration | 524,694 | 191,920 | - | 716,614 | **4,255** | **-** | **720,869** |
| Nova Scotia, CA | Mineral property | - | 23,200 | - | 23,200 | **1,499** | **-** | **24,699** |
| | Exploration | - | 398,587 | - | 398,587 | **77,958** | **(4,051)** | **472,494** |
| Poirier & Joutel, QC | Mineral property | 546 | 1,350 | - | 1,896 | **312** | **-** | **2,208** |
| | Exploration | 621,885 | 224,314 | - | 846,199 | **25,186** | **(627,783)** | **243,602** |
| Tavernier, QC | Mineral property | 2,685 | - | - | 2,685 | **1,430** | **-** | **4,115** |
| | Exploration | 31,787 | 120,321 | - | 152,108 | **105,521** | **-** | **257,629** |
| Tiblemont, QC | Mineral property | 1,346 | 983 | - | 2,329 | **208** | **-** | **2,537** |
| | Exploration | 42,398 | 196,154 | - | 238,552 | **13,396** | **(442)** | **251,506** |
| Tonnancour, QC | Mineral property | 2,522 | - | - | 2,522 | **520** | **-** | **3,042** |
| | Exploration | 130,332 | 232,443 | - | 362,775 | **64,625** | **-** | **427,400** |
| Other properties | Mineral property | 63,646 | 5,677 | (5,460) | 63,863 | **22,320** | **-** | **86,183** |
| | Exploration | 411,763 | 316,782 | (228,217) | 500,328 | **303,852** | **(278,758)** | **525,422** |
| Total mineral properties | | 2,812,994 | 34,670 | (5,460) | 2,842,204 | **28,152** | **-** | **2,870,356** |
| Total exploration | | 4,523,188 | 4,177,849 | (228,217) | 8,472,820 | **1,924,068** | **(912,314)** | **9,484,574** |
| Less: Quebec refundable tax credits | | (1,399,395) | 63,520 | - | (1,335,875) | **(47,815)** | **-** | **(1,383,690)** |
| Total exploration | | 3,123,793 | 4,241,369 | (228,217) | 7,136,945 | **1,876,253** | **(912,314)** | **8,100,884** |

# CORPORATE INFORMATION

**Board of Directors**

Jack Stoch
Director
Rouyn-Noranda, Quebec Canada

Dianne Stoch
Director
Rouyn-Noranda, Quebec Canada

**Independent Directors**

Ian Atkinson [1] [2] [3]
Director
Toronto, Ontario Canada

Chris Bryan [1] [2] [3]
Director
Whitby, Ontario Canada

Joel D. Schneyer [1] [2] [3]
Director
Parker, Colorado USA

(1) Member of the Audit Committee
(2) Member of the Corporate Governance Committee
(3) Member of the Compensation Committee

**Stock Exchange Listings**

**Canada** - Trading Symbol: **GMX**
Toronto Stock Exchange

**Germany** - Trading Symbol: **G1M**
Frankfurt Stock Exchange
Berlin Stock Exchange
Munich Stock Exchange
Stuttgart Stock Exchange
Xetra Stock Exchange

**USA** - Trading Symbol: **GLBXF**
OTCQX International

**SEC - Rule 12g3 - 2(b)**
Foreign Private Issue

**CUSIP No. 379900 10 3**

**Officers**

Jack Stoch
President & Chief Executive Officer

James Wilson
Chief Financial Officer and Treasurer

Dianne Stoch
Corporate Secretary

**Auditors**

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants
Rouyn-Noranda, Quebec Canada

**Legal Counsel**

Heenan Blaikie LLP
Montreal, Quebec Canada

**Transfer Agent & Registrar**

Computershare Trust Company of Canada
Montreal, Quebec Canada

**Head Office**

Globex Mining Enterprises Inc.
86, 14$^{th}$ Street
Rouyn-Noranda, Quebec
J9X 2J1 Canada
Telephone: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

**Annual Meeting of Shareholders**

April 30, 2010 at 9:30 a.m.
The Offices of the Company
86, 14$^{th}$ Street
Rouyn-Noranda, Quebec Canada

Ref.: File no. 82-4025

RECEIVED
2010 APR -1 A 11:15


GLOBEX

# ANNUAL INFORMATION FORM

For the Fiscal Year Ended

December 31, 2009

March 19, 2010

An additional copy of this Annual Information Form may be obtained upon request from the Company Secretary, at Globex Mining Enterprises Inc., 86-14th Street, Rouyn-Noranda, Quebec, J9X 2J1, Canada or from the Company's Web site: http://www.globexmining.com.

# Globex Mining Enterprises Inc.
# Annual Information Form
# Table of Contents

## NOMENCLATURE

In this Annual Information Form, unless the context otherwise dictates, "we", "Globex" or the "Company" refers to Globex Mining Enterprises Inc.

## CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This AIF and the documents incorporated by reference herein contain "forward-looking statements." These forward-looking statements may include, amongst other things, statements with respect to the Company's business strategy, plans outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, expenditures for environmental matters and technology, and completion dates for the various development stages of mines, future mineral prices. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "project", "target", "believe", "estimate", "intend", "should" or the negative thereof or variations thereon or similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materiality different from those expressed or implied by such forward-looking statements, including:

- uncertainties and costs related to the Company's exploration and development activities, such as those associated with determining whether mineral reserves exist on a property;
- uncertainties related to feasibility studies that provide estimates of expected or anticipated economic returns from a mining project;
- uncertainties relates to the accuracy of serve and resource estimates and estimates of future production and future cash and total costs of production;
- changes in, and the effects of the laws, regulations and government policies affecting operations, particularly laws, regulations and policies; and
- changes in general economic conditions, the financial markets and in the demand and market price for minerals and commodities, such as diesel fuel, electricity and other forms of energy, and fluctuations in exchanges rates.

This list is not exhaustive of the factors that may affect any forward-looking statements. Other factors that could cause actual results to differ materially include, but are not limited to, those set out under Risk Factors. The Company does not undertaking any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

## INFORMATION INCORPORATED BY REFERENCE

This AIF is and will be supplemented by, and the following documentation is hereby incorporated by reference as part of this AIF:

a) the Company's audited financial statements for the fiscal year ended December 31, 2009, together with the auditor's report thereon;

b) Management's Discussion and Analysis for the fiscal year ended December 31, 2009;

c) the Management Proxy Circular dated March 19, 2010; and

d) all documents, including press releases, material change reports and quarterly and annual financial statements as filed with Canadian Securities Regulatory Authorities.

Each of the above-noted documents is available for viewing at the SEDAR website located at *www.sedar.com*. Copies are also available upon request from the Company's offices.

All financial information in this AIF has been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Unless otherwise indicated, all financial data is given in Canadian dollars.

## TECHNICAL GLOSSARY

The following is a glossary of some of the terms commonly used in the mining industry and referenced herein:

**"Au"** means gold.

**"Ag"** means silver.

**"Contained gold"** means the total measurable gold or gold equivalent in grams or ounces estimated to be contained within a mineral deposit. A calculation or estimate of contained gold makes no allowance for mining dilution or recovery losses.

**"Cu"** means copper.

**"Cut-off grade"** means the grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit reserve/resource calculations and below which the material is considered waste. Cut-off grade may be either an external cut-off grade which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cut-off grade which refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates.

**"Development stage"** means the period when a mineral deposit that has been estimated to be economically viable is prepared for commercial production and includes pre-production stripping in the mine and the construction of the necessary process plant and supporting facilities.

**"Diamond drill"** means a machine designed to rotate under pressure an annular diamond-studded cutting tool to produce a more or less continuous solid, cylindrical sample of the material drilled.

**"Exploration"** means the prospecting, mapping, geophysics, compilation, diamond drilling and other work involved in searching for ore bodies.

**"g/t Au"** means grams of gold per metric tonne (2,204 lbs).

**"Grade"** means the amount of valuable mineral in each ton of mineralized material, expressed as troy ounces (or grams) per ton or tonne of gold or as a percentage of copper and other base metals.

**"Historical estimate"** means an estimate of mineral resources or mineral reserves prepared prior to February 1, 2001. A historical estimate is non NI 43-101 compliant: Under the regulation, the issuer must inform the reader of the source, author and date of the historic estimate. As well, the following cautionary language applies to all historical estimates:

- A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or reserves;
- The issuer is not treating the historical estimate as current mineral resources or mineral reserves; and
- The historical estimate should not be relied upon. The relevance and reliability of the historical estimate, and any more recent estimates will be given.

**"Metal royalty, gross or net"**, means a royalty payment based upon contained minerals in concentrate or minerals recovered by a refinery or smelter, as defined by contract.

**"Mg"** means magnesium.

**"Mineralization"** means rock containing an undetermined amount of minerals or metals.

**"Mineral deposit, deposit or mineralized material"** means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify under Commission standards as a commercially minable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

**"National Instrument 43-101"** means the Canadian Securities Administrator's National Instrument 43-101: Standards of Disclosure for Mineral Projects.

**"Net smelter royalty" (NSR)** means a royalty payment based on the value of gross metal production from the property, less deduction of certain limited costs including smelting and refining, as defined by contract.

**"Open pit mining"** means the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

**"Ore"** means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

**"Ounce (oz)"** means a Troy ounce.

**"Oxidized ore" (also referred to as "oxide ore")** means mineralized rock which can be profitably mined and in which some of the original minerals have been oxidized by natural processes.

**"oz/T (opt)"** means Troy ounces per short ton (2,000 lbs).

**"Patented mining claim"** means a mining claim on the public land of the United States or Canada, under the mining laws, for which a patent has been issued conveying the title of the United States or Canada to the patentees.

**"Porphyry deposit"** means a disseminated mineral deposit often closely associated with porphyritic intrusive rocks.

**"Porphyritic"** means a rock texture in which one mineral has a larger grain size than the accompanying minerals.

**"Qualified Person"** means all scientific and technical information contained in this annual information form was prepared by the Company's geological staff under the supervision of Jack Stoch, President and CEO, who is a qualified Person under NI 43-101 regulations.

**"Resources"** means a deposit or concentration of a natural, solid inorganic or fossilized organic substance, other than natural ground water, petroleum, natural gas, bitumen or related hydrocarbons, in such quantity and at such a grade or quality that extraction of the material at a profit is currently or potentially possible.

- **"Indicated resources"** means the estimated quantity and grade of that part of a deposit for which the continuity of grade, together with the extent and shape, are so established that a reliable estimate of grade and tonnage can be made.
- **"Measured resources"** means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been well established by observation and sampling of outcrops, drill holes, trenches and mine workings.
- **"Inferred resources"** means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metal values to outline a deposit of potential economic merit.

**"Reserves"** means that part of a resource which can be legally mined at a profit under specified economic conditions that are generally accepted by the mining industry as reasonable under current economic conditions, demonstrated by at least a preliminary feasibility study based on measured resources and indicated resources only. Reserves are categorized as either Probable or Proven Reserves on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

- **"Probable reserves"** means the estimated quantity and grade of that part of a measured or indicated resource for which the economic viability has been demonstrated by adequate information on engineering, operating and economic factors, with sufficient accuracy to be used as a basis for decisions on further development and significant capital expenditures.
- **"Proven reserves"** means the part of a deposit which is being mined or developed or which is the subject of a mining plan, the estimated quantity and grade of that part of a measured resource for which the size, grade and distribution of values, together with technical and economic factors, are so well established that there is the highest degree of confidence in the estimate.

**"Royalty"**, means a metal royalty payment, gross (GMR) or net (NMR), based upon contained minerals in concentrate or minerals recovered by a refinery or smelter, as defined by contract.

**"Strike length"** means the longest horizontal dimensions of a body or zone of mineralization.

**"Stripping ratio"** means the ratio of waste material to ore that is experienced in mining an ore body.

**"Ton"** means a short ton (2,000 pounds).

**"Tonne"** means a metric tonne (2,204.6 pounds).

**"Unpatented mining claim"** means a mining claim located on the public lands of the United States or Canada, for which a patent has not been issued. An unpatented mining claim is a possessory interest only, subject to the paramount title of the United States or Canada. The validity of an unpatented mining claim depends upon compliance with mining codes and payment of applicable taxes. In Canada, each province has its own mining code and laws.

**"Vein"** means an epigenetic mineral filling of a fault or other fracture in a host rock often composed of quartz and other sulphide or precious metals.

**"Zn"** means zinc.

**CONVERSION TABLE**

| Metric system | | Imperial system |
|---|---|---|
| 1 metre (m) | = | 3.280 feet (ft) |
| 1 kilometre (km) | = | 0.621 mile (mi) |
| 1 gramme (g) | = | 0.032 ounce troy (oz) |
| 1 tonne (t) | = | 1.102 short tonne (t) |
| 1 gramme per tonne (g/t) | = | 0.029 ounces per short tonne (oz/t) |
| 1 hectare | = | 2.471 acres |

**DISCLAIMER**

Many of the reserves or resources that Globex holds were calculated prior to the institution of National Instrument 43-101 and thus do not fall under the now-standard definitions of reserves or resources. Due to the high cost of recalculating these figures, Globex has decided not to re-evaluate them but to advise on its web site, in reports and published information that the figures quoted may not conform to National Instrument 43-101 standards, are historical, have not been confirmed by a qualified person as defined by NI 43-101 and thus are not current reserves or resources, and that they should not be relied upon.

## I CORPORATE STRUCTURE

### Incorporation

The Company was incorporated on October 21, 1949, pursuant to the *Mining Companies Act* (Quebec) under the name Lyndhurst Mining Company Limited (No Personal Liability). On June 4, 1974, the corporate name was changed to Globex Mining Enterprises Inc. and the outstanding shares were consolidated on the basis of one share for every ten shares issued and outstanding. On November 4, 1985, Globex was continued under Part IA of the *Companies Act* (Quebec).

Globex is a Canadian precious metal, base metal and industrial mineral exploration and royalty company engaged in the acquisition, exploration and development of mineral properties in North America. The head office of Globex is located at 86-14th Street, Rouyn-Noranda, Quebec, Canada J9X 2J1.

### Intercorporate Relationships

Globex Nevada, Inc. ("Globex Nevada"), a wholly-owned subsidiary of Globex, was incorporated on November 4, 1988 under the laws of the State of Nevada. Its offices are located at 12620 Calle Mia, Tucson, Arizona 85749, U.S.A. Worldwide Magnesium Corporation, incorporated on January 12, 2009 under the Canada Business Corporations Act, has its head office at 86-14th Street, Rouyn-Noranda, Quebec, Canada J9X 2J1, and is owned 90% by Globex and 10% by Drinkard Metalox Inc. Duparquet Assets Ltd., owned in equal partnership with Géoconseils Jack Stoch Ltée, was incorporated on February 16, 2010 under the laws of the province of Ontario, with its head office at 333 Bay Street, Suite 2900, Toronto, Ontario M5H 2T4 Canada.

## II GENERAL DEVELOPMENT OF THE BUSINESS

The Company, originally called Lyndhurst Mining Company Limited, was founded in 1949 in order to bring the Lyndhurst Copper Mine into production. Falling copper prices, once Lyndhurst reached production, eventually caused its demise. The Company tried various exploration projects over several years with no success and finally became inactive and thus delisted. In 1974, a new group gained control of the Company, reorganized it on the basis of one share for every ten outstanding shares and changed the name to Globex Mining Enterprises Inc. The new group did not succeed in refinancing the Company and it remained inactive until 1983 when Jack Stoch, a Rouyn-Noranda based geologist, gained control of the Company.

Mr. Stoch brought in a group of exploration professionals as directors, acquired properties of merit and succeeded in listing the Company on the Montreal Exchange on January 21, 1988. Globex subsequently listed on the Toronto Stock Exchange ("TSX") on December 29, 1995 and delisted from the Montreal Exchange. In 2005, the Company listed in Europe on the Frankfurt, Munich, Stuttgart, Xetra and Berlin exchanges under the symbol G1M. The Company also trades under the symbol GLBXF on the OTCQX International exchange in the United States.

Globex has slowly and steadily expanded its property portfolio to include properties or royalties in Quebec, Ontario, Nova Scotia, British Columbia, Nevada, Washington and Tennessee.

Unlike most other junior exploration companies, Globex owns most of its properties and thus does not drain its treasury making option payments. Globex currently holds more than 90 land packages, all of which have either resource, mineralized drill intersections, mineral showings or untested geophysical targets or a combination thereof.

To date, Globex's sources of funding have included public financings, option payment receipts, royalty revenue and interest income. Government grants, tax credits and joint venture programs have assisted exploration funding. Globex is not currently directly engaged in a mining operation or mineral production.

**Economic Conditions**

Following on from 2008, during 2009, the global financial markets continued to experience volatility and many financial institutions were extremely cautious in their financing activities. Despite this global trend, during 2009, Canadian exploration financings have decreased relatively less than their global counterparts and during the last half of the current year, a number of exploration financings were successfully completed. The recent firming of commodity prices has created additional financing interest in attractive exploration opportunities, and in the long-term it is the Company's view that sustainable global economic growth is dependent upon the consumption of raw materials, including metals and industrial minerals. In spite of these general trends and the continued consumption of raw materials, access to financing and the global capital markets may impact the Company's ability, in the future, to obtain loans and other credit facilities, on reasonable terms. If access to capital continues to be a challenge, then the Company's operations, financial conditions, results of operations and share price could be adversely impacted.

The junior mining exploration industry is a business which is inherently high risk. It is a historically cyclical business that requires aggressive yet prudent management. Despite predictions of an unusually long up-cycle for metal (high demand, low inventories, high prices), the market, driven by the real economic forces discussed above and, fear, turned so quickly in 2008, that many mining companies barely got to production before they had to fight for survival or face bankruptcy. For Globex, the loss of royalty revenue has impacted the Company's forward planning. In 2009, a number of other unlisted juniors, to whom the Company had optioned properties, were unable to secure financing and were, forced to return optioned properties. While there has been a number of improvements in the market sentiment; however, the Company continues to be cautious in its forward planning.

**Outlook**

Globex is pleased with the achievements to date on the **Timmins Talc-Magnesite** project and anticipates that the project will continue to advance during the next year. The recent rebound in base metal and precious metal prices has changed the psychology within the junior mining sector and attractive projects are now receiving investor attention. Globex will continue to exploit its projects and opportunities. In addition, the Company anticipates that it will continue to receive option payments and royalty payments. On an overall basis, the Company believes that it is well positioned with a combination of exciting projects and the resources necessary to continue to advance its strategic directions.

**2009**

In 2009, the Company reported a net loss after taxes of $1,373,576 compared to a net loss of $1,130,554 in 2008. In 2009, the revenues were $418,013 as compared to $3,685,945 with the majority of the difference attributable to the elimination of Option Income received and metal royalty income received in 2008 from First Metals as the operations were shut-down in January 2009. In 2009, the total expenses were $2,423,749 as compared to $3,541,145 in 2008. The $1,117,396 reduction in total expenses is mainly a result of the combined impact in a lower provision for other than temporary impairment of marketable securities of $1,695,957 (2009 - $118,375; 2008 - $1,814,331) and the offsetting impact of an increase in the write-down of mineral properties and deferred exploration expenses of $727,171 (2009 - $912,314; 2008 - $185,143). The current year net loss of $1,373,576 also reflects a total income and mining tax recovery of $632,160 representing the impact of timing differences whereas in 2008, the Company provided $1,275,354 for income and mining taxes mainly representing prior years' tax assessment, non-deductible items and tax benefits not previously accounted for.

The Company's exploration activities, in 2009, were reduced from the previous year as the Company spent \$1.9 M. on deferred exploration expenses as compared to \$4.2 M. in the previous year. The expenditures were made mainly in Quebec, Ontario and Nova Scotia. Approximately 50% of the total expenditures were made on the Timmins Talc-Magnesite deposit in Deloro township, Ontario. The Company is continuing work on this joint venture, with financial arrangement assistance from KPMG Corporate Finance LLP. Additional information regarding the 2009 expenditures and the related properties and projects is described in the following sections.

For a more in depth discussion of the financial results of the Company, please refer to the 2009 Management Discussion and Analysis which is available online at www.sedar.com or on the Company website www.globexmining.com.

**Acquisitions, sales and options**

On February 17, 2009, the Company announced that it had acquired a 100% interest in most of the Leipsigate Gold District in Lunenberg County Nova Scotia. Subsequently on April 20, 2009, Globex announced that it had signed a non-exclusive letter of intent with NSGold Corporation (formerly Scotia Gold Associates), under which Globex agreed to vend a 100% interest in all its Nova Scotia properties including the Mooseland gold mine property, to NSGold for cash, shares in NSGold and a 4% Gross Metal Royalty. A NI 43-101 report commissioned by NSGold, was completed in December 2009. NSGold intends to go public, raise capital and begin work on the properties by the second quarter of 2010.

In separate work in Nova Scotia, Globex, through prospecting, has located mineralized gold bearing boulders which assay as high as 13.9 g/t Au. The boulders are thought to be derived locally. Limited stripping near the boulders has exposed a mineralized zone approximately 6 meters in width with significant gold values (see press release January 20, 2010). Globex has staked a large block of claims in the area which will henceforth be called the MacKinnon Project. A limited trenching program has been started.

In late December 2009, an agreement was reached with Savant Explorations Ltd. to option our Parbec Gold Property (see press release dated January 11, 2010).

On January 13, 2010, Globex informed shareholders that it had amalgamated five claims located in Tiblemont Township, Quebec with a block, held by another party, forming a claim block now consisting of 22 claims in exchange for a 1% Gross Metal Royalty on all mineral production from the 22 claim block. (see press release for further details.)

A Memorandum of Agreement was signed with a private group as regards our 50% interest in the Duquesne West Property in Duparquet Township, Quebec located within the large land package now being worked by Clifton Star Resources Inc. and Osisko Mining Corp. The private group intends to go public through an existing public vehicle and has an option until May 31, 2010 to achieve this goal (see press release dated February 18, 2010).

At year's end, Plato Gold Corp. released drill results from a recent drill program on the Nordeau Property which Plato optioned from Globex in 2006. The first two drill holes returned mineralized intersections of 13.34 g/t Au over 2.1 meters, 12.28 g/t Au over 6.5 meters in hole NE 09-01, and 9.11 g/t Au over 5.6 meters in hole NE 09-02. Additional holes were completed and results released in a Plato press release dated January 26, 2010.

Bull's Eye Exploration, which has a number of options with Globex, did not look like it would be able to overcome their financial difficulties. This being the case, after several extensions, we asked for the return of all the optioned properties and they have been returned.

Similarly, Silver Capital AG has not been able to advance our Suffield Property in 2009, nor has Gold Bullion been able to advance our Jacobie Copper Property located in British Columbia. The Jacobie property has been returned to Globex and we are awaiting clarification from Silver Capital AG as to their plans. We also asked for and received the return of the Grandroy, Bateman Bay and Blackcliff properties from C2C Gold Corporation Inc. and Processor Mining Resources Inc. which were unable to proceed with further exploration due to a shortage of funds.

**Activities by option partners**

At the Russian Kid Mine, Rocmec Mining Inc. (Rocmec) completed a 44,000 tonne bulk sample. Results from the bulk sample have not been disseminated but Globex has received several small royalty cheques. Interestingly, Rocmec has acquired 99 additional claims adjoining the mine suggesting a commitment to an expanded work program. In addition, Rocmec initiated a drill program at the mine site in the fourth quarter of 2009 and announced initial narrow high grade intersections such as 18.96 g/t Au over 0.9 meters (see Rocmec press release dated December 9, 2009). Also, on September 30, 2009, Rocmec announced a $6 million "participating loan" with a group of Quebec investors. Globex notified Rocmec that this agreement may not conform to the conditions of Globex's agreement with Rocmec which required Globex's approval of any agreement resulting in the sale of the property. Our concerns are ongoing and the transaction will be closely monitored. In a press release dated March 2, 2010, Rocmec released the results of a new NI 43-101 resource calculation, reporting "an 80% increase in gold resources for the Boucher structure at its Rocmec 1 gold property".

Concerning our Mid-Tennessee Zinc Property located in Gordonsville, Tennessee, Nyrstar NV announced in a press release dated September 14, 2009 that they had "recently commenced limited operations at the Gordonsville Zinc mine complex and we (Nyrstar NV) intend to pursue a measured ramp up of those operations over the next six months". This is good news for Globex shareholders as Globex retains a Gross Metal royalty (GMR) of 1% on all zinc sales between US$0.90 and US$1.10 per pound and 1.4% GMR on all zinc sales over US$1.10 per pound. At a zinc price of US$1.03 per pound, this can mean over one million dollars in revenue per year to Globex from this project, depending on production rates.

Work at Globex's Magusi River polymetallic deposit (Au, Ag, Cu, Zn) is stalled while First Metals Inc. tries to get its house in order. Most, but not all of its debt, has been eliminated through the issuance of shares but much more must be done in order to allow for resumption of development at the site. The principal infrastructure remains intact including surface facilities and mining and preliminary processing equipment. In early January 2010, senior management at First Metals Inc. was replaced. Globex's 2% net metal royalty continues to attach to the property. Interpretation of the 10% net profit return is in the hands of an arbitrator.

**Exploration activities carried out by the Company**

*According to National Instrument 43-101, the loss of a material property would cause at least a 10% drop in the share price of the Company. At this point in time, we believe the loss of any single Globex property, not already covered by a NI 43-101 report, would have little or no effect on our share price. Producing a NI 43-101 report is time-consuming, expensive and simply not warranted on all of our properties. We will, when we determine reasonable, produce NI 43-101 reports and file them on SEDAR.*

**Timmins Talc-Magnesite, Deloro Township, Ontario**

In 2009, over half of the Company's exploration resources were directed toward the Deloro Township, Ontario, magnesite-talc project. This project is held under a joint venture with Drinkard Metalox Inc. (10% Drinkard - 90% Globex) and it was advanced through metallurgical and mineralogical test work as well as confirmatory drilling in order to support the preparation of an NI 43-101 report to identify a mineral resource estimate that would support a 20 year operation.

To date, test work on all levels has been very encouraging. Laboratory and bench scale testing have been completed and we are now preparing to commence a mini pilot scale test which should take approximately five months to complete. This work will enable us to scale up the project to test certain reaction kinetics while producing sufficient end product on which additional test work can be undertaken and therefore allow potential end users to undertake their own studies to confirm that the anticipated output material meets or exceeds their requirements.

Our partner believes that we can also produce a high quality series of magnesium compounds suitable for many end uses including the specialty compounds market. In addition, testing by Bodycote Testing Group (EXOVA) has confirmed that, on samples submitted for testing, no asbestos fibres were detected either in crushed rock or talc concentrate. This suggests that not only do the characteristics of our talc demonstrate suitability for the plastics and paint industries, but that it may also meet the specifications for other industry segments of the market.

In 2008, a 17 hole, 2,126 meter drill program was undertaken with the core logged and a visual characterization of each geological unit recorded. A total of 577 core samples, representing continuous intersections were geochemically analyzed and sent to the Advanced Mineralogical Facility at SGS Lakefield Research Limited (SGS) in Lakefield, Ontario. In addition, SGS was contracted to complete flotation test work on a large composite drill core sample in order to produce talc and magnesite concentrates. This work has been completed and additional test work on the concentrates has been done and more is underway. Again, results to date continue to be positive.

Micon International Limited was engaged on July 10, 2009 to prepare an analysis of the drill data and produce a NI 43-101 report on the property. The report was published on March 2, 2010 under SEDAR project no. 01541226. The report outlines a mineral resource sufficient to sustain more than twenty years of mineral production.

Although the area covered by the report was limited to confirm at least twenty years of mineral resource, previous drilling, mapping and property examination have shown that the magnesite-talc horizons extend well beyond and may sustain additional years of production.

While the technical work was ongoing, KPMG Corporate Finance LLC was busy advancing the objective of locating end users or corporate partners for the project. A significant, but targeted number of potential clients or partners were identified. Initial contact was made with a number of them and confidentiality agreements have been signed in order to allow them access to an electronic data room that we have set up with Merrill Communications LLC. In addition, several major corporations have approached us directly regarding the potential of us supplying them with specialty products. Efforts on this front are ongoing along with test work to define our ability to produce these specialty products.

All in all, we are pleased with the progress to date, but it is clearly different than the normal work we undertake where results are relatively quickly generated and consist of a limited number of simple tests such as assaying for gold. On this project, each test usually paves the way for additional test work, seemingly without end. Furthermore, the results, while clear and distinct to metallurgists, chemists and other trained professionals, are generally too complex for individuals without specialized training. Also, since certain processes are patented and or contain trade secret, these factors limit the Company's ability to clearly project a detailed image of where we are other than to say results have met or exceeded expectations and that work is ongoing on what we hope will be a world class project. For further details, please see our press release dated July 21, 2009, our June 30, 2009 Management Discussion and Analysis and the NI 43-101 documentation on SEDAR and our website.

In January 2010, the Company achieved the US$1.5 million spending threshold for the Deloro project as defined in the agreement dated October 23, 2008 between Drinkard Metalox Inc. ("DMI") and the

Company. On March 5, 2010, the agreement was amended, with Globex increasing its ownership to 90% from 75% in exchange for assuming funding of 100% of all costs for the project to the point that the project is spun off into a separate publicly traded vehicle (see press release dated March 17, 2010).

**Wood Pandora gold project**

On our Wood Pandora project, in joint venture with Queenston Mining Inc., we published a NI 43-101 report outlining a resource of 243,000 tonnes grading 17.26 g/t Au (see press release dated March 3, 2008). In addition, we started work to define additional drill targets and carried out a limited drill program in the Amm Shaft area to follow up on a previous gold intersection of 5.8 g/t Au over 0.60 m at 149.4 to 150.0 m down hole. The drilling intersected lower gold values below the precious intersection and intersected a major fault structure. This zone was extended to an intersection of 3.7 g/t Au over a core length of 4.30 m (3.06 m estimated true width) from 149.4 to 153.7 metres down hole including 7.07 g/t over 2.10 m (1.50 metre estimated true width) from 149.4 to 151.5 metres down hole.

Over the year, we were approached by a number of companies interested in reviewing our data and possibly negotiating an agreement. None of these contacts has resulted to date in an agreement. We are now looking at processing alternatives for the Ironwood ore and considering other exploration programs on the property.

**2008**

In 2008 the Company reported a net loss after taxes of $1,130,654 compared to a net loss of $898,403 in 2007. Despite the increased option income and royalties from producers, First Metals Inc. (FMA) and Strategic Resource Acquisition Corporation (SRA), the Company recorded a loss on the sale of marketable securities of $717,347 (2007 gain of $601, 029), as well as provision for a decline in the fair value of the fair market value of the First Metals shares of $1,814,337. In 2008, the Company recorded a provision for income and mining taxes of $1,276,354 (2007 - $168,970).

In December 2008, the Company finalized the estimated fair value for the 3,886,018 shares received from First Metals Inc. (FMA) based on an independent valuation. Originally, the FMA shares were valued at the April 25, 2008 TSX market price of $1.00 per share, representing the price on the date that they were received. This resulted in revenue of $3,886,018 to the Company. Before the shares became free-trading (available for sale), the market price fell to the $0.65 range which generated the impairment loss of $1,814,337. In November 2008 as a result of the sudden decline in copper prices, FMA stopped development at the Magusi project and mining at Fabie Bay was suspended in January 2009. On January 8, 2009, First Metals Inc. filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act., to facilitate its ability to implement a restructuring plan. Initial Creditor Protection was extended to March 23 and subsequently to April 17, 2009. At that time, FMA shares were trading in the $.01 to $.02 per share range. At December 31, 2008, the Company held 2,713,018 FMA shares with a market value of $69,375. The difference between the market value and the finalized fair market value, $1,814,331, was included in comprehensive income and was transferred to the statement of earnings because the provision was considered as an "other-than-temporary impairment".

Due to falling base metal prices, Strategic Resource Acquisition Corporation (SRA).sought court protection in 2009, thus eliminating any potential revenue stream.
We were very active on the exploration front, spending some $4.2 million in Quebec, Ontario and Nova Scotia, much of which is described in the following sections. We are continuing work on the Joint Venture magnesite-talc property, with financial arrangement assistance from KPMG Corporate Finance LLP.
Plato Gold Corporation filed an NI 43-101 compliant Technical Report for our Nordeau properties on SEDAR, March 17, 2009.

For a more in depth discussion of the financial results of the Company, please refer to the 2008 Management Discussion and Analysis available online at www.sedar.com or on the Company at website www.globexmining.com.

**Acquisitions, sales and options**

In 2008, Altai Resources Inc. and Globex jointly purchased a 2% net smelter royalty on the Malartic (Blackcliff) property from a private individual.

We purchased two (2) exploration licences (126 claims) in Lunenberg County, Nova Scotia, from a private individual.

Subject to a 2% net smelter royalty, we purchased five (5) exploration licences in Cape Breton, N.S., from a private individual.

Ressources Minière Processor Inc. optioned the Bateman Bay and Grandroy properties in McKenzie and Roy Townships for $1,040,000 cash, 1.5 million shares and $10.0 million in exploration spending, due over 3 years. The property is subject to an advance royalty payment of $50,000 per annum starting after 48 months, and a 4% gross metal production royalty. A temporary extension to payment terms has been granted.

Exploration Bull's Eye acquired two (2) properties from the Company:

- 100% interest in 40 Beauchastel Township claims, subject to a 2% gross metal royalty and
- 100% interest in 1 claim in La Reine Township, subject to a 1% gross metal royalty. This is an addition to a large land package optioned previously.

Globex also staked a number of other properties.

**Activities by option partners**

First Metals Inc. (FMA) achieved commercial production at Globex's royalty generating Fabie Bay copper-silver deposit north of Rouyn-Noranda, Quebec. First Metals as per our contract, issued 3,886,018 First Metals shares to Globex representing 10% of their issued capital thus making Globex their largest shareholder. In addition to mining the Fabie Bay deposit, First Metals was drilling off the adjacent Magusi Deposit and performed geotechnical work in order to prepare it for production. They received the permit allowing them to sink a ramp on the zone, bulk sample and prepare it for commercial production. But due to falling base metal prices, after installation of a portal, the operation was halted pending recovery of metal prices. In a press release dated February 9, 2009, FMA released a mineral resource estimate as at October 31, 2008 for the Magusi deposit based on an NI 43-101 report by Scott Wilson Roscoe Postle Associates Inc. The text of the press release is available on SEDAR, First Metals Inc., project no. 01372945.

At Globex's Russian Kid gold royalty property west of Rouyn-Noranda, Quebec, Rocmec Mining Inc. installed a 75 tonne per day underground mill, which is currently operating 24 hours per day, treating inventoried mineralized rock. Following a successful 3 month test period, Rocmec plans to operate the mill 5 days per week year around. The first shipment of gold concentrate went to the Johnson-Matthey refinery on March 18, 2009. Globex holds a royalty on all production from the Russian Kid property.

Plato Gold Corporation completed their 5,000 metre drill program on Globex's Nordeau properties. Results were reported in Plato's quarterly report as being mixed. More work is planned. On March 17, 2009, Plato Gold Corporation, filed a NI 43-101 complaint Technical Report on SEDAR.

Plunging zinc prices negatively affected the viability of Strategic Resource Acquisition Corporation's zinc mine in Tennessee, on which Globex holds a royalty interest. This led to the closing of the mine in the fourth quarter. The fate of the mine is uncertain at this point as zinc prices have continued to fall into the fourth quarter and on January 15, 2009, SRA sought court protection.

## Exploration activities carried out by the Company

According to National Instrument 43-101, none of Globex's numerous properties is considered a material property. Under the regulation, the loss of a material property would cause at least a 10% drop in the share price of the Company: At this point in time, we believe the loss of any single Globex property would have little or no effect on our share price. Because Globex has no material properties, we are not obliged to produce NI 43-101 reports for each of them. We are not unhappy with this classification as producing a NI 43-101 report is time-consuming, expensive and simply not warranted on all of our properties. We will, when we determine appropriate, produce NI 43-101 reports and file them on SEDAR: On March 19, 2008, under SEDAR project no. 01231711 and in conjunction with our partners Queenston Mining Inc., we filed a Technical Report for the Mineral Resource Estimate, Ironwood project, Cadillac Township, Quebec.
**Historical estimate** means an estimate of mineral resources or mineral reserves prepared prior to February 1, 2001. A historic estimate is non NI 43-101 compliant: Under the regulation, the issuer must inform the reader of the source, author and date of the historic estimate. As well, the following cautionary language must accompany the historic estimate:

- A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or reserves;
- The issuer is not treating the historical estimate as current mineral resources or mineral reserves; and
- The historical estimate should not be relied upon. The relevance and reliability of the historical estimate, and any more recent estimates will be given.

In this annual information form, when the term *historical,* is encountered, all of the preceding cautionary language applies.

### Lyndhurst, Destor and Poularis Townships, QC

Stripping and geological mapping was carried out on the No.1 Copper-Silica Zone, located on the Lyndhurst mining concession in Destor Township, Quebec. Results of a helicopter-borne survey were received and reviewed. A Titan 24, deep sensing IP and resistivity survey was completed over a strike length of 2.5 kilometers, centered on the Lyndhurst shear structure. This work continued the Company's commitment to search for deep buried base metal bodies on the property. In addition 8 diamond drill holes for 2,941 meters were completed as a follow-up to these surveys. At years' end, an airborne gravity tensor survey was in progress.

### Timmins Talc-Magnesite, Deloro Township, Ontario

Globex signed a binding Letter of Intent (the "LOI") with the hydrometallurgical research firm, Drinkard Metalox, Inc., pertaining to Globex's magnesite-talc property near Timmins, Ontario. Under the LOI, a joint venture was formed (75% Globex and 25% Drinkard Metalox) in order to perform test work, and if successful, monetize a patented hydrometallurgical process to produce magnesium compounds and high brightness talc from the property. During the third quarter of 2008, laboratory scale tests were completed. Results were positive and test work moved on to the next phase; bench scale testing. Globex engaged Aker Metals, a division of Aker Solutions Canada Inc., to oversee the application of the process technologies. Seventeen (17) drill holes, totalling 2,126.7m were completed within the core, central area of the talc-magnesite deposit. Field work concentrated on stratigraphic drilling of the main southern magnesite lens. A stratigraphic fence was also completed to examined the northern magnesite zone. Laboratory analysis of samples from this work was pending at year end.

On November 3, 2008, Globex announced the engagement of KPMG Corporate Finance LLC as exclusive financial advisor to help arrange financing of Globex's magnesite-talc project. KPMG has assigned a dedicated team to work with Globex to move the program toward production.

**Parbec, Malartic Township, Quebec**
Exploration on the Parbec gold project in Malartic township, Quebec was completed in late February 2008. Six diamond drill holes were put down totalling 3,722 meters in widely spaced holes, testing the Larder-Cadillac fault structure. This shear hosts three zones of gold mineralization at its northern boundary. In addition the property has a 580 meter long decline which was driven by previous operators to a vertical depth of about 100 meters in the southern wall rock of the shear structure. Maps and reports of geophysical work carried out by Larder Geophysics were also received. Geophysical ground work, consisted of a ground magnetometer survey and combined induced polarization (IP) and resistivity surveys. No economic gold values were returned in the 2008 drilling campaign.

**Beauchastel-Rouyn (South Block), Beauchastel Township, Quebec**
The Company returned to the Beauchastel-Rouyn project and carried out diamond drilling operations on the South claim block during the period of October to December 2008. In total, four drill holes for 3,210 meters were completed. Geological logging and sampling continued into January 2009. This work continued the widely spaced stratigraphic testing of the Larder-Cadillac Break structure under the Proterozoic sediment cover of the Kiekeko Hills that was started in 2001. Assay results were, for the most part, still outstanding at year end.

**Tonnancour, Tonnancour Township, Quebec**
Compilation of historical drilling was initiated, but a scheduled geological mapping and prospecting program was cancelled due to a shortage of geological personnel. At year end, a directed airborne Full tensor gravity Gradiometer (Air-FTG) survey by Bell Geospace was underway.

**Wood-Pandora Joint Venture, Cadillac Township, Quebec**
At Globex's 50/50 joint venture property with Queenston Mining Inc., metallurgical test work was completed by SGS Lakefield Research Limited. A final draft of the report was received during November, 2008. Laboratory recovery rates have metallurgical test work as being above expectations. Also, 2,818 metres of infill drilling was conducted at the Ironwood gold deposit with initial results released in a press release dated July 9, 2008. Drill intersections of up to 15 metres grading 15.27 g/t, Au (0.45 oz/t Au over 49.2 feet) were reported, confirming and detailing the continuity of gold values between previously reported holes. A National Instrument 43-101 compliant technical report was received at the end of February for the Cadillac Township, Quebec, Ironwood gold deposit. The Ironwood deposit is located on the Wood Mine portion of the joint venture. The report, dated February 26, 2008, estimates that 243,200 tonnes of an "Inferred Mineral Resource" has been outlined grading 17.26 grams per tonne gold. This report was posted on SEDAR as of March 19, 2008.

**Eagle Mine, Joutel Township, Quebec**
Initial diamond drilling on claims covering the former Eagle Mine was completed in November 2008. Two holes for a total length of 1,511 meters were put down to test the extension of an historical un-mined gold intersection. The results proved to be disappointing.

**Cheticamp, Cape Breton, Nova Scotia**
An agreement to option a base metal project in the Cheticamp area of the Cape Breton Highlands of Nova Scotia was completed. Diamond drill testing of the project began in July. A total of 10 diamond drill holes for 828 meters were completed.

**Smith-Zulapa, Tiblemont Township, Quebec**
Diamond drilling, consisting of two holes for a combined length of 605 meters investigated the Zulapa copper-nickel zone on the Company's Tiblemont project in February 2008. This work was carried out in conjunction with induced polarization and resistivity surveys completed by Larder Geophysics. Wide zones of anomalous Cu and Ni were intersected.

**French Village (Gillies Mountain sector), Cape Breton, Nova Scotia**
In late summer of 2008, drill equipment was moved to the French Village project, in order to test an area of historical trenching with 4 diamond drill holes totalling 766 meters. Anomalous but continuously wide values of gold was encountered by this work. In addition, some limited geophysical ground work and surface prospecting was also completed on the project.

**Normetal Mine, Desmeloizes Township, Quebec**
Diamond drilling activities on the Normetal project wrapped up early in January 2008. Drill site rehabilitation work was carried out in the spring and early summer. While zones of mineralization were intersected in the areas tested, neither the grade nor tonnage justifies additional work.

**Tavernier, Tavernier Township, Quebec**
Initial gound investigations on the project were started in 2008. By years' end, 100 meter-spaced lines had been established and a ground magnetometer survey was being completed in addition to a combined induced polarization and resistivity survey.

**Hunters Point, Pommeroy and Mclachlin Townships, Quebec**
Globex reviewed the results of work recently undertaken on its 20,000 hectares Hunters Point and decided to shallowly drill one mineralized occurrence with a 6-hole (324 meter) program which commenced in the fourth quarter. Former property optionee, Noront Resources Ltd., had previously undertaken significant geophysical and geological exploration on portions of the property with the discovery of important uranium, gold and rare earth occurrences.

**Rousseau, Rousseau Township, Quebec**
Partner Gold Bullion elected to withdraw from the project in 2008, which led to the Company conducting a preliminary re-analysis of the high grade Rousseau gold zone. It was decided that further drilling was warranted below the known zone. This work was started in the fourth quarter. In total 3 diamond drill holes representing 411 meters of drilling were completed.

**2007**

The net loss after taxes of $898,403 for 2007 compared to net earnings in 2006 of $662,077 mainly reflects reduced option revenue. Option income may vary considerably from year to year, depending on the quality of the properties being optioned. The closer a property is to production, the greater its option price. In 2006, options of advanced properties to Rocmec Mining Inc., First Metals Inc. and Plato Gold Corp. contributed $1,400,286 to option revenue: The balance, some $374,000, was contributed by less important properties. 2007 option revenue of $221,500 reflects the fact that this years' property options, although numerous, represent significantly less advanced projects. With commercial production expected by the end of second quarter 2008 at both First Metals Inc. and Strategic Resource Acquisition Corporation, the Company anticipates option revenues of $250,000, 10% of First Metals Inc. issued and outstanding common shares and royalty income from both producers. For a more in depth discussion of the financial results of the Company, please refer to the 2007 Management Discussion and Analysis available online at www.sedar.com or on the Company at website www.globexmining.com. As of March 5, 2007, Globex listed on the OTCQX International exchange under the symbol GLBXF.
In a press release dated February 13, 2008, the Company, under a normal course issuer bid, announced its intention to repurchase for cancellation up to 600,000 common shares over the twelve-month period starting February 15, 2008 and ending February 14, 2009. This represented approximately 3.4% of Globex's issued and outstanding common shares of 17,822,674 at that date. The purchases by Globex will be effected through the facilities of the Toronto Stock Exchange and may also be effected through the facilities of the OTCQX and the Frankfurt Stock Exchange and will be made at the market price of the common shares at the time of the purchase.

**Acquisition, sales and options**

In 2007 the Company staked the **Donalda Gold Deposit** (100% interest) in Rouyn-Noranda, Quebec which has a historical, non 43-101 resource (see "Disclaimer") as reported by Minnova Inc. in 1990. This resource has not been independently verified by Globex and as such, should not be relied upon. If correct, some 125,000 ounces of gold is added to Globex's inventory. The deposit is not fully delineated and is reported to be open down-dip.

In April, we vended the **Bilson-Cubric** nickel-platinum-palladium property in La Motte Township, Quebec and the **Duvan** copper property in Desmeloize Township, Quebec to an as yet unlisted company called Bull's Eye Exploration. Globex received 2 million Bull's Eye shares and maintains a 4% gross metal royalty on all mineral production. Bull's Eye plans to list on a stock exchange in 2008. Later in the year, Globex sold its **Halliwell** gold property to Bull's Eye, retaining a 2% gross metal royalty. Bull's Eye Exploration initiated groundwork on both Bilson-Cubric nickel-platinum-palladium property in La Motte Township, Quebec and the Duvan copper property in Desmeloize Township, Quebec.

The Company and its partner Altai Resources Inc. optioned the **Blackcliff** gold deposit near Val-d'Or, Quebec to C2C Inc. and Animiki Resources Inc. In addition to cash and stock payments totalling $575,000 and 1,000,000 shares, Globex and Altai retain a 3% gross overriding royalty on all production from the property as well as a 10% net profits Interest on all production once the Optionees recover up to $3.6 million in capital costs. C2C Inc. and Animiki Resources Inc. have undertaken confirmation drilling to verify and expand known gold zones with an eye to near term production.

Globex also acquired an option, first year free, on the **Laverlochere** diamond property in the Ville-Marie region, Temiskaming, Quebec. The area is being intensively explored by, amongst others, Superior Diamonds Inc. who have found a number of kimberlites in the area. In December, Globex completed ground geophysics and one drill hole totalling 160 metres on the Laverlochere diamond property in Temiskaming, Quebec. Drilling failed to intersect kimberlite although narrow lamprophyre dykes were intersected.

**Exploration activities by option partners**

Existing option partners have continued working to earn their interests in several properties. This exploration work is done at no cash cost or dilution to our shareholders. Some projects have slowed down due to a shortage of equipment and/or personnel or difficulty accessing properties.

Plato Gold Corp. has expended over $1 million on our **Nordeau East** and **West** gold zones. While results have been good on the West Zone with the best intersection being 7.85 g/t Au over 10 metres, results on the East Zone have been less interesting. MRB & Associates, under Martin Bourgoin, P.Geo., completed a NI 43-101 Report on the Nordeau properties. According to this report, drilling results identified five mineralized gold zones on the Nordeau West area, suggesting that the exploration potential of the Main zone of the Nordeau West Project area remains positive. Globex has agreed to split the next option payment into three uneven parts in order to allow Plato to concentrate its funds and efforts on exploring the West Zone. Plato recently prepaid the December 31, 2007 payment of $25,000. Globex holds 936,500 Plato shares as well as a 2% Net Metal Royalty and a 10% Net Profit Royalty.

On our **Suffield zinc-copper-silver-lead property** near Sherbrooke, Quebec, Silver Capital AG carried out line-cutting and performed a ground EM survey in order to outline drill targets for 2008. One landowner has restricted Silver Capital's access to surface rights. The management of Silver Capital AG anticipates completion of their IPO by mid-2008 at which time the final element of the Suffield Mine option payment, 400,000 shares of Silver Capital AG, are expected. Production from the option is subject to a 3% net metal royalty.

On the uranium front, Hawk Uranium Inc. has flown our **Grand Calumet uranium-fluorite property** and has done some field follow up. Unfortunately, access to two claims with known uranium mineralization has been impeded and Hawk is working diligently to correct the situation.

Noront Resources Ltd. has flown geophysical surveys over our large **Hunters Point** uranium-gold land package and during the summer performed field follow-up on areas of interest. On November 8, 2007, Aurizon Mines Ltd. announced the discovery of significant uranium, gold and rare earth values on claims directly adjoining our property and on a structure that extends across our claims. Noront terminated its option on the Hunter's Point property, due to a change of focus caused by their copper-nickel discovery in Ontario, which is consuming their work force and resources.

**Exploration activities carried out by the Company**

In 2007, Globex and its partner Queenston Mining Inc. completed a fourteen (14) hole drill program and down-hole EM surveys on their **Wood-Cadillac Joint Venture**, near Cadillac, Quebec. Five (5) holes totalling 2,400 metres were drilled on the Ironwood zone and nine (9) holes totalling 3,500 metres were drilled on the **Central Cadillac gold zone**. Drilling on Central Cadillac intersected several narrow gold zones. We have also compiled the data from our **Ironwood gold zone**, and mandated a NI 43-101 report to guide us in our future exploration, and to give us a grade and tonnage calculation. With the receipt of the NI 43-101 report published on March 19, 2008, Globex and Queenston are considering their options, which include further drilling, production or some other scenario.

At our **Vauze copper-zinc-gold-silver property**, located 10 kilometres north of Rouyn-Noranda, Quebec, an experimental deep penetration Induced Polarization Survey indicated two computer-generated anomalies that warranted drilling. Globex tested the anomalies, completing a two (2) hole deep drilling program totalling 2,500 metres, followed by down-hole EM surveys. The first hole encountered extremely intense chlorite alteration and scattered sulphide mineralization as disseminated pyrite and stringers and chalcopyrite-pyrite stringers over wide widths. The second hole of the program that targeted a well-defined resistivity anomaly, also intersected but less intense alteration and no significant sulphide mineralization. In 2007, we also added 3 claims to our **Vauze** property.

On our **Lyndhurst copper property**, 40 kilometres north of Rouyn-Noranda, Quebec, a program of 24 short drill holes totalling 2,000 metres, tested the #1 copper-silica zone in partnership with Agregats R-N. Copper-silica mineralization was encountered and the drill data is being computerized into a 3D model after which further drilling will be considered. Work may also be undertaken to evaluate the economic potential of the nearby Lyndhurst copper deposit as a silica flux ore for the Horne smelter.

To the west on the **Lyndhurst property**, line cutting was done in preparation for deep penetration IP Survey over the deep pyrite-pyrrhotite-chalcopyrite-sphalerite, "Moses" massive sulphide zone. If the survey delineates the zone and indicates in which direction it extends, further drilling will be undertaken. In late fall 2007, Geotech Ltd. carried out an airborne deep penetration VTEM geophysical survey over the entire property. In 2007, we also added claims to our **Lyndhurst** property, covering additional favourable horizons.

In late fall 2007, Globex engaged Geotech Ltd. to perform airborne **deep penetration VTEM geophysical surveys**. Target areas include the **Lyndhurst** and **Vauze** properties as well as a very large survey over a strike length of some 40 kilometres in a third area. In total, over 4,400 kilometres of geophysical surveys has been flown. Anomalies indicated by the surveys if not already owned by Globex have been acquired and will be part of an exploration initiative planned for 2008.

On our **Normetal mine zinc-copper-silver-gold property**, a drill program was expanded to 22 holes. 17 holes totalling 3,529 metres had been completed, although some had to be abandoned due to poor bedrock conditions. Sulphide mineralization has been encountered and assays will be made available over time but backlogs at the laboratory and other pressing demands on geologists' time are causing delays.

The first of a 6-hole diamond drilling program started in December 2007 on our **Parbec Gold property** near Malartic, Quebec. The property straddles the prolific, gold localizing Cadillac Fault and is located just west of Osisko's large Canadian Malartic gold project. The property hosts numerous gold zones and a small gold resource but has never been drilled at depth. Previous work included numerous shallow drill holes (less than 152 metres vertical) and a 579 metres ramp.

In January 2007, Aeroquest International carried out a Helicopter-Borne AeroTEM System Electromagnetic and Magnetic survey over the **Bousquet East and La Pause** gold properties, the **Smith-Zulapa gold-copper-nickel** and **Transterre gold properties**, the **Grandroy and the Bateman Bay** copper-gold projects near Chibougamau and **the Salt and Simon Lake** gold projects, south of Chapais.
Following the AeroTEM survey, Globex prospected the **Smith-Zulapa copper-nickel property**, located south of Senneterre Quebec. We recompiled the old drilling, and in 2008, drilled two short holes: assays are pending.

Prospecting and a ground MAG-EM survey were also carried out on our **Salt gold property** in Rale Township, Quebec.

Compilation work was carried out on our **Tavernier gold-copper-zinc property** in order to prepare the property for prospecting and possible drilling in 2008.

Prospecting was undertaken over several months on our **Tonnancour copper-zinc-gold-silver property**. Numerous airborne anomalies were checked on the ground. We are waiting for the final report but based on what we have seen to date, we have decided to recompile all old data and intend to drill select targets next spring or summer.

On the **New Marlon** gold property in Rouyn Township, Quebec, we carried out a mapping and prospecting program during the summer of 2007.

During the summer of 2007, we carried out prospecting work on our **Nantel** zinc property near l'Annonciation, Quebec and added claims to our **Fish Lake** property in Tiblemont Township, Quebec.
On the **Gayhurst** molybdenum property, Quebec, Globex cut a grid and performed an Induced Polarization survey over part of the property in order to define drill targets.

On the **Dalet** property, Quebec, line cutting and a ground horizontal loop survey was performed over the Dalet property in August 2007. A geophysical drill target was located.

As regards the Company's **Timmins magnesium-talc property** in Ontario, Globex withdrew from discussions to fund a feasibility study. The rising Canadian dollar coupled with a falling U.S. dollar negatively affected the viability of the project. The total project as contemplated has a capital cost of US$1 billion. Part of the reason for the high cost is the use of a robust technology, which does not engender any technology risk. Globex is currently exploring a different technology.

On the **French Village Lake** property, Nova Scotia, Globex undertook an exploration program consisting principally of an induced polarization survey in order to search for anomalies related to several zones of anomalous zinc values. The survey indicated areas of interest and Globex personnel recently visited the property to do field verification and to plan additional work for early 2008.

On our **Mooseland** property in Nova Scotia, we completed the clean-up of the old mine site.

The **Fabie Bay/Magusi River property** package was increased in size by staking in 2007. The royalties will apply to these new claims. The entire property package, including the nearby Duprat claim block was flown with a combine EM-MAG survey. Production at Fabie Bay commenced in November 2007.

On March 19, 2007, Rocmec announced a new National Instrument 43-101 compliant resource estimate for the **Russian Kid Gold Deposit** completed by Système Géostat International Inc. of Blainville, Quebec under the supervision of Mr. Claude Duplessis P. Eng. Preproduction and development work continues.

Gold Bullion Development Corporation has permitting in place to commence dewatering the **Rousseau gold** property which will facilitate ramping to bulk sample the known gold zone and drill off more mineralization from underground.

On December 12th, 2007, **Acadian Mining Corporation** announced a NI 43-101 mineral resource estimate based on 184 historic drill holes completed during the 1970's Getty zinc-lead deposit. The NI 43-101 report was prepared by Mercator Geological Services Limited, independent consultants to Acadian. A 100-hole drill program is in progress in order to upgrade the inferred resource estimate to the measured and indicated category. Globex has a 1% gross metal royalty on all production from the 4.1 million tonne Getty zinc-lead deposit, subject to a 50% buyout.

**Osisko Exploration Ltd**. is exploring the East Amphi and Fourax Gold Zones adjoining their Malartic East Mine project. Globex maintains a 2% net smelter royalty on these gold zones and numerous associated claims. This royalty is subject to a $1.5 million buyout.

In Clericy and Aiguebelle Townships, Quebec, **Typhoon Exploration Inc**. is exploring a large package of claims including the Fayolle gold zone. Globex retains a 2% net smelter royalty, subject to a $2 million buyout, on this land package.

## III DESCRIPTION OF THE BUSINESS

### 1. Exploration Properties in Canada and the United States

The following table is a guide to some of Globex's current portfolio of mineral properties. The nature of the exploration business is such that this information changes continually as new properties are identified and acquired, and existing ones mature for development, are sold or released, or explored. Due to the large number of properties, some that are spatially close, have been grouped under a single property name.

| Property Descriptive Name (listed alphabetically) | Interest | Size (hectares) | Commodity | Location | Exploration Work 2009 or First Quarter 2010 | Optioned (O) Joint Venture (JV) |
|---|---|---|---|---|---|---|
| **SIGNIFICANT EXPLORATION PROPERTIES** | | | | | | |
| Bateman Bay | 100% | 226 | Gold, Copper | McKenzie & Roy Twps, Quebec, CA | | |
| Duquesne West | 50% | 300 | Gold | Destor & Duparquet Twps, Quebec, CA | √ | O (2010) |
| Lyndhurst | 100% | 2,647 | Copper, Zinc | Destor & Poularies Twps, Quebec, CA | √ | JV |
| Mooseland Gold | 100% | 648 | Gold | Halifax County, Nova Scotia, CA | √ | O |
| Nordeau East & West and Bateman gold zone | 100% | 1,273 | Gold, Iron | Vauquelin Twp, Quebec, CA | √ | O |
| Poirier | 100% | 199 | Copper, Zinc | Poirier & Joutel Twps, Quebec, CA | | |
| Ramp | 100% | 1,461 | Gold | Beatty, Carr, Coulson & Wilkie Twps, Ontario, CA | | |
| Timmins Talc-Magnesite | 90% | 384 | Magnesium, Talc, Silica | Deloro Twp, Ontario, CA | √ | |
| Wood-Pandora and Central Cadillac (Ironwood) | 50% | 754 | Gold | Cadillac Twp, Quebec, CA | √ | JV |
| **LESS SIGNIFICANT PROPERTIES WITH PAST PRODUCTION OR DRILLED MINERALIZED ZONES** | | | | | | |
| Bell Mountain | 100% | 416 | Gold | Churchill County, Nevada, USA | | |
| Blackcliff | 50% | 120 | Gold | Malartic Twp, Quebec, CA | √ | |
| Donalda | 100% | 146 | Gold | Rouyn Twp, Quebec, CA | √ | |
| Duvay | 100% | 169 | Gold | Duverny Twp, Quebec, CA | √ | O |
| Eagle | 100% | 109 | Gold | Joutel Twp, Quebec, CA | | |
| Fish Lake and Fish North | 100% | 96 | Gold | Tiblemont Twp, Quebec, CA | | |
| Fontana | 75% | 560 | Gold | Duverny Twp, Quebec, CA | | |
| Gayhurst | 100% | 1,440 | Molybdenum | Gayhurst Twp, Quebec, CA | | |
| Grand Calumet | 100% | 692 | Uranium, Fluorine | Grand Calumet Twp, Quebec, CA | | O |
| Grandroy | 100% | 59 | Gold, Copper | Roy Twp, Quebec, Canada | √ | |
| Shortt Lake | 100% | 884 | Gold, Rare Earths | Gand Twp, Quebec,CA | | |

| Property Descriptive Name (listed alphabetically) | Interest | Size (hectares) | Commodity | Location | Exploration Work 2009 or First Quarter 2010 | Optioned (O) Joint Ventured (JV) |
|---|---|---|---|---|---|---|
| **LESS SIGNIFICANT PROPERTIES WITH PAST PRODUCTION OR DRILLED MINERALIZED ZONES (CONT'D)** | | | | | | |
| Moulton Hill | 100% | 544 | Gold, Copper, Zinc, Silver | Ascot Twp, Quebec, CA | | |
| Normetal Mine | 100% | 387 | Copper, Zinc, Gold, Silver | Clermont & Desmeloizes Twps, Quebec, CA | | |
| Parbec | 100% | 220 | Gold | Malartic Twp, Quebec, CA | | O (2010) |
| Rousseau | 100% | 427 | Gold | Rousseau Twp, Quebec, CA | | |
| Suffield | 100% | 654 | Zinc, Copper, Silver, Lead | Ascot Twp, Quebec, CA | | |
| Vauze | 100% | 351 | Zinc, Copper | Dufresnoy Twp, Quebec, CA | | |
| Vulcan | 100% | 307 | Gold, Platinum, Palladium | Ferry County, Washington State, USA | | |
| Wrightbar Mine | 100% | 217 | Gold | Bourlamaque Twp, Quebec, CA | | |
| **OTHER EARLY/IMMEDIATE STAGE EXPLORATION PROPERTIES** | | | | | | |
| Arntfield | 100% | 16 | Gold | Beauchastel Twp, Quebec, CA | | |
| Beauchastel-Rouyn | 100% | 2,864 | Gold, Copper, Zinc | Beauchastel & Rouyn Twps, Quebec, CA | √ | |
| Beacon #1 | 100% | 14 | Gold | Louvicourt Twp, Quebec, CA | | |
| Bilson-Cubric | 100% | 166 | Nickel, Platinum, Palladium, Copper, Rhodium | Lamotte Twp, Quebec, CA | | |
| Blockhouse | 100% | 162 | Gold | Nova Scotia, CA | √ | O |
| BM | 70% | 688 | Gold | Beauchastel Twp, Quebec, CA | | |
| Bousquet West | 100% | 464 | Gold | Bousquet Twp, Quebec, CA | | |
| Buckell Lake | 100% | 32 | Gold | Scott Twp, Quebec, CA | | |
| Cheticamp | 100% | 2,362 | Polymetallic based precious metals | Inverness County, Cape Breton, N.S., CA | √ | O |
| Colnet Lake | 100% | 258 | Gold, Copper | Montbray Twp, Quebec, CA | √ | |
| Courville | 100% | 240 | Gold | Courville Twp, Quebec, CA | | |
| Dalet | 100% | 236 | Copper, Zinc | Dalet Twp, Quebec, CA | | |
| Duvan | 100% | 332 | Copper | Desmeloize Twp, Quebec, CA | | |
| Fox West | 100% | 65 | Gold | Beatty Twp, Ontario, CA | | |
| French Village Lake | 100% | 1,877 | Copper, Lead, Zinc | Nova Scotia, CA | √ | O |
| Grenville Zn | 100% | 709 | Zinc | NTS 31 J/10, Quebec, CA | | |

| Property Descriptive Name (listed alphabetically) | Interest | Size (hectares) | Commodity | Location | Exploration Work 2009 or First Quarter 2010 | Optioned (O) Joint Ventured |
|---|---|---|---|---|---|---|
| **OTHER EARLY/IMMEDIATE STAGE EXPLORATION PROPERTIES (CONT'D)** | | | | | | |
| Hunters Point | 100% | 24,984 | Gold, Uranium, rare earth | Atwater, Bellefeuille, Booth, Couturier, Gaulin, McLachlin, Pommeroy, Reclus & Villedieu Twps, Quebec, CA | √ | |
| Indian Path | 100% | 437 | Gold | Nova Scotia, CA | √ | O |
| Jacobie Copper | 100% | 64 | Copper | 2075 Mining District (03 - Cariboo, B.C., CA | | |
| Laguerre-Knutson-Raven River | 100% | 64 | Gold | Hearst & McVittie Twps, Ontario, CA | | |
| La Reine | 100% | 43 | Gold | La Reine Twp, Quebec, CA | | |
| Leipsigate | 100% | 2,168 | Gold | Nova Scotia, CA | √ | O |
| L'Huillier & Fourcet Lakes | 100% | 701 | Uranium | NTS 31O/03 & 31 O/06, Quebec, CA | | |
| La Pause | 100% | 420 | Gold | La Pause Twp, Quebec, CA | √ | |
| Litchfield | 100% | 701 | Uranium | Litchfield Twp, Quebec, CA | | |
| Maso | 100% | 2,415 | Gold, Copper, Zinc,Silver | Joutel area, QC, CA | √ | |
| New Marlon | 100% | 166 | Gold | Rouyn Twp, Quebec, CA | | |
| Poirier South | 100% | 583 | Copper, Zinc, Gold | Poirier Twp, Quebec, CA | | |
| Salt | 100% | 1,213 | Copper, Zinc, Gold | Rale Twp, Quebec, CA | | |
| Scheen Lake | 100% | 233 | Platinum, Palladium | Guillet Twp, Quebec, CA | | |
| Simon Lake | 100% | 112 | Gold | Scott Twp, Quebec, CA | | |
| Smith-Zulapa | 100% | 1,917 | Gold, Copper, Nickel | Tiblemont Twp, Quebec, CA | | |
| Tarmac | 100% | 96 | Gold | Dubuisson Twp, Quebec, CA | | |
| Tavernier | 100% | 925 | Gold, Copper, Zinc | Tavernier Twp, Quebec, CA | √ | |
| Tonnancour | 100% | 3,002 | Copper, Zinc, Gold, Silver | Tonnancour & Josselin Twps, Quebec, CA | √ | |
| Transterre | 100% | 426 | Gold | Senneterre Twp, Quebec, CA | √ | |
| Turgeon Lake | 100% | 123 | Gold | Lavergne Twp, Quebec, CA | √ | |
| Tut | 100% | 415 | Gold | Ligneris Twp, Quebec, CA | | |
| Victoria West | 100% | 724 | Gold | Clericy Twp, Quebec, CA | | |

| Property Descriptive Name (listed alphabetically) | ROYALTY INTERESTS | Optionee | Exploration Work 2009 or First Quarter 2010 |
|---|---|---|---|
| Disson | 1% Gross Metal Royalty | Jean Robert | |
| Duprat | 2% Net Metal Royalty equal to 2% of all metal production 10% Net Profit Royalty after the recoup of $10,000,000 in capital costs | First Metals Inc. | See Note 1 |
| East Amphi | 2% Net Smelter Royalty after 1st 300,000 Au ozs | Osisko | √ |
| Fayolle | 2% Net Smelter Royalty | Typhoon Explorations | √ |
| Fourax | 2% Net Smelter Royalty after 1st 300,000 Au ozs | Osisko | √ |
| Getty Deposit | 1% Gross Metal Royalty | Acadian Gold | √ |
| Fabie Bay Mine & Magusi River deposit | 2% Net Metal Royalty equal to 2% of all metal production 10% Net Profit Royalty after the recoup of $10,000,000 in capital costs | First Metals Inc. | See Note 1 |
| Pacaud | 1% Net Diamond Royalty | Dianor Resources | |
| Russian Kid | 5% Net Metal Royalty on first 25,000 ounces of gold production and all other metals until 25,000 ounces of gold are poured<br>3% Net Metal Royalty on all production from the property after the first 25,000 ounces of gold production | Rocmec Mining | √ |
| Standard Gold | 1% Net Smelter Royalty | Terry O'Connor | √ |
| Tennessee Zinc Mines | 1% Gross Metals Royalty Zinc (Price LME US$0.90 - $1.09)<br>1.4% Gross Metals Royalty Zinc (Price LME over US$1.10) | Nyrstar | See Note 2 |
| Tiblemont Island | 1% Gross Metal Royalty | Jean Robert | |
| Wemindji | 1% Net Diamond Royalty<br>1% Net Smelter Royalty | | |

Note 1: In a press release dated February 9, 2009, First Metals Inc. released a mineral resource estimate as at October 31, 2008 for the Magusi deposit based on an NI 43-101 report by Scott Wilson Roscoe Postle Associates Inc. The text of the press release is available on SEDAR, First Metals Inc., project no. 01372945. Interpretation of the 10% net profit return on the Duprat, Fabie Bay & Magusi River properties is in the hands of an arbitrator.

Note 2: Nyrstar, the world's largest zinc producer, acquired the property in 2009 and intends to have it back in production in 2010.

## Important Definitions Pertaining to Following Exploration Properties

### "Historical estimate"

An estimate of mineral resources or mineral reserves was prepared prior to February 1, 2001. A historic estimate is non-NI 43-101 compliant: Under the regulation, the issuer must inform the reader of the source, author and date of the historic estimate. As well, the following cautionary language must accompany the historic estimate:

- A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or reserves;
- The issuer is not treating the historical estimate as current mineral resources or mineral reserves; and
- The historical estimate should not be relied upon. The relevance and reliability of the historical estimate, and any more recent estimates will be given.

In this annual information form, when the term *historical,* is encountered, all of the preceding cautionary language applies.

### "Qualified Person"

All scientific and technical information contained in this annual information form was prepared by the Company's geological staff under the supervision of Jack Stoch, President and CEO, who is a qualified Person under NI 43-101 regulations.

### Significant Exploration Properties

Globex does not have any properties "material to the issuer" as defined by NI 43-101. Globex believes its most significant exploration properties are as follows: Timmins magnesite-talc, Wood, Duquesne West, Lyndhurst, Mooseland, Nordeau gold, Poirier, Ramp, Russian Kid and Bateman Bay. Each of these exploration properties is described below. These descriptions include information as to historic mining and exploration activity by third parties that is believed to be reliable, but which has not been confirmed by Globex geological personnel and thus should not be relied upon. There can be no assurance that any of these properties will contain adequate mineralization to justify a decision to construct a mine. See "Other Aspects of the Business – Exploration Risks", "– Uncertainty of Reserves and Mineralization Estimates," and other mining-related risks factors in the "Other Aspects of the Business" section.

### Timmins Magnesite-Talc

***Location.*** The property consist of 17 patented surface rights claims and 19 mineral claims situated 13 km southeast of the City of Timmins, in the southern half of Deloro Township, Porcupine Mining District,, Ontario. Access is via Pine Street in Timmins, which extends southward into northern Ogden Township. A gravel bush road trends eastward from Ogden Township just below the township line (Odgen - Montjoy) into Adams Township. After the road crosses the regional power-line, a branch trends northward directly across the centre of the property in Deloro Township.

***Geology and Metallurgy.*** The area is underlain by Archean intrusive and extrusive units and sediments including large masses of altered ultramafic and at least one east-west diabase dyke. Strikes are generally east-west, dips near vertical or steeply to the north. The magnesite-talc-quartz rock unit is exposed on surface as large areas of outcrop 10 to 20 feet above a sand plain floor. The property, as described in government documents, is reported to contain a large body of magnesite, talc and quartz reported to be in the order of +100,000,000 million tonnes (historical non NI 43-101) in the limited area previously tested by widely spaced drill holes. This historical tonnage reference has not been confirmed by Globex geological personnel and should not be relied upon. The zone is made up of roughly 54% magnesite ($MgCO_3$), 27% talc and 16% quartz with 3% accessory iron oxides. Previous pilot plant flotation tests indicate that 65-70% of the magnesite can be recovered in a flotation concentrate which is 99% acid soluble. Iron has replaced some magnesia in the crystal lattice of the magnesite resulting in a high iron product. The iron can be removed by chemical processes.

The carbonate concentrate can be calcined to produce caustic calcined magnesia having the following chemical properties:

| | |
|---|---|
| Magnesia ($MgO$) | 92.5% |
| Iron Oxide ($Fe_2O_3$) | 6.0% |
| Silica ($SiO_2$) | 1.0% |
| Lime ($CaO$) | 0.1% |
| Miscellaneous | 0.4% |

Extensive previous bench pilot research has confirmed that the iron in the caustic calcined MgO can be reduced from 6.0% to 0.4% ($Fe_2O_3$) or lower, by a simple chlorine roast. The chlorine roast will remove the iron as volatilized ferric chloride ($FeCl_3$) itself a saleable chemical by-product used in water purification.

The analysis of the low iron product is:

| | |
|---|---|
| Magnesia ($MgO$) | 98.3% |
| Iron Oxide ($Fe_2O_3$) | 0.4% |
| Silica ($SiO_2$) | 0.8% |
| Lime ($CaO$) | 0.1% |
| Miscellaneous | 0.4% |

Talc can be recovered as a first stage in the flotation process, and after cleaning and re-cleaning in additional flotation cells, can be dried and processed by fine grinding to produce a high purity, fibre free, low arsenic talc, suitable for the paper, paint and cosmetic industries. The 30-35% of the magnesite lost to tailings in the second stage of the flotation process can be chemically recovered.

Testing has indicated that the tailing from the flotation make an excellent feed which will produce a high purity product (99% MgO) with iron and calcium each less than 0.1%.

In addition, the quartz in the rock can be recovered in the flotation process and possibly sold as Flux to local smelters.

In October 2001, Globex received a Scoping Study prepared by the international engineering firm Hatch which proposed Globex proceed with a bankable feasibility study in order to study and document a proposed CDN$1.15 billion (US$966.0 million) mine-mill-smelter complex proposal.

In 2002 and 2003, Globex drilled four cross-sectional holes across the magnesite deposit. In 2004, 100 core samples representing a complete cross section of the magnesite deposit were sent for whole rock and QemSCAN analysis at SGS's Lakefield, Ontario laboratory.

In 2007, two samples of "average ore" and "high-grade ore" were sent to Drinkard Metalox for testing, using a patented process to produce magnesium oxide.

In 2008, Globex signed a binding Letter of Intent (the "LOI") with the hydrometallurgical research firm, Drinkard Metalox, Inc. (DMI), pertaining to Globex's magnesite-talc property near Timmins, Ontario. Under the LOI, a joint venture was formed (75% Globex and 25% Drinkard Metalox) in order to perform test work, and if successful, monetize a patented hydrometallurgical process to produce magnesium compounds and high brightness talc from the property. During the third quarter of 2008, laboratory scale test was completed. Results were positive and test work moved on to the next phase; bench scale testing. Globex engaged Aker Metals, a division of Aker Solutions Canada Inc., to oversee the application of the process technologies.

Seventeen (17) drill holes, totalling 2,126.7m (TM-05 to TM-21 inclusive) were completed on sections 8+50E, 9+50E and 10+50E, within the core, central area of the Timmins talc-magnesite deposit. Field work was conducted during October to December, 2008 and concentrated on stratigraphic drilling of the main southern magnesite lens, A Zone in the area of the Pamour Pit, for magnesite, talc, MgO (wt%) grades and mineralogical zonation studies. A stratigraphic fence was also completed to examine the northern magnesite B Zone, on section 10+50E.

On November 3, 2008, Globex announced the engagement of KPMG Corporate Finance LLC as exclusive financial advisor to help arrange financing of Globex's magnesite-talc project. KPMG has assigned a dedicated team to work with Globex to move the program toward production.

During 2009, the initial Drinkard Metalox Inc. (DMI) bench work testing was completed, supported by a summary report from Aker Solutions Canada Inc. In addition, a 360 kg crushed drill core composite from the A Zone, intersected along Line 9+50E, was prepared and sent to SGS Lakefield Research Limited for additional metallurgical research, but, primarily to investigate the question of identifying the preferred processing flow sheet and whether it was more advantageous to float-off the talc early by conventional means or acid liberate as part of the hydro-metallurgical cycle. Once again, this work was carried out in conjunction with DMI, and is still on-going in 2010.

Micon International Limited, Toronto was awarded the contract to prepare the initial mineral resources for the Timmins Magnesite-Talc Project on July 10, 2009. The NI 43-101 Technical Report was published on March 2, 2010 under SEDAR project no. 01541226. The report outlines a mineral resource sufficient to sustain more than twenty years of mineral production.

In addition, the Company spent some time in the field collecting data in preparation of taking the current staked claims to lease, while Blue Heron Solutions for Environmental Management Inc. was awarded a contract to complete a Phase I baseline study report.

In January 2010, the Company achieved the US$1.5 million spending threshold for the Deloro project as defined in the agreement dated October 23, 2008 between Drinkard Metalox Inc. ("DMI") and the Company. On March 5, 2010, the agreement was amended, with Globex increasing its ownership to 90% from 75% in exchange for assuming funding of 100% of all costs for the project to the point that the project is spun off into a separate publicly traded vehicle (see press release dated March 17, 2010).

#### IRONWOOD (WOOD – PANDORA JOINT VENTURE)

***Location.*** The Wood Mine property is located 50 kilometres east of the city of Rouyn-Noranda, Quebec, and three kilometres east of the village of Cadillac, Quebec. The original property is 184 hectares in size and consists of eight contiguous, unpatented mining claims. The property straddles paved provincial highway 117 and is reached by driving 1.5 miles east of the village of Cadillac, Quebec. Globex owns 100% of the property. Globex is project manager for the Wood-Pandora joint venture.

***Geology.*** The property is located on a southern flank of the Cadillac Syncline. The main lithologies are Archean in age and are arranged as a subvertical to steep south dipping, overturned homocline, which strikes approximately east-west. These lithologies, from north to south, consist of and minor bands of lean magnetite iron formations of the Cadillac Group, mafic and felsic volcanics of the Piche Group and of the Pontiac Group. An east-west trending, narrow, 15 to 50 metre thick subvertical band of carbonate-talc-chlorite schists cuts through the Piche and Cadillac groups at a low angle. This is historically referred to as the Cadillac Break, a shear structure of crustal proportions.

Gold mineralization associated with the Cadillac Break structure occurs in three separate forms: (i) narrow, shallow south dipping quartz-tourmaline-sulphide-scheelite-native gold veins which are typically 2 to 20 centimetres in thickness and occur as stacked sets adjacent to the Cadillac Break, mainly in Piche Group volcanics; (ii) lenticular sulphide zones, 0.1 to 1.5 metre thick, consisting of 1% to 30% pyrite and subvertical quartz veining developed at either or both margins of a series of three or four banded magnetic iron formation units; and (iii) biotitic silicification zones hosting 1% to 20% disseminated sulphides and locally up to 10% tourmaline.

Currently in the historic mine area, there are two main areas of gold mineralization recognized. The "W" Zone (Wood Zone) consists of a series of stacked sulphide ore and quartz-tourmaline vein zones, which are developed in the area of the Wood Shaft, to depth and on strike to areas, which have previously been mined. The "P" Zone (Pandora Zone) consists of silicified, biotitic sediments and a mafic tuff. The "P" Zone straddles the property's eastern boundary with the former Pandora Mine and resembles zones, which have been investigated on the Pandora and Tonawanda properties to the east. In 2006, a new sulphide-bearing zone called the Ironwood zone was discovered.

***Mining History.*** The Wood Mine property was originally acquired around 1927. Three drill holes were completed under option by Canadian Enterprises, Limited in 1934. Wood-Cadillac diamond drilled during 1936 and put down a three-compartment shaft to 522 feet in 1937. From 1937 to 1938, lateral work was carried out on the 250, 375 and 500-foot levels. Several ore bodies were developed. A 200 ton-per-day mill was built in 1939.

In 1941, a 500-foot deep winze was sunk from the 500-foot level in an area 400 feet west of the shaft, with lateral work carried out on the 625, 750 and 875-foot levels and a station cut at 1,000 feet. This lower level development of ore did not come on stream soon enough to feed the mill at capacity, forcing mine closure in 1942. Total production from the upper three levels was reported to be 27,213 ounces of gold and 4,519 ounces of silver from 179,400 tons of milled ore. In 1942, 431 pounds of hand-cobbled scheelite grading 20.05% $WO_3$ was also shipped.

During 1945, Central Cadillac Mines, Limited completed rehabilitation on both the Wood Mine property and the nearby Central Cadillac Mine. In 1946, underground work began again and the two mines were linked. Capacity of the Wood mill was increased to 350 tons per day and milling resumed in 1947. The Wood shaft was deepened to 875 feet in 1948. Milling stopped in 1949 due to lagging ore development and drops in grades. Production from the consolidated properties for the 1947-1949 period was reported to be 32,479 ounces gold and 4,167 ounces silver from 257,254 milled tons.

The consolidated property lay idle until 1965, when five drill holes were completed on an area east of the Wood Shaft. In 1969, Gold Hawk Exploration Limited drilled eight holes for a total length of 5,522 feet, testing a 700-foot strike length of mineralization located 700 feet east of the shaft. In 1973, Hawk Mines Limited drilled between the Wood Shaft and the west boundary. In 1975, the property was optioned by Gallant Gold Mines Limited, which later conducted diamond drilling totalling some 2,000 metres and a very low frequency electromagnetic surveying program.

During 1984, La Compagnie de Gestion Minière Louvicourt Ltée completed 19 drill holes totalling 4,930 metres in the areas of the Wood Shaft (W Zone) and eastern boundary (P Zone). These claims lapsed and were re-staked in 1995. Amblin Resources Inc. drilled nine widely spaced holes in 1997, eight of which encountered visible gold. However, the option was terminated due to a lack of funds. Globex has managed convert its back-in right into an ownership right through negotiations with the underlying prospector group.

As for the current state of the property, the Wood Shaft is capped and the head frame and buildings have been removed. The discovery by Agnico-Eagle of a significant gold deposit, approximately 4km to the east on the same stratigraphic horizon, which traverses the Wood property, has increased the importance and economic potential of the property.

In late 2004, Globex signed a joint venture agreement with Queenston Mining Inc. whereby Globex and Queenston combined Globex's Wood property and the western half of Queenston's Pandora property in order to unitize the claim blocks and thus provide a better property base for both companies.

Deep drilling under the management of Globex started in November 2004 to test for possible gold mineralization similar to Agnico Eagle's Lapa discovery, which is located immediately to the East of the Pandora property. This drilling provided mixed results. In late 2005, a second drill program was undertaken. Drill hole W05-09 located south of the Wood Mine shaft area, intersected two new gold zones, the D Zone and Mudstone Zone, which assayed 8.51 g/t Au over 28 m and 68.19 g/t Au over 1.5 m respectively. An additional drill program was started in December 2005 to follow up on this discovery and to test a weak airborne electromagnetic anomaly.

In 2005, Globex and Queenston acquired 100% interest in the adjoining Central Cadillac property subject to a 1½ Net Smelter Royalty (NSR).

In 2006, drilling of the weak airborne electromagnetic anomaly resulted in the discovery of what is now known as the Ironwood gold deposit. The majority of 35 holes totalling 8,313 m have outlined a gold bearing sulphide zone within a regional magnetite iron formation. A zone has been outlined to date over a strike length of 75 m and to a depth of 250 m. Drill hole intersections up to 11.6 m grading 22.2 g/t au have been intersected.

In 2007, Globex drilled an additional five holes totalling 2,400 metres on the Ironwood gold Zone and nine holes totalling 3,500 metres on the Central Cadillac property. The Ironwood drill holes helped to better define the limits of the gold mineralization while the Central Cadillac drilling tested the depth potential of certain areas of the property intersecting narrow gold zones.

Detailed geophysical surveys have also been undertaken on the property, including Induced Polarization, magnetometer and electromagnetic surveys.

In late 2007, we commissioned a NI 43-101 resource report on the Ironwood zone. The NI 43-101 Technical Report on the Ironwood Project dated February 26, 2008 was prepared by Consulting Geologist and qualified person Mr. Reno Pressacco, M.Sc.(A), P. Geo., and was filed on SEDAR March 19, 2008. It cited an inferred resource estimate of 243,200 tonnes grading 0.50 opt gold.

Also in 2008, metallurgical testwork was completed by SGS Lakefield Research Limited on a composite sample of the Ironwood deposit. Laboratory recovery rates have metallurgical test work as being above expectations. In addition, 2,818.29 metres of infill drilling was conducted at the Ironwood gold deposit with initial results released in a press release dated July 9, 2008. Drill intersections of up to 15 metres grading 15.27 g/t, Au (0.45 oz/t Au over 49.2 feet) were reported, confirming and detailing the continuity of gold values between previously reported holes.

In addition, condemnation drilling was done to confirm the stability of rocks in the area of a proposed access ramp. Results confirmed that the rock is amenable to the emplacement of a ramp.

**Duquesne West**

***Location.*** The Duquesne West property is located 25 kilometres northwest of the town of Rouyn-Noranda, Quebec, and 4 kilometres east from the town of Duparquet. The property consists of 20 contiguous unsurveyed claims, totalling 300 hectares.

Globex acquired a 50% interest in the property pursuant to an agreement dated December 19, 1986 with a prospector. In order to acquire the interest, Globex issued 200,000 shares of Globex common stock to the prospector, granted him a 1% net smelter return and agreed to expend CDN$600,000 on the property, a condition that was subsequently waived.

Géoconseils Jack Stoch Ltée, a company controlled by Jack Stoch, the President of Globex, has owned the remaining 50% interest in the property since 1986.

***Geology.*** The Duquesne West property lies on the east-west striking southern limb of the Lepine Lake regional syncline within the Abitibi Greenstone Belt. The underlying rocks are all Precambrian in age and range from older volcanics of the Kinojévis Group followed by Clericy Sediments, younger volcanics of the Blake River Group and finally sediments of the Duparquet Group (Temiscaming-type). A major period of folding and faulting post-dated the final period of deposition and resulted in the development of the aforementioned Lepine Lake Syncline and other folds in the area as well as the Main Porcupine-Destor Break, a large regional gold-bearing structure that stretches east from the Timmins camp into Destor Township in Quebec. This was followed closely by the development of subsidiary splays and parallel shears and the intrusion of acid porphyries, granites and aplites and later basic dikes and lamprophyres, primarily along the faults.

***Exploration History.*** The Duquesne West property was originally staked in 1923-1925 followed by extensive stripping, trenching and limited diamond drilling. In the 1930's, 38 diamond drill holes were drilled, totalling approximately 12,200 feet, and the Shaft and South Zones were discovered.

Fifteen more diamond drill holes totalling 9,929 feet were drilled from 1944-1949. From 1973-1982, extensive diamond drilling and geophysics were conducted on the property. In 1983, Claremont Mines Limited sank an 80-foot shaft and took a 425-ton bulk sample from Shaft Zone. In 1990 and 1991, Noranda Exploration conducted diamond drilling (13 holes) and did geological and geophysical exploration on the property.

In 1994, Globex undertook extensive geophysical coverage of the claims and drilled seven short holes totalling 440 metres. Between 1994 and 1997, Santa Fe (now Newmont) has conducted a further 78,000 feet of drilling. In 1996, Santa Fe also performed a real-time induced polarization survey and located an additional anomaly located between the Shaft Zone and the Fox Zone. Santa Fe drilled another hole in February 1997. Santa Fe outlined numerous gold zones, with values reaching 1.56 oz/T Au over 35 feet, and delineated significant geological resources in wide spaced drilling.

In late 2002, Kinross Gold Corporation covered much of the property with an I.P. survey and did geological mapping and rock geochemistry. They completed 14 drill holes and discovered two new gold zones.

The newly discovered Liz Zone was intersected in two drill holes, which returned the following:

| | |
|---|---|
| DQ-02-02 | 6.86 g/t Au over 11.15 metres |
| DQ-02-10 | 5.90 g/t Au over 9.40 metres |

The newly discovered NIP Zone intersected in hole DQ-02-09 returned 9.9 g/t Au over 3.5 metres.

Kinross undertook a NI 43-101 conformable resource calculation at the end of 2002: The following resource figure was not submitted to SEDAR and should thus be considered historical and non NI 43-101 conformable and should not be relied upon as it has not been confirmed by Globex geologists in a new NI 43-101 report:

| Cut-off grade | Tonnage | Grade |
|---|---|---|
| 4 grams | 1,067,000 tonnes | 11.4 g/t Au |
| 5 grams | 665,000 tonnes | 8.9 g/t Au |

In late 2003 and early 2004, Queenston Mining Inc., Globex's new joint venture partner, completed a 15 holes deep drill program totalling 9,733 metres principally on the Liz Zone. Several holes intersected significant gold values in the Liz Zone as follows:

| | |
|---|---|
| DQ-03-15 | 4.24 g/t Au over 8.0 metres including 6.09 g/t Au over 4.5 m |
| DQ-03-16 | 4.53 g/t Au over 13.6 metres including 6.06 g/t Au over 9.1 m |

Queenston abandoned the project in mid-2004 after an expenditure of $762,000.

In 2006, Globex and Géoconseils Jack Stoch Ltée optioned the property to Diadem Resources Ltd. Diadem quickly undertook a drill campaign and spent over $1 million by the end of 2006. Initial drilling on the Liz Zone extended the zone an additional 160 metres to depth intersecting gold over wide widths. The option was terminated following the 2007 drill campaign. Results from the drill campaign included the following:

| DDH # | Depth in Metres | MINERALIZATION RESULTS COMMENTS |
|---|---|---|
| DQ06-01 | 626 | Liz Zone: 4.21 g/t Au over 10.3 m from 361.7 to 375.8 m<br>including 7.55 g/t Au over 3.5 m from 362.5 to 366.0 m |
| | | Other mineralization:<br>- 2.07 g/t Au over 1.0 m from 475.0 to 476.0 m (Shaft Zone)<br>- 15.8 g/t Au over 1.0 m from 557.0 to 558.0 m |
| DQ06-02 | 535 | Liz Zone: 6.17 g/t Au over 1.0 m from 249.0 to 250.0 m |
| | | Other mineralization:<br>- 16.55 g/t Au over 1.0 m from 343.6 to 344.6 m (Shaft Zone)<br>- 3.6 g/t Au over 1.0 m from 460.25 to 461.25 m<br>- 0.86 g/t Au over 8.9 m from 485.6 to 494.5 m<br>including 3.77 g/t Au over 0.8 m from 493.7 to 494.5 m (Fox Zone) |
| DQ06-03 | 702 | Liz Zone: 4.1 g/t Au over 19.5 m from 621.0 to 640.5 m<br>including 9.76 g/t Au over 6.0 m from 621.0 to 627.0 m |
| | | Other mineralization:<br>- 4.46 g/t Au over 0.75 m from 667.15 to 667.9 m |
| DQ06-04 | 777 | Liz Zone: 1.3 g/t Au over 4.6 m from 728.5 to 732.0 m<br>including 7.85 g/t Au over 0.5 m from 731.5 to 732.0 m |
| | | Other mineralization:<br>- 4.29 g/t Au over 0.4 m from 707.85 to 708.25 m |
| DQ06-05 | 744 | Liz Zone: 0.46 g/t Au over 5.0 m from 607.0 to 612 m |
| | | Other mineralization:<br>- 2.90 g/t Au over 3.0 m from 487.0 to 490.0 m |
| DQ06-06 | 699 | Liz Zone: 6.72 g/t Au over 1.0 m from 531.0 to 532.0 m |
| | | Other Mineralization:<br>- 4.53 g/t Au over 2.0 m from 685.4 to 687.4 m (Shaft Zone) |
| DQ06-07 | 825 | Liz Zone: 1.29 g/t Au over 2.0 m from 773.0 to 775.0 m<br>including 2.27 g/t Au over 0.5 m from 774.5 to 775.0 m |
| DQ06-08 | 735 | Liz Zone: 1.3 Au over 15.4 m from 464.0 to 479.4 m<br>including 2.69 g/t Au over 5.5 m from 464.0 to 469.5 m<br>Including also 4.9 g/t Au over 1.5 m from 467.0 to 468.5 m |
| | | Other mineralization:<br>- 75.94 g/t Au(V.G.) over 0.4 m from 109.4 to 109.8 m<br>- 6.17 g/t Au over 1.0 m from 437.0 to 438.0 m |

| DDH # | Depth in Metres | MINERALIZATION RESULTS COMMENTS |
|---|---|---|
| DQ06-09 | 777 | **Liz Zone:** 2.53 g/t Au over 14.5 m from 712.75 to 727.25 m<br>including 5.15 g/t Au over 3.5 m from 716.5 to 720.0 m |
| | | Other mineralization:<br>- 3.29 g/t Au over 1.0 m from 499.0 to 500.0 m<br>- 1.66 g/t Au over 8.0 m from 735.0 to 743.0 m |
| DQ06-10 | 847 | **Liz Zone:** 1.12 g/t Au over 1.0 m from 552.0 to 553.0 m |
| | | Other mineralization:<br>- 2.37 g/t Au over 1.0 m from 512.0 to 513.0 m<br>- 5.79 g/t Au over 0.8 m from 732.0 to 732.8 m (Shaft Zone)<br>- 2.4 g/t Au over 6.8 m from 797.5 to 804.3 m<br>including 6.71 g/t Au over 2.0 m from 802.3 to 804.3 m (Fox Zone)<br>- 1.31 g/t Au over 21.75 m from 819.0 to 840.75 m<br>including 4.83 g/t Au over 1.0 m from 819.0 to 820.0 m<br>5.18 g/t Au over 1.0 m from 829.0 to 830.0 m and<br>4.01 g/t Au over 0.5 m from 838.0 to 838.5 m and<br>3.09 g/t Au over 1.0 m from 839.0 to 840.0 m |
| DQ06-11 | 670 | **Liz Zone**: 3.01 g/t Au over 7.85 m from 555.15 m to 563.0 m<br>including 9.91 g/t Au over 1.65 m from 555.65 to 557.3 m<br>6.60 g/t Au over 5.1 m from 569.9 m to 575.0 m<br>including 10.59 g/t Au over 1.7 m from 572.5 to 574.2 m |
| | | Other mineralization:<br>- 5.48 g/t Au over 1.1 m from 601.4 to 602.5 m |
| DQ06-12 | 549 | **Liz Zone:** 4.38 g/t Au over 6.2 m from 266.8 to 273.0 m<br>including 7.35 g/t Au over 2.7 m from 266.8 m to 269.5 m |
| | | Other mineralization:<br>- 5.41 g/t Au over 2.1 m from 446.0 to 448.1 m (Shaft Zone)<br>- 4.87 g/t Au over 0.9 m from 484.85 to 485.75 m |
| DQ06-13 | 639 | **Liz Zone:** 3.3 g/t Au over 12.0 m from 529.0 to 541.0 m<br>including 6.34 g/t Au over 3.6 m from 537.4 to 541.0 m |
| | | Other mineralization:<br>- 2.45 g/t Au over 1.0 m from 560.0 to 561.0 m |
| DQ06-14 | 576 | **Liz Zone:** NSV for Liz Zone |
| | | Other mineralization:<br>- 1.4 g/t Au over 9.4 m from 286.6 to 296.0 m<br>- 6.01 g/t Au over 6.0 m from 312.0 to 318.0 m (Shaft Zone)<br>including 8.75 g/t Au over 4.0 m from 312.0 to 316.0 m<br>- 2.46 g/t Au over 1.0 m from 342.5 to 343.5 m<br>- 2.16 g/t Au over 1.0 m from 554.0 to 555.0 m (Fox Zone) |
| DQ06-15 | 636 | **Liz Zone:** NSV for Liz Zone |
| | | Other mineralization:<br>- 2.47 g/t Au over 1.1 m from 442.0 to 443.1 m (Shaft Zone)<br>- 2.09 g/t Au over 1.0 m from 481.0 to 482.0 m (Fox Zone) |
| DQ06-16 | 300 | **Nip Zone:** 0.56 g/t Au over 0.4 m from 204.7 to 205.1 m |
| | | Other mineralization:<br>- 2.57 g/t Au over 1.0 m from 263.0 to 264.0 m |

| DDH # | Depth in Metres | MINERALIZATION RESULTS COMMENTS |
|---|---|---|
| DQ06-17 | 300 | **Nip Zone:** 2.7 g/t Au over 4.55 m from 216.55 to 221.1 m<br>Including 4.08 g/t Au over 0.35 m from 216.55 to 216.90 m<br>and 4.87 g/t Au over 2.1 m from 219.0 to 221.1 m |
| DQ06-18 | 507 | **Nip Zone:** 143.35 g/t Au (V.G.) over 0.90 m from 407.5 to 408.4 m |
| DQ06-19 | 702 | **Pitt Zone Target:** (On west boundary with Normabec Mining) |
| | | Other mineralization:<br>- 2.22 g/t Au over 1.0 m from 155.0 to 156.0 m<br>- 4.01 g/t Au over 1.0 m from 328.0 to 329.0 m<br>- 8.11 g/t Au(V.G.) over 2.0 m from 351.0 to 353.0 m<br>- 2.06 g/t Au over 1.0 m from 502.0 to 503.0 m |

No additional work has been done since the Diadem drill campaign.

A Memorandum of Understanding was signed with a private group as regards our 50% interest in the Duquesne West Property in Duparquet Township, Quebec located within the large land package now being work by Clifton Star and Osisko Mining Corp. The private group intends to go public through an existing public vehicle and has an option until May 31, 2010 to achieve this goal (see press release dated February 18, 2010).

### Lyndhurst

***Location.*** The Lyndhurst property is located approximately 35 kilometres due north of Rouyn-Noranda, Quebec. The property is accessed by driving 40 kilometres north on provincial highway and a gravel road. There are 110 claims and one mining concession totalling 2,760 hectares. Globex has a 100% ownership interest in the Lyndhurst property. On September 1, 1985, Globex acquired 96 claims and 1 mining concession from Géoconseils Jack Stoch Ltée, John Archibald, Chris Bryan and Dianne Stoch in exchange for 750,000 escrowed shares of Globex common stock, a 1.5% net smelter return and C$15,000. Globex subsequently acquired additional claims by staking over the years acquiring and dropping claims as a result of exploration.

***Geology.*** The Lyndhurst property covers a 10-kilometre strike length of the Hunter Group. The property is mostly underlain by the Hunter and Kinojévis Volcanic Groups, which belong to the Southern part of the Archean Abitibi lithotectonic Subprovince. Regional multiphase deformation affects all the rocks and most of these two volcanic groups are metamorphosed to greenschist facies. This group, composed mainly of felsic volcanics, has been intruded by the Poularies and Palmarolle Batholiths, forming the heart of the Lac Abitibi Antiform. The Hunter Group is believed to be older than the predominately mafic Kinojévis Group which is overlying in discordance to the south.

The regional east-west Lyndhurst Shear Zone crosses the southern half of the property and may have been responsible for the shearing often noted at the contact point between the two volcanic groups. A large mineralized alteration zone has been followed down plunge from the mine to the west and is open at depth.

***Mining History.*** The Lyndhurst property hosts the past copper producing Lyndhurst Mine (reportedly 200,000 tons at 2% copper) and has been worked piecemeal by numerous companies since its discovery in 1928. In 1955, Lyndhurst Mining Company Limited sank a 215 metre shaft with five levels and began limited production after an extensive program of underground diamond drilling.

Further exploration, principally diamond drilling, was undertaken by various companies until 1988 when Minnova conducted an input survey, deep EM survey, geological and lithogeochemical sampling, mapping, stripping and diamond drilling. From 1991 to 1993, Noranda Exploration undertook mapping, stripping, induced polarization and horizontal-loop electromagnetic surveys, and shallow and deep diamond drilling.

In 1995, Globex drilled one hole on the Lyndhurst property. In January 1997, Amblin Resources Ltd. conducted a Géoterrex airborne electromagnetic survey and a ground gravity survey. In June 1998, in drill hole LY98-5A, Amblin discovered a new body of massive sulphide, including 18.79 metres of 0.45% Cu, 1.51% Zn and 12.7 g/t Ag. Later in 1998, Amblin drilled two holes into the new sulphide body, both of which intersected significant massive sulphide mineralization.

| Hole No. | Length (m) | Cu (%) | Zn (%) | Ag (g/t) | Au (g/t) |
|---|---|---|---|---|---|
| LY98-5A | 2.61 | 3.62 | 2.94 | 159.3 | 0.6 |
| LY98-6 | 8.40 | 3.14 | 0.07 | 28.8 | - |
| | 11.30 | 0.10 | 2.04 | 15.8 | - |
| | 3.50 | 1.20 | - | - | - |
| | 2.35 | 2.77 | - | 17.8 | - |

In July 2000, an Aeroquest airborne EM and Mag survey was flown over the entire property by Aurogin Resources Ltd.

Also in 2000, Globex drilled two exploration holes and one deep hole (L00-8B) to test the up-dip potential of the new massive sulphide zone. The hole intersected two sections of massive sulphides, 3.36 and 2.98 metre long. Included in the zones are the following assays:

| Hole No. | Length (m) | Cu (%) | Zn (%) | Ag (g/t) |
|---|---|---|---|---|
| LY00-8B | 2.90 | 0.49 | 0.13 | 53.8 |
| | 0.46 | 0.35 | 6.77 | 33.0 |
| | 2.98 | 0.19 | 5.16 | 35.6 |

Down-hole geophysical surveys in the five deepest holes have showed the massive sulphide zone extends as far as the system is able to detect both below the present drilling and the response was particularly strong to the west.

In 2001, Globex did a 200 metre step-out hole again to the west and intersected massive sulphides although the zone seems now to pitch out westward. The zone is open to depth and to the east.

In 2004, Globex drilled one hole through the #1 silica-copper zone. An intersection of 1.36% Cu and 26.5 g/t Ag over a core length of 7.3 metres at a vertical depth of 35 metres in a brecciated, high silica sulphide stringer flood zone was intersected, hosted in rhyolite. A larger width of 17.17 metres (56.3 feet) returned a grade of 0.83% Cu and 16.4 g/t Ag over the entire mineralized breccia zone.

In 2005, Globex ran two lines of Insight Deep Penetration IP over the center and western limits of the mining concession and in 2006 completed additional IP over the same lines.

In early 2007, an agreement in principal was reached with Agregats R-N to test and if advisable, mine the #1 Copper-Silica Zone. 21 shallow holes totalling 2,000 metres were drilled and assayed. The copper-silica mineralization was intersected and the data was compiled in the first quarter of 2008.

During 2008, line cutting and an advanced, deep sensing, induced polarization (IP), resistivity and magnetotelluric resistivity (MT) survey contract was completed with Quantec Geoscience Inc. This Titan 24 survey covered the previously shallowly mined Lyndhurst shaft area as well as Globex's deep massive sulphide "Moses Zone" discovery. Review and compilation, was completed on the known shallow massive sulphide mineralization in the area of the Lyndhurst shaft. In the area of the # 1 Copper Silica Zone, stripping, mapping and sampling was completed. In the fourth quarter diamond drilling was started in the area of the old mine, based upon the results of the compilation work. In total 8 diamond drill holes representing 2,942 meters of work was completed, prior to year end. Also, at year end, an airborne gravity survey was conducted by Bell Geospace over the Lyndhurst Mine and Moses Zone areas.

In 2009, the area of the # 1 Copper Silica Zone was mapped in detail and additional sampling was done. Further stripping is planned. Costs for this work are covered under an agreement with Agregat RN Inc.

**Mooseland Gold**

***Location.*** The Mooseland property is located approximately 70 kilometres northeast of Halifax, and about 1 kilometre south of the village of Mooseland, Nova Scotia. Access to the Mooseland property is via about 112 kilometres of paved highway and about 48 kilometres along paved road. The Mooseland property consists of 40 claims in Halifax County, Nova Scotia.

Globex holds a 100% interest in the property, which it acquired by taking over the $37,000 provincial environmental bond from Acadia Minerals Corporation in November 1996. The property is subject to a 3.0% net smelter return royalty, divided equally among three parties, namely 160880 Canada Inc., 160881 Canada Inc. and 160891 Canada Inc., all of which companies are owned by prospectors who initially sold the property.

***Geology.*** The Mooseland property is underlain by both the Goldenville and Halifax sedimentary formations of the Meguma Group. The lower southwest corner of the property is underlain by granitoids of the Musquodoboit Pluton. The Meguma group sediments are arranged about a shallow east plunging fold structures called the Mooseland-Gegogan Anticline. Fold limbs appear to dip on average from 50° to 75° either to the north or south depending on location relative to the fold axes. Locally beds may steepen to subvertical and are subhorizontal at fold hinges. A sericitic shear zone is developed at the hinge of this structure.

The anticline structure is the primary controlling feature of the property. Mineralization consists of auriferous quartz veins developed on the flanks and in the crest of this structure. Two main areas of mineralization have been identified on the property. These are termed the West and East Zones, and are separated by a young northwest trending brittle structure called the Tangier River Fault.

Gold mineralization is associated with quartz veining and occurs within the zone as coarse free grains and irregular masses ranging from pin-points to match-head in size. Gold grain distribution is reported to be irregular within the quartz veins. The veins in the West and East Zones consist of 85% to 95% massive quartz, white to pale grey in color. The veins contain 5% to 10% wall rock inclusions and minor sulphides.

The West Zone covers a strike extent of 3,000 feet in an east-west direction. The western extent of the zone abuts against the local granite intrusive. The east end of the zone is cut off by the northwest trending Tangier Fault. A short fault block segment of the zone was found several hundred feet north of this cross-cutting fault and was mined out by Brunswick Mine during the late 1890's. Overburden is said to average five feet in depth on the West Zone, and the crest of the fold is well exposed in a trench immediately west of the highway that transects the property.

At least eleven separate quartz veins have been identified on both limbs of the fold. Gold is interpreted to occur in small shoots that plunge at 10° to 30° to the east. The individual veins average from three inches to three feet and occasionally are up to eight feet in width.

The East Zone was discovered by Acadia during a 1987 diamond drilling program. The area is covered by 15 to 30.5 metres of glacial drift, in the form of a drumlin. The East Zone is located approximately 335 metres north-northwest of the West Zone. The two zones are separated by a wide zone of multiple northwest faults. The axis of the anticline strikes 40° to 50° to the north near the crosscutting fault zone, which curves to an east-west altitude at the eastern limits of the zones. The fold appears to be tighter than at the West Zone and shows a greater degree of faulting and gouge. Developed quartz veins appear to be fewer in number, but, wider and higher in grade.

***Mining History.*** During the period of 1860-1870, production began on the Furnace lead on the Mooseland property, a stamp mill was erected, the district was opened up to road access, several shafts were developed on the Furnace, Cummings and Specimen leads, and the Irving belt and Little North lead were discovered. In 1884, gold bearing boulders were found on the west bank of the Tangier River and the Bismark lead was discovered in 1890. The Mooseland Gold Mining Company carried out minor production until 1895. From 1896 to 1914, minor sporadic work was carried out on the Cummings lead.

From 1937 to 1938, nine diamond drill holes were completed by Compagnie Belgo-Canadien de Prospection Minière Limitée while testing a 365 metres strike length of the anticlinal hinge and the Irving and Cummings leads. In 1974, Stuart Avril completed a geological mapping program. From 1978 to 1981, Cuvier Mines Inc. carried out surface sampling, trenching and diamond drilling. A total of 21 drill holes for a drilled meterage of 350.5 metres were completed.

In 1987, Acadia Mineral Ventures Limited ("Acadia") had an induced polarization survey conducted which covered the western mineralized zone. Acadia completed 65 diamond drill holes for a total length of 13,395 metres. Three areas of gold mineralization were recognized based on past exploration activities and the Acadia work. These were termed the Main Mooseland, North Mooseland and Otter Pond areas. Sampling in the Main Mooseland area indicated the presence of mineralization in seven separate zones. Initial drill results for the Otter Pond area were reported to be higher in grade and thicker in width than most intersections obtained in the Main Mooseland area.

By March 1988, Acadia had completed 135 drill holes totalling approximately 31,700 metres, of which 85 drill holes totalling 20,850 metres were completed on the West Zone. In 1988, Hecla Mining Company of Canada ("Hecla") in partnership with Acadia and Biron Bay Resources initiated an underground exploration program relating to the Mooseland property. Work completed by Hecla in 1989 consisted of site preparation, temporary surface plant set-up, and establishment of a 7.3 metre concrete shaft collar, installation of a 18.3 metre high steel headframe and a skid-mounted double drum hoist; and shaft sinking to a depth of 125 metres. A small shaft station was established at the 48.75 metre level and a full station was cut at 97.5 metres. A stratigraphic study re-logged 76 Acadia drill holes and refined the geological interpretation. In May 1989, while shaft sinking was in progress, Hecla suspended its work. The planned underground lateral development and bulk sampling program was not carried out. The 125 metre deep Hecla Shaft has been capped. A steel headframe is still in place as well as the portable steel building which serves as the hoist room.

In 2003, Azure drilled 6 HQ drill holes, 4 totalling 829 metres on the West Gold Zone and 2 totalling 340 metres on the East Gold Zone. This was followed by excavation of a 200 metre ramp into the West Zone and mining of a 2,000 tonne bulk sample in late 2003 and early 2004.

In 2004, Azure processed the bulk sample in a gravity circuit at the Dufferin Mill. Also in late 2004, Azure received a permit to add a flotation circuit to their mill at the Dufferin Mine. This was to increase gold recoveries from approximately 60% in the gravity circuit to ±95% in the combined circuits. Globex's bulk sample was to be reprocessed to fully recover the contained gold but was not done.

No work was done from 2005 to 2008 other than some final environmental clean-up.

In late 2009, a preliminary option agreement was reached with a new start-up company called NSGold Corporation on all of our Nova Scotia properties including the Mooseland.

**Nordeau East & West and Bateman Gold Zone**

***Location.*** The Nordeau East & West Gold properties are located on two claim blocks, which are part of a large block of 82 claims totalling 1,273 hectares. The 49 claims are located in Ranges 1 and 2, southeastern Vauquelin Township, Quebec approximately 50 km east-southeast of Val d'Or, NTS 32C/3. The property is easily accessible from paved highway 117. At a point, approximately 6 km south of the town of Louvicourt, an all season gravel road leads eastward to the Chimo Gold Mine and Mill as well as lumbering operations further to the east. Numerous secondary seasonal roads lead southward from this road providing access to both claim blocks.

***Geology.*** The Nordeau gold zones occur in the Archean, Trivio Formation, which consists of both sedimentary and basic volcanic units. Gold mineralization is associated with a shear corridor believed to be the eastern extension the prolific gold localizing Cadillac-Larder Lake break.

In the mineralized areas, the Trivio Formation consists of a band of basic volcanics (Chimo Volcanic Unit) up to 400 metres wide, which separates two sedimentary horizons composed principally of greywacke, siltstones and lesser conglomerate. A magnetite iron formation traverses both claim blocks within the northern sedimentary unit and previous calculations based upon diamond drilling have delineated approximately 90 million tons of +25% iron bearing material.

Metamorphism is within the limits of the greenschist facies but is near the amphibolite metamorphic facies. Stratigraphy trends N295°, dips are roughly 70° to the north and tops face southward. Lineations, crenulations and small folds within the shear zones, plunge 80° to the west.

Gold mineralization occurs in shear zones within the basic Chimo Volcanics, in sediments at or near the northern volcanic-sedimentary contact and in association with magnetite iron formations within the northern sedimentary unit.

Gold is associated with quartz veins of various widths and occurs usually as free gold at both the megascopic and microscopic scale. Pyrite, arsenopyrite and pyrrhotite are common varying from 1% to 5% in quartz veins and from 20% to 50% in association with sections the magnetite iron of formation.

Numerous drill programs have delineated gold-bearing quartz vein systems on both the eastern and western blocks. Non NI 43-101 compliant, historical gold resource figures were published in 1990 by Vauquelin Mines Ltd. as follows:

| | |
|---|---|
| Nordeau East Zone | 178,428 tons grading 0.194 oz/ton Au probable<br>202,061 tons grading 0.175 oz/ton Au possible |
| Nordeau West Zone | 110,700 tons grading 0.154 oz/ton Au probable<br>198,000 tons grading 0.160 oz/ton Au possible |

Total probable and possible resources = 689,259 tons grading 0.173 oz/ton Au

This resource calculation has not been confirmed by Globex geological personnel and should not be relied upon.

In 2006, Globex optioned the property to Plato Gold Corporation. Drilling was quickly started on the Nordeau West Zone returning up to 7.85 g/t gold over 10 metres.

Between October 2006 and March 2007, 7,356 metres were drilled and a NI 43-101 report was completed. Additional exploration was recommended on the Nordeau West area where five mineralized zones were recognized. In addition, 39 claims were added to the property package. In early 2008, Plato started and completed a 5,000 metre drill program. Results were reported in Plato's quarterly report as being mixed with more work was planned. On March 17, 2009, Plato Gold Corporation, filed a NI 43-101 complaint Technical Report on the Nordeau gold mineral properties, on SEDAR. In 2009, Plato initiated a 5,500 metre drill program on the Nordeau East and Bateman gold zones. Intersections of up to 13.34 g/t Au over 2.1 m, 12.28 g/t Au over 6.5 m and 9.11 g/t Au over 5.6 m were reported. Additional holes were completed and results released in a Plato press release dated January 26, 2010.

To December 31, 2009, Plato has spent over $3.1 million on the property.

**Poirier and Poirier South Claims**

***Location.*** The Poirier Mine and Poirier South property consists of 22 claims covering 782 hectares and includes the former Poirier Mining Concession #516. The property straddles the Joutel and Poirier township line in northwest Quebec, 7 km to the west of the former Joutel town site. 100% interest in claims was purchased in 1998. The mine area is accessible from Amos (120 km south) or Matagami (80 km northeast) by paved highway #109. A road extends westward for 25 km from highway #109 passing near the mine site as it connects to the former Selbaie Mine site.

***History.*** The Poirier Mine was discovered by an airborne geophysics by Rio Algom in 1959. Following three and a half years of follow up work, including ground based geophysical and geochemical surveys and an extensive diamond drilling program, an 567 metre three compartment shaft was sunk and two levels (305 and 350 metres) were developed to carry out detailed work on an ore zone indicated by surface diamond drilling.

In 1964, a decision was made to construct a mining and milling plant to process 1500 tons per day of copper and zinc ore from the Poirier property. In 1965, an agreement was reached with Joutel Copper Mines to expand the Poirier concentrator to handle up to 700 tons per day of their ore on a custom milling basis.

Commercial production started in January 1966. Over a period of nine years, 4,670,000 tons of copper ore grading 2.22% copper and 748,000 tons of zinc ore grading 5.58% zinc were mined and milled to produce 94,580 tons of copper, 29,300 tons of zinc and 285,000 ounces of silver from the Poirier mine. In 1968, the shaft was extended to a depth of 868 metres. The mine closed in July 1975.

Official historical non 43-101 conformable resources reported to the government at closure were 763,000 tons of copper ore at 2.20% copper and 716,500 tons of zinc ore at 10.44% zinc. This resource calculation has not been confirmed by Globex geological personnel and should not be relied upon.

The infrastructure was dismantled and sold in late 1976. Mine archives are reported to have been destroyed except for those filed with the Quebec Ministry of Natural Resources and Wildlife. Globex has managed to locate much of the mine data from varied sources.

Bonanza Metals Inc. (now Exploration Fieldex) acquired the property in 1986 and undertook a compilation and shallow drilling program. Bharti Engineering Associates Inc. was hired in 1989 to prepare a pre-feasibility study, which was delivered in May 1990.

Globex acquired the property in 1998 after over $20 million was spent in order to do an environmental surface clean up of the mine site. In 2000, Globex did several small geophysical grids and drilled two near surface exploration targets.

In 2003, Globex completed the acquisition of a 100% interest in the 17 adjoining claims south of the mine property totalling 575 hectares, termed **the Poirier South property**.

In 2004, Noranda Inc. approached Globex after flying the Poirier and Poirier South claims with the Megatem Airborne Survey Instrument which located an anomaly on Globex's Poirier South claims. An option agreement was made and a follow up ground geophysics and 2 drill holes were undertaken. Although sulphides were encountered, they were not of economic quantities and the option was allowed to lapse. Globex intends to reassess the geophysical and geological data with an eye to deeper drilling if warranted.

***Geology-Regional.*** The Poirier Mine property is located within the Joutel-Poirier mining camp. The known sulphide zones are the Poirier and Joutel Copper mines and Explo-Zinc zone and occur on the east side of calc-alkaline felsic volcanic sequence surrounding the Mistawack granitoid batholith. The carbonated sulphide deposits of the Agnico-Eagle and Telbel gold mines are located about 6 km to the north at the top of the same rhyodacitic rocks, which consist of argillaceous tuffs, cherts, breccias and associated rhyolites.

These rocks are cut by numerous dioritic and felsic dykes. The east-west trending, steeply dipping felsic horizons hosting the deposits strike onto and across the Poirier Mine property.

***Geology-Local.*** The following description of the local geology is an excerpt from a report titled "Mine de Poirier Rio Algom" written in 1974 of 1975 by Rio Algom personnel.

*"The rock sequence on the Poirier property starts at the north with granite and moves south through rhyolite then dacite and finally down to porphyritic rhyolite towards the south of the property. This rock sequence strikes approximately east-west and dips about 75 degrees to the South. Although a large gabbro dyke cuts the property in a north easterly direction, the most important dyke on the property is a large northwest trending complex feldspar dyke which is epidote rich in the centre and siliceous at the edges and which separates the East and Main Zones from the West Zone.*

*Three types of ore occur: chalcopyrite-rich zones of chlorite in the central (main) zone; sphalerite rich massive pyrrhotite and pyrite with some chlorite in the central (main) and West Zones with the same massive sulphides containing copper rich mineralization in the West Zone; and chalcopyrite rich zones in a mineralized cherty dacite formation in the lower zones of the mine.*

*The copper and zinc zones are distinct from each other although they carry a little copper and zinc respectively. The ore occurs toward the contact of the dacite volcanic pile with the footwall rhyolite in folded and sheared beds of chlorite. These chlorite beds are thought to have been originally fine tuffs that were selectively and almost completely chloritized.*

*The mineralized zones at Poirier are volcanogenic lenses of massive sulphides enriched in copper and/or zinc with typical zoning of metal concentrations due to the hydrothermal mineral deposition."*

***Historical Resources.*** The original mine records are reported to have been destroyed and no core from the mine is available. Globex has managed to reassemble a large part of the mine data. The mineral resource estimations for the West (copper and zinc) and Q (zinc) Zones were reconstructed from microfilms of sections and logs filed in the Ministry of Natural Resources and Wildlife archives by Rio Algom before the mine closure.

About 30% of the original drill logs have been located and another 30% reconstructed from readable information on drafted drill sections. The resources were largely developed by Rio Algom and a significant percentage of the ore is located in pillars adjacent to stopes. The major zinc lenses of the Q Zone were partially developed prior to closure but not mined out. The Q Zone zinc lenses occur as two and occasionally three en-echelon lenses dipping at 75° to the south and plunging at 60°-70° to the east. Lenses separation varies from a few metres up to 15 metres, widths vary up to 30 metres over typical strike lengths of 30 to 60 metres. Vertical continuity and correlation from section to section is difficult to establish because of the intense folding even with close spaced drilling (15-metre centres).

Using reconstructed cross-sections on 15 metre spacing, a historical non 43-101 conformable mineral inventory totalling 1,400,863 tons at 1.24% Cu and 8.77% Zn was calculated for the West and Q Zones by Bharti Engineering Associates in May 1990, the report entitled *Report to Bonanza Metals Inc. on the* Poirier *Pre-Feasibility, Volume 1 and 2*. The report has not been reviewed or verified by Globex personnel and should not be relied upon or considered current. In addition to the mineral inventory, some 300,000 tons at 8.06% Zn are contained in the East Lens and 534,000 tons at 2.5% Cu in the Main Lens. Gold values were not recorded but previous production suggests a grade of over 0.05 oz/T gold.

From an exploration point of view, the property has excellent potential at depth, as there has been little or no exploration below the 760-metre level. Similarly, more drilling is warranted above the 260-metre level and above known ore shoots. Previous exploration targeted mainly copper ore and zinc mineralization was not a priority. Assaying for gold was not systematic.

**Ramp** (Adapted from the 1997 Gesplaur Report)

***Location.*** The Ramp property is located 19 kilometres north-northeast of the town of Matheson, Ontario. It consists of 66 claims and 20 mining leases, parcels and patents totalling 1,701 hectares in northwest Beatty Township, southwest Coulson Township and southeast Wilkie Township. The Ramp property is wholly owned by Globex and is subject to a 1½% Net Smelter Royalty to Géoconseils Jack Stoch Ltée and Jack Stoch, Globex's president & CEO. The property is accessible via Beatty Township road #6 that connects to Highway #101, 8 km to the south.

***History.*** Work was initiated on the property in 1915 when gold was discovered on the Beatty Township claims. Between 1917 and 1919, Hill Gold and Premier Gold Mining sank a 62-metre shaft and did 113 metres of lateral development on the Shaft Vein. A mill test on a 25-ton sample produced 30 ounces of gold.

From 1940 and 1946, Argyll Gold Mines dewatered the old shaft and did detailed sampling on the Shaft Vein. This was accompanied by 6,575 metres of diamond drilling on the Beatty Township claims and resulted in the discovery of seven gold bearing veins structures. Subsequently in 1947, Sylvanite drilled 1,487 metres and outlined several high-grade gold veins of significant width.

In 1960, Rio Rupinini Mines drilled 439 metres in six holes approximately 270 metres southeast of the shaft. This work was the first to intersect the #5 Zone. Lake Osu Mines subsequently did 2,061 metres in 17 drill holes.

In 1973, the property was sold to Maude Lake Gold Mines Limited.

In 1981, Maude Lake drilled 1,053 metres in 17 holes along the #5 Zone. Interpretation of the results at the time indicated a 12 metres to 36.5 metres wide gold bearing structure, which was at least 150 metres long and 61 metres deep with a geological resource of 182,350 tonnes at 3.09 g/t Au. This historical resource reference has not been confirmed by Globex geological personnel and should not be relied upon. Subsequently Maude Lake dewatered the Argyll Shaft and did detailed sampling on the 30 and 60-metre levels. A further 1,540 metres was drilled in 11 holes on the Shaft and #2 veins outlining a geological resource of 68,000 tonnes at 7.89 g/t gold.

In 1982, Maude Lake stripped, mapped, channel sampled and performed 1,473 metres of closely spaced percussion drilling in 78 drill holes on the #5 Zone. Additionally, 49 vertical holes totalling 1,568 metres were drilled to the 30-metre level, east of the stripped area. The results indicated a potential resource of 196,191 tonnes at 5.01 g/t Au on the 55-metre level.

In the Vein area about 270 metres northwest of the #5 Zone, the Shaft and #2 veins were stripped, channel sampled and drilled (233 metres). A composite bulk sample on #2 Vein returned 7.54 g/t gold across an average width of l.07 metres and over a strike length of 76.2 metres. In addition, the veins length was extended up to 384 metres and two new vein structures were discovered. In 1993, Maude Lake stripped the #5 Zone and carried out mapping, channel sampling, and bulk sampling. A 1,000-ton bulk sample was sent to the Horne Smelter in Rouyn-Noranda.

Detail drilling on the #5 Zone was undertaken in 1984 to test and explore the zone on and below the 107-metre level in order to increase ore resources. 36 drill holes totalling 5,767 metres were undertaken at 30-metre centers, testing down to the 107-metre level increasing the #5 Zone undiluted resource estimate to 406,455 tonnes at 7.03 g/t Au. This historic resource reference has not been confirmed by Globex geological personnel and should not be relied upon. Also, several other targets were tested including the Field Zone that yielded 6.17 g/t Au over 2.15 metres (including 11.30 g/t Au over 0.9 metre) and 3.43 g/t Au over 1.25 metres.

In 1985, the entire exposed #5 Zone was bulk sampled for detailed metallurgical testing and the design of a mill flow sheet. Deep drilling under the #5 Zone was also undertaken. A 4.6-metre mining bench mainly from the #5 Zone was drilled, blasted and crushed. The ±6,000 tonnes fully diluted sample graded 4.46 g/t Au and metallurgical test work at Lakefield Research, using a typical floatation/cyanide mill, indicated gold recovery of a least 92.6%.

Deep drilling (10 holes totalling 3,593 metres) showed that the #5 Zone extended at depth. The best intersections were 10.63 g/t Au over 3.65 metres at the 320 metre level, 7.89 g/t Au over 20.90 metres including 17.93 g/t Au over 8.08 metres, at the 366 metre level and 10.29 g/t Au over 2.15 metres at the 380 metre level. Preliminary "grade X thickness" estimates indicated a potential for approximately 907,000 tonnes at an average 6.86 g/t Au for the #5 Zone to the 396-metre level (historical non NI 43-101 conformable, not verified by Globex personnel and should not be relied upon).

Outside exploration included a reverse circulation drill program, IP surveys and diamond drilling of 2,714 metres in 15 holes.

In 1986, Maude Lake completed geophysical exploration surveys and drilled seven holes totalling 1,145 metres on external claims.

In December 1986, Freeport- McMoran Gold Company entered into a joint venture with Maude Lake to develop the #5 Zone. Eleven holes were drilled below the #5 Zone but only six succeeded in reaching the target areas. Results included 5.14 g/t Au over15.8 metres including 10.29 g/t Au over 5.5 metres at the 210 metre level and 13.37 g/t Au over 2.1 metres at the 490 metre level. The obligation within the Agreement to sink a 457-metre shaft caused Freeport to withdraw from the joint venture.

In October 1987, Equinox Resources Limited signed a joint venture Agreement with Maude Lake and, by December 1987, started sinking a ramp on the #5 Zone. Underground work totalled 957 metres of decline and muck bays, 1,008 metres of cross-cuts and drifts, 208 metres of raises and ventilation and 4,800 metres of underground AX diamond drilling. A historical, non NI 43-101 mineral resource of 158,750 tonnes at a grade of 6.31 g/t Au was established mainly on the #5 Zone (not verified by Globex personnel and not to be relied upon). Several new high-grade gold zones and veins were also discovered within or near the underground workings.

In 1989, 9 drill holes totalling 1,831 metres were completed on the external claims.

In 1993, 8 drill holes totalling 2,418 metres were drilled in and around the #5 Zone to test the high-grade veins intersected in the 1988 underground program, the "Ramp Vein" discovered in the decline openings and to test the deeper eastern and western extensions of the 04 and 02 gold structures of the #5 Zone. The drill results indicated that the 1988 high-grade veins were part of the Ramp Vein. Further it was shown that economic potential at depth exists in the 01 Zone of the western part in the #5 Zone (19.60 g/t Au over 1.2 metres) and in the deep section of the 04 and 02 zones of the five Zone.

Finally in 1993, a new highly altered sheared and gold mineralized zone was found, north of the #5 Zone structures that returned 1.82 g/t Au over 14 metres including 7.89 g/t Au over 0.9 metre. All targets intersected in the 1993 program remained open along strike and to depth.

In January 1994, Robert A. Bennett was hired to perform a property compilation and ore resource calculation. Mr. Bennett calculated a historical non NI 43-101 conformable proven, probable, possible and drill indicated resource to the 220-metre level of 462,770 tonnes grading 7.71 g/t Au. He also calculated a deep historical, non NI 43-101 conformable resource of 257,058 tonnes at 6.90 g/t Au for a total Geological Ore Resource in all categories of 737 917 tonnes at an average grade of 7.31 g/t Au (191,284 contained gold troy oz – not verified by Globex personnel and not to be relied upon). He also proposed a $2.1 million feasibility study that would mainly consisted of 850 metres of underground drifting, 250 metres of raise development, 5,000 metres diamond drilling and a 3,000 tonnes bulk test.

In 1996, McWatters drilled 33 holes for 7,450 metres principally on the Ramp Vein and #4 Zone structures. The drill program returned numerous economic gold values including 6.24 g/t Au over 3.3 metres, 8.98 g/t Au over 8.1 metres, 7.78 g/t Au over 5.7 metres, 22 g/t Au over 1.5 metres, 8.77 g/t Au over 3.0 metres, 11.46 g/t Au over 3.4 metres, 8.65 g/t Au over 3.8 metres (Note: all values are core length and not adjusted to true width).

In 1999, McWatters drilled 783 metres in four holes on the Ramp Vein. The program had objective to find extensions of the #04 Zone and new zones, south of the known deposit. The holes on the extensions of the #04 Zone were dyked-out by diabase while hole 99-03 intersected 16 g/t Au over 1.4 metre in a silicified, mineralized breccia in a previously unexplored area, south of the Ramp Vein area. Further drilling was recommended on all zones.

In August 2001, Globex Mining Enterprises Inc. acquired a 100% interest in the property. In late 2003, Globex entered into an option agreement with Vedron Gold Corp. whereby Vedron could earn a 50% interest in the property by making payments totalling CDN$750,000 over 4 years, issuing 2.5 million shares to Globex and performing CDN$8 million in work. They also had the right to purchase an additional 50% interest in the half claims, which contains the known resource to a depth of 1200 feet for an additional CDN$4.5 million. In 2005, the option agreement was reworked limiting the cash payments to an additional $200,000, the share payments to an additional 750,000 and the work commitment to an additional $4,000,000. The Purchase Option Payment foreseen in the option agreement was adjusted to $2,250,000.

In 2004, Vedron drilled 11 holes on the Ramp Property, 3 holes were lost and one hole intersected diabase for its entire length. Most of the holes were drilled south of the gold deposit to follow up on isolated high-grade gold intersections. The best intersection in this new drilling was 15.1 g/t Au over 1.0 metre.

In 2005, Vedron recalculated the mineral resource using more rigorous, modern computer methods, which indicated a lesser tonnage but no final report was published.

The agreement with Vedron Gold Corp. was terminated 2006. No work has been undertaken on the property since that time.

In 2007, Globex exchanged lumber rights on several claims for ownership of a patented claim several kilometres to the south, adjacent to the gold localizing Porcupine-Destor Break and northwest of the Apollo Gold Corporation, Black Fox Mine.

These historical references have not been confirmed by Globex geological personnel and should not be relied upon.

***Regional Geology.*** The Ramp Vein Property lies within the Archean aged Abitibi Greenstone Belt in the Superior Province of the Canadian Shield. This belt is approximately 800 by 250 kilometres in dimension and hosts a large number of world-class gold camps. The belt is truncated to the southeast by the Proterozoic Grenville Province and to the west by the Kapuskasing Structure.

The lithologies within the Abitibi belt are dominated by various volcanic formations and their derived sediments, which have been folded and intruded by batholiths of granitic composition. The lavas are predominantly tholeiitic basalts with lesser komatiitic-tholeiitic, calc-alkaline andesites to rhyolites. Syn-volcanic intrusives include peridotite and gabbro, as well as syenite and felsic porphyries. The volcano-sedimentary successions within the belt have been divided into four mega-cycles.

The Ramp Vein Property occurs near the base of the third mega-cycle, in the Stoughton-Roquemaure Group. Other gold deposits of this type/age of Formation include: the Dome, Pamour, Hollinger, MacIntyre and Hoyle Pond mines in the Porcupine camp; the Ross, Holt-McDonnet and Harker-Holloway mines in the Matheson camp; the Kerr-Addison mine in the Larder Lake camp; as well as most of the Cadillac-Malartic-Val d'Or gold mines.

***Property Geology.*** The formation underlying the property is the Stoughton-Roquemaure Group komatiitic and tholeiitic basalts separated at their contact by a pyritic cherty tuff. Those rocks are cut by north-striking Matachewan and northeast-striking Keweenawan diabases. Lesser quartz-feldspar porphyries also intrude the basaltic rocks.

The property lies just north of the Porcupine-Destor deformation corridor and at least four west to northwest striking subsidiary gold-bearing or gold-associated faults, including the Pipestone-Munro, cut within or near the property. It should be noted that the #5 Zone, #2 Vein and Shaft Vein, are associated with the Pipestone fault, a well-defined structure dipping steeply to the north.

***Economic Geology.*** The #5 Zone is defined as a network of quartz-ankerite-chlorite-sericite-fuchsite, and possibly tourmaline veins contained in an east-west striking, $70^0$ south dipping shear system. This system is closely associated with the Pipestone shear system, which strikes $30^0$, thus forming a sharp $30^0$ angle with the #5 Zone. In addition, the Pipestone dips approximately $80^0$ to the north while the ore shoots within the #5 Zone extend vertically.

The Shaft, #2 and Ramp Veins are isolated, northeast-striking and near vertically dipping single-fracture structures, associated with the east-west shear zones and often carrying high-grade gold mineralization. The ore shoots of those veins are believed to plunge 60° - 70° to the northeast.

The favourable quartz veins have a smoky to grey-black color and they occur in both the altered hydrothermal shear zones and as leads and horsetails in rather fresh lava. Introduction of the vein system has created a very strong alteration halo: near the veins, the pillowed basalts have taken a grey color and the primary lava features have been completely obliterated. As we move away from the veins, the alteration is weaker and gives the rock a tan-yellow color; primary lava features are still visible.

Sulphides included are pyrite (2-15%), minor pyrrhotite, sphalerite, galena and rare chalcopyrite and arsenopyrite. Native gold typically occurs as very fine free particles adjacent to or within pyrite grains. The quantity of gold appears to be directly proportional to favourable quartz veins and finely crystallized pyrite contents.

## Russian Kid

***Location.*** The deposit is located on Lots 4 to 8 Range 7 and Lots 3 to 8 Range 8, Dasserat Township, Quebec.

The 100% owned property is made up of 11 claim fractions which completely cover former mining lease 710 and totals 83.3 hectares in area. The property is accessible via an all season gravel road, which connects with paved Highway #117 (Northern Trans Canada) approximately 16 kilometres to the south.

***Geology.*** The property is underlain principally by Archean rock units. The Keewatin volcanics strike roughly east-west, dip generally steeply to the south and are located on the north limb of the Dasserat Syncline. Many of the volcanic units are cut by various types of intrusive rocks.

The gold mineralization on the Russian Kid property occurs principally in quartz and quartz-pyrite veins in a shear zone, which cuts across a "quartz diorite". The quartz diorite outcrops intermittently along an ENE-WSW distance of approximately 11.3 km and a width of 60 metres.

The massive "quartz diorite" in the mineralized area varies in composition from granodiorite to quartz gabbro. The unit tends to be more acid to the South and more basic to the north. Grain textures and colours vary within the quartz diorite but generally, changes occur gradually.

Thin section studies have indicated two broad ranges of rock composition, granitic and mafic (diorite-gabbro). The more granitic phases are highly sericite altered. The more mafic phases are variably altered mainly by chlorite and to a lesser extent by epidote. Sulfurisation is more prevalent in the more mafic phases probably due to the injection of hydrothermal in sulphur-rich solutions.

The emplacement of the gold bearing quartz veins is structurally controlled. Without the fracture of the quartz-diorite, the hydrothermal solutions would not have had the passage ways that resulted in the emplacement of the gold deposit.

The McDowell vein is thought to represent the principal fracture zone with a complex of subsidiary fractures on either side of the principal fracture. Numerous other fracture zones traverse the main fracture zone. Displacements are generally small but can reach up to 100 feet in some cases.
The Russian Kid Gold property consists of a series of narrow quartz-pyrite veins to semi massive-pyrite quartz bands in diorite that have been traced for approximately 1,200 metres along strike and to a maximum depth of 490 metres. Numerous tonnage and grade calculations were performed between 1967 and 1984.

In March 2007, Rocmec announced a new NI 43-101 compliant resource estimate for the Russian Kid Gold Deposit completed by Système Géostat International of Blainville, Quebec under the supervision of Mr. Claude Duplessis P. Eng. Their report indicates the following undiluted resource estimates and was posted on SEDAR by Rocmec Mining Inc. The report, although NI 43-101 conformable and a public document, was not commissioned by and is not the property of Globex. The information contained therein was not verified by Globex personnel, therefore under NI 43-101 rules and in the context of this AIF, is not to be relied upon:

**TONNAGE-GRADE VARIATIONS BASED ON TWO CUT-OFF GRADES***

| | MEASURED CATEGORY | | | INDICATED CATEGORY | | | INFERRED CATEGORY | | |
|---|---|---|---|---|---|---|---|---|---|
| Cut-off Grade (g/t Au) | Tonnes | Grade (g/t Au) | Ounces | Tonnes | Grade (g/t Au) | Ounces | Tonnes | Grade (g/t Au) | Ounces |
| 3.0 | 91,600 | 6.72 | 19,800 | 274,200 | 6.37 | 56,100 | 955,200 | 10.37 | 318,450 |
| 0.1 | 107,800 | 6.06 | 21,000 | 414,000 | 4.92 | 65,550 | 2,250,000 | 6.32 | 456,900 |

Exploration on the property in 2007 has achieved interesting results especially on the new Boucher gold zone. Rocmec has reported a core length of 2.4 metres grading 214 g/tonne Au.

Much of the resource is accessible from a pre-existing ramp, as well as drifts and raises which reach to a vertical depth of 130 metres. Tests to determine gold recovery have shown that recoveries of between 94% and 96% are achievable.

Drilling has indicated that the property may have significant potential below the underground workings. Examples of the deeper, widely spaced drill holes are listed below:

| | | |
|---|---|---|
| NB-04 | 20.91 g/t Au over 1.20 metres | 205 metre level |
| 67-6 | 4.46 g/t Au over 1.45 metres and 4.46 g/t Au over 1.70 metres | 230 metre level |
| NB-05 | 19.89 g/t Au over 1.20 metres | 235 metre level |
| NB-02 | 21.26 g/t Au over 1.20 metres and 5.49 g/t Au over 1.55 metres | 260 metre level |
| NB-19 | 9.94 g/t Au over 1.10 metres | 305 metre level |

A vertical drill hole to the 475-metre level intersected gold values up to 19.89 g/t Au over short widths indicating that the potential exists to increase tonnage both to depth and along strike well below the drill-defined resource.

***Mining History.*** Gold mineralization on the Russia Kid property was discovered in October of 1924 by A.W. Balzimer and Mike Mitto who performed surface exploration and trenching.

In 1934 and 1935, the first diamond drilling program was carried out by Sylvanite Mines for a total of 1,110 metres. This was followed in 1945 by Erie Canadian Mines, which drilled 10 drill holes.

From November 1946 to September 1947, Bordulac Mines had completed a 4,205 metres diamond drilling program; internal correspondence indicated poor core recovery barely surpassing 70%. Also in 1946, Hans Landbery delineated the diorite sill utilizing electromagnetic and magnetic surveys. H.S. Scott mapped the property and published a geological report.

In 1948 and 1949, another 2,225 metres of drilling was undertaken. In addition, a two-compartment shaft was sunk to a depth of 45.7 metres, and 308 metres of underground development work was completed mainly on the Talus Vein. 640 metres of underground drilling was performed which lead to the discovery of the McDowell Vein. Consequently, the shaft was extended down to 97.5 metres and 494 metres of galleries were developed principally on the 90-metre level in the McDowell Vein. Work was suspended in 1952.

In 1956 and 1957, electromagnetic surveys were completed east of the known mineralization.

Between 1961 and 1963, 7,650 metres were drilled in 30 drill holes under the direction of C.W. Archibald to verify potential of the gold veins at depth. A further 2,115 metres were drilled in 1967 to check some targets close to surface.

Gold Hawk Exploration optioned the property in 1969 and drilled 10 holes. They purchased the property in 1972 and constructed a new access road. They also undertook an underground sampling program on the 90 metre level.

In 1972, Somed Mines optioned the property and after clearing a 3-acre area started a ramp on the original Russian Kid discovery. The ramp reached a length of 140 metres. In addition, Somed also did a resource study.

In 1978, El Coco optioned the property and upgraded the access road to a year round gravel road. They constructed infrastructure on the site including a machine shop, compressors and generators. A complete environmental study was undertaken by Beak in 1980. This was followed by the construction of surface infrastructure and further studies necessary for the acquisition of a mining lease, including metallurgical studies, which showed excellent gold recoveries. Between 1979 and 1981, the ramp was extended to a total length of 815 metres and a vertical depth of 130 metres. In addition, 454 metres of galleries were excavated on the 45-metre level, 202 metres on the 90-metre level and 201 metres on the 130-metre level. Also on the 90-metre level, six shrinkage stopes were opened up. This work was completed in January 1982, at the same time as a significant fall in the price of gold. 8,500 metric tonnes of material was sent to the Belmoral Mill in Val d'Or for test work.

In 1983, Métalor in partnership with El Coco explored the property. Thirty surface holes totalling 5,442 metres were completed. In addition, 24 underground holes totalling 1,634 metres were done, as was the following development work: 187 metres of raises, 562 metres of drifts and galleries and 30.5 metres of ramp.

The work was distributed as follows:

| Level | Work | Metre |
|---|---|---|
| Level 45 | Raises | 45.7 |
| Level 90 | Drifts | 98.5 |
| | Gallerie | 109.7 |
| | Raises | 45.7 |
| Level 130 | Drifts | 237.0 |
| | Gallerie | 117.0 |
| | Raises | 95.7 |
| | Ramp | 30.5 |
| **Total development work** | | **780.0** |

In March 1984, Asselin, Benoit, Boucher, Ducharme, Lapointe, Inc. (ABBDL - TECSULT) completed a feasibility study on the property. The study concluded the property has a total historical non NI 43-101 conformable resource of 1,020,160 tonnes at 8.47 g/t Au. An additional 180,000 tonnes in the Talus vein were classed as a geological resource (not verified by Globex geological personnel and not to be relied upon).

In 1985, Dassen Gold Resources Ltd. acquired a 90% interest in the property (Consolidated Gold Hawk Resource Inc. 10 %) and between November and December 1985 performed 4,095 metres of drilling in order to investigate the possible extensions of the gold-bearing horizons outlined in previous drilling.

No further work was undertaken after 1986. Dassen Gold Resources ltd. eventually went into legal conflict and sued by its lenders. On January 25, 2000, Dassen went bankrupt and KPMG Inc. was appointed receiver at the request of the Royal Bank of Canada, the petitioner.

In late April 2003, Globex Mining Enterprises Inc. purchased a 100% interest from the receiver KPMG Inc. Dasserat Resources Inc. quickly optioned the property and paid Globex monthly option payments while trying to arrange financing. In March 2004, Globex terminated the option due to Dasserat's inability to start exploration or development work on the claims. In 2005, Globex optioned the property to Mirabel Resources Ltd. (now Rocmec Mining Corporation) for 1,750,000 shares, $710,000 in cash and a 3% Net Metal Royalty (NMR) on all production except the first 25,000 ounces of gold which will bear a 5% Net Metal Royalty (NMR).

In 2006, Rocmec dewatered the ramp and the shaft and rehabilitated both. They drilled and re-sampled the exposed underground gold bearing vein systems and, in the second half of the year, stated a bulk sampling program using conventional and thermal fracturing mining methods. Globex has received several small royalty payments totalling 22.3 oz of gold.

In 2007, Rocmec continued limited conventional and thermal fracturing development and mining at the property. During 2008, Rocmec Mining Inc. purchased a 75 tonne per day mill and installed it underground at the mine site. In a press release dated March 2, 2010, Rocmec released the results of a new NI 43-101 resource calculation, reporting "an 80% increase in gold resources for the Boucher structure at its Rocmec 1 gold property".

In January 2009, the mill started ramp-up using development muck and material from a 50,000 T bulk sample. The first shipment of gold concentrate went to the Johnson-Matthey refinery on March 18, 2009. Revenue and gold production have been sporadic and commercial production has not been achieved to date. A new drill program was initiated in the 2$^{nd}$ half of 2009. In a press release dated March 2, 2010, Rocmec released the results of a new NI 43-101 resource calculation, reporting "an 80% increase in gold resources for the Boucher structure at its Rocmec 1 gold property".

**Bateman Bay**

***Location.*** The Bateman Bay property is located about eight kilometres east-southeast of the town of Chibougamau, Quebec, and it is centered on the Gouin Peninsula, which separates Lac Chibougamau from Lac aux Dorés. The property consists of two unpatented mining claims on Canadian crown land, totalling 86 hectares in size. In 2006, 9 additional claims were added bringing the total hectares to 220.95 hectares. Access from Chibougamau is provided by 4.8 kilometres of paved provincial highways and then 4.8 kilometres of local paved roads.

***Geology.*** The Bateman Bay property is located within the Doré Lake Complex, a layered intrusive made up of anorthosite, gabbro, pyroxenite, granophyre and transition rock. A minor band of mafic volcanics and related sediments crosses the centre of the property in an east-west direction. The north boundary of this volcanic horizon is marked by the Doré Lake Fault, a brittle structure generally thought to be a primary ore-controlling feature for the Chibougamau Camp. A northwest trending shear zone runs from the area of the Bateman Bay shaft to the Jaculet Mine to the northwest. This structure hosts the "A" Zone. Two additional zones, named the "B" and "C", occurs within parallel, en echelon, northwest trending shears to the northeast.

***Mining History.*** Norlake Mining Corporation completed three drill holes totalling 337 metres and an electromagnetic survey on the area of the property in 1936. During 1955-1956, 64 drill holes were completed for a total of 12,641 metres. This was accompanied by magnetometer, electromagnetic and resistivity surveying. During 1957, an additional 108 holes totalling 23,753 metres were completed.

An underground development program was initiated and completed by 1960. This consisted of shaft sinking to a depth of 160 metres and the development of three levels, the lowest being at 152 metres from which 33 underground drill holes were completed. Two chalcopyrite-bearing structures were defined by this work.

During 1964-1968, Patino Mining Corporation Limited ("Patino") completed an additional nine drill holes. Subsequently, the shaft was deepened and the property was tied to the Jaculet Mine at the 274-metre level. In 1970, Patino completed 1 additional surface drill hole and an additional 18 underground holes on the 274-metre level for a total of 695 metres. The Bateman Bay shaft is reported to have been used by Patino as a production shaft for the Jaculet Mine. Globex has no rights to minerals in the Jaculet Mine.

In 1991, after compiling all previous geological work, drilling nine holes for 2,966 metres and re-interpreting the results, Robex Resources Inc. announced that gold and copper mineralization was present in the "A" Zone to a depth of 247 metres.

Except for lateral development and a small bulk sample, no mining production is reported on the Bateman Bay property. Subsequently, the Province of Quebec rehabilitated the mine site and ultimately revoked the then-existing mining concessions. The 247-metre deep Bateman Bay Shaft has been capped, the headframe and all mine buildings have been removed and the site has been restored to acceptable standards.

In 1997, a grid was cut over the property and detailed E.M. and magnetometer surveys were completed.

In 2006, 9 claims were staked adjoining the original claim holdings. The new claims cover, among other things the C Copper-Gold Zone, which has a reported historical non NI 43-101 conformable resource of 169,985 tons grading 1.66% Cu, 0.05 oz/T Au and 0.187 oz/T Ag (not verified by Globex geological personnel and not to be relied upon).

Also in 2007 an Aerotem electromagnetic and magnetic survey was flown over the property.

In January 2008, Globex optioned the Bateman Bay and nearby Grandroy properties to Processor Resources Inc., who are seeking to build and feed a centralized custom mill in the Chibougamau area. By year's end, preliminary draft NI 43-101 reports were completed. In late 2009, the option was cancelled due to contractual non-compliance and the properties were returned to Globex.

## Less Significant Properties with Past Production or Drilled Mineralized Zones

### Parbec

***Location.*** The Parbec property consists of seven claims totalling 220 hectares situated on lots 9 to 15 inclusive of range 2, Malartic Township, Quebec approximately 3 km northwest of the town of Malartic.

***History.*** The work history is summarized on the following pages.

| Company (Year) | Comments and / or Results |
|---|---|
| Prospector J. Knox (1926 - 1934) | Several trenches were excavated on the southern half of lots 11 - 14. |
| Read-Authier Mines / Ascot Gold Mines (1934 - 1936) | Limited drilling program was completed to test surface showings. No information is available. |
| Partanen- Malartic Gold Mines (1936 - 1938) | J. Partanen and Associates formed Partanen Malartic Gold Mines. Several drill holes completed in the Camp Zone Area intersected interesting gold values. No correlation was made. An extensive magnetic geophysical survey over the entire property outlined several targets in the northern area of the property. Subsequent diamond drilling did not intersect any value. 51 drill holes were completed. |
| Parbec Malartic Gold Mines (1944 - 1953) | Parbec Malartic Gold Mines acquired the property from Partanen Malartic Gold Mines in 1944. 15 Diamond drill holes were completed in the Camp Zone Area on lot 11 in 1944 and 1945. A shaft was sunk to a depth of 15 metres on lot 11 to investigate gold mineralization outlined by drilling. Operations were suspended in 1946 due to financial difficulties. |
| Parbec Mines Limited (1955 - 1956) | A detailed magnetometer survey was completed followed by limited diamond drilling of the geophysical anomalies. |
| Hydra Explorations Ltd. (1972) | Eight drill holes (1,160 metres) in lots 12 and 13 in the Discovery Zone Area. The best intersection yielded 8.57 g/t Au over 3.0 metres within an altered porphyry unit. No valid correlation was made. |
| Kewagama Gold Mines (Quebec) Limited (1981 - 1985) | Minexpert carried out a re-evaluation / re-compilation of all available data. This work reported that Camp Zone Area hosted the bulk of the know mineralization; it as a length of 90 metres, a width of 2,6 metres and grades 7.89 g/t Au. The #2 Zone Area and the Discovery Zone Area were reported to host numerous gold intersections although they were unable to complete any valid correlation. Other drill holes outside of the identified zones were reported to carry interesting gold values. |
| Ste-Genevieve Resources Ltd./ Augmito Explorations Ltd. (1985 - 1989) | Géola Ltée of Val d'Or carried out MAG (total field and vertical gradient) and Induced Polarization surveys over the entire property. 36 diamond drill holes covering the Camp Zone Area, the #2 Zone Area and the Discovery Zone. The bulk of the drilling was over the Camp Zone Area. These holes were oriented at 034° at a dip of -45° to -55°.<br>17 zones have been partially delineated, 4 of which lie within the mafic lapilli tuff horizons along the north side of the Cadillac-Malartic Break and are correlative over a length of up to 610 metres from the Camp Zone Area into the #2 Zone Area.<br>The grade varies widely due to the presence of native gold ("Nugget Effect"). Other zones lie within silicified, pyritic and altered sections of the feldspar porphyry bodies. A compilation of all available information was completed. Subsequent tonnage calculations indicate a potential historical non NI 43-101 conformable mineral inventory of 412,770 tonnes at 4.63 g/t Au over an average width of 1.8 metres to a depth of 150 metres within zones #1, #2, #3, #4, #11 and #13 (not verified by Globex geological personnel and not to be relied upon). The bulk of this tonnage lies within the Camp Zone Area. "The Nugget Effect" was proven in specific gold tests to influence the assay results. 4 Drill holes were completed on Magnetic anomalies in the northern portion of the property. These holes were drilled at an azimuth of 214°. Two of these holes intersected potentially correlative mineralized horizons grading 3.02 g/t Au over 0,6 metre and 3.77 g/t Au over 1.5 metres respectively.<br>Diamond drill program (5 holes, 1,472 metres) completed the Camp Zone Area at depth and extended eastern strike length to L24+00E. |
| Ste-Genevieve Resources Ltd./ Augmito Explorations Ltd.(1993) | Drill program of 9 holes (890 metres). Seven auriferous horizons intersected with values up to 19.20 g/t Au over 3.4 metres. |

In late 2007, Globex initiated a program of deep drilling on several areas of the Parbec property and undertook an Induced Polarization survey over much of the property. The drill program continued into 2008.

***General Geology.*** The property lies in the southeastern part of the Abitibi Volcanic Belt, which is part of the Superior Structural Province of the Canadian Shield. The volcanic, sedimentary and intrusive rocks are Archean in age. Late diabase dykes intrude the entire sequence.

The geology of the area essentially consists of thick piles of lavas and pyroclastic rocks intercalated with a series of sedimentary units. These rocks form the southern limb of the major overturned La Motte-Vassan anticline; they generally trend eastward (northwest-southeast in the area of the property) and dip steeply to the north.

This volcano-sedimentary assemblage comprises, from north to south, the Malartic Group (La Motte-Vassan and Dubuisson formations), the Jacola, Val-d'Or, Heva and Kewagama formations, and the Blake River, Cadillac and Pontiac Groups.

The La Motte-Vassan, Dubuisson and Jacola formations consist mainly of ultramafic komatiitic lava flows, locally brecciated basaltic flows and rare sedimentary rocks. The Val-d'Or Formation represents basaltic flows and flow breccia, and andesitic and basaltic tuffs. The Heva Formation consists of massive magnetic basalts and felsic and mafic volcanoclastites with subordinated basalts. These rocks are overlain by the graywackes and volcaniclastics of the Kewagama Formation, by the basalts of the Blake River Group and by the graywackes and the conglomerates of the Cadillac Group.

This assemblage, which represents the southernmost formations of the Abitibi Volcanic Belt, is adjacent to an extensive area of graywacke, inter-layered with ultramafic komatiitic lava flows of the Pontiac Group. The Cadillac Group and the Pontiac Group are separated by the basaltic and ultramafic flows of the Piché Group.

Numerous intrusions, ranging in composition from pyroxenite to granite invade the entire sequence. The most extensive are swarms of dioritic sills and large granodiorite plutons such as the Bourlamaque batholith. The volcanic and sedimentary rocks exhibit variable stages of dynamic, thermal and metasomatic metamorphism, the most prevalent being the development of moderately schistose fabrics and chlorite, epidote and sericite.

***Local Geology.*** The geology of the Parbec property is characterized by the presence of the Cadillac Break, a major fault that crosses the property for a length of 1,600 metres along a northwest-southeast axis. It extends diagonally from the southeastern corner through the centre of the property, reaching an average width of 137 metres.

The fault zone is composed by talc-chlorite schists or highly altered ultramafic flows, and narrow tuffaceous sedimentary units. This sequence has subsequently been intruded by diorite and feldspar porphyry lenticular bodies irregular in shape and ranging in width from 0.6 metre to 36 metres and more.

Immediately south of the fault, the rock units consist of feldspar-phyric and basic to intermediate volcanic flows of the Pontiac Group. Periodically in close proximity to the southern contact with the fault zone, narrow feldspar porphyry and dioritic bodies have also intruded the sediments.

The rocks located north of the Cadillac Break are part of a thick sequence of ultramafic, mafic and intermediate flows, volcaniclastic and epiclastic sediments and conglomerates of the Piché Group. Tabular gabbroic and dioritic intrusions have intruded all the volcanic sequence with a higher concentration along the volcanic-sediment contact, at the northern boundary of the property. This sheared contact may represent a major splay of the main Cadillac-Malartic Break but at a slightly oblique angle. North-easterly trending transverse faults cross the property at irregular intervals, resulting in minor displacements of the main fault zone on a regional scale. However, local displacements of up to 45 metres have been reported.

The field work component of exploration on the Parbec gold project in Malartic township, Quebec was completed in late February 2008. Six diamond drill holes were done totalling 3,722 meters in widely spaced drilling on the gold localizing Larder-Cadillac fault structure. This shear hosts three zones of gold mineralization at its northern boundary. In addition the property has a 580 meter long decline which was driven by previous operators to a vertical depth of about 100 meters in the southern wall rock of this shear structure. Assays results were not encouraging. The new data will be incorporated into Globex's data base in order to define additional drill targets. Maps and reports of geophysical work carried out by Larder Geophysics have been received, consisting of a ground magnetometer survey and combined induced polarization (IP) and resistivity surveys.

In late December 2009, an agreement was reached with Savant Explorations Ltd. to option our Parbec Gold Property (See press release dated January 11, 2010), with a work program expected in 2010.

**Suffield**

***Location.*** The Suffield Mine property is located four miles southwest of the city of Sherbrooke, Quebec and is accessible by secondary provincial highway. The claim group consists of nine unpatented mining claims, covering 654 hectares. Globex owns 100% of the property which was acquired by purchase and staking. Waldo Investments Inc. holds a 5% net profit interest royalty. No significant exploration activity has occurred on the Suffield Mine property since.

***Geology.*** The Suffield Mine property is located on the northwest limb of the Sherbrooke Anticline. This structure is overturned to the northwest and is dissected by series of thrust faults. There are two distinctive lithological formations in the area; the Ordovician-aged Ascot Formation composed of felsic to intermediate volcanics and schists an, the Siluro-Devonian sediments of the St-Francis Group. Both units are intruded by small ultramafic, granite, diorite and lamprophyre bodies. On the property, from west to east, the stratigraphy consists of a large sequence of phyllites overlain by a chert, siltstone and iron formation sedimentary unit and finally a thick sequence of sericite schists and porphyritic rhyolite at the top. Disseminated and volcanic massive sulphide mineralization occurs at the sediment-volcanic contact. Mineralization consists chiefly of sphalerite and pyrite and appears to be controlled in part by rolls, and dips in the contact surface.

***Mining History.*** The Suffield Mine property contains two past mineral producers, the Suffield-King and the Suffield-Howard Mines and several prospects including the Silver Star, North Howard and No.4 Shaft zones.

From 1863 to 1956, the property experienced intermittent mining activities. Until 1949, mining consisted of small-scale production from prospect pits and shafts. From 1949 to 1956, Ascot Metals Corporation developed the Suffield Mine No.3 Shaft. As reported, production totalled 544,000 tonnes grading 6.5% zinc, 0.8% copper, 0.45% lead, 85.7 g/t silver, and 0.24 g/t gold. The mine closed prior to the completion of the No.4 Shaft, which saw little or no production. SOQUEM carried out geological mapping, geochemical and geophysical surveys and diamond drilling in 1968 and 1969. In 1972, Lynx Canada Exploration drilled three short holes, which confirmed previous Suffield work.

In 1985, Copper Stack Resources Ltd. carried out geophysics and follow-up drilling on the Silver Star zone. A total of 645 metres in six holes were drilled. An induced polarization survey performed by Spartan Mining Ltd. and the holdings were geologically reviewed by Géoconseils Jack Stoch Ltée in 1987. The property was optioned in 1989 by Noranda Exploration Company, Ltd., which completed a program of combined MAG and VLF geophysical survey, geochemical and geological surveys, trenching and diamond drilling for a total of 2,632 metres in 19 drill holes. In 1990, an additional 1,627 metres of drilling was completed with four drill holes.

In 2006, Globex optioned the property to Silver Capital, a German based exploration and investment company. Silver Capital began exploration on the property during the summer of 2007, work consisting principally of geophysical surveys.

No work was done in 2008 or 2009 due to access problems on one (1) claim. Efforts to get the Quebec Government to deal with the access problems have been unsuccessful and Silver Capital may abandon the option due to government inaction.

**Vulcan**

***Location.*** The Vulcan property, also known as Gold Dike, is located in Ferry County, Washington, two miles from the Canada-U.S. border and four miles southwest of Grand Forks, British Columbia. Access to the property is provided by five miles of unpaved county roads and an unpaved drivable trail. Globex Nevada owns 100% of 8-patented claims, 100% of 34 unpatented claims, and 11 unpatented claims optioned (with no cash payments or work requirements).

Globex Nevada acquired the Vulcan property on August 18, 1995 pursuant to an agreement with N.A. Degerstrom, Inc. and Gold Express Communications Inc. for a purchase price of one dollar and the assumption of all liabilities in connection with the property. To date, Globex has paid more than US$38,000 with respect to liabilities incurred by the previous owners. In addition, Globex has posted a US$75,000 bond (now US$101,807 with accumulated interest) with the State of Washington with respect to certain environmental matters.

***Geology.*** With respect to the geology of the Vulcan property, Permian to Triassic sedimentary and volcaniclastic rocks crop out near Danville in the northern portion of the Republic graben. Near the Gold Dike mine, interbedded units of argillite, siltite, limestone, and quartzite have been recrystallized to the hornblende hornfels metamorphic facies by later intrusion of Createaceous (?) alkalic rocks of the Shasket Creek complex. The Shasket Creek alkalic complex was originally mapped as two phases -- monzonite to shonkinite (with possible nepheline syenite), and syenite porphyry (a more leucocratic phase with orthoclase phenocrysts).

***Mining History.*** Early exploration and mining took place near the turn of the century on the Vulcan property. Small amounts of high-grade copper ore were hand-cobbled from the Comstock Vein and shipped directly to the smelters. Exploration for gold on the property and surrounding areas took place on an intermittent basis. This consisted of various forms of sampling and drilling, and at least two small audits into the Gold Dike Vein. The property came under the control of Vulcan Mountain Mining Company, which commenced to mine the Gold Dike by open-pit methods. Approximately 136,000 metric tonnes of ore were reportedly extracted and processed using cyanide heap leaching to extract the gold from the ore with an average recovered grade of approximately 3.43 g/t gold and 5.14 g/t silver.

Diamond drilling on the property has occurred intermittently since 1963. During 1996, Globex completed geological mapping and induced polarization surveys on the claims, as well as 14 diamond drill holes for a total length of 2,215 metres.

In 2002, surface sampling located significant platinum, palladium, gold and copper values in a porphyry body, which parallels the Vulcan gold zone, but to the south.
In late November 2004, limited prospecting and sampling was undertaken on the new platinum-palladium bearing structures returning the following assay results.

| Sample # | Au (g/t) | Pt (g/t) | Pd (g/t) | Cu (%) |
|---|---|---|---|---|
| 1 | 0.06 | 0.42 | 0.42 | 2.87 |
| 2 | 0.18 | 20.60 | 1.26 | 2.27 |
| 3 | 0.33 | 1.68 | 2.24 | 5.19 |
| 4 | 2.35 | 1.33 | 2.81 | 2.45 |
| 5 | 0.09 | <0.07 | <0.07 | 1.18 |
| 6 | <0.03 | <0.07 | <0.07 | 1.46 |
| 7 | 1.59 | <0.07 | <0.07 | 3.39 |
| 8 | 1.26 | 0.42 | 0.14 | 5.763 |
| 9 | 0.12 | 0.28 | 0.07 | 0.23 |
| 10 | 0.16 | 0.155 | 0.016 | 2.35 |

No work has been done on the property since 2004 but higher Au, Pt and Pd prices have increased the exploration potential of this property.

## Other Early/Immediate Stage Exploration Properties

### Bell Mountain

***Location.*** The Bell Mountain property is located in Churchill County, Nevada, approximately 63 kilometres southeast of Fallon and there are 26 lode claims Bureau of Land Management land. The property is most easily accessed from Reno, Nevada via paved highway to a point 10 miles east of Frenchman's Station and then nine miles of gravel road to the mine. The claims are owned 100% by Globex Nevada. All claims are unpatented and are located on federal land.

Globex Nevada acquired the property on November 14, 1994 pursuant to an agreement with N.A. Degerstrom, Inc. ("Degerstrom") for a purchase price of one dollar. Pursuant to the agreement, Degerstrom retained a 2% net smelter return royalty on all metals, minerals, ores or other materials mined or taken from the property. Globex Nevada has the option to buy-out the net smelter return by paying $167,000 to Degerstrom within 90 days of commencement of commercial production.

***Geology.*** The host rocks on the Bell Mountain property are siliceous pyroclastic rhyolites. The two major vein systems identified on the property can be classified in the volcanic-hosted epithermal quartz-adularia deposits. The veins contain gold and silver as electrum and silver as chlorargyrite and argentite. The vein systems on the property have been identified over a total area of 2.34 $km^2$ with only 0.09 $km^2$ tested by drilling to an average depth of 25 metres, leaving a large area open to exploration.

***Mining History.*** The property was originally staked in 1914. In 1918, Tonopah Mining Co. conducted underground development and sampling. The property was then mainly idle until some sampling was conducted in 1948. It then fell idle again until the 1970s when a 270-metre long adit was driven. In 1978, Bell Mountain Mining Co. did a substantial sampling program including driving the 180 metre Varga adit. A geology professor wrote a summary on all the existing data in 1978.

In 1984, Santa Fe Mining Co. drilled 51 reverse circulation holes principally in the Varga area including 10 holes in the Sphinx area. In 1985, Alhambra Mines reopened the underground workings and resampled and mapped them. Metallurgical tests were undertaken and 18 drill holes completed in the Spurr adit area. Between 1988 and 1993, Degerstrom drilled 104 holes, completed a technical feasibility study and permitted the property for open-pit mining and heap leaching.

In 1996, ECU completed a first phase drill program on the Bell Mountain property. ECU drilled five holes in three zones for 728 metres. The property was also mapped and an airborne magnetic survey was completed.

No work was undertaken on the property from 1997 to 2004.

In 2004, Globex signed an option agreement with Platte River Gold (US) Inc. Diamond drilling started in December 2004 on the known gold zone with mixed results. The option was allowed to lapse in 2005.

In late 2009, Globex entered into option discussions with a company interested in possible production at Bell Mountain. In March 2010, a letter of intent was signed with an agreement to be formulated after completion of due diligence

### Smith-Zulapa

***Location.*** The property consists of 27 claims in Ranges 9-10 in the northeast corner of Tiblemont Township, Quebec. Access is by all weather gravel road from the town of Senneterre, 17 km to the north. This gravel road traverses the western quarter of the property.

***Geology.*** The Smith-Zulapa property is situated on the north side of the Tiblemont-Pascalis batholith, a multi phase dioritic, granodioritic, granitic and tonalitic intrusion. The property is underlain by volcanic rocks varying from andesitic to rhyolitic in composition. The volcanic units strike west-northwest and dip from 40° to 70° north. Schistosity is parallel to strike.

These are intruded by an east-west ovoid granodioritic (gabbroic) stock and numerous dioritic dykes. The granodiorite stock is oriented N 60° W and has a more mafic facies to the northeast and more felsic facies to the southwest.

The south part of the pluton is traversed by an N 60° W trending fault, which has been traced for over 610 metres. This shear zone is intimately associated with the auriferous quartz veins in the Smith-Tiblemont gold zone.

The northeast part of the pluton has wide spread disseminated copper-nickel mineralization in the more mafic phase.

***Economic Geology.***

**Smith Tiblemont Gold Zone** - The Smith Tiblemont gold zone is situated in the south and southwest part of the granodiorite stock (possibly gabbroic) along a N 60° W trending shear zone. The zone was opened up by the sinking of a two-compartment 52-metre shaft with one level at the 46 metre depth consisting of 71.6 metres of drifting and 81 metres of galleries on the #1 vein.

Numerous gold bearing quartz veins were intersected in diamond drilling and underground sampling over a strike length of 1,524 metres to a depth of 91 metres. The quartz vein system consists of blue quartz with native gold and minor pyrite and chalcopyrite. A preliminary historical non NI 43-101 conformable resource calculation on the number 1 vein by B.S. Karpoff (1972) indicated a probable and possible resource of 23,620 tonnes grading 8.84 g/t over a 1.37 metre width and a 122 metre length to a depth of 45.7 metres. This resource calculation has not been verified by Globex geological personnel and should not be relied upon.

Drill holes below this blocked out ore shoot have shown the gold mineralization continues to at least the 91 metre level with the following being some of the values intersected:

| Hole Number | Depth (metres) | Grade (g/t Au) | Width (metres) |
|---|---|---|---|
| 59-5 | 53 m | 28.8 | 1.16 m |
| 59-15 | 52 m | 8.2 | 5.18 m |
| 59-21 | 100 m | 11.7 | 2.89 m |

Other gold bearing veins parallel to #1 vein such as #2 vein which has values up to 68 g/t over 0.3 metres and 5.2 g/t over 2.1 metres. Numerous other values that have not yet been related to any particular structure were also intersected. Gold values in these intersections range from 3.5 to 11.3 g/t Au.

In January 1993, Consolidated Oasis Resources Inc. covered the entire property with a magnetic and an I.P. survey. In 1998, Consolidated Oasis drilled 12 holes in the area of the Smith shaft. Their drilling encountered erratic gold values up to 14.04 g/t over 1.0 metre in hole TC-14. No exploration work was carried out during the 1999 to 2008 period.

**Zulapa Copper-Nickel Zone** - The Zulapa Zone is located within a chlorite-actinolite schist and diorite northeast and adjacent to the granodiorite stock. The zone consists of massive and disseminated sulphides, the massive mineralization being associated with the schists and diorite, and the disseminated mineralization being within the granodiorite, the combined width being approximately 61 metres. The sulphides consist of pyrite, chalcopyrite, pyrrhotite and pentlandite. The sulphides range from five to 15% within the granodiorite, and up to 50% within the schist. Copper values range from 0.12% to 1.01% and nickel from 0.14% to 1.37% in widths up to 12 metres. Cobalt, platinum, palladium, rhodium, gold and silver have been indicated as present although not systematically assayed for (Falconbridge Mines Laboratories, 1964).

The following historical non NI 43-101 conformable tonnages were calculated Consolidated Oasis but not verified by Globex geological personnel and thus should not to be relied upon:

| Cut off | Tonnes | Cu % | Ni % |
|---|---|---|---|
| 0.5% Ni | 713,773 | 0.51 | 0.76 |
| 0.2% Ni | 3,869,907 | 0.39 | 0.38 |

The zone is at least 300 metres long and is open to depth below the 400 metre level.

In 2002, Globex acquired the adjoining Transterre gold property (426 hectares) by staking. In 2007, Globex enlarged the property by the staking of 28 additional claims. Also in early 2007, Globex flew a combined Mag and EM survey over the entire claim group, including the adjoining Transterre gold property. Limited drilling was undertaken on the Zulapa Copper-Nickel zone in early 2008. A short diamond drilling program of two holes for a combined length of 604.8 meters investigated the Zulapa zone, in order to assess the style of nickel mineralization present there. This work failed to return any significant economic values but did intersect a wide zone of low grade values.

**Additional Early Stage Exploration Properties**

In addition to the properties described above, Globex owns numerous other early stage exploration properties all of which are referenced in the "Exploration Properties in Canada & USA" table at the beginning of this section. Globex has varying degrees of information on these properties. These properties are in the early stages of exploration and any future potential production from these properties is highly speculative at this point in time.

## 2. OTHER ASPECTS OF THE BUSINESS

Globex is subject to numerous risk factors, which are beyond its control, including the following:

**Liquidity Risk**

The economics of various projects are significantly affected by changes in the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The price of mineral commodities has fluctuated widely in recent years, and future price declines could significantly impact the value of various projects. While metals prices, including Gold, Silver, Copper and Zinc have increased recently from the lows experienced towards the end of 2008, the Company still recognizes that the underlying world economics could impact the stability in these prices and therefore the Company has continued to carefully manage its cash resources. The Company continues to use option and/or royalty income, government refunds, and funds from financing to maintain the Company and continue exploration.

**Fluctuations in the Market Price of Gold, Magnesium, Talc and Base Metals**

The profitability of gold, magnesium, talc and base metal mining operations and thus the value of the mineral properties of Globex is directly related to the market price of the various minerals. The market prices of gold, magnesium, talc and base metals fluctuates widely and are affected by numerous factors beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, demand, global or regional political, economic and banking conditions, and a number of other factors. The selection of a property for exploration or development, the determination to construct a mine and place it into production and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine.

**Exploration Risks**

Mineral exploration is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The economic feasibility of any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour productivity, royalty burdens and other factors. As a result, it is possible that the actual operating cash costs and economic returns of Globex's properties may differ materially from the costs and returns initially estimated.

**Uncertainty of Reserves and Mineralization Estimates**

There are numerous uncertainties inherent in estimating proven and probable reserves, resources and mineralization, including many factors beyond any company's control, such as falling metal prices which could cause reclassification of reserves or resources to a mineral deposit. The estimation of reserves, resources and mineralization is a subjective process and the accuracy of any such estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to even greater uncertainty.

If current prices continue or if there are declines in the market prices of gold, magnesium, talc, or other precious metals, reserves or mineralization may be rendered uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves. Considering the fluctuations in the prices for gold and base metals and possible future fluctuations in the price of metals, some reserves or resources will most likely have to be re-evaluated from reserves or resources to mineral deposit or visa versa.

Many of the resources that Globex holds were calculated prior to the institution of National Instrument 43-101 and thus do not fall under the now-standard definitions of reserves or resources. Due to the high cost of recalculating theses figures, Globex has decided not to re-evaluate them but to advise on its web site, in reports and published information that the figures quoted do not conform to National Instrument 43-101 standards are historical and not current, and that they should not be relied upon.

"Historical estimate" means an estimate of mineral resources or mineral reserves prepared prior to February 1, 2001. A historic estimate is non NI 43-101 compliant: Under the regulation, the issuer must inform the reader of the source, author and date of the historic estimate. As well, the following cautionary language must accompany the historic estimate:

- A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or reserves;
- The issuer is not treating the historical estimate as current mineral resources or mineral reserves; and
- The historical estimate should not be relied upon. The relevance and reliability of the historical estimate, and any more recent estimates will be given.

**Development and Operating Risks**

The operations of Globex are also subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include: under capitalization, insufficient ore reserves; fluctuations in production costs that may make mining of reserves not economical; significant environmental and other regulatory restrictions; labour disputes; unanticipated variations in grade and other geological problems; water conditions; surface or underground conditions; metallurgical and other processing problems; mechanical and equipment performance problems; failure of pit walls or dams; "force majeure" events, including natural disasters; and the risk of injury to persons, property or the environment, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

**Lack of Production Experience and Operating History**

Globex's principal mining-related activities to date have consisted of acquiring, exploring and developing mineral properties. The Company has never been involved in operating mineral producing properties or producing or extracting minerals although its consultants have. The expertise required for operation and extraction of minerals is different from the expertise required for acquisition, exploration and development. There are no revenues from the sale of metals and no operating history upon which to base estimates of future cash operating costs and capital requirements. There can be no assurance that Globex will ever be successful in operating mines or producing minerals.

**Operating Losses, Negative Cash Flow from Mining Activities and Financing Risks**

Historically, because the Company is an exploration company, Globex has generally produced operating losses and only recently generated a positive cash flow from operations. As a result, the Company has had to rely on the issuance of equity securities and funding from other sources, principally joint ventures and property options, to satisfy its cash requirements. Additional financing may be required for certain ongoing projects to ensure sufficient working capital. There is no guarantee of obtaining funds from other sources in the future.

### Title to Properties

The validity of unpatented mining claims in the U.S., which constitute a portion of the property holdings of Globex, is often uncertain, and such validity can be subject to contest. Unpatented mining claims are unique property interests in the United States and Canada and are generally considered subject to greater title risk than patented mining claims or real property interests that are owned in fee simple. The validity of an unpatented mining claim in the United States, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory and case law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. Globex has not filed patent applications for many of its properties that are located on federal public lands in the United States, and, under proposed legislation to revise the General Mining Law, patents may be difficult to obtain in the United States. Although Globex has attempted to acquire satisfactory title to its properties consisting of unpatented mining claims in the United States, Globex does not generally obtain title opinions until financing is sought to develop a property, with the attendant risk that title to some properties, particularly title to undeveloped properties, may be defective.

### Foreign Operations

Globex conducts operations on numerous mineral properties in Canada as well as Honduras and the United States. Globex's activities in the United States are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, foreign taxation, and other risks that could cause exploration or development difficulties or stoppages or restrict the movement of funds. Globex's operations could also be adversely impacted by laws and policies of the United States and Canada affecting foreign trade, investment and taxation. These factors may result in foreign currency exchange gains and losses due to the fluctuation in the relative values of the currencies involved. Globex does not currently own any mineral properties outside of Canada and the United States, although Globex may acquire other foreign properties in the future.

### Dependence on Key Personnel

Globex is dependent on the services of certain key officers and employees, including Globex's President, Jack Stoch and Corporate Secretary Dianne Stoch. Globex has an employment agreement with Mr. Stoch and Mrs. Stoch but does not carry key-person life insurance on them. Competition in the mining exploration industry for qualified individuals is intense and the loss of any key officer or employee if not replaced promptly could have a material adverse effect on the business and operations of Globex.

### Regulatory Compliance, Permitting Risks and Environmental Liability

Exploration, development and mining activities are subject to extensive Canadian and U.S. federal, provincial, state and local laws and regulations governing prospecting, exploration, development, production, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural preservation, mine safety and occupational health, control of toxic substances and other matters involving environmental protection and taxation. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing a mine and other facilities in compliance with such laws and regulations are significant. The costs and delays associated with compliance with such laws and regulations could become such that Globex would not proceed with the development or operation of a mine.

Mining in particular (and the ownership or operation of properties upon which historic mining activities have taken place) is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to Globex (or to other companies within the mineral industry) at a reasonable price. To the extent that Globex becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to Globex and could have a material adverse effect on Globex. Laws and regulations

The environmental protection laws address, among other things, the maintenance of air and water quality standards, the preservation of threatened and endangered species of wildlife and vegetation, the preservation of certain archaeological sites, reclamation, and limitations on the generation, transportation, storage and disposal of solid and hazardous wastes. The legislation is monitored, but the requirements are constantly changing and are generally becoming more restrictive. There can be no assurances that all required permits and governmental approvals can be obtained on a timely basis or maintained as required.

In the context of environmental permitting, including the approval of reclamation plans, Globex must comply with standards, laws and regulations that may entail greater or fewer costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are applied by the permitting authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that Globex would not proceed with the development of a project or the operation or further development of a mine. Globex has made, and expects if required to make, significant future expenditures to comply with permitting obligations and environmental laws and regulations although no such requirements currently exist. Globex believes that the properties and operations in which it retains interests are currently for the most part in material compliance with applicable laws and regulations.

**Volatility of Stock Price and Limited Liquidity**

Globex's common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol **GMX**. In addition, the Company is interlisted in Europe on the Frankfurt, Munich, Stuttgart, Xetra and Berlin exchanges under the symbol **G1M** and trades under the symbol **GLBXF** on the OTCQX International exchange in the United States. Globex's common shares have experienced significant volatility in price and trading volume over the last several years. See "Market for Securities". There can be no assurance of adequate liquidity in the future for Globex's common shares.

**Fluctuations in the Currency Markets**

Globex receives funding in Canadian dollars while metal prices are quoted in US dollars. Fluctuations in the relative values of the currencies can negatively affect the viability of ore deposits as well as planned or continuing operations, including exploration, development or mining.

## IV DIVIDENDS

The Company has not paid any dividends since its incorporation. The current intention of the Company is to reinvest all future earnings in order to finance the growth of its business. As a result, the Company does not intend to pay dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors of the Company and will depend on the Company's financial condition, operating results, capital requirements and such other factors that the Board of Directors deems relevant.

## V CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. The holders of the common shares of the Company are entitled to: (a) vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote; (b) receive any dividend declared by the Company on the common shares; and (c) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, receive the remaining property of the Company upon dissolution, liquidation or winding-up of the Company. The common shares of Globex are listed on the TSX under the symbol GMX. In addition, the Company is interlisted in Europe on the Frankfurt, Munich, Stuttgart, Xetra and Berlin exchanges under the symbol G1M and trades under the symbol GLBXF on the OTCQX International exchange in the United States. Globex has 19,240,074 common shares issued as of March 19, 2010. Globex has no preferred shares authorized.

## VI MARKET FOR SECURITIES

The following table sets forth the monthly high and low sale prices and trading volume of Globex's common shares traded on the TSX for the calendar year 2009. A similar volume is traded on the Frankfurt Stock Exchange.

PRICE PER SHARE (IN CANADIAN DOLLARS) AND VOLUMES TRADED

| 2009 | High | Low | Volume |
|---|---|---|---|
| January | $ 1.23 | $ 0.95 | 72,300 |
| February | 1.33 | 1.01 | 128,910 |
| March | 1.13 | 0.92 | 99,898 |
| April | 0.96 | 0.80 | 306,150 |
| May | 1.14 | 0.87 | 122,040 |
| June | 1.15 | 0.90 | 224,580 |
| July | 1.33 | 0.88 | 171,389 |
| August | 1.29 | 1.07 | 116,050 |
| September | 1.70 | 1.15 | 343,104 |
| October | 2.00 | 1.40 | 361,675 |
| November | 1.90 | 1.53 | 121,922 |
| December | 1.70 | 1.34 | 132,504 |

Source: TSX

## VII ESCROWED SHARES

36,100 or 0.2% of the Company's common shares are held in escrow. The shares, originally issued as consideration for a property since abandoned, will never be released from escrow.

## VIII DIRECTORS AND OFFICERS

Globex's directors and senior officers and their respective holdings are presented below.

| Directors' Names and Municipality of Residence | Principal Occupation and Office Held | Director since | Number of shares beneficially owned or over which control is exercised as of March 19, 2010 |
|---|---|---|---|
| Jack Stoch<br>Rouyn-Noranda, Quebec<br>Canada | President and Chief Executive Officer of the Company | 1983 | 2,079,827 |
| Dianne Stoch<br>Rouyn-Noranda, Quebec<br>Canada | Private Consultant, Corporate Secretary of the Company | 1985 | 557,047 |
| Chris Bryan [1]<br>Whitby, Ontario, Canada | Mining Analyst<br>(retired) | 1983 | 22,500 |
| Ian Atkinson [1] [2]<br>Toronto, Ontario, Canada | Vice President - Exploration<br>Centerra Gold (mining company) | 1986 | - |
| Joel Schneyer [1]<br>Parker, Colorado, USA | President<br>Mercantile Resource Finance, Inc.<br>(advisor - mining Sector) | 1997 | 50,000 |
| James Wilson [3]<br>Markham, Ontario, Canada | Chief Financial Officer and Treasurer of the Company | - | - |

(1) Member of the Audit Committee, Corporate Governance Committee and Compensation Committee.

(2) Mr. Atkinson was Vice-President, Exploration and Strategy of Hecla Mining Company from 2004 to 2005.

(3) Appointed Chief Financial Officer and Treasurer on November 26, 2009 at which time Mr. Wilson was also Vice-President Finance and Chief Financial Officer of First Metals Inc., a TSX listed junior mining company. He assumed that role in July 2008 and in the previous five years, as a Chartered Accountant, Mr. Wilson provided independent financial consulting to a variety of private and public organizations.

Each director holds office until the next annual general meeting of shareholders or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by removal, death or other cause.

As of March 19, 2010, all directors and senior officers as a group beneficially own directly or indirectly or exercise control or direction over 14.1% of the common shares of the Company on a non-diluted basis. Under the Company's Stock Option Plans, 1,978,000 common shares have been reserved for issuance to directors and executive officers of the Company: As a group, this represents approximately 10.3% of the current outstanding share capital of the Company.

## IX AUDIT COMMITTEE INFORMATION

**Audit Committee Charter**

The text of the Audit Committee charter is set out as Appendix A to this Annual Information Form.

**Audit Committee Composition**

The Audit Committee is composed of Messrs. Ian Atkinson, Chris Bryan and Joel Schneyer. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 *Audit Committees*.

**Relevant Education and Experience**
Each member of the Company's Audit Committee has a good command of generally accepted accounting principles and has the ability to understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. This section describes at greater length how these members acquired their financial literacy.

**Chris Bryan,** B.Sc. Geology, B. Comm, now retired, was formerly President of CBIM, an OSC-registered investment counsel. From 1994 to 1995, he was President of Ophir Capital, an investment management company. Prior to that, from 1989 to 1994, Mr. Bryan was Vice-President, Director and Portfolio Manager of Bolton-Tremblay Inc. He was also a mining analyst/ portfolio manager at the Caisse de Dépôt et Placement du Québec from 1985 to 1989. The seven previous years were spent as a mining analyst with Lévesque Beaubien Inc. and Nesbitt Thompson Bongard Inc. Mr. Bryan currently chairs *the Corporate Governance Committee.*

**Ian Atkinson,** M.Sc, A.K.C., D.I.C., a geologist, is now Vice-President, Exploration of Centerra Gold Inc. Until recently, he was Vice-President, Exploration and Strategy of Hecla Mining Company. From 2001 to 2004, Mr. Atkinson was a geological consultant serving the international mining and exploration community. From 1996 to 2001, he was Senior Vice-President, Operations & Exploration, of Battle Mountain Gold Company, until its purchase by Newmont in January 2001. Mr. Atkinson had been with Hemlo Inc. since 1991. Mr. Atkinson held various managerial positions with Noranda Exploration Co. Ltd. from 1979 to 1991. From 1974 to 1978, he was a geologist with McIntyre Mines Ltd. He contributed directly to the discovery of several mineral deposits, including the Freewest/Noranda Harker-Holloway gold mine near Kirkland Lake, Ontario. Continuing professional development includes: Finance for Non-Financial Managers at the University of Michigan Business School in 2000; Queen's Executive Program, Queen's University, Queen's School of Business in 1998; and Leadership Development Program at the Niagara Institute in 1996. Mr. Atkinson is also a director of Atikwa Resources Inc.. Mr. Atkinson is the current *Chair of the Compensation Committee.*

**Joel D Schneyer,** *the current Audit Committee Chair,* a mineral economist and natural resource analyst, is President of Mercantile Resource Finance Inc., an advisory firm to the natural resource sector. He has acted as a financial and strategic planning advisor and expert witness to a number of TSX listed companies, private equity and hedge funds, as well as law firms and foreign governments. Prior to founding Mercantile in 1996, Mr. Schneyer was Manager of Derivative Finance Americas for Barclays Bank PLC, and a Senior Analyst in the New Business and Strategic Planning Group at Billiton Metals. He holds a B.A. with High Honours (Geology) from Colgate University, an M.A. (Geology) from the University of Texas at Austin, and an M.S. (Mineral Economics) from the Colorado School of Mines. In 2006, Mr. Schneyer enrolled in the Directors Education Program sponsored by the Rotman School of Management and the Institute of Corporate Directors and has since become an Institute-certified Director, ICD.D (2008). Until recently, Mr. Schneyer was a director of TSX-V listed Sandspring Resources Ltd.

**Pre-approval Policies and Procedures for Audit Services**
The Audit Committee must pre-approve all non-audit services to be provided to Globex or any of its subsidiaries by Globex's external auditor. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of the above, provided that the pre-approval by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

**External Auditor Service Fees (by Category)**

The table below represents all fees paid by the Company to its external auditor, Samson Bélair/Deloitte & Touche s.e.n.c.r.l., Chartered Accountants, for the years ended December 31, 2009 and 2008.

| | Year ended December 31 | |
|---|---|---|
| | 2009 Estimated | 2008 Actual |
| Audit fees | $ 48,000 | $ 48,000 |
| Audit-related fees(1) | 4,475 | 2,140 |
| Tax fees(2) | 12,000 | 15,445 |
| All other fees(3) | 5,000 | 37,650 |
| TOTAL | $ 69,475 | $ 103,235 |

(1) Audit-related fees were billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's annual financial statements and are not reported as part of audit fees, including review of Management Discussion and Analysis for consistency with audited financial statements, review of the translation of the audited financial statements and assistance during the year on quarterly financial statements.

(2) Tax fees were billed for professional services rendered for tax compliance, tax advice and tax planning, including providing assistance with explanation of income tax calculations, preparation of federal and Quebec returns, Quebec Mining Duties return and U.S. tax returns for Globex Nevada, Inc.

(3) These fees were billed for products and services other than audit fees, audit-related fees and tax fees, principally for assistance with continuous disclosure review questions from the AMF, and finalization of the valuation of First Metals Inc. shares.

## X INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Interest of Informed Persons in Material Transactions of the Company is discussed in the Management Proxy Circular dated March 19, 2010, page 13, incorporated by reference in this Annual Information Form. Related Party Transactions are summarized in note 16 to the 2009 Consolidated Financial Statements, incorporated by reference in this Annual Information Form.

## XI TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar for its common shares is Computershare Investor Services Inc., 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8 Canada (1-800-564-6253).

## XII INTERESTS OF EXPERTS

Samson Bélair/Deloitte & Touche s.e.n.c.r.l., Chartered Accountants, have prepared the audit report on the audited consolidated financial statements of the Company as at December 31, 2009 and 2008 and for the years then ended. None of the designated professionals of Samson Bélair/Deloitte & Touche s.e.n.c.r.l. beneficially own, directly or indirectly, any of the Company's outstanding shares.

## XIII ADDITIONAL INFORMATION

(a) Additional information relating to the Company may be found on SEDAR at www.sedar.com.

(b) Additional information, including directors' and officers' remuneration and indebtedness to our Company, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular issued March 19, 2010 for our Annual General Meeting of Shareholders to be held on April 30, 2010. Additional information is provided in our comparative financial statements and Management's Discussion and Analysis for the year ended December 31, 2009. Copies of these documents are available upon request from the Corporate Secretary.

(c) Unless otherwise stated, information contained herein is as at March 19, 2010.

## SCHEDULE A

## AUDIT COMMITTEE CHARTER

### 1.0 PURPOSE

1.1 The Audit Committee (the "**Committee**") is a standing committee of the Board of Directors (the "**Board**") of Globex Mining Enterprises Inc. ("**Globex**") charged with assisting the Board in fulfilling its responsibility to the shareholders and investment community. Its role is to:

(a) serve as an independent and objective party to oversee Globex's accounting and financial reporting processes, internal control system and audits of its financial statements;

(b) review and appraise the audit efforts of Globex's external auditors; and

(c) provide an open avenue of communication among the external auditors, financial and senior management and the Board.

### 2.0 COMMITTEE MEMBERSHIP

2.1 The Board of Globex shall annually appoint a minimum of three directors to the Committee, all of whom shall be directors of Globex and "independent" within the meaning of Regulation 52-110 *Respecting Audit Committees* (Québec) and within the meaning of Multilateral Instrument 52-110 *Audit Committees*, as such meanings may be amended from time-to-time.

2.2 All members of the Committee must be financially literate, or if not financially literate at the time of their appointments, must become so within a reasonable period of time following their appointments.

2.3 Members of the Committee shall be appointed at the first meeting of the Board of Directors typically held following the Annual General Meeting of Globex.

2.4 A member may resign from the Committee and may be removed and replaced at any time by the Board of Directors. A member of the Committee will automatically cease to be a member at such time as that individual ceases to be a director of Globex.

### 3.0 CHAIR OF THE COMMITTEE

3.1 The Board shall in each year appoint a Chair of the Committee from among the members of the Committee. In the Chair's absence, or if the position is vacant, the Committee may select another member to act as interim Chair.

3.2 The Chair shall have the right to exercise all powers of the Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and shall, in any event, advise all other members of any decisions made or powers exercised as soon as practicable thereafter.

3.3 The Chair shall be responsible to:

(a) ensure the Committee meets regularly and performs its duties as set out herein; and

(b) report to the Board of Directors on the activities of the Committee.

## 4.0 RESPONSIBILITIES

4.1 The Audit Committee is responsible to:

(a) make recommendations to the Board regarding the selection and compensation of the external auditor to be engaged to prepare or issue an auditor's report or perform other audit, review or attest services for Globex, who shall report directly to the Committee;

(b) obtain and review a report from the external auditor at least annually regarding:

(i) the external auditor's internal quality-control procedures;

(ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii) any steps taken to deal with any such issues; and

(iv) all relationships between the external auditor and Globex, including non-audit services,

(c) evaluate the qualifications, performance and independence of the external auditor, including considering whether the external auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of management and internal auditors and to present its conclusions with respect to the external auditor to the Board;

(d) satisfy itself of the rotation of the audit partners as required by law and consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis;

(e) meet with the external auditor and financial management of Globex to review the scope of the proposed audit for the current year and the audit procedures to be used;

(f) oversee the work of the external auditor engaged to prepare or issue an auditor's report or perform other audit, review or attest services for Globex, including the resolution of any disagreements between management and the external auditor regarding financial reporting;

(g) pre-approve all non-audit services to be provided to Globex or any of its subsidiaries by Globex's external auditor;

(h) review the performance of the external auditors;

(i) review with management and the external auditors:

(i) Globex's audited financial statements and the notes thereto, MD&A and any annual earnings press releases before Globex publicly discloses this information;

(ii) any significant changes required in the external auditors' audit plan and any serious difficulties or disputes with management encountered during the course of the audit; and

(iii) other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards;

(iv) the Company's critical accounting policies at least annually.

(j) satisfy itself that Globex's annual audited financial statements are fairly presented in accordance with applicable Canadian generally accepted accounting principles and recommend to the Board whether the annual financial statements should be approved and included in Globex's Annual Report;

(k) review with management Globex's unaudited interim financial statements and the notes thereto, interim MD&A and any interim earnings press releases before Globex publicly discloses this information;

(l) recommend to the Board whether Globex's interim unaudited financial statements should be approved;

(m) review with the external auditors and management the quality of Globex's accounting principles as applied in its financial reporting process and any proposed changes in accounting principles;

(n) satisfy itself that Globex has implemented appropriate systems of internal control over accounting, financial reporting [and the safeguarding of the Company's assets and other "risk management" functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting Globex's assets, management and financial and business operations and that these are operating effectively];

(o) satisfy itself that adequate procedures are in place for the review of Globex's public disclosure on financial information extracted or derived from Globex's financial statements, other than the public disclosure referred to in paragraph (i)(i) and in paragraph (k) above, and periodically assess the adequacy of those procedures;

(p) establish procedures for the receipt, retention and treatment of complaints received by Globex regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by Globex's employees of concerns regarding questionable accounting or auditing matters.

(q) review and approve Globex's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Globex; and

(r) perform any other activities consistent with this Charter, the Company's Articles and governing law, as the Committee or the Board deems necessary or appropriate.

4.2 The Committee may delegate to one or more independent members the authority to pre-approve non-audit services in satisfaction of Section 4.1(g) above, provided that the pre-approval by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

**SCHEDULE B**

**Amended and Restated**
**1995 STOCK OPTION PLAN**

SECTION I – PURPOSE OF THE PLAN

1.1 The purpose of this Stock Option Plan (the "Plan") is to provide directors, officers and employees of, and service providers to, Globex Mining Enterprises Inc. (the "Company") with a proprietary interest through the granting of options to purchase Common Shares (the "Shares") of the Company, subject to certain conditions as hereinafter set forth, for the following purposes:

1.1.1 to increase the interest in the Company's welfare of those directors, officers, employees and service providers who share primary responsibility for the management, growth and protection of the business of the Company;

1.1.2 to furnish an incentive to such senior executives, employees and service providers to continue their services for the Company; and

1.1.3 to provide a means through which the Company may attract able persons to enter its employment.

SECTION II - ADMINISTRATION OF THE PLAN

2.1 The Plan shall be administered by the Board of Directors of the Company.

2.2 The Board of Directors of the Company may, from time to time, adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan. The interpretation, construction and application of the Plan and any provisions thereof made by the Board of Directors of the Company shall be final and conclusive. No director shall be liable for any action taken or for any determination made in good faith in the administration, interpretation, construction or application of the Plan.

SECTION III - GRANTING OF OPTIONS

3.1 The Board of Directors of the Company may from time to time by resolution grant options to purchase Shares to directors, officers and/or employees of, and service providers to, the Company, provided that the total number of Shares to be issued under this Plan shall not exceed the number provided for in Section IV hereof.

3.2 Options may be granted by the Company pursuant to resolutions of the Board of Directors only.

3.3 Any option granted under this Plan shall be subject to the requirement that, if at any time counsel to the Company shall determine that the listing, registration or qualification of the Shares subject to such option upon any stock exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities commission, stock exchange or any governmental or regulatory authority or body, is necessary as a condition of, or in connection with, the grant or exercise of such option or the issuance or purchase of Shares hereunder, such option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board of Directors. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval.

SECTION IV - SHARES SUBJECT TO THE PLAN

4.1 The maximum number of Shares which may be issued under this Plan is six hundred forty-eight thousand (648,000).

4.2 Shares in respect of which options are not exercised, due to the expiration, termination or lapse of such options, shall be available for options to be granted thereafter pursuant to the provisions of the Plan.

## SECTION V - OPTION PRICE

5.1 The option price per Share which is the subject of any option shall be fixed by the Board of Directors of the Company at the time of granting the option. The option price for the Shares shall not be less than the Market Price of the Shares, as defined in section 5.2 hereof.

5.2 The term "Market Price" shall mean the closing sale price of the Shares on The Montreal Exchange on the business day immediately preceding the day on which the option is granted. In the event that the Shares did not trade on The Montreal Exchange on the said day, "Market Price" shall mean the average of the bid and ask prices in respect of the Shares on The Montreal Exchange at the close of trading on the business day immediately preceding the day on which the option is granted. In the event that the Shares are not listed or posted for trading on The Montreal Exchange, the "Market Price" shall be the fair market value of the Shares as determined by the Board of Directors in its discretion.

## SECTION VI - CONDITIONS GOVERNING OPTIONS

6.1 Each option shall be subject to the following conditions:

6.1.1 Employment
The granting of an option to an officer or employee shall not impose upon the Company any obligation to retain the optionee in its employ.

6.1.2 Option Term
The maximum period during which an option is exercisable shall not, subject to the provisions of the Plan, exceed ten (10) years from the date the option is granted, after which the option shall lapse. However, if an option is to expire during a period when the optionee is prohibited by the Company from trading in the Shares pursuant to its policies (a "Blackout Period"), or within ten (10) business days of expiry of such Blackout Period, the term of such option shall automatically be extended for a period of ten (10) business days immediately following the end of the Blackout Period ("Blackout Extension Period").

6.1.3 Non-assignability of Option Rights
Each option granted hereunder is personal to the optionee and shall not be assignable or transferable by the optionee, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased optionee. No option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

6.1.4 Effect of Termination of Employment or Office or Death

6.1.4.1 Upon an optionee's employment with the Company being terminated for cause, any option not actually exercised prior to the date of termination shall immediately lapse and become null and void.

6.1.4.2 If an optionee dies while employed by the Company or while a director thereof, any option or unexercised part thereof granted to such optionee may be exercised by the person to whom the option is transferred by will or the laws of succession and distribution for that number of shares only which he was entitled to acquire under the option at the time of his death. Such option shall be exercisable within 30 days after the optionee's death or prior to the expiration of the term of the option, whichever occurs earlier.

6.1.4.3 Upon an optionee's employment, office or directorship with the Company terminating or ending otherwise than by reason of death or termination for cause, any option or unexercised part thereof granted to such optionee may be exercised by him for that number of shares only which he was entitled to acquire under the option at the time of such termination. Such option shall be exercisable within 30 days after such termination or prior to the expiration of the term of the option, whichever occurs earlier.

6.1.5 Rights as a Shareholder

The optionee (or his personal representatives or legatees) shall have no rights whatsoever as a shareholder in respect of any Shares covered by his option until the date of issuance of a share certificate to him (or his personal representatives or legatees) for such Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

6.1.6 Method of Exercise

Subject to the provisions of this Plan, an option granted under this Plan shall be exercisable by the optionee (or his personal representatives or legatees) giving notice in writing to the Transfer Agent and Registrar of the Company at its principal offices in Montreal, with a copy to the Secretary of the Company at its head office, which notice shall specify the number of Shares in respect of which the option is being exercised and shall be accompanied by full payment, by cash or certified cheque,of the purchase price for the number of shares specified. Upon such exercise of the option, the Company shall forthwith cause the transfer agent and registrar of the Shares of the Company to deliver to the optionee (or his personal representatives or legatees) a certificate in the name of the optionee representing in the aggregate such number of Shares as the optionee (or his personal representatives or legatees) shall have then paid for and as are specified in such written notice of exercise of option. If required by the Board of Directors by notification to the optionee, it shall be a condition of such exercise that the optionee shall represent that he is purchasing the Shares in respect of which the option is being exercised for investment only and not with a view to resale or distribution.

6.2 Options may be evidenced by a share option agreement, instrument or certificate in such form not inconsistent with this Plan as the Board of Directors may from time to time determine, provided that the substance of Section 6.1 be included therein.

SECTION VII - ADJUSTMENT TO SHARES SUBJECT TO THE OPTION

7.1 In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option,the Company shall deliver to such optionee at the time of any subsequent exercise of his option in accordance with the terms hereof in lieu of the number of Shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such optionee would have held as a result of such subdivision if on the record date thereof the optionee had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

7.2 In the event of any consolidation of the Shares into a lesser number of Shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Company shall deliver to such optionee at the time of any subsequent exercise of his option in accordance with the terms hereof in lieu of the number of Shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such optionee would have held as a result of such consolidation if on the record date thereof the optionee had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

7.3 If at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in paragraphs 7.1 and 7.2 or, subject to the provisions of paragraph 8.2.1 hereof, the Company shall consolidate, merge or amalgamate with or into another company (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Company"), the optionee shall be entitled to receive upon the subsequent exercise of his option in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Company or the Successor Company (as the case may be) and/or other consideration from the Company or the Successor Company (as the case may be) that the optionee would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of paragraph 8.2.1 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, he had been the registered holder of the number of Shares to which he was immediately theretofore entitled upon such exercise.

SECTION VIII - AMENDMENT TO THE PLAN

8.1. **Amendment and Termination of the Plan.** Subject to the exceptions set out below, the Board of Directors may amend, suspend or terminate this Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to the Plan without seeking shareholder approval:

8.1.1 amendments of a "housekeeping" or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

8.1.2 amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange ("TSX"));

8.1.3 amendments necessary in order for options to qualify for favourable treatment under applicable taxation laws;

8.1.4 amendments respecting administration of the Plan;

8.1.5 any amendment to the vesting provisions of the Plan or any options;

8.1.6 any amendment which reduces the exercise price or purchase price of an option held by an optionee who is not an insider of the Company;

8.1.7 any amendment to the early termination provisions of the Plan or any options, whether or not such options are held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

8.1.8 any amendment to the termination provisions of the Plan or any options, other than options held by an insider in the case of an amendment extending the term of an option, provided any such amendment does not entail an extension of the expiry date of suchoption beyond its original expiry date;

8.1.9 the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of optionees of Shares under the Plan, and the subsequent amendment of any such provisions;

8.1.10 the addition or modification of a cashless exercise feature, payable in cash or Shares;

8.1.11 amendments necessary to suspend or terminate the Plan; and

8.1.12 any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Shareholder approval will be required for the following types of amendments:

8.1.13 amendments to the number of Shares issuable under the Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage;

8.1.14 any amendment to the Plan that increases the length of the Blackout Extension Periods;

8.1.15 any amendment which reduces the exercise price or purchase price of an option held by an insider;

8.1.16 any amendment extending the term of an option held by an insider beyond its original expiry date except as otherwise permitted by the Plan; and

8.1.17 amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX). In the event of any conflict between subsections 8.1.1 to 8.1.12 and subsections 8.1.13 to 8.1.17 above, the latter shall prevail. Except as expressly set forth herein, no action of the Board of Directors or shareholders shall alter or impair the rights of an optionee without the consent of the affected optionee, under any option previously granted to the optionee.

8.2 Amendment in Case of Amalgamation, Merger or Consolidation. Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board of Directors in implementation thereof:

8.2.1 in the event the Company proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly-owned subsidiary of the Company) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Shares of the Company or any part thereof shall be made to all holders of Shares of the Company, the Company shall have the right, upon written notice thereof to each optionee holding options under this Plan, to permit the exercise of all such of such 20-day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and cease to have further force or effect whatsoever; and

8.2.2 the Board of Directors may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination for cause of the optionee's employment shall not apply for any reason acceptable to the Board of Directors.

SECTION IX - EFFECTIVE DATE OF PLAN

9.1 This Plan was adopted by the Board of Directors of Globex Mining Enterprises Inc. on the 23rd day of March, 1995.

# SCHEDULE C

## Amended and Restated
## 2003 STOCK OPTION PLAN

SECTION 1 - PURPOSE OF THE PLAN

1.1 The purpose of this Stock Option Plan (the "**Plan**") is to provide directors, officers and employees of, and service providers to, Globex Mining Enterprises Inc.. and its subsidiaries (collectively, the "**Company**") with a proprietary interest through the granting of options to purchase common shares (the "**Shares**") of the Company, subject to certain conditions as hereinafter set forth, for the following purposes:

1.1.1. to increase the interest in the Company's welfare of those directors, officers, employees and service providers who share primary responsibility for the management, growth and protection of the business of the Company;

1.1.2. to furnish an incentive to such directors, officers, employees and service providers to continue their services for the Company; and

1.1.3. to provide a means through which the Company may attract able persons to enter its employment.

1.2 For the purposes of the Plan, the term "service provider" shall mean any person or company, other than a director, officer or employee of the Company, engaged to provide ongoing management, consulting or other services for the Company or for any entity controlled by it.

SECTION 2 - ADMINISTRATION OF THE PLAN

2.1 The Plan shall be administered by the Board of Directors of the Company.

2.2 The Board of Directors of the Company may, from time-to-time, adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan, subject to regulatory approval. The interpretation, construction and application of the Plan and any provisions thereof made by the Board of Directors of the Company shall be final and conclusive. No director shall be liable for any action taken or for any determination made in good faith in the administration, interpretation, construction or application of the Plan.

SECTION 3 - GRANTING OF OPTIONS

3.1 The Board of Directors of the Company may from time-to-time by resolution grant options to purchase Shares to directors, officers and/or employees of, and service providers to, the Company, provided that the total number of Shares to be issued under this Plan shall not exceed the number provided for in section 4 hereof.

3.2 Options may be granted by the Company only pursuant to resolutions of the Board of Directors.

3.3 Any option granted under this Plan shall be subject to the requirement that, if at any time counsel to the Company shall determine that the listing, registration or qualification of the Shares subject to such option upon any stock exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities commission, stock exchange or any governmental or regulatory authority or body, is necessary as a condition of, or in connection with, the grant or exercise of such option or the issuance or purchase of Shares hereunder, such option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board of Directors.

SECTION 4 - SHARES SUBJECT TO THE PLAN

4.1 The maximum number of Shares which may be issued under this Plan is one million three hundred thousand (1,300,000).

4.2 Shares in respect of which options are not exercised, due to the expiration, termination or lapse of such options, shall be available for options to be granted thereafter pursuant to the provisions of the Plan.

SECTION 5 - OPTION PRICE

5.1 The option price per Share which is the subject of any option shall be fixed by the Board of Directors of the Company at the time of granting the option. The option price for the Shares shall not be less than the Market Price of the Shares, as defined in section 5.2 hereof.

5.2 The term "Market Price" shall mean the closing sale price of the Shares on the Toronto Stock Exchange (the "**TSX**") on the business day immediately preceding the day on which the option is granted. In the event that the Shares did not trade on the TSX on the said day, "Market Price" shall mean the weighted average trading price of the Shares on the TSX for the last five days on which the Shares traded on the TSX immediately prior to the day on which the option is granted. In the event that the Shares are not listed or posted for trading on the TSX, the "Market Price" shall be the fair market value of the Shares as determined by the Board of Directors in its discretion.

SECTION 6 - CONDITIONS GOVERNING OPTIONS

6.1 Each option shall be subject to the following conditions:

6.1.1. Employment

The granting of an option to an officer or employee shall not impose upon the Company any obligation to retain the optionee in its employ.

6.1.2. Option Term

The maximum period during which an option is exercisable shall not, subject to the provisions of the Plan, exceed ten (10) years from the date the option is granted, after which the option shall lapse. However, if an option is to expire during a period when the optionee is prohibited by the Corporation from trading in the Shares pursuant to its policies (a "**Blackout Period**"), or within ten (10) business days of expiry of such Blackout Period, the term of such option shall automatically be extended for a period of ten (10) business days immediately following the end of the Blackout Period ("**Blackout Extension Period**").

6.1.3. Period for Exercise of Options

At the time of granting an option, the Board of Directors, at its discretion, may set a "vesting schedule", that is, one or more dates from which an option may be exercised in whole or in part. In such event, the Board of Directors shall not be under any obligation to set a "vesting schedule" in respect of any other option granted hereunder.

6.1.4. Non-assignability of Option Rights

Each option granted hereunder is personal to the optionee and shall not be assignable or transferable by the optionee, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased optionee. No option granted hereunder shall be pledged, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

6.1.5. Other Terms

The Board may at the time of granting options hereunder provide for additional terms and conditions which are not inconsistent with section 6 hereof.

6.1.6. Effect of Termination of Employment or Office or Death

6.1.6.1 Upon an optionee's employment with, or provision of services to, the Company being terminated for serious reason, any option not exercised prior to the date of termination shall immediately lapse and become null and void.

6.1.6.2 If an optionee dies or becomes, in the determination of the Board of Directors, permanently disabled, while employed by the Company or while a director thereof or a service provider thereto, any option or unexercised part thereof granted to such optionee may be exercised by the optionee or the person to whom the option is transferred by will or the laws of succession and distribution only for that number of shares which he was entitled to acquire under the option at the time of his death or permanent disability, as the case may be. Such option shall be exercisable within six (6) months after the optionee's death or permanent disability, as the case may be, or prior to the expiration of the term of the option, whichever occurs earlier.

6.1.6.3 Upon an optionee's employment, office or directorship with, or provision of services to, the Company terminating or ending otherwise than by reason of death, permanent disability or termination for serious reason, any option or unexercised part thereof granted to such optionee may be exercised by him only for that number of shares which he was entitled to acquire under the option at the time of such termination. Such option shall be exercisable within thirty (30) days after such termination or prior to the expiration of the term of the option, whichever occurs earlier.

6.1.7. Rights as a Shareholder

The optionee (or his personal representatives or legatees) shall have no rights whatsoever as a shareholder in respect of any Shares covered by his option until the date of issuance of a share certificate to him (or his personal representatives or legatees) for such Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

6.1.8. Method of Exercise

Subject to the provisions of this Plan, an option granted under this Plan shall be exercisable by the optionee (or his personal representatives or legatees) giving notice in writing to the Transfer Agent and Registrar of the Shares of the Company at its principal offices in Montreal, Quebec, with a copy to the Secretary of the Company at its head office, which notice shall specify the number of Shares in respect of which the option is being exercised and shall be accompanied by full payment, by cash or certified cheque, of the purchase price for the number of shares specified. Upon such exercise of the option, the Company shall forthwith cause the Transfer Agent and Registrar of the Shares of the Company to deliver to the optionee (or his personal representatives or legatees) a certificate in the name of the optionee representing in the aggregate such number of Shares as the optionee (or his personal representatives or legatees) shall have then paid for and as are specified in such written notice of exercise of option. If required by the Board of Directors by notification to the optionee, it shall be a condition of such exercise that the optionee shall represent that he is purchasing the Shares in respect of which the option is being exercised for investment only and not with a view to resale or distribution.

6.2 Options may be evidenced by a share option agreement, instrument or certificate in such form not inconsistent with this Plan, should the President of the Company, in his sole discretion, determine that such an agreement, instrument or certificate is desirable, provided that the substance of section 6.1 be included therein.

SECTION 7 - ADJUSTMENT TO SHARES SUBJECT TO THE OPTION

7.1 In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Company shall deliver to such optionee at the time of any subsequent exercise of his option in accordance with the terms hereof in lieu of the number of Shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such optionee would have held as a result of such subdivision if on the record date thereof the optionee had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

7.2 In the event of any consolidation of the Shares into a lesser number of Shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Company shall deliver to such optionee at the time of any subsequent exercise of his option in accordance with the terms hereof in lieu of the number of Shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such optionee would have held as a result of such consolidation if on the record date thereof the optionee had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

7.3 If at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in paragraphs 7.1 and 7.2 or, subject to the provisions of paragraph 8.4.1 hereof, the Company shall consolidate, merge or amalgamate with or into another company (the company resulting or continuing from such consolidation, merger or amalgamation being herein called the "**Successor Company**"), the optionee shall be entitled to receive upon the subsequent exercise of his option in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Company or the Successor Company (as the case may be) and/or other consideration from the Company or the Successor Company (as the case may be) that the optionee would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of paragraph 8.4.1 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, he had been the registered holder of the number of Shares to which he was immediately theretofore entitled upon such exercise.

## SECTION 8 - AMENDMENT OR DISCONTINUANCE OF THE PLAN

8.1 Subject to the exceptions set out below, the Board of Directors may amend, suspend or terminate this Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to the Plan without seeking shareholder approval:

8.1.1 amendments of a "housekeeping" or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

8.1.2 amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange);

8.1.3 amendments necessary in order for options to qualify for favourable treatment under applicable taxation laws;

8.1.4 amendments respecting administration of the Plan;

8.1.5 any amendment to the vesting provisions of the Plan or any option;

8.1.6 any amendment which reduces the exercise price or purchase price of an option held by an optionee who is not an insider of the Company;

8.1.7 any amendment to the early termination provisions of the Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

8.1.8 any amendment to the termination provisions of the Plan or any option, other than an option held by an insider in the case of an amendment extending the term of an option, provided any such amendment does not entail an extension of the expiry date of such option beyond its original expiry date;

8.1.9 the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of eligible participants of Shares under the Plan, and the subsequent amendment of any such provisions;

8.1.10 the addition or modification of a cashless exercise feature, payable in cash or Shares;

8.1.11 amendments necessary to suspend or terminate the Plan; and

8.1.12 any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

8.2 Shareholder approval will be required for the following types of amendments:

8.2.1 amendments to the number of Shares issuable under the Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage;

8.2.2 any amendment to the Plan that increases the length of the Blackout Extension Periods;

8.2.3 any amendment which reduces the exercise price or purchase price of an option held by an insider;

8.2.4 any amendment extending the term of an option held by an insider beyond its original expiry date except as otherwise permitted by the Plan; and

8.2.5 amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).

8.3 In the event of any conflict between subsections 8.1.1 to 8.1.12 and subsections 8.2.1 to 8.2.5 above, the latter shall prevail.

8.4 Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board of Directors in implementation thereof:

8.4.1 in the event the Company proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly-owned subsidiary of the Company) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Shares of the Company or any part thereof shall be made to all holders of Shares of the Company, the Company shall have the right, upon written notice thereof to each optionee holding options under this Plan, to permit the exercise of all such options within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and cease to have further force or effect whatsoever; and

8.4.2 the Board of Directors may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination for cause of the optionee's employment shall not apply for any reason acceptable to the Board of Directors.

8.5 Except as expressly set forth herein, no action of the Board or shareholders shall alter or impair the rights of an optionee without the consent of the affected optionee, under any option previously granted to such optionee.

## SECTION 9 - EFFECTIVE DATE OF PLAN

9.1 This Plan was adopted by the Board of Directors of Globex Mining Enterprises Inc. on the 13th day of January, 2003.

## SCHEDULE D

## AMENDED AND RESTATED
## 2006 STOCK OPTION PLAN

SECTION 1 - PURPOSE OF THE PLAN

1.1 The purpose of this Stock Option Plan (the "**Plan**") is to provide directors, officers and employees of, and service providers to, Globex Mining Enterprises Inc.. and its subsidiaries (collectively, the "**Company**") with a proprietary interest through the granting of options to purchase common shares (the "**Shares**") of the Company, subject to certain conditions as hereinafter set forth, for the following purposes:

1.1.1. to increase the interest in the Company's welfare of those directors, officers, employees and service providers who share primary responsibility for the management, growth and protection of the business of the Company;

1.1.2. to furnish an incentive to such directors, officers, employees and service providers to continue their services for the Company; and

1.1.3. to provide a means through which the Company may attract able persons to enter its employment.

1.2 For the purposes of the Plan, the term "service provider" shall mean any person or company, other than a director, officer or employee of the Company, engaged to provide ongoing management, consulting or other services for the Company or for any entity controlled by it.

SECTION 2 - ADMINISTRATION OF THE PLAN

2.1 The Plan shall be administered by the Board of Directors of the Company.

2.2 The Board of Directors of the Company may, from time-to-time, adopt, amend and rescind rules and regulations for carrying out the provisions and purposes of the Plan, subject to regulatory approval. The interpretation, construction and application of the Plan and any provisions thereof made by the Board of Directors of the Company shall be final and conclusive. No director shall be liable for any action taken or for any determination made in good faith in the administration, interpretation, construction or application of the Plan.

SECTION 3 - GRANTING OF OPTIONS

3.1 The Board of Directors of the Company may from time-to-time by resolution grant options to purchase Shares to directors, officers and/or employees of, and service providers to, the Company, provided that the total number of Shares to be issued under this Plan shall not exceed the number provided for in section 4 hereof.

3.2 Options may be granted by the Company only pursuant to resolutions of the Board of Directors.

3.3 Any option granted under this Plan shall be subject to the requirement that, if at any time counsel to the Company shall determine that the listing, registration or qualification of the Shares subject to such option upon any stock exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities commission, stock exchange or any governmental or regulatory authority or body, is necessary as a condition of, or in connection with, the grant or exercise of such option or the issuance or purchase of Shares hereunder, such option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board of Directors.

SECTION 4 - SHARES SUBJECT TO THE PLAN

4.1 The maximum number of Shares which may be issued under this Plan is one million five hundred thousand (1,500,000).

4.2 Shares in respect of which options are not exercised, due to the expiration, termination or lapse of such options, shall be available for options to be granted thereafter pursuant to the provisions of the Plan.

SECTION 5 - OPTION PRICE

5.1 The option price per Share which is the subject of any option shall be fixed by the Board of Directors of the Company at the time of granting the option. The option price for the Shares shall not be less than the Market Price of the Shares, as defined in section 5.2 hereof.

5.2 The term "Market Price" shall mean the closing sale price of the Shares on the Toronto Stock Exchange (the "**TSX**") on the business day immediately preceding the day on which the option is granted. In the event that the Shares did not trade on the TSX on the said day, "Market Price" shall mean the weighted average trading price of the Shares on the TSX for the last five days on which the Shares traded on the TSX immediately prior to the day on which the option is granted. In the event that the Shares are not listed or posted for trading on the TSX, the "Market Price" shall be the fair market value of the Shares as determined by the Board of Directors in its discretion.

SECTION 6 - CONDITIONS GOVERNING OPTIONS

6.1 Each option shall be subject to the following conditions:

6.1.1. Employment

The granting of an option to an officer or employee shall not impose upon the Company any obligation to retain the optionee in its employ.

6.1.2. Option Term

The maximum period during which an option is exercisable shall not, subject to the provisions of the Plan, exceed ten (10) years from the date the option is granted, after which the option shall lapse. However, if an option is to expire during a period when the optionee is prohibited by the Corporation from trading in the Shares pursuant to its policies (a "**Blackout Period**"), or within ten (10) business days of expiry of such Blackout Period, the term of such option shall automatically be extended for a period of ten (10) business days immediately following the end of the Blackout Period ("Blackout Extension Period").

6.1.3. Period for Exercise of Options

At the time of granting an option, the Board of Directors, at its discretion, may set a "vesting schedule", that is, one or more dates from which an option may be exercised in whole or in part. In such event, the Board of Directors shall not be under any obligation to set a "vesting schedule" in respect of any other option granted hereunder.

6.1.4. Non-assignability of Option Rights

Each option granted hereunder is personal to the optionee and shall not be assignable or transferable by the optionee, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased optionee. No option granted hereunder shall be pledged, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

6.1.5. Other Terms

The Board may at the time of granting options hereunder provide for additional terms and conditions which are not inconsistent with section 6 hereof.

6.1.6. Effect of Termination of Employment or Office or Death

6.1.6.1 Upon an optionee's employment with, or provision of services to, the Company being terminated for serious reason, any option not exercised prior to the date of termination shall immediately lapse and become null and void.

6.1.6.2 If an optionee dies or becomes, in the determination of the Board of Directors, permanently disabled, while employed by the Company or while a director thereof or a service provider thereto, any option or unexercised part thereof granted to such optionee may be exercised by the optionee or the person to whom the option is transferred by will or the laws of succession and distribution only for that number of shares which he was entitled to acquire under the option at the time of his death or permanent disability, as the case may be. Such option shall be exercisable within six (6) months after the optionee's death or permanent disability, as the case may be, or prior to the expiration of the term of the option, whichever occurs earlier.

6.1.6.3 Upon an optionee's employment, office or directorship with, or provision of services to, the Company terminating or ending otherwise than by reason of death, permanent disability or termination for serious reason, any option or unexercised part thereof granted to such optionee may be exercised by him only for that number of shares which he was entitled to acquire under the option at the time of such termination. Such option shall be exercisable within thirty (30) days after such termination or prior to the expiration of the term of the option, whichever occurs earlier.

6.1.7. Rights as a Shareholder

The optionee (or his personal representatives or legatees) shall have no rights whatsoever as a shareholder in respect of any Shares covered by his option until the date of issuance of a share certificate to him (or his personal representatives or legatees) for such Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

6.1.8. Method of Exercise

Subject to the provisions of this Plan, an option granted under this Plan shall be exercisable by the optionee (or his personal representatives or legatees) giving notice in writing to the Transfer Agent and Registrar of the Shares of the Company at its principal offices in Montreal, Quebec, with a copy to the Secretary of the Company at its head office, which notice shall specify the number of Shares in respect of which the option is being exercised and shall be accompanied by full payment, by cash or certified cheque, of the purchase price for the number of shares specified. Upon such exercise of the option, the Company shall forthwith cause the Transfer Agent and Registrar of the Shares of the Company to deliver to the optionee (or his personal representatives or legatees) a certificate in the name of the optionee representing in the aggregate such number of Shares as the optionee (or his personal representatives or legatees) shall have then paid for and as are specified in such written notice of exercise of option. If required by the Board of Directors by notification to the optionee, it shall be a condition of such exercise that the optionee shall represent that he is purchasing the Shares in respect of which the option is being exercised for investment only and not with a view to resale or distribution.

6.2 Options may be evidenced by a share option agreement, instrument or certificate in such form not inconsistent with this Plan, should the President of the Company, in his sole discretion, determine that such an agreement, instrument or certificate is desirable, provided that the substance of section 6.1 be included therein.

SECTION 7 - ADJUSTMENT TO SHARES SUBJECT TO THE OPTION

7.1 In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Company shall deliver to such optionee at the time of any subsequent exercise of his option in accordance with the terms hereof in lieu of the number of Shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such optionee would have held as a result of such subdivision if on the record date thereof the optionee had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

7.2 In the event of any consolidation of the Shares into a lesser number of Shares at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Company shall deliver to such optionee at the time of any subsequent exercise of his option in accordance with the terms hereof in lieu of the number of Shares to which he was theretofore entitled upon such exercise, but for the same aggregate consideration payable therefor, such number of Shares as such optionee would have held as a result of such consolidation if on the record date thereof the optionee had been the registered holder of the number of Shares to which he was theretofore entitled upon such exercise.

7.3 If at any time after the grant of an option to any optionee and prior to the expiration of the term of such option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in paragraphs 7.1 and 7.2 or, subject to the provisions of paragraph 8.4.1 hereof, the Company shall consolidate, merge or amalgamate with or into another company (the company resulting or continuing from such consolidation, merger or amalgamation being herein called the **"Successor Company"),** the optionee shall be entitled to receive upon the subsequent exercise of his option in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Company or the Successor Company (as the case may be) and/or other consideration from the Company or the Successor Company (as the case may be) that the optionee would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of paragraph 8.4.1 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, he had been the registered holder of the number of Shares to which he was immediately theretofore entitled upon such exercise.

SECTION 8 - AMENDMENT OR DISCONTINUANCE OF THE PLAN

8.1 Subject to the exceptions set out below, the Board of Directors may amend, suspend or terminate this Plan, or any portion thereof, at any time, and may do so without shareholder approval, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board of Directors may make the following types of amendments to the Plan without seeking shareholder approval:

8.1.1 amendments of a "housekeeping" or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

8.1.2 amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange);

8.1.3 amendments necessary in order for options to qualify for favourable treatment under applicable taxation laws;

8.1.4 amendments respecting administration of the Plan;

8.1.5 any amendment to the vesting provisions of the Plan or any option;

8.1.6 any amendment which reduces the exercise price or purchase price of an option held by an optionee who is not an insider of the Company;

8.1.7 any amendment to the early termination provisions of the Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

8.1.8 any amendment to the termination provisions of the Plan or any option, other than an option held by an insider in the case of an amendment extending the term of an option, provided any such amendment does not entail an extension of the expiry date of such option beyond its original expiry date;

8.1.9 the addition of any form of financial assistance by the Company for the acquisition by all or certain categories of eligible participants of Shares under the Plan, and the subsequent amendment of any such provisions;

8.1.10 the addition or modification of a cashless exercise feature, payable in cash or Shares;

8.1.11 amendments necessary to suspend or terminate the Plan; and

8.1.12 any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

8.2 Shareholder approval will be required for the following types of amendments:

8.2.1 amendments to the number of Shares issuable under the Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage;

8.2.2 any amendment to the Plan that increases the length of the Blackout Extension Periods;

8.2.3 any amendment which reduces the exercise price or purchase price of an option held by an insider;

8.2.4 any amendment extending the term of an option held by an insider beyond its original expiry date except as otherwise permitted by the Plan; and

8.2.5 amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).

8.3 In the event of any conflict between subsections 8.1.1 to 8.1.12 and subsections 8.2.1 to 8.2.5 above, the latter shall prevail.

8.4 Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board of Directors in implementation thereof:

8.4.1 in the event the Company proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly-owned subsidiary of the Company) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Shares of the Company or any part thereof shall be made to all holders of Shares of the Company, the Company shall have the right, upon written notice thereof to each optionee holding options under this Plan, to permit the exercise of all such options within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and cease to have further force or effect whatsoever; and

8.4.2 the Board of Directors may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination for cause of the optionee's employment shall not apply for any reason acceptable to the Board of Directors.

8.5 Except as expressly set forth herein, no action of the Board or shareholders shall alter or impair the rights of an optionee without the consent of the affected optionee, under any option previously granted to such optionee.

SECTION 9 - EFFECTIVE DATE OF PLAN

9.1 This Plan was adopted by the Board of Directors of Globex Mining Enterprises Inc. on the 1st day of March, 2006, and amended on the 14th day of March, 2006 and March 22, 2007.

# GLOBEX MINING ENTERPRISES INC.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

**Security Class**

**Holder Account Number**

## Form of Proxy - Annual General Meeting to be held on April 30, 2010

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

**Proxies submitted must be received by 5:00 pm, Eastern Time, on April 28, 2010.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!


**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**


**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

### If you vote by telephone or the Internet, DO NOT mail back this proxy.

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.**

**CONTROL NUMBER**




## Appointment of Proxyholder

**I/We, being holder(s) of GLOBEX MINING ENTERPRISES INC. hereby appoint:** Jack Stoch, or failing him, Dianne Stoch,

OR

**Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.**

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of GLOBEX MINING ENTERPRISES INC. to be held at the Offices of the Company, 86, 14th Street, Rouyn-Noranda, Quebec on April 30, 2010 at 9:30 a.m., and at any adjournment or postponement thereof.

**VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.**

| | For | Withhold |
|---|---|---|
| 1. **Election of Directors**<br>Vote FOR or WITHHOLD for all nominees proposed by Management | ☐ | ☐ |

| | For | Withhold |
|---|---|---|
| 2. **Appointment of Auditors**<br>The appointment of Samson Bélair/Deloitte & Touche s.e.n.c.r.l, Chartered Accountants, as auditors. | ☐ | ☐ |

**Authorized Signature(s) - This section must be completed for your instructions to be executed.**

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

**Interim Financial Statements** - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

**Annual Financial Statements** - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.



0 8 5 8 6 8 A R 1 G M X Q



Ref.: File no. 82-4025



**GLOBEX MINING ENTERPRISES INC.**
**86-14th Street**
**Rouyn-Noranda, Quebec**
**CANADA**
**J9X 2J1**

## NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual General Meeting of Shareholders (the "Meeting") of GLOBEX MINING ENTERPRISES INC. (the "Company") will be held at:

Place: The Offices of the Company
86, 14th Street
Rouyn-Noranda, Quebec

Date: Friday, April 30, 2010

Time: 9:30 a.m.

The purposes of the Meeting are:

1. To receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2009 and the auditors' report thereon;

2. To elect directors;

3. To appoint auditors and authorize the directors to fix their remuneration; and

4. To transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with the Company's transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. on April 28, 2010, or with the Secretary of the Company, before the commencement of the Meeting or at any adjournment thereof.

DATED at Rouyn-Noranda, Quebec, this 19th day of March, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)
Jack Stoch
President

Ref.: File no. 82-4025



FEE RULE
FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

---

**Reporting Issuer Name:** **GLOBEX MINING ENTERPRISES INC.**

**Financial Year Ending, used in calculating the participation fee:** **December 31, 2009**

**Complete Only One of 1, 2 or 3:**

**1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)**

Market value of equity securities:

| | | | |
|---|---|---|---|
| Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year | | 19,215,074 | |
| Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) | X | $ 1.23 | |
| Market value of class or series | = | $23,634,541 | |
| | | | $23,634,541 (A) |

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
**[Provide details of how determination was made.]** Nil (B)

**Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =** $23,634,541

**Total fee payable in accordance with Appendix A of the Rule** **$3,200**

**2009.02.22**

Ref.: File no. 82-4025

# Globex Mining Enterprises Inc.

GMX - TORONTO STOCK EXCHANGE
G1M - FRANKFURT STOCK EXCHANGE


GLOBEX

86 14th Street
Rouyn-Noranda
Quebec J9X 2J1 Canada



## REPORT UNDER SECTION 114 OF THE REGULATION RESPECTING SECURITIES (QUEBEC)

for the year ended December 31, 2009

| Stock Options | Number of Options | Weighted Average Price |
|---|---|---|
| Granted to service providers | 200,000 | $ 3.50 |
| Granted to employees | 33,800 | $ 0.97 |
| Exercised | Nil | - |
| Expired | 20,000 | $ 1.01 |

Dated at Rouyn-Noranda, Quebec on March 19, 2010.

**Globex Mining Enterprises Inc.**

(Signed)
Dianne Stoch,
Corporate Secretary

# MANAGEMENT PROXY CIRCULAR

## SOLICITATION OF PROXIES BY MANAGEMENT

**This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the management of Globex Mining Enterprises Inc. (the "Company") of proxies to be used at the Annual General Meeting of shareholders (the "Meeting") of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting.** It is expected that the solicitation will be made primarily by mail. However, officers, directors and employees of the Company may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Company.

## APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Company. A shareholder has the right to appoint as his or her proxy a person, who need not be a shareholder, other than those whose names are printed on the accompanying form of proxy. **A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.** To be valid, the duly-completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. on April 28, 2010. The instrument appointing a proxy holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. on April 28, 2010 or with the Secretary of the Company before the commencement of the Meeting or at any adjournment thereof.

## EXERCISE OF DISCRETION BY PROXIES

**Common shares represented by properly-executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted for the: (i) election of directors; and (ii) appointment of auditors.** Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters.

## VOTING SHARES

As at March 19, 2010, there were 19,240,074 issued and outstanding common shares of the Company. Each common share entitles the holder thereof to one vote. The Company has fixed March 19, 2010 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of the Meeting. Any registered shareholder of record as at the close of business on the Record Date will be entitled to vote at the Meeting.

## NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a non-registered shareholder (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive it. Intermediaries often use service companies to forward meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

(a) typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. on April 28, 2010.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address and before the date set out above.

**In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.**

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

## PRINCIPAL HOLDER

As of March 19, 2010, to the best knowledge of the executive officers and directors of the Company, the following is the only person who beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding common shares of the Company:

| Name | Number of Common Shares | Percentage of Common Shares |
|---|---|---|
| Géoconseils Jack Stoch Ltée (1) (2) | 2,079,827 | 10.81% |

(1) Géoconseils Jack Stoch Ltée is wholly-owned by Jack Stoch, President and Chief Executive Officer and a director of the Company.
(2) The information set above is taken from SEDI, and is not within the direct knowledge of the executive officers and directors of the Company, other than Jack Stoch.

## ELECTION OF DIRECTORS

The Board of Directors of the Company (the "Board") currently consists of five directors. The persons named in the enclosed form of proxy intend to vote for the election of the five nominees whose names are set forth below. Each director will hold office until the next annual general meeting of shareholders or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by removal, death or other cause.

The following table sets out the name and municipality of residence of each of the persons proposed to be nominated for election as director, all other positions and offices with the Company now held by such person, his or her principal occupation, the year in which such person became a director of the Company, and the number of common shares of the Company that such person has advised are beneficially owned or over which control or direction is exercised, directly or indirectly, by such person as at the date indicated below.

| Name and position with the Company | Principal occupation | First year as director | Number of common shares beneficially owned or over which control or direction is exercised as at March 19, 2010 |
|---|---|---|---|
| Jack Stoch<br>Rouyn-Noranda, Quebec, Canada<br>President, Chief Executive Officer and Director | President and Chief Executive Officer of the Company | 1983 | 2,079,827 |
| Dianne Stoch<br>Rouyn-Noranda, Quebec, Canada<br>Corporate Secretary and Director | Private Consultant | 1985 | 557,047 |
| Chris Bryan [(1) (2) (3)]<br>Whitby, Ontario, Canada<br>Director | Mining Analyst (retired) | 1983 | 22,500 |
| Ian Atkinson [(1) (2) (3)]<br>Toronto, Ontario, Canada<br>Director | Vice President<br>Exploration Centerra Gold Inc.<br>(mining company) | 1986 | - |
| Joel Schneyer [(1) (2) (3)]<br>Parker, Colorado, USA<br>Director | President<br>Mercantile Resource Finance, Inc.<br>(advisor-mining sector) | 1997 | 50,000 |

(1) Member of the Audit Committee.
(2) Member of the Corporate Governance Committee.
(3) Member of the Compensation Committee.

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction, is not within the knowledge of the Company and has been furnished by the respective nominees individually. The Company does not have an Executive Committee of the Board.

None of the foregoing nominees for election as director of the Company:

(a) is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:

(i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an "Order"), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b) is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the exception of Jack Stoch, who was a director of Strategic Resource Acquisition Corporation, which filed for protection in the United States under Chapter 11 of the U.S. Bankruptcy Code and under the *Companies' Creditors Arrangement Act* (Canada) in January 2009. On August 17, 2009, Strategic Resource Acquisition Corporation successfully completed its restructuring and emerged from protection under the *Companies' Creditors Arrangement Act* (Canada); or

(c) has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

None of the foregoing nominees for election as director of the Company has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

## DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains directors' and officers' liability insurance coverage against liability incurred by the directors and officers of the Company serving in such capacity. The current annual coverage limit for the Company is $5,000,000. There is generally a deductible of $25,000 unless provided otherwise under the insurance policy. The most recent annual premium paid by the Company under this coverage was $13,900, no part of which is payable by the directors or officers of the Company.

## COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

This section describes the Company's compensation for each person who acted as President and Chief Executive Officer ("CEO") and Chief Financial Officer during the Company's last financial year (each a "Named Executive Officer" or "NEO" and collectively the "Named Executive Officers"). No other executive officer of the Company received total compensation from the Company of more than $150,000 in the Company's last financial year. This section addresses the Company's philosophy and objectives and provides a review of the process that the Compensation Committee follows in deciding how to compensate the Named Executive Officers. This section also provides discussion and analysis of the Compensation Committee's specific decisions about the compensation of the Named Executive Officers for the financial year ended December 31, 2009.

*Compensation Process and objective*

The Named Executive Officers' compensation is determined by the Board upon recommendations made by the Compensation Committee. The Company's executive compensation program is generally designed to pay for performance and be competitive with other companies of comparable size in similar fields.

The President and Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Company's executive officers, other than himself, for approval by the Board. The Compensation Committee makes recommendations to the Board as to the compensation of the President and Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of all other executive officers is based.

The Company is an exploration company which sustained a net loss in 2009. Currently, the compensation of the senior executives of the Company comprises two components: (i) the payment of an amount in cash; and (ii) the grant of options to purchase common shares of the Company under existing stock option plans. The basic cash payment is determined through analysis of salaries paid by companies in a comparable group, as well as individual performance as determined by the degree of achievement of business operating goals. The use of stock options as a form of remuneration allows the Company to recognize and reward the performance of its senior executives while conserving cash. The cash compensation received by the Company's senior executives for the fiscal year ended December 31, 2009 is equivalent or below that received by senior executives of other comparable Canadian companies in the same industry.

As a diversified exploration company, with revenue primarily derived from property options and royalty payments, performance is largely dependent on metal prices, the success of partners at finding and developing mines, and market conditions, which elements are largely beyond the control of management.

Subject to financial constraints, corporate-level goals for which management is held accountable are listed below. Each goal is equally weighted.

- Securing equity financing as required;
- The quantity and quality of exploration properties acquired;
- Where and how exploration is conducted;
- Marketing of properties for option or sale; and
- Marketing the Company.

*Consulting fees*

The consulting fees of the Named Executive Officers are reviewed annually to ensure they reflect a balance of market conditions, the levels of responsibility and accountability of each role, the skill and competencies of the individual, retention considerations as well as the level of demonstrated performance.

Consulting fees are set by the Compensation Committee on the basis of its opinion as to a fair and responsible compensation package, taking into account the contribution of the President and Chief Executive Officer to the Company's long-term growth and the Compensation Committee members' knowledge of remuneration practices in Canada.

*Stock Option Plan*

The Company provides long-term incentive compensation to its Named Executive Officers through the Stock Option Plan. The Stock Option Plan is described in detail below under the heading "Securities Authorized for Issuance under Equity Compensation Plans". The Compensation Committee recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and market conditions. Other than 20,000 stock options granted to Mr. James Wilson, Chief Financial Officer and treasurer of the Company, details of which are described under the heading "Summary Compensation Table", no stock options were granted to the Named Executive Officers during the fiscal year ended December 31, 2009.

*Performance Graph*

The following graph compares the total return of a $100 investment in the common shares of the Company made on January 1, 2005 with the cumulative return of the S&P/TSX Composite Index and NEO Total Compensation (assuming 2005 opening $87,500) for the period from January 1, 2005 to December 31, 2009.


FIVE-YEAR CUMULATIVE TOTAL RETURN
January 1, 2005 - December 31, 2009
$1,250
$1,000
$750
$500
$250
$0
Globex Share Price
S&P/TSX Composite Index
NEO Total Compensation

| | 1 Jan. 2005 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|
| Globex Share Price | $100 | $582 | $1,022 | $470 | $145 | $206 |
| S&P/TSX Composite Index | $100 | $122 | $140 | $150 | $97 | $127 |
| NEO Total Compensation | $100 | $367 | $185 | $185 | $320 | $352 |

As an exploration company generating modest amounts of hard cash, management's emphasis has been on cash conservation. In 2005, the aggregate total compensation paid to the two full-time NEOs was $321,400, which included 600,000 options having a fair market value of $170,400. In 2006, the Board approved a modest cash increase to $162,000 from $151,000; there were no increases in 2007. The Board acknowledged that despite such increase, the compensation being paid to the NEOs was not in line with industry peers. Consequently, in 2008, the total NEO compensation was increased to $270,000 (excluding stock options) in recognition of business achievements and to realize market catch-up. In 2008, the Company anticipated significant royalties from production at both the Fabie Bay Mine in Quebec and the Mid-Tennessee Mine in the United States. Before the end of 2008, both of these mines were facing closure due to plummeting metal prices precipitated by the world-wide economic crisis. The anticipated cash from royalties disappeared due to circumstances beyond the control of management. In 2009, the aggregate total compensation paid to the two full-time NEOs and a third NEO who joined the Company in late 2009 was $307,920 and included 20,000 stock options with an accounting fair value of $21,370. There were no increases in 2009 in total compensation paid to the two full-time NEOs. Adequate cash reserves continue to be central to the stability and future growth and development of the Company.

**Summary of the Compensation of the Named Executive Officers**

The following table provides information for the fiscal years ended December 31, 2009 and 2008, regarding compensation paid to or earned by the Named Executive Officers. No other executive officer of the Company received more than $150,000 in total compensation during the fiscal year ended December 31, 2009.

**Summary Compensation Table**

| Name and Principal Occupation | Year | Salary ($) | Share-Based Awards ($) | Option-Based Awards ($) | Non-Equity Incentive Plan Compensation ($) | | Pension Value ($) | All other Compensation ($) | Total Compensation ($) |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Annual Incentive Plans ($) | Long-Term Incentive Plans ($) | | | |
| Jack Stoch<br>President and Chief Executive Officer | 2009<br>2008 | 160,000[1]<br>160,000[1] | —<br>— | —<br>— | —<br>— | —<br>— | —<br>— | —<br>— | 160,000<br>160,000 |
| Dianne Stoch<br>Corporate Secretary<br>Former Chief Financial Officer | 2009<br>2008 | 120,000[2]<br>120,000[2] | —<br>— | —<br>— | —<br>— | —<br>— | —<br>— | —<br>— | 120,000<br>120,000 |
| James Wilson<br>Chief Financial Officer and Treasurer | 2009 | 6,550[3] | — | 21,370[4] | — | — | — | — | 27,920 |

(1) Mr. Stoch is compensated for acting as President and Chief Executive Officer of the Company through a management services agreement entered into between Géoconseils Jack Stoch Ltée, a company controlled by Mr. Stoch, and the Company. The figures presented in this table represent the management fee paid to Géoconseils Jack Stoch Ltée.

(2) Ms. Stoch is compensated for acting as Secretary-Treasurer and Chief Financial Officer of the Company through a management services agreement entered into between her and the Company. The figures presented in this table represent the management fee paid to Ms. Stoch. On November 26, 2009, Ms. Stoch resigned as Chief Financial Officer and Treasurer, while continuing in the position of Corporate Secretary.

(3) On November 26, 2009, Mr. Wilson was appointed Chief Financial Officer and Treasurer of the Company. Mr. Wilson is compensated through a management services agreement entered into between him and the Company, based on an annual salary of $150,000.

(4) In determining the fair value of options awarded, the Black-Scholes methodology, a common and established method, was used with the following hypothesis : (i) risk-free interest rate: 2.88% ; (ii) expected volatility in the market price of the common shares: 78.63% ; (iii) expected dividend yield: 0% ; and (iv) expected life: five years. The fair value per option, established on the basis of such methodology, is $1.069.

**Incentive Plan Awards**

*Outstanding share-based awards and option-based awards as at December 31, 2009.*

The following table sets out all awards to the Named Executive Officers outstanding at the end of the most recently-completed fiscal year:

| Name | Option Based Awards | | | | Share Based Awards | |
|---|---|---|---|---|---|---|
| | Number of securities underlying unexercised options | Option Exercise Price ($) | Option Expiration Date | Value of unexercised in-the-money options [1] ($) | Number of shares or units of shares that have not vested | Market or payout value of share-based awards that have not vested ($) |
| Jack Stoch | 83,000 | 0.20 | March 22, 2011 | 97,940 | — | — |
| | 400,000 | 0.32 | May 10, 2011 | 424,000 | — | — |
| | 75,000 | 0.34 | November 12, 2012 | 78,000 | — | — |
| | 200,000 | 0.80 | November 7, 2015 | 116,000 | — | — |
| Dianne Stoch | 350,000 | 0.32 | May 10, 2011 | 371,000 | — | — |
| | 200,000 | 0.34 | November 12, 2012 | 208,000 | — | — |
| | 200,000 | 0.80 | November 7, 2015 | 116,000 | — | — |
| James Wilson | 20,000 | 1.65 | October 5, 2014 | — | — | — |

(1) The value of unexercised in-the-money options is calculated using the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2009 ($1.38) less the respective exercise prices of the options.

*Incentive plan awards – value vested or earned during the year*

| Name | Option-based awards – Value vested during the year [1] ($) | Share-based awards – Value vested during the year ($) | Non-equity incentive plan compensation – Value earned during the year ($) |
|---|---|---|---|
| Jack Stoch | Nil | — | — |
| Dianne Stoch | Nil | — | — |
| James Wilson | Nil | — | — |

(1) The aggregate dollar value that would have been realized if stock options had been exercised on the vesting date.

**Pension Plan Benefits**

The Company has no pension plan in place.

**Termination and Change of Control Benefits**

*Management Services Agreement with Jack Stoch*

Mr. Stoch has served the Company as President and a director for more than 25 years. In April, 2004, the Company entered into a management services agreement with Mr. Stoch. The agreement provides that in the event of a change of control of the Company, Mr. Stoch will receive a lump sum payment equal to $50,000 multiplied by the number of years during which he was employed by or served the Company prior to the change of control. This amount must be paid in cash, in full, no later than 30 days after the change of control. Furthermore, the agreement provides that in the event of termination of Mr. Stoch's services without cause, constructive termination without cause or termination due to death or disability, Mr. Stoch would be entitled to: (a) payment of his compensation for a period equal to 24 months, the amount being the greater of either Mr. Stoch's then current annual compensation or the average of Mr. Stoch's base compensation during the three years prior to the termination, but not less than $150,000 per year, payable in cash, in full, no later than 30 days after the date of termination; (b) any amounts of bonus earned for that year, adjusted on a pro-rata basis and payable within 30 days after the date of termination; (c) continued participation in employee benefits, plans and programs until the earlier of the expiration of the 24-month period or the date at which Mr. Stoch receives equivalent coverage from a subsequent employer; (d) reimbursement of any business expenses incurred; (e) payment of an automobile allowance of $1,000 on a monthly basis during the 24-month period; (f) all other benefits in effect at the time of termination; and (g) reimbursement of up to a maximum of $30,000 for the use of outplacement services and career counseling during the 24-month period.

*Management Services Agreement with Dianne Stoch*

Ms. Stoch has served the Company as Secretary-Treasurer and Director for more than 23 years. In April, 2004, the Company entered into a management services agreement with Ms. Stoch. The agreement provides that in the event of a change of control of the Company, Ms. Stoch will receive a lump sum payment equal to $50,000 multiplied by the number of years during which she was employed by or served the Company prior to the change of control. This amount must be paid in cash, in full, no later than 30 days after the change of control. Furthermore, the agreement provides terms in the event of termination of Ms. Stoch's services without cause, constructive termination without cause or termination due to death or disability, Ms. Stoch would be entitled to: (a) payment of her compensation for a period equal to 24 months, the amount being the greater of either Ms. Stoch's then current annual compensation or the average of Ms. Stoch's base compensation during the three years prior to the termination, but not less than $150,000 per year, payable in cash, in full, no later than 30 days after the date of termination; (b) any amounts of bonus earned for that year, adjusted on a pro-rata basis and payable within 30 days after the date of termination; (c) continued participation in employee benefits, plans and programs until the earlier of the expiration of the 24 -month period or the date at which Ms. Stoch receives equivalent coverage from a subsequent employer; (d) reimbursement of any business expenses incurred; (e) payment of an automobile allowance of $1,000 on a monthly basis during the 24-month period; (f) all other benefits in effect at the time of termination; and (g) reimbursement of up to a maximum of $30,000 for the use of outplacement services and career counseling during the 24-month period.

**Summary of the Compensation of Directors**

During the fiscal year ended December 31, 2009, the Company did not pay any cash remuneration to its directors who are also executives of the Company for their services as directors. Independent directors received $1,000 for each Board or committee meeting they attended. During 2009, two Board meetings were held at which all independent directors were present and one Audit Committee meeting was held which was attended by two of the three independent directors. The following table sets out the details of the compensation received by the independent directors during the fiscal year ended December 31, 2009.

| Name | Fees earned ($) | Share-based awards ($) | Option-based awards[1] ($) | Non-equity incentive plan compensation ($) | Pension value ($) | All other compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Ian Atkinson | 2,000 | — | — | — | — | — | 2,000 |
| Chris Bryan | 3,000 | — | — | — | — | — | 3,000 |
| Joel Schneyer | 3,000 | — | — | — | — | — | 3,000 |

There were no share or option-based awards to directors in 2009.

**Share-based awards, option-based awards and non-equity incentive plan compensation**

*Outstanding share-based awards and option-based awards as at December 31, 2009.*

The following table sets out all awards to the Company's independent directors outstanding at the end of the most recently - completed fiscal year:

| Name | Option Based Awards | | | | Share Based Awards | |
|---|---|---|---|---|---|---|
| | Number of securities underlying unexercised options | Option Exercise Price ($) | Option Expiration Date | Value of unexercised in-the-money options [1] ($) | Number of shares or units of shares that have not vested | Market or payout value of share-based awards that have not vested ($) |
| Ian Atkinson | 50,000 | 1.01 | Oct. 9, 2013 | 18,500 | Nil | — |
| | 50,000 | 0.75 | May 10, 2015 | 31,500 | Nil | — |
| | 50,000 | 4.45 | Sept. 26, 2016 | — | Nil | — |
| Chris Bryan | 25,000 | 0.25 | Mar. 22, 2012 | 28,250 | Nil | — |
| | 25,000 | 0.34 | Nov. 12, 2012 | 26,000 | Nil | — |
| | 50,000 | 1.01 | Oct. 9, 2013 | 18,500 | Nil | — |
| | 50,000 | 4.45 | Sept. 26, 2016 | — | Nil | — |
| Joel Schneyer | 50,000 | 1.01 | Oct. 9, 2013 | 18,500 | Nil | — |
| | 50,000 | 0.75 | May 10, 2015 | 31,500 | Nil | — |
| | 50,000 | 4.45 | Sept. 26, 2016 | — | Nil | — |

(1) The value of unexercised in-the-money options is calculated using the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2009 ($1.38) less the respective exercise prices of the options.

*Incentive plan awards – value vested or earned during the year*

| Name | Option-based awards - Value vested during the year ($)[1] | Share-based awards - Value vested during the year ($) | Non-equity incentive plan compensation – Value earned during the year ($) |
|---|---|---|---|
| Ian Atkinson | Nil | — | — |
| Chris Bryan | Nil | — | — |
| Joel Schneyer | Nil | — | — |

(1) The aggregate dollar value that would have been realized if stock options had been exercised on the vesting date.

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain details as at December 31, 2009, the end of the Company's last fiscal year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

| Plan Category | Number of shares to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of shares remaining available for future issuance under the Equity Compensation Plans (excluding securities reflected in column (a) (c) |
|---|---|---|---|
| Equity compensation plans previously approved by shareholders | 2,855,500 | $1.12 | 445,000 |
| Equity compensation plans not previously approved by shareholders | Nil | Nil | Nil |

Companies listed on the Toronto Stock Exchange are required to disclose on an annual basis, in their information circulars, or other annual disclosure documents distributed to all security holders, the terms of their security based compensation arrangements and any amendments adopted to such arrangements during the most recently-completed financial year. Under the TSX Company Manual, security based compensation arrangements include, for example, stock option plans, stock purchase plans where the listed issuer provides financial assistance or where the listed issuer matches the whole or a portion of the securities being purchased, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the listed issuer. In general, arrangements or plans that do not involve the issuance from treasury or potential issuance from treasury of securities of the listed issuer are not security based compensation arrangements for the purposes of the TSX Company Manual.

The Company currently has in place three stock option plans: the 1995 Stock Option Plan, the 2003 Stock Option Plan and the 2006 Stock Option Plan. In addition, the Company was previously authorized to grant options to purchase common shares to directors and officers of the Company by way of a resolution of the Board adopted on March 20, 1987 (the "1987 Stock Option Resolution"). The required disclosure regarding the 1995 Stock Option Plan, 2003 Stock Option Plan and 2006 Stock Option Plan is set out below under the headings "1995 Stock Option Plan", "2003 Stock Option Plan" and "2006 Stock Option Plan", respectively.

The 1987 Stock Option Resolution was adopted for the purpose of granting options to senior executives of the Company. The maximum number of options that may be granted under the 1987 Stock Option Resolution is 280,000, representing approximately, 1.46% of the Company's issued and outstanding common shares. At present, there are no options outstanding under the 1987 Stock Option Resolution.

Under the 1987 Stock Option Resolution: (a) the exercise price of an option is determined by the Board, at its discretion, at the time it is granted; (b) the maximum period during which an option may be exercised is ten years from the date on which it is granted; and (c) each option granted under the 1987 Stock Option Resolution is personal to the optionee and is not assignable or transferable.

The 1987 Stock Option Resolution provides that upon an optionee's employment with the Company ending, any option may be exercised for that number of common shares which the optionee was entitled to acquire at the time of such termination. Such option may be exercised for a period of 30 days after such termination. If an optionee dies, any option may be exercised for that number of common shares which the optionee was entitled to acquire at the time of death. Such option may be exercised for a period of 30 days after the date of death.

The 1987 Stock Option Resolution does not contain any rules or restrictions regarding the "vesting schedule" for options granted thereunder. As a result, the "vesting schedule" for options granted under the 1987 Stock Option Resolution is at the discretion of the Board at the time of the grant.

There are no restrictions in the 1987 Stock Option Resolution regarding: (a) the maximum number of common shares that may be issued to insiders of the Company upon the exercise of options; or (b) the maximum number of common shares that any one person or company is entitled to receive upon the exercise of options.

Finally, the 1987 Stock Option Resolution does not provide any procedure for amending the terms of options granted thereunder.

## 1995 STOCK OPTION PLAN

On March 27, 1995, the Board adopted the 1995 Stock Option Plan (the "1995 Plan"). In April 2001, the Board amended the 1995 Plan so as to increase the number of common shares that could be issued thereunder from 648,000 to 2,148,000. On November 7, 2005, the Board adopted a resolution amending the 1995 Plan so as to remove the restriction prohibiting any one person from holding an aggregate number of options from all stock option plans of the Company that, if exercised, would exceed 5% of the aggregate number of issued and outstanding common shares of the Company. On March 22, 2007, the Board adopted a resolution amending the 1995 Plan to provide for: (a) a detailed amendment provision replacing the existing general amendment provision; (b) the possibility to extend options expiring during or within ten business days of the end of a blackout period imposed by the Company; and (c) other minor amendments of a housekeeping nature.

The 1995 Plan and the amendments thereto were approved by the shareholders of the Company on May 12, 1995, June 8, 2001, May 5, 2006 and May 1, 2007, respectively.

Among the objectives of the 1995 Plan is to provide directors, officers and employees of, and service providers to, the Company with a proprietary interest through the granting of options to purchase common shares of the Company. The 1995 Plan is also intended to increase the interest in the Company's welfare of those directors, officers, employees and service providers who share primary responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such directors, officers, employees and service providers to continue their services for the Company and to provide a means through which the Company may attract able persons to enter its employment. Under the 1995 Plan, the Board may by resolution grant options to directors, officers and employees of, and service providers to, the Company, provided that the total number of common shares issued under the 1995 Plan does not exceed 2,148,000.

At present, there are options outstanding in respect of 1,208,000 common shares under the 1995 Plan, representing approximately 6.28% of the Company's issued and outstanding common shares, and no options are available to be granted under the 1995 Plan.

Under the 1995 Plan: (a) the exercise price of an option is determined by the Board at the time it is granted, but cannot be lower than the closing sale price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the day on which the option is granted; (b) the maximum period during which an option may be exercised is ten years from the date on which it is granted; and (c) each option granted under the 1995 Plan is personal to the optionee and is not assignable or transferable except by will or by the laws of succession of the place of domicile of the deceased optionee. There is no financial assistance available under the 1995 Plan to directors, officers, employees and service providers.

Under the 1995 Plan, upon an optionee's employment with the Company being terminated for cause, any option not exercised terminates immediately. If an optionee dies, any option may be exercised for that number of common shares which the optionee was entitled to acquire at the time of death. Such option may be exercised for a period of 30 days after the date of death or prior to the expiration of the term of the option, whichever occurs earlier. Upon an optionee's employment, office or directorship or consulting services ending other than by reason of death or termination for cause, any option may be exercised for that number of common shares which the optionee was entitled to acquire at the time of such termination. Such option may be exercised for a period of 30 days after such termination or prior to the expiration of the term of the option, whichever occurs earlier.

The 1995 Plan does not contain any rules or restrictions regarding the "vesting schedule" for options granted thereunder. As a result, the "vesting schedule" for options granted under the 1995 Plan is at the discretion of the Board at the time of the grant.

Notwithstanding anything contained to the contrary in the 1995 Plan or in any resolution of the Board in the implementation thereof: (a) in the event the Company proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly-owned subsidiary of the Company) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the common shares of the Company or any part thereof shall be made to all holders of common shares of the Company, the Company shall have the right, upon written notice thereof to each optionee holding options under the 1995 Plan, to permit the exercise of all such options within the 20-day period following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and cease to have further force or effect whatsoever; (b) the Board may, by resolution, advance the date on which any option may be exercised in a manner to be set forth in such resolution and any such advancement shall not oblige the Board to advance the date on or by which any option may be exercised by any other optionee; and (c) the Board may, by resolution, but subject to applicable regulatory requirements decide that any of the provisions of the 1995 Plan concerning the termination of an option shall not apply for any reason acceptable to the Board.

Subject to obtaining the necessary regulatory approvals, the Board may amend or discontinue the 1995 Plan at any time, provided, however, that no such amendment may adversely affect the rights of any person to whom options have previously been granted under the 1995 Plan, without first obtaining the consent of such person, except to the extent required by law.

There are no restrictions in the 1995 Plan regarding the maximum number of common shares that may be issued to insiders of the Company upon the exercise of options.

## 2003 STOCK OPTION PLAN

On January 13, 2003, the Board adopted the 2003 Stock Option Plan (the "2003 Plan"). Among the objectives of the 2003 Plan is to provide directors, officers and employees of, and service providers to, the Company with a proprietary interest through the granting of options to purchase common shares of the Company. On November 7, 2005, the Board adopted a resolution amending the 2003 Plan so as to remove the restriction prohibiting any one person from holding an aggregate number of options from all stock option plans of the Company that, if exercised, would exceed 5% of the aggregate number of issued and outstanding common shares of the Company. On March 22, 2007, the Board adopted a resolution amending the 2003 Plan to provide for: (a) a detailed amendment provision replacing the existing general amendment provision; (b) the possibility to extend options expiring during or within ten business days of the end of a blackout period imposed by the Company; and (c) other minor amendments of a housekeeping nature.

The 2003 Plan and the amendments thereto were approved by the shareholders of the Company on June 16, 2003, May 5, 2006 and May 1, 2007, respectively.

The 2003 Plan is also intended to increase the interest in the Company's welfare of those directors, officers, employees and service providers who share primary responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such directors, officers, employees and service providers to continue their services for the Company and to provide a means through which the Company may attract able persons to enter its employment. Under the 2003 Plan, the Board may by resolution grant options to directors, officers and employees of, and service providers to, the Company, provided that the total number of common shares issued under the 2003 Plan does not exceed 1,300,000.

At present, there are options outstanding in respect of 600,000 common shares under the 2003 Plan, representing approximately 3.12% of the Company's issued and outstanding common shares, and no options are available to be granted under the 2003 Plan.

Under the 2003 Plan: (a) the exercise price of an option is determined by the Board at the time it is granted, but cannot be lower than the closing sale price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the day on which the option is granted; (b) the maximum period during which an option may be exercised is ten years from the date on which it is granted; (c) at the time of granting an option, the Board, at its discretion, may set a "vesting schedule", that is, one or more dates from which an option may be exercised in whole or in part; and (d) each option granted under the 2003 Plan is personal to the optionee and is not assignable or transferable except by will or by the laws of succession of the place of domicile of the deceased optionee. There is no financial assistance available under the 2003 Plan to directors, officers, employees and service providers.

Under the 2003 Plan, upon an optionee's employment with the Company being terminated for cause, any option not exercised terminates immediately. If an optionee dies or becomes permanently disabled, any option may be exercised for that number of common shares which the optionee was entitled to acquire at the time of death or permanent disability. Such option may be exercised for a period of six months after the date of death or permanent disability, as the case may be, or prior to the expiration of the term of the option, whichever occurs earlier. Upon an optionee's employment, office or directorship or consulting services ending other than by reason of death, permanent disability or termination for cause, any option may be exercised for that number of common shares which the optionee was entitled to acquire at the time of such termination. Such option may be exercised for a period of 30 days after such termination or prior to the expiration of the term of the option, whichever occurs earlier.

Notwithstanding anything contained to the contrary in the 2003 Plan or in any resolution of the Board in the implementation thereof: (a) in the event the Company proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly-owned subsidiary of the Company) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the common shares of the Company or any part thereof shall be made to all holders of common shares of the Company, the Company shall have the right, upon written notice thereof to each optionee holding options under the 2003 Plan, to permit the exercise of all such options within the 20-day period following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and cease to have further force or effect whatsoever; (b) the Board may, by resolution, advance the date on which any option may be exercised in a manner to be set forth in such resolution and any such advancement shall not oblige the

Board to advance the date on or by which any option may be exercised by any other optionee; and (c) the Board may, by resolution, but subject to applicable regulatory requirements, including, without limitation, those of the Toronto Stock Exchange, decide that any of the provisions of the 2003 Plan concerning the termination of an option shall not apply for any reason acceptable to the Board.

Subject to obtaining the necessary regulatory approvals, including, without limitation, that of the Toronto Stock Exchange, the Board may amend or discontinue the 2003 Plan at any time, provided, however, that no such amendment may adversely affect the rights of any person to whom options have previously been granted under the 2003 Plan, without first obtaining the consent of such person, except to the extent required by law.

There are no restrictions in the 2003 Plan regarding the maximum number of common shares that may be issued to insiders of the Company upon the exercise of options.

## 2006 STOCK OPTION PLAN

On March 1, 2006, the Board adopted the 2006 Stock Option Plan (the "2006 Plan"). Among the objectives of the 2006 Plan is to provide directors, officers and employees of, and service providers to, the Company with a proprietary interest through the granting of options to purchase common shares of the Company. The 2006 Plan is also intended to increase the interest in the Company's welfare of those directors, officers, employees and service providers who share primary responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such directors, officers, employees and service providers to continue their services for the Company and to provide a means through which the Company may attract able persons to enter its employment. Under the 2006 Plan, the Board may by resolution grant options to directors, officers and employees of, and service providers to, the Company, provided that the total number of common shares issued under the 2006 Plan does not exceed 1,500,000. The total number of common shares which may be issued under the 2006 Plan represents approximately 7.80% of the Company's currently issued and outstanding common shares. On March 22, 2007, the Board adopted a resolution amending the 2006 Plan to provide for: (a) a detailed amendment provision replacing the existing general amendment provision; (b) the possibility to extend options expiring during or within ten business days of the end of a blackout period imposed by the Company; and (c) other minor amendments of a housekeeping nature.

The 2006 Plan and the amendment thereto were approved by the shareholders of the Company on May 5, 2006 and May 1, 2007, respectively.

Under the 2006 Plan: (a) the exercise price of an option is determined by the Board at the time it is granted, but cannot be lower than the closing sale price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the day on which the option is granted; (b) the maximum period during which an option may be exercised is ten years from the date on which it is granted; (c) at the time of granting an option, the Board, at its discretion, may set a "vesting schedule", that is, one or more dates from which an option may be exercised in whole or in part; and (d) each option granted under the 2006 Plan is personal to the optionee and is not assignable or transferable except by will or by the laws of succession of the place of domicile of the deceased optionee. There is no financial assistance available under the 2006 Plan to directors, officers, employees and service providers.

There are no restrictions in the 2006 Plan regarding: (a) the maximum number of common shares that may be issued to insiders of the Company upon the exercise of options; or (b) the maximum number of common shares that any one person or company is entitled to receive upon the exercise of options.

At present, there are options outstanding in respect of 1,247,500 common shares under the 2006 Plan, representing approximately 6.48% of the Company's issued and outstanding common shares, and options may be granted in respect of an additional 205,000 common shares, representing approximately 2.11% of the Company's issued and outstanding common shares.

Under the 2006 Plan, upon an optionee's employment with the Company being terminated for cause, any option not exercised terminates immediately. If an optionee dies or becomes permanently disabled, any option may be exercised for that number of common shares which the optionee was entitled to acquire at the time of death or permanent disability. Such option may be exercised for a period of six months after the date of death or permanent disability, as the case may be, or prior to the expiration of the term of the option, whichever occurs earlier. Upon an optionee's employment, office or directorship or consulting services ending other than by reason of death, permanent disability or termination for cause, any option may be exercised for that number of common shares which the optionee was entitled to acquire at the time of such termination. Such option may be exercised for a period of 30 days after such termination or prior to the expiration of the term of the option, whichever occurs earlier.

Notwithstanding anything to the contrary contained in the 2006 Plan or in any resolution of the Board in the implementation thereof: (a) in the event the Company proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly-owned subsidiary of the Company) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the common shares of the Company or any part thereof shall be made to all holders of common shares of the Company, the

Company shall have the right, upon written notice thereof to each optionee holding options under the 2006 Plan, to permit the exercise of all such options within the 20-day period following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and cease to have further force or effect whatsoever; (b) the Board may, by resolution, advance the date on which any option may be exercised in a manner to be set forth in such resolution and any such advancement shall not oblige the Board to advance the date on or by which any option may be exercised by any other optionee; and (c) the Board may, by resolution, but subject to applicable regulatory requirements, including, without limitation, those of the Toronto Stock Exchange, decide that any of the provisions of the 2006 Plan concerning the termination of an option shall not apply for any reason acceptable to the Board.

Subject to obtaining the necessary regulatory approvals, including, without limitation, that of the Toronto Stock Exchange, the Board may amend or discontinue the 2006 Plan at any time, provided, however, that no such amendment may adversely affect the rights of any person to whom options have previously been granted under the 2006 Plan, without first obtaining the consent of such person, except to the extent required by law.

The Company may continue to grant options under the 2006 Plan.

## APPOINTMENT OF AUDITORS

**Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of Samson Bélair/Deloitte & Touche s.e.n.c.r.l., Chartered Accountants, as the auditors of the Company until the next annual general meeting of shareholders.**

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns or exercises control or direction over, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out below or as may be set out herein, to the best of the Company's knowledge, no informed person of the Company, and no associate or affiliate of the foregoing persons, at any time since the beginning of its most recently-completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its most recently-completed financial year that has materially affected the Company, or in any proposed transaction that could materially affect the Company, or in any matter to be acted upon at this Meeting.

The Company acquired a 50% interest in a property consisting of 20 claims located in the Duparquet and Destor townships, Quebec, from a prospector pursuant to an agreement dated December 19, 1986. In consideration for such interest, the Company issued 200,000 of its common shares to the vendor, granted him a 1% net smelter return and agreed to expend $600,000 on the property, a condition that was subsequently waived. Since 1986, the remaining 50% interest in the property is owned by Geoconseils Jack Stoch Ltd., a company wholly-owned by Jack Stoch, President and Chief Executive Officer and a director of the Company.

On February 5, 2010, a Memorandum of Agreement was entered into between the Company and Geoconseils Jack Stoch Ltd. (collectively, the "Vendors") and On-Strike Gold Inc. (the "Optionee") to acquire a 75% interest in the Duquesne West Gold property, which is located in the Duparquet and Destor townships, and Geoconseils Jack Stoch Ltd.'s 100% owned Ottoman Fault property (40 claims) (collectively, the "Interests"). Total consideration for the Interests over the 4 year option period includes cash payments of $8,060,000, 2,000,000 shares of the Optionee, a work commitment of $10 million on the property and a gross metal royalty of between 2% and 3%, depending upon gold prices, with the potential for a joint venture once the option has been exercised. All proceeds from the option will be shared equally between the Vendors.

## AUDIT COMMITTEE INFORMATION

Reference is made to the section entitled "Audit Committee" of the Company's Annual Information Form for the fiscal year ended December 31, 2009 for required disclosure relating to the Audit Committee of the Board. The Company's Annual Information Form is available on SEDAR at www.sedar.com and can also be obtained by contacting the Corporate Secretary of the Company at 86 - 14th Street Rouyn-Noranda, Quebec J9X 2J1, telephone: (819) 797-5242.

## CORPORATE GOVERNANCE

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer such as the Company must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Company's required annual disclosure of its corporate governance practices.

### 1. Board of Directors

(a) *Disclose the identity of directors who are independent.*

The Board considers that Ian Atkinson, Chris Bryan and Joel Schneyer are independent within the meaning of National Instrument 52-110 *Audit Committees* ("National Instrument 52-110").

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

The Board considers that Jack Stoch and Dianne Stoch are not independent within the meaning of National Instrument 52-110 in that each is a senior officer of the Company.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.*

The Board considers that three of the five members of the Board are independent within the meaning of National Instrument 52-110. Accordingly, a majority of the members of the Board is independent.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

The following members of the Board are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

| Director | Reporting Issuer Name |
|---|---|
| Ian Atkinson | • Atikwa Resources Inc. |

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

During the most recently-completed fiscal year, the independent members of the Board did not hold any meetings at which non-independent members of the Board and members of management were not present. However, the Board is of the view that given its size, the nature of the Company's activities and the experience of each of the members of the Board, the presence of the non-independent directors at Board meetings does not prevent the independent directors from engaging in open and candid discussion regarding any issues that may come before the Board.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

Jack Stoch, President and Chief Executive Officer of the Company, chairs the meetings of the Board. Jack Stoch is not an independent director. Given the current size of the Board and the nature of the Company's activities, the Board believes that Mr. Stoch is uniquely suited to fulfill his role as the chair of Board meetings. The Board does not have a "lead director". The other directors are all senior, experienced managers very familiar with the mining and exploration industry. "In Camera" sessions are available for use by the independent directors as frequently as they feel is necessary.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

Since January 1, 2009, the Board has held two meetings. Attendance of members of the Board at the meetings is set out in the table below.

| Director | Attendance |
|---|---|
| Ian Atkinson | 2/2 |
| Chris Bryan | 2/2 |
| Joel Schneyer | 2/2 |
| Jack Stoch | 2/2 |
| Dianne Stoch | 2/2 |

**2. Board Mandate**

*Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.*

The Mandate of the Board is annexed as Schedule A. It is also available on SEDAR at www.sedar.com and on the Company's web site at www.globexmining.com.

**3. Position Description**

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

The Board has developed a written position description for the chair of the Board which is summarized below. The chair position description is also available on SEDAR at www.sedar.com and on the Company's web site at www.globexmining.com.

The Board has not developed written position descriptions for the chair of the Board committees.

The primary role and responsibility of the chair of the Board is to oversee the activities of Board and, in particular, assume a leadership role with respect to: (i) establishing a transparent process for managing the Company; (ii) elaborating the mandate of each of the Board committees; and (iii) reviewing and evaluating the performance of the Board as a whole.

In particular the chair of the Board:

- establishes the agenda for each Board meeting
- chairs all meetings of the Board with a view to: (i) maximizing the effective use of time; and (ii) taking advantage of the individual strengths of each of the members of the Board
- provides input and support to the chairs of the various other Board committees
- ensures that the Board is provided with full information on the condition of the Company, its business and any other element that is relevant to the matters that may come before the Board from time to time
- facilitates and encourages open and effective communication between the management of the Company and the Board

The primary role and responsibility of the chair of each committee of the Board is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board; (ii) chair meetings of the committee; (iii) report thereon to the Board; and (iv) act as liaison between the committee and the Board and, if necessary, management of the Company.

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

The Board and the CEO have developed a written position description for the CEO as summarized below. The full CEO position description is available on SEDAR at www.sedar.com and on the Company's web site at www.globexmining.com.

The primary responsibility of the CEO is to carry out the strategic plan approved by the Board for the Company. As the principal manager of the Company, the CEO provides leadership, direction and support to the employees and the members of the Board in the exercise of their duties.

**4. Orientation and Continuing Education**

*(a) Briefly describe what measures the board takes to orient new directors regarding*

*(i) the role of the board, its committees and its directors, and*

*(ii) the nature and operation of the issuer's business.*

The Company does not currently have a formal orientation program in place for new directors and generally takes such measures as are appropriate to orient each new director on a case-by-case basis. There have been no new directors of the Company since 1997.

*(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

The Board does not formally provide continuing education to its directors. The directors are experienced members, including two independent directors who are directors and officers of other reporting issuers in the mining sector. The Board relies on professional assistance when judged necessary in order to be educated or updated on a particular topic.

The Company provides financial support for the obligatory continuing education certified/accredited directors require in order to maintain their standing: Joel Schneyer (ICD.D), Jack Stoch (Acc.Dir.) and Dianne Stoch (Acc.Dir.).

**5. Ethical Business Conduct**

*(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

*(i) disclose how a person or company may obtain a copy of the code;*

*(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

The Board has adopted a Code of Business Conduct and Ethics for the Company (the "Code"). Directors, officers and employees are required to read and be familiar with the Code. The Board relies on these individuals to report to their superior any suspected violation of the Code. Known or suspected illegal or unethical behaviour reported must be submitted to the Corporate Governance Committee to determine whether an investigation is required. If a person is uncomfortable reporting suspected violations to their immediate supervisor or the Chair of the Corporate Governance Committee, the person may report matters to the Company's outside counsel.

A copy of the Code may be obtained from the Corporate Secretary of the Company, at 86 - 14th Street, Rouyn-Noranda, Quebec J9X 2J1, email: dstoch@globexmining.com, on SEDAR at www.sedar.com and on the Company website at www.globexmining.com.

*(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code*

There are no such reports.

*(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

It is the policy of the Company that an interested director of officer recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

The Company has adopted a Disclosure Policy, applicable to all the members of the Board, executive officers and employees of the Company and its subsidiaries, in compliance with legal disclosure requirements and good corporate governance. The Disclosure Policy includes provisions regarding "blackout" periods during which trading in the securities of the Company is not permitted. The Disclosure Policy is available on SEDAR at www.sedar.com and on the Company website at www.globexmining.com.

**6. Nomination of Directors**

(a) *Describe the process by which the board identifies new candidates for board nomination.*

The Board as a whole is responsible for identifying and recommending new candidates for Board nomination.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

The Board does not have a nominating committee. The independent directors play a predominant role in the nomination process.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

The Board does not have a nominating committee.

**7. Compensation**

(a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

The Compensation Committee is mandated to review and recommend to the Board for approval the compensation of the members of the Board and the senior executives of the Company.

The Compensation Committee is developing its formal compensation policies. In this regard, the Compensation Committee considers time commitment, comparative fees and responsibilities in determining the compensation of the members of the Board and the senior executives of the Company.

The process by which the Company has, to date, determined the compensation of its executive officers is described in the section entitled "Compensation of Executive Officers and Directors" above.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

The Compensation Committee is composed exclusively of independent directors.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The primary responsibilities, powers and operation of the Compensation Committee are set out in its charter, and can be summarized as follows:

The mandate of the Compensation Committee consists of assisting the Board in its oversight responsibilities relating to:

(i) appointment, performance evaluation and compensation of the Company's President and Chief Executive Officer and other senior executives;
(ii) succession planning;
(iii) determination of director compensation; and

(iv) management and administration of the Company's compensation plans, including any incentive and equity compensation plans.

The Compensation Committee shall have authority and be responsible to perform the following:

President and Chief Executive Officer's Compensation:

(i) review and approve a position description for the President and Chief Executive Officer and the corporate performance goals and objectives relevant to determining the President and Chief Executive Officer's compensation;
(ii) evaluate the President and Chief Executive Officer's performance in light of the corporate goals and objectives established on an annual basis;
(iii) make recommendations to the Board with respect to the President and Chief Executive Officer's compensation based on its evaluation of the President and Chief Executive Officer's performance, including, as appropriate, salary, bonus, incentive and equity compensation and benefit plans; and
(iv) develop and implement a President and Chief Executive Officer succession plan.

Executive Officers' Compensation:

(i) review and approve the evaluation process and compensation structure for the Company's executive officers;
(ii) make recommendations to the Board with respect to the compensation of all other senior executives of the Company, including, as appropriate salary, bonus, incentive and equity compensation;
(iii) assess the competitiveness and appropriateness of the Company's executive compensation plans and policies; and
(iv) review management's succession planning for senior executives.

Directors' Compensation:

(i) review and recommend to the Board a compensation package for members of the Board, taking into account the relative responsibilities of directors in serving on the Board and on the various sub-committees of the Board.

The Company's Compensation Plans:

(i) review the Company's compensation philosophy, policies, plans and guidelines annually and recommend any changes to the Board;
(ii) review and recommend to the Board any new incentive compensation and equity compensation plans;
(iii) manage and administer all equity compensation plans and make recommendations respecting grants of equity and options and any changes to such plans; and
(iv) review all material proposed actions with respect to pension plans for approval by the Board.

General:

(i) review and approve compensation disclosure before the Company publicly discloses such information.

*(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

The Company did not engage any compensation consultant or advisor during the most recently completed fiscal year.

**8. Other Board Committees**

*If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.*

There are no committees of the Board other than the: (i) Audit Committee; (ii) Compensation Committee; and (iii) Corporate Governance Committee. Charters for each of these committees are available on SEDAR at www.sedar.com and on the Company website at www.globexmining.com.

The members of the Corporate Governance Committee are Ian Atkinson, Chris Bryan and Joel Schneyer, each of whom is independent. The primary mandate of the Corporate Governance Committee, which was created in March 2006, is set out in its charter, and can be summarized as follows:

The primary role and responsibility of the Corporate Governance Committee is to:

(i) review and make recommendations to the Board respecting:

- (a) corporate governance in general and the Board's stewardship role in the management of the Company, including the role and responsibilities of directors and appropriate policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;
- (b) general responsibilities and functions of the Board and its members, including position descriptions for the President and Chief Executive Officer and the Chair;
- (c) the organization, mandate and responsibilities of Board committees;
- (d) the procedures for effective Board meetings to ensure that the Board functions independently of management and without conflicts of interest;
- (e) the long term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board and the strategic direction of the Company;
- (f) the Board nominees for election as members of the Board, in consultation with the Chair of the Board and the President and Chief Executive Officer, annually;
- (g) as required, candidates to fill any Board and Committee vacancies;
- (h) annually, together with the Chairs of other Board Committees, the scope, duties and responsibilities of those Committees and where advisable, any amendments thereto, as well as the establishment or disbanding of Board Committees and changes to their composition, including the Chairs thereof;
- (i) the framework for delegating authority from the Board to management; and
- (j) any improvements necessary to ensure an effective and appropriate working relationship between management and the Board.

(ii) review the qualifications of candidates for Board membership and the slate of candidates for directors to be nominated for election by shareholders at annual general meetings of shareholders;

(iii) oversee the development and implementation of a process for regularly assessing the effectiveness of the Board, its committees and its members;

(iv) oversee the development of appropriate induction and education programs for new directors;

(v) oversee the development of corporate governance policies and practices and a procedure for assessing the effectiveness of, and compliance with, those policies and practices;

(vi) establish procedures for Board meetings and to otherwise ensure that the processes, procedures and structure are in place to ensure that the Board functions independently of management and without conflicts of interest;

(vii) review related party transactions to ensure that they reflect sound industry practices and are in the best interests of the Company; and

(viii) review and approve the corporate governance disclosure section in the Company's management information circular, and any other corporate governance matters as required by public disclosure requirements.

## 9. Assessments

*Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.*

The Board, as a whole, is responsible for assessing on an ongoing basis the: (i) performance and contribution of each of the members of the Board on an individual basis; and (ii) performance and effectiveness of the Board generally and of each of its Committees.

## OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

## ADDITIONAL INFORMATION

Financial information about the Company is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2009, and additional information about the Company is available on SEDAR at www.sedar.com.

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a) the latest Annual Information Form of the Company together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b) the comparative financial statements of the Company for the fiscal year ended December 31, 2009 together with the accompanying report of the auditors thereon and any interim financial statements of the Company for periods subsequent to December 31, 2009 and Management's Discussion and Analysis with respect thereto; and

(c) this Proxy Circular,

please send your request to:

Globex Mining Enterprises Inc.
86 - 14th Street
Rouyn-Noranda, Quebec
J9X 2J1
Telephone: (819) 797-5242
Telecopier: (819) 797-1470
email: dstoch@globexmining.com

## AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.

(Signed)
Jack Stoch
President and Chief Executive Officer

DATED at Rouyn-Noranda, Quebec
March 19, 2010

## SCHEDULE A

## MANDATE OF THE BOARD OF DIRECTORS

The directors, as agents of Globex Mining Enterprises Inc. (the "Company"), have a duty to use their powers in ways that are best for the Company. The Board of Directors (the "Board") is responsible for the stewardship of the business and affairs of the Company through exercise of reasonable skill and care. The Board strives to fulfil this responsibility by reviewing, discussing and approving the Company's strategic plans, annual budgets and significant decisions and transactions as well as by overseeing the senior officers of the Company in their management of its day-to-day business and affairs.

The Board's primary role is to oversee corporate performance and assure itself of the quality, integrity, depth and continuity of management so that the Company is able to successfully execute its strategic plans and complete its corporate objectives.

The Board delegates to the senior officers the responsibility for managing the day-to-day business of the Company. The Board discharges its responsibilities to oversee management directly and through the Audit Committee, the Corporate Governance and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. At all times, the Board will retain its oversight function and ultimate responsibility for matters that the Board may delegate to Board committees.

Specific additional expectations of the individual Board members include regular meeting attendance and familiarity with material to be discussed at such meeting, serving on and contributing to regular and sub-committees established by the Board.

The mandate of the Board also includes but is not limited to:

### 1.0 Management

1.1 Approving the appointment of the Chief Executive Officer ("CEO") and the other senior officers of the Company. The Board must satisfy itself as to the integrity of the CEO and other senior officers of the Company and that the CEO and other senior executive create and foster a culture of integrity throughout the organization.

1.2 Through the Compensation Committee, ensuring that management succession planning programs are in place, including programs to recruit management with the highest standards of integrity and competence and train, develop and retain them. The Board is also responsible for reviewing and approving such succession plans including those concerning the current and future organizational structure of the Company, in each case, as recommended by the Compensation Committee.

1.3 Through the Compensation Committee, establishing and updating the Company's executive compensation policy and ensuring that such policy aligns management's interests with those of the shareholders.

### 2.0 Corporate Governance

2.1 Recommend the Board's composition and size, the selection of the Chair of the Board, the candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation as well as managing succession planning issues concerning the Board to ensure that it has an appropriate balance in terms of skills and experience. In doing so, the Board will respond to recommendations received from the Corporate Governance Committee but will always retain responsibility for final approval.

2.2 Through the Corporate Governance Committee, and directly, developing the Company's approach to governance issues, including a specific set of corporate governance principles and guidelines.

2.3 Putting in place appropriate structures and procedures to ensure that the Board can function independently of management.

2.4 Developing a position description for the Board Chair and, together with the Chief Executive Officer, a position description for the Chief Executive Officer.

2.5 Annual review of charters and mandates and disclosing the process in all appropriate public documents.

2.6 Through the Corporate Governance Committee, overseeing the processes and procedures implemented regarding compliance with the Company's Code of Business Conduct and Ethics.

2.7 Support of continuing education for Directors to ensure the board keeps abreast of industry practices, corporate governance and other regulatory developments.

## 3.0 Strategic Planning

3.1 Participating directly, and through its committees, in the review, discussion and approval of the Company's strategic plan. The Board is also responsible for discussing and considering the strategic plan and whether it remains appropriate taking into account the risks and opportunities inherent in the Company's business.

3.2 Reviewing and considering the business, operating, financial and other plans proposed by management by which the Company will execute its strategic plan.

3.3 Reviewing and approving the Company's annual and short-term corporate objectives developed by management.

3.4 Providing input to management on emerging trends and issues that may affect the business of the Company, its strategic plan or its annual and short-term corporate objectives.

3.5 Monitoring the Company's progress in executing its strategic plan and achieving its annual and short-term corporate objectives and overseeing management in changing such strategic plan or objectives in light of changing circumstances affecting the Company or its businesses.

3.6 Taking action as the Board deems appropriate if the Company does not successfully execute its strategic plan or achieve its annual or short-term corporate objectives or when other special circumstances warrant.

## 4.0 Monitoring of Financial Performance/Reporting and Other Financial Matters

4.1 Reviewing and approving the Company's annual budget presented by management.

4.2 Reviewing and approving the Company's annual audited financial statements and unaudited interim financial statements and the notes for each, as well as the annual and interim Management's Discussion and Analysis, the Annual Information Form, Management Proxy Circular, other public offering documents and the Annual Report.

4.3 Overseeing, directly and through the Audit Committee, the processes implemented to ensure that the financial performance and results of the Company are reported fairly, accurately and in a timely manner in accordance with generally accepted accounting standards and in compliance with legal and regulatory requirements.

4.4 Overseeing, directly and through the Audit Committee, the process implemented to ensure integrity of the Company's internal control and management information systems.

## 5.0 Risk Management

5.1 Overseeing the processes by which the principal risks of the Company are identified, assessed and managed and for ensuring that appropriate risk management systems are implemented and maintained with a view to achieving a proper balance between risks incurred and the creation of long-term sustainable value to shareholders.

## 6.0 Corporate Policies and Procedures

6.1 Directly and through its Board committees, reviewing and approving, and monitoring compliance with, all significant policies and procedures by which the Company and its wholly-owned subsidiaries conduct their business and operations. In discharging such responsibility, the Board shall ensure that such policies and procedures are consistent with the principle that the Company and its wholly-owned subsidiaries must operate at all times in compliance with applicable laws and regulatory requirements and under the highest ethical standards.

## 7.0 Communications and Reporting

7.1 Approving and reviewing annually the Company's Corporate Disclosure Policy and other communications policies and procedures that address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company and its wholly owned subsidiaries is conducted.

## 8.0 Environmental Oversight

8.1 Overseeing, directly and through the Safety, Health and Environmental Committee, the processes for the implementation and maintenance of environmental stewardship and health and safety management systems that are consistent with accepted industry practices and comply with applicable laws and regulatory requirements.

***FORM 52-109F1***

**Certification of Annual Filings**

**Full Certificate**

I, Jack Stoch, President and Chief Executive Officer of **Globex Mining Enterprises Inc.**, certify the following:

1. **Review:** I have reviewed the AIF, if any, annual financial statements and MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "Annual Filings") of **GLOBEX MINING ENTERPRISES INC**. (the "issuer") for the financial year ended **December 31, 2009**;

2. **No misrepresentations**: Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. **Fair presentation**: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

4. **Responsibility**: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the Issuer.

5. **Design**: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer's other certifying officers(s) and I have, as at the financial year end

   a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

      i. material information relating to the Issuer is made known to us by others, particularly during the period in which the Annual Filings are being prepared; and

      ii. information required to be disclosed by the Issuer in its Annual Filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer`s GAAP.

*5.1* **Control Framework:** The control framework the Issuer`s other certifying officer(s) and I used to design the Issuer`s ICFR is ***Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by COSO.***

5.2 **ICFR – material weakness relating to design: Not applicable**

5.3 **Limitation on scope of design: Not applicable**

6. **Evaluation: The Issuer's other certifying officer(s) and I have (Design**: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer's other certifying officers(s) and I have, as at the financial year end

   a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the Issuer's DC&P at the financial year end and the Issuer has disclosed in it annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

   b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the Issuer's ICFR at the financial year end and the Issuer has disclosed in its annual MD&A

      I. our conclusion about the effectiveness of ICFR at the financial year end based on that evaluation; and

      II. not applicable

7. **Reporting changes in ICFR:** The Issuer has disclosed in its annual MD&A any changes in the Issuer's ICFR that occurred during the period beginning on OCTOBER 1, 2009 and ended on DECEMBER 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Issuer's ICFR.

8. **Reporting to the Issuer's auditors and board of directors or audit committee:** The Issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the Issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the Issuer's ICFR.

Date: March 19, 2010

"Signed"

Jack Stoch
President and Chief Executive Officerr

*FORM 52-109F1*

**Certification of Annual Filings**

**Full Certificate**

I, James G. Wilson, Chief Financial Officer and Treasurer of **Globex Mining Enterprises Inc.**, certify the following:

1. **Review:** I have reviewed the AIF, if any, annual financial statements and MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "Annual Filings") of **GLOBEX MINING ENTERPRISES INC**. (the "issuer") for the financial year ended **December 31, 2009**;

2. **No misrepresentations**: Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. **Fair presentation**: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

4. **Responsibility**: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the Issuer.

5. **Design**: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer's other certifying officers(s) and I have, as at the financial year end

   a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

      i. material information relating to the Issuer is made known to us by others, particularly during the period in which the Annual Filings are being prepared; and

      ii. information required to be disclosed by the Issuer in its Annual Filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP.

*5.1* **Control Framework:** The control framework the Issuer's other certifying officer(s) and I used to design the Issuer's ICFR is ***Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by COSO.***

5.2 **ICFR – material weakness relating to design: Not applicable**

5.3 **Limitation on scope of design: Not applicable**

6. **Evaluation: The Issuer`s other certifying officer(s) and I have (Design**: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer's other certifying officers(s) and I have, as at the financial year end

a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the Issuer`s DC&P at the financial year end and the Issuer has disclosed in it annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the Issuer`s ICFR at the financial year end and the Issuer has disclosed in its annual MD&A

I. our conclusion about the effectiveness of ICFR at the financial year end based on that evaluation; and

II. not applicable

7. **Reporting changes in ICFR:** The Issuer has disclosed in its annual MD&A any changes in the Issuer`s ICFR that occurred during the period beginning on OCTOBER 1, 2009 and ended on DECEMBER 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Issuer`s ICFR.

8. **Reporting to the Issuer`s auditors and board of directors or audit committee:** The Issuer`s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the Issuer`s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the Issuer`s ICFR.

Date: March 19, 2010

"Signed"

James Wilson
Chief Financial Officer and Treasurer

Ref.: File no. 82-4025





# GLOBEX

## MANAGEMENT DISCUSSION AND ANALYSIS

## DECEMBER 31, 2009

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1 CANADA
Telephone: (819) 797-5242 Fax: (819) 797-1470
info@globexmining.com www.globexmining.com

# Management Discussion and Analysis

*THE ANNUAL INFORMATION FORM (AIF) CONTAINS A DETAILED DISCUSSION OF THE NUMEROUS PROPERTIES HELD BY THE COMPANY.*

**Overview**

Globex is a development stage Canadian mining exploration company with a large portfolio of early to mid-stage North American exploration and development properties. Many of these properties are currently being actively explored by Globex or its option partners. One property, on which the Company holds a royalty interest, is now in production and several other projects are currently subject to due diligence. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored, while still retaining an interest in any future production. The term option as it relates to Globex property deals should be understood as follows: in exchange for a number of annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. Generally all conditions of the agreement must be satisfied before any interest in the property accrues to the Optionee. The option contract will terminate if annual payments and or work commitments are not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales may also include cash and or shares and some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX International in the USA.

**Forward-looking Statements**

Certain information in this Management Discussion and Analysis, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking" statements." The words "expect". "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

This document may contain forward-looking statements reflecting the management's expectations with respect to future events. Actual results may differ from those expected. The Company's management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except as required by law.

**Economic Conditions**

Following on from 2008, during 2009, the global financial markets continued to experience volatility and many financial institutions were extremely cautious in their financing activities. Despite this global trend, during 2009, Canadian exploration financings have decreased relatively less than their global counterparts and during the last half of the current year, a number of exploration financings were successfully completed. The recent firming of commodity prices has created additional financing interest in attractive exploration opportunities, and in the long-term it is the Company's view that sustainable global economic growth is dependent upon the consumption of raw materials, including metals and industrial minerals. In spite of these general trends and the continued consumption of raw materials, access to financing and the global capital markets may impact the Company's ability, in the future, to obtain loans and other credit facilities, on reasonable terms. If access to capital continues to be a challenge, then the Company's operations, financial conditions, results of operations and share price could be adversely impacted.

The junior mining exploration industry is a business which is inherently high risk. It is a historically cyclical business that requires aggressive yet prudent management. Despite predictions of an unusually long up-cycle for metal (high demand, low inventories, high prices), the market, driven by the real economic forces discussed above and, fear, turned so quickly in 2008, that many mining companies barely got to production before they had to fight for survival or face bankruptcy. For Globex, the loss of royalty revenue has impacted the Company's forward planning. In 2009, a number of other unlisted juniors, to whom the Company had optioned properties, were unable to secure financing and were, forced to return optioned properties. While there has been a number of improvements in the market sentiment; however, the Company continues to be cautious in its forward planning.

**Exploration Activities and Mining Properties**

*The Company conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is marked up by a geologist and subsequently split, with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.*

*According to National Instrument 43-101, the loss of a material property would cause at least a 10% drop in the share price of the Company. At this point in time, we believe the loss of any single Globex property, not already covered by a NI 43-101 report, would have little or no effect on our share price. Producing a NI 43-101 report is time-consuming, expensive and simply not warranted on all of our properties. We will, when we determine reasonable, produce NI 43-101 reports and file them on SEDAR.*

*When discussing historical resource calculations available in the public domain regarding our properties, we will include source, author and date, and if appropriate, cautionary language stating that:*

- *A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or reserves;*
- *The issuer is not treating the historical estimate as current mineral resources or mineral reserves; and*
- *The historical estimate should not be relied upon. In addition, the source and date of the historical estimate will be given.*

Exploration expenditures for 2009 totalled $1,924,068 (2008 - $4,177,849). During the current year, Globex has fully satisfied its 2008 flow-through expenditure commitments which amounted to $561,039 at December 31, 2008. At December 31, 2009, the Company had a remaining commitment of $347,883 related to flow-through funds raised in the current year. Mining property taxes totalled $68,241 (2008 - $41,736).

**Timmins Talc-Magnesite Deposit**

In 2009, over half of the Company's exploration resources were directed toward the Deloro Township, Ontario, talc-magnesite project. This project is held under an agreement with Drinkard Metalox Inc. (10% Drinkard - 90% Globex) and it was advanced through metallurgical and mineralogical test work as well as confirmatory drilling in order to support the preparation of a NI 43-101 report to identify a mineral resource estimate that would support a 20 year operation.

To date, test work on all levels has been very encouraging. Laboratory and bench scale testing have been completed and we are now preparing to commence a mini pilot scale test which should take approximately five months to complete. This work will enable us to scale up the project to test certain reaction kinetics while producing sufficient end product on which additional test work can be undertaken and therefore allow potential end users to undertake their own studies to confirm that the anticipated output material meets or exceeds their requirements.

Our partner believes that we can also produce a high quality series of magnesium compounds suitable for many end uses including the speciality compounds market. In addition, testing by Bodycote Testing Group (EXOVA) has confirmed that, on samples submitted for testing, no asbestos fibres were detected either in crushed rock or talc concentrate. This suggests that not only do the characteristics of our talc demonstrate suitability for the plastics and paint industries, but that it may also meet the specifications for other industry segments of the market.

In 2008, a 17 hole, 2,126 meter drill program was undertaken with the core logged and a visual characterization of each geological unit recorded. A total of 577 core samples, representing continuous intersections were geochemically analyzed and sent to the Advanced Mineralogical Facility at SGS Lakefield Research Limited (SGS) in Lakefield, Ontario. In addition, SGS was contracted to complete flotation test work on a large composite drill core sample in order to produce talc and magnesite concentrates. This work has been completed and additional test work on the concentrates has been done and more is underway. Again, results to date continue to be positive.

Micon International Limited was engaged on July 10, 2009 to prepare an analysis of the drill data and produce a NI 43-101 report on the property. The report was published on March 2, 2010 under SEDAR project no. 01541226. The report outlines a mineral resource sufficient to sustain more than twenty years of mineral production.

Although the area covered by the report was limited to confirm at least twenty years of mineral resource, previous drilling, mapping and property examination have shown that the talc-magnesite horizons extend well beyond and may sustain additional years of production.

While the technical work was ongoing, KPMG Corporate Finance LLC was busy advancing the objective of locating end users or corporate partners for the project. A significant, but targeted number of potential clients or partners were identified. Initial contact was made with a number of them and confidentiality agreements have been signed in order to allow them access to an electronic data room that we have set up with Merrill Communications LLC. In addition, several major corporations have approached us directly regarding the potential of us supplying them with speciality products. Efforts on this front are ongoing along with test work to define our ability to produce these speciality products.

All in all, we are pleased with the progress to date, but it is clearly different than the normal work we undertake where results are relatively quickly generated and consist of a limited number of simple tests such as assaying for gold. On this project, each test usually paves the way for additional test work, seemingly without end. Furthermore, the results, while clear and distinct to metallurgists, chemists and other trained professionals, are generally too complex for individuals without specialized training. Also, since certain processes are patented and or contain trade secret, these factors limit the Company's ability to clearly project a detailed image of where we are other than to say results have met or exceeded expectations and that work is ongoing on what we hope will be a world class project. For further details, please see our press release dated July 21, 2009, our June 30, 2009 Management Discussion and Analysis and the NI 43-101 documentation on SEDAR and our website.

In January 2010, the Company achieved the US$1.5 million spending threshold for the Timmins project as defined in the agreement dated October 23, 2008 between Drinkard Metalox Inc. ("DMI") and the Company. On March 5, 2010, the agreement was amended, with Globex increasing its ownership to 90% from 75% in exchange for assuming funding of 100% of all costs for the project to the point that the project is spun off into a separate publicly traded vehicle (see press release dated March 17, 2010).

**Wood Pandora gold project**

On our Wood Pandora project, in joint venture with Queenston Mining Inc., we published a NI 43-101 report outlining a resource of 243,000 tonnes grading 17.26 g/t Au (see press release dated March 3, 2008). In addition, we started work to define additional drill targets and carried out a limited drill program in the Amm Shaft area to follow up on a previous gold intersection of 5.8 g/t Au over 0.60 m at 149.4 to 150.0 m down hole. The drilling intersected lower gold values below the previous intersection and intersected a major fault structure. This zone was extended to an intersection of 3.7 g/t Au over a core length of 4.30 m (3.06 m estimated true width) from 149.4 to 153.7 metres down hole including 7.07 g/t over 2.10 m (1.50 metre estimated true width) from 149.4 to 151.5 metres down hole.

Over the year, we were approached by a number of companies interested in reviewing our data and possibly negotiating an agreement. None of these contacts has resulted to date in an agreement. We are now looking at processing alternatives for the Ironwood ore and considering other exploration programs on the property.

**Options**

At year's end, Plato Gold Corp. released drill results from a recent drill program on the Nordeau property which Plato optioned from Globex in 2006. The first two drill holes returned mineralized intersections of 13.34 g/t Au over 2.1 meters, 12.28 g/t Au over 6.5 meters in hole NE 09-01, and 9.11 g/t Au over 5.6 meters in hole NE 09-02. Additional holes were completed and results released in a Plato press release dated January 26, 2010.

In Nova Scotia, field work continued on several of our properties on behalf of NSGold Corporation, which has optioned all of our Nova Scotia properties including our Mooseland Gold Mine property. A NI 43-101 report commissioned by NSGold, was completed in December 2009. NSGold intends to go public, raise capital and begin work on the properties by the second quarter of 2010. Globex will receive cash and shares in NS Gold as well as a 4% Gross Metal Royalty.

In separate work in Nova Scotia, Globex, through prospecting, has located mineralized gold bearing boulders which assay as high as 13.9 g/t Au. The boulders are thought to be derived locally. Limited stripping near the boulders has exposed a mineralized zone approximately 6 meters in width with significant gold values (see press release January 20, 2010). Globex has staked a large block of claims in the area which will henceforth be called the MacKinnon Project. A limited trenching program has been started.

In late December an agreement was reached with Savant Explorations Ltd. to option our Parbec Gold property (See press release dated January 11, 2010). A Memorandum of Understanding was also signed with a private group as regards our 50% interest in the Duquesne West property in Duparquet Township, Quebec located within the large land package now being work by Clifton Star and Osisko Mining Corp. The private group intends to go public through an existing public vehicle and has an option until May 31, 2010 to achieve this goal (see press release dated February 18, 2010).

Bull's Eye Exploration, which has a number of options with Globex, did not look like it would be able to overcome their financial difficulties. This being the case, after several extensions, we asked for the return of all the optioned properties and they have agreed.

Similarly, Silver Capital AG has not been able to advance our Suffield property in 2009, nor has Gold Bullion been able to advance our Jacobie Copper property located in British Columbia. The Jacobie property has been returned to Globex and we are awaiting clarification from Silver Capital AG as to their plans. We also asked for and received the return of the Grandroy, Bateman Bay and Blackcliff properties from C2C Gold Corporation Inc. and Processor Mining Resources Inc. which were unable to proceed with further exploration due to a shortage of funds.

## Royalties

At the Russian Kid Mine, Rocmec Mining Inc. (Rocmec) completed a 44,000 tonne bulk sample. Results from the bulk sample have not been disseminated but Globex has received several small royalty cheques. Interestingly, Rocmec has acquired 99 additional claims adjoining the mine suggesting a commitment to an expanded work program. In addition, Rocmec initiated a drill program at the mine site in the fourth quarter of 2009 and announced initial narrow high grade intersections such as 18.96 g/t Au over 0.9 meters (see Rocmec press release dated December 9, 2009). Also, on September 30, 2009, Rocmec announced a $6 million "participating loan" with a group of Quebec investors. Globex notified Rocmec that this agreement may not conform to the conditions of Globex's agreement with Rocmec which required Globex's approval of any agreement resulting in the sale of the property. Our concerns are ongoing and the transaction will be closely monitored. In a press release dated March 2, 2010, Rocmec released the results of a new NI 43-101 resource calculation, reporting "an 80% increase in gold resources for the Boucher structures at its Rocmec 1 gold property".

Concerning our Mid-Tennessee Zinc property located in Gordonsville, Tennessee, Nyrstar NV announced in a press release dated September 14, 2009 that they had "recently commenced limited operations at the Gordonsville Zinc mine complex and we (Nyrstar NV) intend to pursue a measured ramp up of those operations over the next six months". This is good news for Globex shareholders as Globex retains a Gross Metal royalty (GMR) of 1% on all zinc sales between US$0.90 and US$1.10 per pound and 1.4% GMR on all zinc sales over US$1.10 per pound. At a zinc price of US$1.03 per pound, this can mean over one million dollars in revenue per year to Globex from this project, depending on production rates.

Work at Globex's Magusi River polymetallic deposit (Au, Ag, Cu, Zn) is stalled while First Metals Inc. tries to get its house in order. Most, but not all of its debt, has been eliminated through the issuance of shares but much more must be done in order to allow for resumption of development at the site. The principal infrastructure remains intact including surface facilities and mining and preliminary processing equipment. In early January 2010, senior management at First Metals Inc. was replaced. Globex's 2% net metal royalty continues to attach to the property. Interpretation of the 10% net profit return is in the hands of an arbitrator.

At the Lyndhurst # 1 Zone, detailed mapping and additional sampling were undertaken. Further stripping of overburden to expose more of the copper-silica zone has been recommended and will likely be carried out in the spring.

At the Turner Falls rare earths property, a part of Hunters Point uranium, gold, rare earths project, additional field work was undertaken, this time resulting in the location and sampling of the Turner Falls' mineralized zone. Highly anomalous rare earths values were returned by the surface sampling (See press release dated February 1, 2010).

In 2009, Globex undertook exploration on our Cote copper-nickel property and Colnet Lake Properties, located west of Rouyn-Noranda. Significant copper and nickel values were returned from surface sampling on the Cote property and gold and zinc values on the Colnet Lake property. Mapping and ground geophysics has indicated a number of drill targets on the Colnet Lake property.

Geophysical surveys were completed on the east half of the Tavernier property indicating a large number of drill targets. The property has seen several drill campaigns which outlined zones of gold, copper and zinc mineralization and still holds many untested targets including extensions to known mineralized zones. We were able to double the size of the property through the acquisition of additional claims.

Exploration was also undertaken on a variety of properties in the Joutel area. Several properties will be allowed to lapse, but others show a need for additional exploration.

Globex also acquired a number of new properties including the Gand Township, Shortt Lake Gold Mine property and a number of surrounding claims. The property was a gold producer when gold prices were significantly lower. We need to reassess the remaining gold potential on the property. In addition, previous exploration outlined several carbonate bodies near the mine which showed significant values of rare earths.

At year's end, we are awaiting a decision by a company which expressed an interest in acquiring our Bell Mountain Gold property in Nevada. In March 2010, a letter of intent was signed with an agreement to be formulated after due diligence.

Globex has initiated discussions with a company to treat the gold bearing heap leach pile at our Vulcan Mine property in Washington State. Our objective is to have the ± 150,000 tonne heap removed from the property thus fulfilling a regulatory requirement.

### Qualified Person

All scientific and technical information contained in this management's discussion and analysis was prepared by the Company's geological staff under the supervision of Jack Stoch, President and CEO, who is a qualified Person under NI 43-101.

### Results of Operations

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all monetary values are expressed in Canadian dollars unless otherwise expressly stated.

### Selected Annual Information

| Years ending December 31, | **2009** | 2008 | 2007 |
|---|---|---|---|
| Total assets | $ **15,377,831** | $ 16,201,306 | $ 16,324,219 |
| Current liabilities | **577,276** | 1,056,026 | 981,617 |
| Future income and mining taxes | **2,723,441** | 2,997,668 | 700,793 |
| Total revenues | **418,013** | 3,685,945 | 1,179,768 |
| Total expenses | **2,423,749** | 3,541,145 | 1,909,201 |
| Net earnings (loss) | **(1,373,576)** | (1,130,554) | (898,403) |
| Net earnings (loss) per share - basic and diluted | $ **(0.07)** | $ (0.06) | $ (0.05) |
| Weighted average number of common shares - basic and diluted | **18,740,480** | 18,059,102 | 16,932,130 |

The Company reported a net loss of $1,373,576 for the year 2009 compared to a net loss of $1,130,554 in 2008.

Revenues: $418,013 (2008 – $3,685,945), decrease of $3,267,932:

The decrease in revenue of $3,267,932 is a result of the reduction in option income from $3,202,391 in 2008 to $152,500 in 2009 as well as a $842,447 reduction in metal royalty income from $1,008,194 in 2008 to $165,747 principally as a result of the shut-down in First Metals Inc. operations. Option and royalty income vary with success of our partners.

The gain on sale of marketable securities of $37,019 (2008 – loss of $717,347) resulted from the sale of the following investments:

| | **2009** | 2008 |
|---|---|---|
| Altai Resources Inc. | $ - | $ 9,255 |
| Canada Housing Treasury Bonds | **20,760** | - |
| First Metals Inc. | **79,481** | (779,540) |
| Gold Bullion Development | **(5,501)** | 2,649 |
| Pencari Mining Corporation | - | (7,470) |
| Plato Gold Corporation | **(53,409)** | - |
| Rocmec Mining Corporation | **(7,108)** | 2,368 |
| Strategic Resource Acquisition Corporation | **2,796** | 55,391 |
| Gain (loss) on sale of marketable securities | **37,019** | (717,347) |

Due to lower interest rates and funds available for investment, interest income at $56,555 was down $112,842 from 2008.

Expenses: $2,423,749 (2008 – $3,541,145), decrease of $1,117,396:

The other-than-temporary impairment loss on marketable securities of $118,374 represents the decline in the market value on 588,200 Strategic Resource Acquisition Corporation shares. In 2008, the Company recognized a loss on 2,713,018 shares of First Metals Inc. which totalled $1,814,331.

Overall expenses excluding other-than-temporary impairment increased by 33% over 2008. The major expense variances resulted from:

- Write-down of deferred exploration expenses of $912,314 (2008 - $185,143), increased by $727,171 due to the write down of an airborne survey which had been completed in 2007 and 2008 over the Joutel area, totalling $614,445 and general exploration in Quebec during 2009 which resulted in an additional write down of $68,031.

- Amortization of $62,304 increased by $733 from 2008.

- Foreign exchange loss was $34,088 compared to a gain of $127,774 in 2008.

- Administration expenses of $529,269 (2008 – $676,817), decreased by $147,548. The administrative staff salaries increased by $19,440 in 2009 over 2008. Completion of office and warehouse renovations costs were $20,970 more than in the same period in 2008. In light of current economic conditions, the Company reduced advertising and promotion costs over the previous year by $94,688.

- Professional fees and outside services of $555,471 (2008 - $630,310), decreased by $74,839 mainly as a result of specialized accounting services which were incurred in the previous year.

- Stock-based compensation and payments $211,929 (2008 - $300,747) decreased by $88,818.

Income and mining taxes for the year

- During the year, the Company recorded a $632,160 income and mining tax recovery representing timing differences and non-deductible items whereas in 2008, the Company provided $1,275,354 for income and mining taxes mainly representing prior years' tax assessments, non-deductible items and tax benefits not previously accounted for.

**Summary of Quarterly Results**

The following table shows selected results by quarter for the last eight quarters:

| | **2009** | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | **Q4** | **Q3** | **Q2** | **Q1** | Q4 | Q3 | Q2 | Q1 |
| Total revenues | **$ 174,299** | **$ (48,380)** | **$ 257,065** | **$ 35,029** | $ (578,392) | $ 174,448 | $ 693,753 | $ 3,396,136 |
| Total expenses | **1,099,681** | **360,808** | **517,058** | **446,202** | 2,476,186 | 290,408 | 513,043 | 261,508 |
| Net earnings (loss) | **(544,276)** | **(319,952)** | **(221,458)** | **(287,890)** | (3,352,001) | (81,145) | 118,013 | 2,184,579 |
| Net earnings (loss) per share | | | | | | | | |
| - basic & diluted | **(0.02)** | **(0.02)** | **(0.01)** | **(0.02)** | (0.18) | - | 0.01 | 0.11 |

Note: Q1 2008 restated

**Quarter 4, Comparisons (2009 as compared to 2008):**

The Company reported a net loss of $544,276 for Q4-2009 compared to net loss of $3,352,001 for the fourth quarter ended December 31, 2008.

Revenues: $174,299 (Q4 2008 - $(578,392), increase of $752,691:

The increase in revenues of $752,691 is mainly a result of loss on sale of First Metals Inc. shares of $787,009 recorded in 2008.

Expenses: $1,099,681 (Q4 2008 - $2,476,186), decrease of $1,376,505:

The $1,099,681 of expenses in Q4 2009 include a write down of mineral properties of $756,698 (Q4-2008 of $100,475) as well as no provision for other than temporary impairment on marketable securities (Q4 2008 - $1,814,331). These two items account for the majority of the change in the expenses in the respective quarters.

The $756,698 (2008 - $100,475) write down of mineral properties mainly represents the costs of an airborne survey in 2007 and 2008 over the Joutel area totalling $614,445, as well as general Quebec exploration of $37,102.

Other changes in expenses are as follows:

- A foreign exchange loss of $3,369 incurred in the fourth quarter of 2009 as compared to a gain of $89,863 in the fourth quarter of 2008.

- Administration expenses in the fourth quarter of 2009 totalled $159,451 (2008 - $202,549) representing a decrease of $43,098 mainly as a result of reduced advertising and promotion activities.

- Although salaries increased by $7,068 and IT consultants by $14,157 in Q4 2009 compared to Q4 2008, the overall decrease in administration costs is due to reduced advertising and promotion of $15,538, audit fees of $14,750 and municipal taxes of $6,578.

- Professional fees and outside services of $138,168 (2008 - $222,864), reflect a decrease of $84,696 as specialized accounting services which were incurred in the previous year were not needed.

- Stock option compensation and payments of $23,683 were lower than the total expense of $205,555 in Q4 2008 mainly as a result of fewer options being granted in the current period (Q4 2009 - 20 000 options and Q4 2008 - 450,000 options).

**2009 Quarterly Comparisons:**

- In Quarter 4, 2009, the Company received $152,000 of option payments whereas no option payments were received in Q3 which accounts for the majority of the $222,679 variation in the revenues between the two quarters. In addition, the Company incurred a loss of $60,000 on the disposition of shares in Q3. The total expenses of $1,099,681 in Q4 were $738,873 more than the Q3 total of $360,808 with the majority of the increase attributable to the $756,698 write-down in exploration properties processed in the fourth quarter. The combined impact of the revenues and expenses as described above explain the difference in the net loss in the respective quarters.

- In Quarter 3, 2009, the Company recorded a loss on the sale of shares of $60,000 which was offset by other revenues which resulted in negative revenues of $48,380. In the second quarter of 2009, the revenues totalled $257,065. The change between Q2 revenues and the Q3 revenues is mainly a result of the receipt of a final net metal royalty payment of $155,000 from First Metals Inc. as well as a profit on the sale of shares of approximately $76,000 compared with the $60,000 loss on shares in the third quarter as outlined above. In Q3 of 2009 the expenses totalled $360,808 as compared to $517,058 in Q2. The majority of the higher level of expenses in Q2 related to the stock-based compensation expense of $142,000 which related to options granted in that quarter. There were a number of other expenses incurred in that quarter related to increased investor relations activities.

- In Quarter 2, 2009, the revenues were $257,065 as compared to $35,029 in Q1, 2009, with the variance mainly attributable to the net metal royalty of $155,000 from First Metals Inc. received in Q2, with no comparative revenue in Q1 along with a profit on the sale of shares of $76,000 generated in Q2 with no comparable amount in Q1. The difference between the Quarter 2, 2009 operating expenses of $517,058 and the Q1, 2009 expenses of $446,202 is mainly attributable to stock-based compensation expense of $142,000 which related to options granted in the second quarter of 2009.

**Related Party Transactions**

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

During the year ending December 31, 2009, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

| | | 2009 | | 2008 |
|---|---|---|---|---|
| Compensation - Jack Stoch, President and CEO | $ | **159,996** | $ | 159,996 |
| Compensation - Dianne Stoch, Corporate Secretary | | **120,000** | | 120,000 |
| Rent - Core facility, core storage and equipment | | - | | 30,515 |
| Purchase - Building and land for core storage | | - | | 212,800 |
| | | **279,996** | | 523,311 |

In 2009, Jack Stoch and Dianne Stoch purchased 50,000 common shares under a flow-through financing offer of the Company. See "Capital Resources" section of this MD&A for further details of these transactions. On November 26, 2009, Dianne Stoch resigned as Chief Financial Officer and Treasurer of the Company a position which she has held since 1985. Ms. Stoch will continue her association with the Company as Corporate Secretary and a Director.

**Changes in accounting policies**

**Goodwill and intangible assets**

On January 1, 2009, the Company has adopted Canadian Institute of Chartered Accountants ("CICA") Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee ("EIC") Abstract 27, Revenues and Expenditures During the Pre-operating Period, and the amendment of Accounting Guideline ("AcG") 11, Enterprises in the Development Stage. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. In particular, the new standard sets out specific criteria for the recognition of intangible assets and clarifies the application of the concept of matching costs with revenues, so as to eliminate the practice of recognizing as assets items that do not meet the definition of an asset or satisfy the recognition criteria for an asset. The adoption of this section had no impact on the consolidated financial statements.

**Financial Instruments**

In January 2009, the Company adopted EIC-173, Credit risk and the fair value of financial assets and financial liabilities issued by the Emerging Issues Committee. This abstract requires that an entity's own credit risk (for financial liabilities) and the credit risk of the counterparty (for financial assets) should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this abstract did not have a material impact on the Company's consolidated financial statements.

The Company adopted the changes made by CICA to Section 3862, Financial instruments – Disclosures whereby an entity shall classify and disclose fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 – valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The required disclosures are included in note 14.

**Mining exploration costs**

EIC-174 "Mining Exploration Costs" provides guidance on the accounting and the impairment review of exploration costs. This standard did not have a significant effect on the Company's financial statements.

**Future Accounting Changes**

**International Financial Reporting Standards**

The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. The AcSB announced on February 13, 2008 that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules.

Although the Company has completed a preliminary assessment of the accounting and reporting differences, impacts on systems and process, it has not yet finalized these assessments. As the Company finalizes its determination of the significant impacts on its financial reporting it intends to disclose such impacts in future Management's Discussion and Analysis.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adoption of IFRS at the changeover date. The International Accounting Standards Board ("IASB") will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.

The Company's adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards ("IFRS 1"), which provides guidance for an entity's initial adoption of IFRS. IFRS1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period (January 1, 2011) retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. Management is assessing the exemptions available under IFRS 1 and their impact on the Company's future financial position.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Set out below are the key areas where changes in accounting policies are expected that may impact the Company's consolidated financial statements. The list is intended to highlight those areas management believes to be most significant. However, the IASB has significant ongoing projects such as a review of resource accounting including exploration accounting that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company's consolidated financial statements.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

| Key accounting area | Difference from Canadian GAAP, with potential impact for the Company |
|---|---|
| Presentation of Financial Statements (IAS 1) | Additional disclosures in the notes to financial statements. IAS 1 also requires the presentation of current assets and current liabilities in order of liquidity. |
| Share-based payments (IFRS 2) | There are differences with respect to the measurement of stock-based payments to non-employees (generally measured at the more reliably measurable amount of either the fair value of the goods or services received, or the fair value of the award at the earlier of performance commitment or completion date). |
| Exploration for and Evaluation of Mineral Resources (IFRS 6) | This guidance applies to expenditures incurred after legal rights to explore a specific area are obtained and before technical feasibility. It also includes criteria regarding impairment of an asset. In Canada, the accounting guidance is outlined in Property, plant and equipment (3061), Impairment of long-lived asset guidance (3063) as well as in EIC-174 "Mining Exploration Costs". Unlike IFRS, in Canada impairment losses are recognized in profit or loss and they are not reversed as a result of an improvement in circumstances which caused the impairment. |
| Financial Instruments: Disclosure (IFRS 7) | There are a number of similarities between the disclosures of qualitative and quantitative disclosures of an entity's financial risks and its financial risk management objectives and policies. |
| Statement of cash flows (IAS 7) | The statement of cash flows presents cash flows during the period classified by operating, investing, and financing activities which is similar to Canadian GAAP. There are some differences regarding the information attributable to discontinued operations and the treatment of changes in ownership interests. |
| Income Taxes (IAS 12) | Recognition and measurement criteria for deferred tax assets and liabilities are different. |
| Financial Instruments: Recognition, Measurement and Presentation (IAS 39 and 32) | Under IFRS, like Canadian GAAP, certain types of contracts are treated as financial instruments. The disclosures require qualitative and quantitative disclosures of an entity's financial risks and its financial risk management objectives and policies. The level of disclosure varies depending on the nature and significance of financial instruments to the entity. |

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company's consolidated financial statements can only be measured once all of the applicable IFRS at the conversion date are known.

Additional analytical and assessment work is planned for 2010, but the Company believes that its' IFRS conversion project is progressing according to schedule.

**Business Combinations**

In January 2009, the CICA issued the following new Handbook sections: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. These new Sections will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted to the extent the three new Sections are adopted simultaneously. Together, the new Sections establish standards for the accounting for a business combination, the preparation of consolidated financial statements and the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements. The Company does not expect that the adoption of these new Sections will have a material impact on its consolidated financial statements.

**Disclosure Controls and Procedures**

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have evaluated the design and effectiveness of the Company's disclosure controls and procedures as defined in the rules of the Canadian Securities Administrators as at December 31, 2009. Based on that evaluation, they have concluded that the Company's disclosure controls and procedures were as of and for the year ending December 31, 2009 appropriately designed and operating effectively.

**Internal Control over Financial Reporting (ICFR)**

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Company; and (ii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

During the year ended December 31, 2009, and as at the year end, the CEO and CFO have participated in the evaluation of the design of internal controls over financial reporting based on criteria established in Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). They have also caused the effectiveness of ICFR to be evaluated at the financial year-end and based on their evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that internal controls over financial reporting are appropriately designed and operating effectively to ensure that the preparation of financial statements for external reporting purposes are in accordance with the Company's application of Canadian GAAP.

In the 2008 Annual MD&A, Management reported a material weakness over the identification and timely application of new accounting standards in the preparation and reporting of external financial information. At that time, the Company implemented procedures including the receipt, on a quarterly basis of an update of the accounting standards from accounting advisors, as well as the review and application of these revised standards.

**Financial Instruments and Risk Management**

**Risk management**

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date December 31, 2009.

As a result of the volatile economic conditions precipitated by the credit crisis, at December 31, 2009, the Company had $2.8 million in financial instruments, fully guaranteed by the Canadian Government, classified as marketable securities and cash restricted for flow-through expenditures on the balance sheet. The Company's remaining cash restricted for flow-through is deposited with a Canadian banking institution, member of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

**Credit risk**

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk as at December 31, 2009 and 2008 was:

| | | 2009 | | 2008 |
|---|---|---|---|---|
| Cash and cash equivalents | $ | **-** | $ | 1,140,052 |
| Cash restricted for flow-through expenditures | | **347,883** | | 561,039 |
| Accounts receivable | | **215,621** | | 365,035 |
| | | **563,504** | | 2,066,126 |

Accounts receivable are mainly made up of an option payment due from Plato Gold Corporation paid in January 2010 and taxes receivable from government authorities. As the government receivables arise from legislative measures they do not represent a high credit risk. A total of $2,045 in doubtful accounts was written off during the period ending December 31, 2009.

**Liquidity Risk**

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through the management of its capital structure and financial leverage, as outlined in the following "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions outside of the ordinary course of business. The Company has financed its exploration and mining activities through operating cash flows and the utilisation of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

**Foreign Exchange Risk**

As at December 31, 2009, the Company has cash of $6,587 (2008 - $117,176) in US dollars. The Company estimates that the impact on earnings of a one percent increase or decrease in the US exchange rate would be insignificant.

**Interest Rate Risk**

The Company is not exposed to a significant interest rate risk since the Company has no credit facility. The interest revenue arising from the balance of operating cash accounts is subject to interest rate fluctuations. Based on the balances outstanding during the quarter ended December 31, 2009, a 1% increase (decrease) in the interest rate index would have no significant impact on earnings before income taxes.

**Capital Disclosures**

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is a Canadian exploration company, its principal source of funds is from the issuance of common and flow-through shares and exploration tax credits as well as managing cash and cash equivalents, cash restricted for flow-through expenditures, marketable securities and accounts receivable. In the management of capital, the Company includes the components of shareholders' equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or dispose of properties. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations though its current operating period. The Company is currently not subject to externally imposed capital requirements.

Neither the management of capital nor the objectives have changed during the current year.

The Company monitors capital on the basis of surplus to equity. The components of the surplus are outlined below at December 31:

| | | **2009** | | 2008 |
|---|---|---|---|---|
| Cash and cash equivalents | $ | - | $ | 1,140,052 |
| Cash restricted for flow-through expenditures | | **347,883** | | 561,039 |
| Marketable securities - term deposits and treasury bonds | | **2,757,864** | | 3,152,340 |
| Accounts receivable | | **215,621** | | 365,035 |
| Quebec refundable tax credit and mining duties | | **230,888** | | 50,289 |
| | | **3,552,256** | | 5,268,755 |
| Exploration expenditure obligations | | **(347,883)** | | (561,039) |
| Surplus | | **3,204,373** | | 4,707,716 |
| Shareholders' equity | | **12,077,114** | | 12,147,612 |

**Critical accounting assumptions, policies and estimates**

The preparation of the Corporation's audited financial statements requires management to make certain estimates that affect the amounts reported in the financial statements. Note 4 to the Financial Statements for the year ended December 31, 2009 summarized the significant accounting policies and also identified that certain accounting policies require management to make estimates or assumptions that in some cases are inherently uncertain. In preparing the audited financial statements, management has used the same approaches and methods as were used for the audited financial statements of the Corporation for the year ended December 31, 2008.

The critical accounting assumptions and estimates used in the preparation of these statements include the Company's assumption that it is a going concern, an estimate of recoverable value of its mineral properties and deferred exploration expenses, and the carrying value of the plant, property and equipment, as well as the value of its stock-based compensation and fair value of financial assets and liabilities and valuation of marketable securities. Key areas of estimation, where management has made difficult complex or subjective judgments include, finite lives and carrying value of property, plant and equipment, the ability to use income tax loss carry forwards and other future income tax assets and the recoverability of mineral interests which require estimates of future cash flows. A description of the relevant accounting policies follows.

**Mineral properties and deferred exploration expenses**

The Company accounts for mineral properties and deferred exploration expenses in accordance with the Canadian Institute of Chartered accountants ("CICA") Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC-174, "Mining Exploration Costs" ("EIC-174") of the Emerging issues Committee.

CICA 3061 provides for the capitalization of the acquisition and exploration expenses of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration expenses to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gains. Costs related to abandoned projects are written off. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the resource interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

**Impairment of long-lived assets**

The Company follows the recommendations in CICA Handbook Section 3063 - "Impairment of Long-Lived Assets" and the CICA's Emerging Issues Committee ("EIC") emerging extract EIC-174 - "Mining Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mineral properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant an assessment. EIC-174 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavorable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, capitalized costs are written down to the estimated recoverable amount.

The Company has sufficient financing in place to meet its exploration property commitments. Globex has the intent and ability to retain its properties until the business climate improves, and although the adverse change in the business climate may result in a delay in the cash flows from properties, this factor alone may not require an impairment test. We review all of our properties annually to determine whether exploration undertaken has eliminated any further viable targets on a property and if affirmative, the property and all associated exploration costs are written down. Costs related to any property not explored over the past 3 years are also written down.

**Stock-based Compensation**

Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. The Company records stock options granted using a fair value based on the Black-Scholes model, to estimate fair value.

The following weighted assumptions were applied:

| | 2009 | 2008 |
|---|---|---|
| Expected dividend yield | **Nil** | Nil |
| Expected stock price volatility | **84.5%** | 70.9% |
| Risk free interest rate | **2.06%** | 2.51% |
| Expected life | **3.28 years** | 3.36 years |
| Weighted average fair value of options at grant date | **$0.46** | **$0.45** |

During the period ending December 31, 2009, the Company granted 465,000 stock options, with 460,000 vesting immediately having an assigned value of $211,929. The details of the grants are: 430,000 stock options to service providers, exercisable at a weighted average price of $2.25, with terms of 1 and 5 years and 35,000 to employees at a weighted average price of $0.97, for a 5 year period. In 2008, 650,000 options were granted.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

### Capital Resources

As at March 19, 2010, 19,240,074 common shares are issued and outstanding and 2,855,500 stock options remain outstanding for a fully diluted common share capital of 22,095,574. In July 2009, 857,000 flow-through shares were issued for $1,015,550 under a private placement. Jack Stoch, a significant shareholder of the Company, purchased 20,000 common shares (equal to 2.3% of the total number issued) and Dianne Stoch purchased 30,000 common shares (equal to 3.5% of the total number issued), both of whom are officers and directors of the Company.

### Liquidity and Working Capital

At December 31, 2009, the Company had no cash and cash equivalents compared to $1,140,052 at December 31, 2008 excluding cash restricted for flow-through expenditures of $347,883 (2008 - $561,039).

Marketable securities of $2,936,343 at December 31, 2009 include shares with a market valuation of $178,479 and term deposits and treasury bonds of $2,757,864 fully guaranteed by the Canadian government.

At the period ended December 31, 2009, the Company's working capital (based on current assets minus current liabilities) was $3,187,490 (December 31, 2008 - $4,477,128). The Company believes that based on the current cash and working capital position, it has sufficient resources readily available to meet its current exploration spending commitments and corporate and administrative requirements for the next twelve months.

Globex does not have any long-term debt or similar contractual commitments.

### Risks and Uncertainties

Risks beyond the control of the Company come from multiple sources.

**Metal Prices:** World-wide supply and demand for metals determines metal prices. Lower metal prices reduce exploration activity and thus the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals. Metal prices also directly affect the revenue stream that Globex anticipates from mines in production. Lower metal prices equal lower or no revenue. Higher metal prices equal higher revenue.

**Currency Exchange Fluctuations:** Metal prices are quoted in US dollars. A strong US dollar against the Canadian dollar enhances metal revenues when translated to Canadian dollars, causing an equivalent increase in net profits. A weak US dollar shrinks potential metal revenues while mining and exploration costs in Canadian dollars remain constant or actually increase, thus reducing profits. The viability of a mine could be determined by currency fluctuation.

**Staff Recruitment and Retention:** As a result of the cyclical nature of the business, the lack of job security, it is difficult to find and retain the experienced, competent individuals required to build a company: Salaries, benefits, working conditions and challenge must be competitive.

**Option Revenue:** Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled with negative results, then the property may cease to have exploration potential and thus the ability to generate future option revenue.

**Success of Partners:** The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, then the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively affected.

**Government Legislation and Taxation:** Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources for financing exploration programs. Any material changes in these programs could adversely affect the Company's operations.

**Finding and Developing Economic Reserves:** The recoverability of amounts capitalized for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

**Other risks the Company faces are:** Renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

## Outlook

Globex is pleased with the achievements to date on the **Timmins Talc-Magnesite** project and anticipates that the project will continue to advance during the next year. The recent rebound in base metal and precious metal prices has changed the psychology within the junior mining sector and attractive projects are now receiving investor attention. Globex will continue to exploit its projects and opportunities. In addition, the Company anticipates that it will continue to receive option payments and royalty payments. On an overall basis, the Company believes that it is well positioned with a combination of exciting projects and the resources necessary to continue to advance its strategic directions.

## Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the fiscal years ended December 31, 2009 and 2008 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2009 and/or 2008 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

## Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

*(Signed)*
Jack Stoch
Director

*(Signed)*
Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec
March 19, 2010

Ref.: File no. 82-4025





GLOBEX

# GLOBEX MINING ENTERPRISES INC.

# AUDITED FINANCIAL STATEMENTS
# DECEMBER 31, 2009

86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1 CANADA
Telephone: (819) 797-5242 Fax.: (819) 797-1470
info@globexmining.com www.globexmining.com

# Responsibilities for Financial Statements

The management of the Company is responsible for the preparation of the consolidated financial statements and the financial information contained in the Annual Report. The accompanying consolidated financial statements of Globex Mining Enterprises Inc. have been prepared by management and approved by the Board of Directors of the Company. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate reflect management's best estimates and judgments based on currently available information.

Globex maintains adequate accounting systems and administrative controls to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l., Chartered Accountants, have been appointed by the shareholders to conduct an independent audit of the Company's financial statements. Their report outlines the nature of their audit and expresses their opinion of the financial statements of the Company.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Audit Committee is also responsible for making recommendations with respect to the appointment, the remuneration and the terms of engagement of the Company's auditors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditor's report, and examines the fees and expenses for audit services, and considers the engagement of reappointment of the external auditors. Samson Bélair/Deloitte & Touche s.e.n.c.r.l., the external auditors, have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to shareholders.

*(Signed)*
Jack Stoch
President and Chief Executive Officer

*(Signed)*
James Wilson
Chief Financial Officer and Treasurer

# Auditors' Report

To the Shareholders of Globex Mining Enterprises Inc.

We have audited the consolidated balance sheets of Globex Mining Enterprises Inc. as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), contributed surplus and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*(Signed)*
Samson Bélair/Deloitte & Touche s.e.n.c.r.l. [1]
Rouyn-Noranda, Canada
February 1, 2010

[1] Chartered accountant auditor permit n° 18190

**GLOBEX MINING ENTERPRISES INC.**

## Consolidated Balance Sheets

As at December 31,

| | 2009 | 2008 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents (note 5) | $ - | $ 1,140,052 |
| Cash restricted for flow-through expenditures (note 5) | **347,883** | 561,039 |
| Marketable securities | **2,936,343** | 3,374,634 |
| Accounts receivable | **215,621** | 365,035 |
| Quebec refundable tax credit and mining duties | **230,888** | 50,289 |
| Prepaid expenses | **34,031** | 42,105 |
| | **3,764,766** | 5,533,154 |
| Reclamation bonds (note 6) | **125,320** | 141,474 |
| Properties and equipment (note 7) | **516,505** | 547,529 |
| Mineral properties (Schedule A) | **2,870,356** | 2,842,204 |
| Deferred exploration expenses (note 8) (Schedule A) | **8,100,884** | 7,136,945 |
| | **15,377,831** | 16,201,306 |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | **270,238** | 748,988 |
| Income tax payable | **307,038** | 307,038 |
| | **577,276** | 1,056,026 |
| Future income and mining taxes (note 9) | **2,723,441** | 2,997,668 |
| **Shareholders' equity** | | |
| Share capital | | |
| Authorized: Unlimited common shares with no par value | | |
| Issued and fully paid: 19,215,074 common shares | | |
| (2008 - 18,338,074 common shares) (note 10) | **45,900,953** | 45,026,832 |
| Contributed surplus | **3,004,037** | 2,799,452 |
| Deficit | **(36,553,355)** | (35,149,968) |
| Accumulated other comprehensive income (loss) (note 11) | **(274,521)** | (528,704) |
| | **(36,827,876)** | (35,678,672) |
| | **12,077,114** | 12,147,612 |
| | **15,377,831** | 16,201,306 |

Approved by the Board

*(Signed)*
Jack Stoch, Director

*(Signed)*
Dianne Stoch, Director

**GLOBEX MINING ENTERPRISES INC.**

# Consolidated Statements of Operations and Comprehensive Income (loss)

Years ended December 31,

| | 2009 | 2008 |
|---|---|---|
| **Revenues** | | |
| Option income | $ **152,500** | $ 3,202,391 |
| Metal royalty income | **165,747** | 1,008,194 |
| Gain (loss) on sale of marketable securities | **37,019** | (717,347) |
| Interest income | **56,555** | 169,397 |
| Other | **6,192** | 23,310 |
| | **418,013** | 3,685,945 |
| **Expenses** | | |
| Amortization | **62,304** | 61,571 |
| Loss (gain) on foreign exchange translation | **34,088** | (127,774) |
| Administration | **529,269** | 676,817 |
| Professional fees and outside services | **555,471** | 630,310 |
| Stock-based compensation (note 10) | **17,939** | 109,219 |
| Stock-based payments (note 10) | **193,990** | 191,528 |
| Other-than-temporary impairment on marketable security | **118,374** | 1,814,331 |
| Write-down of mineral properties and deferred exploration expenses | **912,314** | 185,143 |
| | **2,423,749** | 3,541,145 |
| Earnings (loss) before income and mining taxes | **(2,005,736)** | 144,800 |
| **Income and mining taxes (note 9)** | | |
| Current | **(16,857)** | 323,891 |
| Future | **(615,303)** | 951,463 |
| | **(632,160)** | 1,275,354 |
| **Net earnings (loss)** | **(1,373,576)** | (1,130,554) |
| Net earnings (loss) per common share (note 12) | | |
| Basic and diluted | **(0.07)** | (0.06) |
| **Other comprehensive income (loss), net of taxes** | | |
| Changes in unrealized gains (loss) on available-for-sale marketable securities | | |
| Unrealized gains (loss) gains arising during the period, net of taxes | **172,828** | (4,613,981) |
| Reclassification to earnings of losses or (gains) realized from available-for-sale marketable securities, net of taxes | **(37,019)** | 740,496 |
| Reclassification to earnings of other-than-temporary impairment on marketable securities | **118,374** | 1,814,331 |
| | **254,183** | (2,059,154) |
| Net earnings (loss) | **(1,373,576)** | (1,130,554) |
| **Comprehensive income (loss)** | **(1,119,393)** | (3,189,708) |

**GLOBEX MINING ENTERPRISES INC.**

# Consolidated Statements of Contributed Surplus and Deficit

Years ended December 31,

| | 2009 | 2008 |
|---|---|---|
| **Contributed surplus** | | |
| **Balance, beginning of year** | **$ 2,799,452** | $ 2,500,455 |
| Stock-based compensation costs (note 10) | **17,939** | 109,219 |
| Stock-based compensation payments (note 10) | **193,990** | 191,528 |
| Fair value of stock options exercised (note 10) | **(7,344)** | (1,750) |
| **Balance, end of year** | **3,004,037** | 2,799,452 |
| **Deficit** | | |
| **Balance, beginning of year** | **(35,149,968)** | (33,955,212) |
| Net earnings (loss) | **(1,373,576)** | (1,130,554) |
| Share issue expenses net of taxes $10,970 (2008 - $23,625) | **(29,811)** | (64,202) |
| **Balance, end of year** | **(36,553,355)** | (35,149,968) |

## GLOBEX MINING ENTERPRISES INC.

# Consolidated Statements of Cash Flows

Years ended December 31,

| | 2009 | 2008 |
|---|---|---|
| **Operating activities** | | |
| Net earnings (loss) | **$ (1,373,576)** | $ (1,130,554) |
| Items not affecting cash: | | |
| Option income received in marketable securities (note 13) | **(27,500)** | (2,710,927) |
| Other-than-temporary impairment on marketable security | **118,374** | 1,814,331 |
| Amortization of properties and equipment | **62,304** | 61,571 |
| Foreign exchange rate variation on reclamation bond | **16,154** | (31,809) |
| Loss (gain) on sale of marketable securities | **(37,019)** | 717,347 |
| Write-down of mineral properties and deferred exploration expenses | **912,314** | 185,143 |
| Amortization of bonds premium | **10,192** | 5,109 |
| Future income and mining tax expense (recovery) | **(615,303)** | 951,463 |
| Stock-based compensation | **17,939** | 109,219 |
| Stock-based payments | **193,990** | 191,528 |
| | **651,445** | 1,292,975 |
| Changes in non-cash operating working capital items (note 13) | **(270,973)** | 979,923 |
| | **(993,104)** | 1,142,344 |
| **Financing activities** | | |
| Issuance of share capital | **1,035,750** | 2,131,500 |
| Buy-back of share capital | **-** | (20,080) |
| Share capital issue expenses | **(40,781)** | (87,827) |
| | **994,969** | 2,023,593 |
| **Investing activities** | | |
| Acquisition of properties and equipment | **(31,280)** | (269,218) |
| Deferred exploration expenses | **(1,924,068)** | (4,177,849) |
| Mineral properties acquisitions | **(28,152)** | (34,670) |
| Proceeds on mineral properties optioned | **-** | 48,534 |
| Proceeds on sale of marketable securities | **1,684,189** | 9,251,226 |
| Acquisition of marketable securities | **(1,055,762)** | (11,002,380) |
| Cash restricted for flow-through expenditures variation | **213,156** | 1,915,961 |
| | **(1,141,917)** | (4,268,396) |
| Net decrease in cash and cash equivalents | **(1,140,052)** | (1,102,459) |
| Cash and cash equivalents, beginning of year | **1,140,052** | 2,242,511 |
| **Cash and cash equivalents, end of year** | **-** | 1,140,052 |

Supplementary cash flow information (note 13)

# Notes to the Consolidated Financial Statements

## Year ended December 31, 2009 and 2008

**1. Description of the business**

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, rare earth, nickel, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX International, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

These financial statements have been prepared on a going-concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. This assumption is based on the current net assets of the Company and management's current operating plans.

**2. Adoption of new accounting standards**

***Goodwill and intangible assets***

On January 1, 2009, the Company has adopted Canadian Institute of Chartered Accountants ("CICA") Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee ("EIC") Abstract 27, Revenues and Expenditures During the Pre-operating Period, and the amendment of Accounting Guideline ("AcG") 11, Enterprises in the Development Stage. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. In particular, the new standard sets out specific criteria for the recognition of intangible assets and clarifies the application of the concept of matching costs with revenues, so as to eliminate the practice of recognizing as assets items that do not meet the definition of an asset or satisfy the recognition criteria for an asset. The adoption of this section had no impact on the consolidated financial statements.

***Financial instruments***

In January 2009, the Company adopted EIC-173, Credit risk and the fair value of financial assets and financial liabilities issued by the Emerging Issues Committee. This abstract requires that an entity's own credit risk (for financial liabilities) and the credit risk of the counterparty (for financial assets) should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this abstract did not have a material impact on the Company's consolidated financial statements.

The Company also adopted the changes made by CICA to Section 3862, Financial instruments – Disclosures whereby an entity shall classify and disclose fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels :

Level 1: valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
Level 3: valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The required disclosures are included in note 14.

***Mining exploration costs***

EIC-174 "Mining Exploration Costs" provides guidance on the accounting and the impairment review of exploration costs. This standard did not have a significant effect on the Company's financial statements.

**3. Future accounting changes**

***International Financial Reporting Standards***

The Accounting Standards Board of Canada ("AcSB") plans to converge Canadian GAAP for publicly accountable enterprises with International Financial Reporting Standards ("IFRS") over a transition period that will end effective January 1, 2011 with the adoption of IFRS. In October 2009, the AsSB reconfirmed that IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will convert to these new standards according to the timetable set with these new rules.

The Company has completed an initial assessment of the differences between Canadian GAAP and IFRS relevant to Globex and is in the process of finalizing a more detailed assessment. The initial assessment identified that changes were required to accounting systems and business processes mainly related to capitalization of exploration expenses and the need to test for impairment of mineral properties. Further training and development are ongoing for 2010.

***Business combinations, consolidated financial statements and non-controlling interests***

In January 2009, the CICA issued the following new Handbook sections: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. These new Sections will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted to the extent the three new Sections are adopted simultaneously. Together, the new Sections establish standards for the accounting for a business combination, the preparation of consolidated financial statements and the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company does not expect that the adoption of these new Sections will have a material impact on its consolidated financial statements.

**4. Accounting policies**

***Principles of consolidation***

The consolidated financial statements of Globex are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company, Globex Nevada Inc. and World Wide Magnesium Corporation. In addition, the Company has a joint venture that is consolidated using proportionate consolidation. All significant intercompany transactions and balances have been eliminated on consolidation.

## Notes to the Consolidated Financial Statements

***Translation of foreign currencies***

Integrated foreign operation and accounts denominated in foreign currency are translated as follows: monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the year except for amortization, which is translated at historical rates. Translation gains or losses are included in earnings.

***Properties and equipment***

Property and equipment are recorded at cost. Amortization is based on their estimated useful lives using the diminishing balance method and rates as follows:

| | |
|---|---|
| Buildings | 4% |
| Mining equipment, office equipment and vehicles | 30% |
| Computer systems | 30 - 100% |

***Mineral properties and deferred exploration expenses***

The Company accounts for mineral properties and deferred exploration expenses in accordance with the CICA Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC-174, "Mining Exploration Costs" ("EIC-174"). CICA 3061 provides for the capitalization of the acquisition and exploration expenses of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration expenses to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gain. Costs related to abandoned projects are written off. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on results of exploration work, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the resource interests. It is reasonably possible, based on existing knowledge that changes in future conditions could require a change in the recognized amounts. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

***Quebec refundable tax credit and mining duties***

The Company is entitled to a refundable tax credit of 35% on qualified, unrenounced to investors, mining exploration expenses incurred in the province of Quebec. Furthermore, the Company is entitled to a refund of mining duties of 12% on qualified, unrenounced to investors, mining exploration expenses net of the refundable tax credit. Refundable tax credits are accounted for against the exploration expenses incurred and the mining duties refunds are recorded for as current mining taxes in the statement of operations.

# Notes to the Consolidated Financial Statements

***Impairment of long-lived assets***

The Company follows the recommendations in CICA Handbook Section 3063 – "Impairment of Long-Lived Assets" and the CICA's emerging extract EIC-174 – "Mining Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mineral properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant an assessment. EIC-174 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavorable economic, legal, regulatory, environmental, political and other factors. In addition, management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, capitalized costs are written down to the estimated recoverable amount.

***Cash and cash equivalents***

Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months.

***Cash restricted for flow-through expenditures***

Cash restricted for flow-through expenditures is composed of cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months. The cash is restricted to pay prescribed resource expenditure in the province of Quebec.

***Marketable securities***

Marketable securities consist of investments in money market instruments with an original term of more than three months, but no longer than one year. Also included in marketable securities are the shares of public companies, which are not subject to any trading restrictions.

***Flow-through shares - tax benefits renounced***

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through shares are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the later of renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

## Notes to the Consolidated Financial Statements

***Use of estimates***

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. During the fiscal year presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of the Quebec refundable tax credit and mining duties resulting from mining exploration expenses, the recoverability of mineral properties and deferred exploration expenses, valuation of stock-based compensation, valuation of future income taxes, the fair value of financial assets and liabilities and the valuation of marketable securities. These estimates and valuation assumptions are based on current information and management's planned course of actions, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

***Realization of assets***

Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

***Stock-based compensation and payments***

The company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock.

***Revenue recognition***

Partial sales of mineral properties are accounted for by applying the proceeds from such sales/options to the carrying costs of the property and reducing these costs to zero prior to recognizing any gain. Realized gains or losses on marketable securities are recorded when sold. Interest income is recorded on the accrual basis. Shares received under option agreements are valued at fair value which is determined at quoted price if the shares are quoted in an active market and if the market for the shares is not active, fair value is established by using a valuation technique. Royalty income is recorded on an accrual basis.

***Income taxes***

The Company uses the asset and liability method in accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributed to differences between the financial statement carrying values of assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year of the rate change. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

***Financial instruments***

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. Settlement date accounting is used.

| Classification | |
|---|---|
| Cash and cash equivalents | Held for trading |
| Cash restricted for flow-through expenditures | Held for trading |
| Marketable securities | Available-for-sale |
| Accounts receivable | Loans and receivables |
| Reclamation bonds | Available-for-sale |
| Accounts payable and accrued liabilities | Other liabilities |

## 5. Cash and cash equivalents and cash restricted for flow-through expenditures

| As at December 31, | | **2009** | | 2008 |
|---|---|---|---|---|
| **Cash and cash equivalents** | | | | |
| Bank balances | **$** | **-** | $ | 134,684 |
| Guaranteed investment certificates | | **-** | | 1,005,368 |
| | | **-** | | 1,140,052 |
| **Cash restricted for flow-through expenditures** | | | | |
| Bank balances | **$** | **300,622** | $ | - |
| Guaranteed investment certificates | | **47,261** | | 561,039 |
| | | **347,883** | | 561,039 |

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at December 31, 2009, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $347,883 (2008 - $561,039).

## 6. Reclamation bonds

| | | **2009** | | 2008 |
|---|---|---|---|---|
| Nova Scotia bond - Department of Natural Resources | **$** | **57,974** | $ | 56,699 |
| Option reimbursement | | **(50,000)** | | (50,000) |
| Net Nova Scotia bond | | **7,974** | | 6,699 |
| Washington State bond - Department of Natural Resources | | **117,346** | | 134,775 |
| | | **125,320** | | 141,474 |

Reclamation and environmental bonds were posted by the Company to secure clean-up expenses in the event of mine closure or property abandonment. An environmental bond, posted with the Nova Scotia Department of Natural Resources, for the Mooseland property earned approximately 2% per annum. The original cost of this bond, $50,000, was reimbursed to the Company as part of the now defunct Azure option agreement.

Reclamation bonds, posted at the request of Department of Natural Resources, Washington State, concern the Vulcan Mountain property located in Washington State, USA. The average interest rate for 2009 is 1% (1.73% in 2008). The decrease in value reflects the stronger Canadian dollar at the end of December 2009.

# Notes to the Consolidated Financial Statements

## 7. Properties and equipment

| 2009 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Land | $ 116,730 | $ - | $ 116,730 |
| Buildings | 298,382 | 23,819 | 274,563 |
| Mining equipment | 36,889 | 28,997 | 7,892 |
| Office equipment | 140,857 | 69,395 | 71,462 |
| Vehicles | 23,462 | 16,512 | 6,950 |
| Computer systems | 188,472 | 149,564 | 38,908 |
| | 804,792 | 288,287 | 516,505 |

| 2008 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Land | $ 116,730 | $ - | $ 116,730 |
| Buildings | 298,382 | 12,378 | 286,004 |
| Mining equipment | 36,889 | 25,616 | 11,273 |
| Office equipment | 128,011 | 53,136 | 74,875 |
| Vehicles | 23,462 | 13,534 | 9,928 |
| Computer systems | 170,038 | 121,319 | 48,719 |
| | 773,512 | 225,983 | 547,529 |

## 8. Deferred exploration expenses

| | 2009 | 2008 |
|---|---|---|
| Balance - beginning of year | $ 7,136,945 | $ 3,123,793 |
| Current exploration expenses | | |
| Consulting | 188,229 | 66,288 |
| Core shack and storage | 4,780 | 36,760 |
| Drilling | 18,355 | 1,956,587 |
| Environment | 29,998 | 36,100 |
| Equipment rental | 3,051 | 76,235 |
| Geology | 246,563 | 345,471 |
| Geophysics | 156,935 | 828,873 |
| Laboratory analysis | 768,099 | 290,153 |
| Labour | 287,283 | 255,744 |
| Line cutting | 20,770 | 51,817 |
| Mining property tax | 68,241 | 41,736 |
| Permits | 14 | 1,658 |
| Prospecting | 42,645 | 2,400 |
| Reports and maps | 11,781 | 6,501 |
| Sampling | 16,760 | - |
| Supplies | 5,612 | 56,068 |
| Surveying | 6,189 | - |
| Transport and road access | 48,763 | 125,458 |
| Total current exploration expenses | 1,924,068 | 4,177,849 |
| Exploration expenses written down | (912,314) | (184,613) |
| Exploration expenses reducing option revenue | - | (43,604) |
| Quebec refundable tax credit expense (recovery) | (47,815) | 63,520 |
| | (960,129) | (164,697) |
| Current net deferred exploration expenses | 963,939 | 4,013,152 |
| Balance - end of year | 8,100,884 | 7,136,945 |

***Properties under active option 2009***

- Grand Calumet (i) - Hawk Uranium Inc.
- Vauquelin (Nordeau) - Plato Gold Corp.

(i) Due to a continuing access dispute with the surface rights owner at Grand Calumet, Hawk Uranium Inc. has been unable to meet its exploration commitments. The Company has suspended option payments pending resolution of the problem.

***Royalty obligation***

- In 2007, the Company finalized the purchase of the Wood Gold Mine property in Cadillac Township from a prospectors' group. Upon a production decision, 60,000 Globex shares are payable to the sellers, and a 2% net smelter royalty is due on production.

***Royalty interest 2009***

- Clericy and Aiguebelle (Fayolle) - 2% net smelter royalty
- Dasserat (Russian Kid) - 5% of all metals produced from the 1st 25,000 Au ozs. and 3% of all metals produced thereafter
- Disson - 1% gross metal royalty
- Duverny (Fontana) - 15% net profit interest
- Duverny (Standard Gold) - 1% net smelter return
- Halifax (Getty) - 1% gross metal royalty
- Hebecourt (Fabie Bay-Magusi River) - 2% net metal return and 10 % net profit return
- Malartic and Fournier (East Amphi – Fourax) – 2% net smelter royalty after the 1st 300,000 Au ozs.
- Pacaud - 1% net diamond royalty and 100% of all other metal production
- Tennessee zinc (Nyrstar) - gross overriding royalty on all zinc production
  - 1.4% at or over LME zinc price of US$1.10
  - 1% between LME zinc price US$0.90 and US$1.09
- Tiblemont - 1% gross metal royalty
- Wemindji - 1% net smelter return and 1% net diamond royalty

***Acquisitions 2009***

- All properties were acquired by map staking.

***Sales and options 2009***

- NSGold Corporation optioned the Nova Scotia properties for $750,000 cash, a 4% gross metal royalty on the production of all metals and a 5% interest in the share capital of NSGold Corporation upon commencement of production. First payments are due in 2010.

***Joint venture agreements***

On July 1, 2004, the Company entered into a joint venture agreement with Queenston Mining Inc. agreeing to pool the Company's Cadillac - Wood Gold Mine claims and Queenston's adjacent claims, the Pandora gold property. With Globex as operator, the venturers participate jointly in exploration, development and mining of mineral resources within the expanded property package.

# Notes to the Consolidated Financial Statements

## 9. Income and mining taxes

Future income taxes reflect the net tax effects on losses carried forward and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

| | 2009 | 2008 |
|---|---|---|
| Future tax assets | | |
| Non-capital losses carried forward | $ 375,907 | $ 178,779 |
| Share issue expenses | 43,106 | 52,379 |
| Property and equipment | 28,481 | 11,721 |
| Marketable securities | 367,200 | 478,193 |
| Total gross future tax assets | 814,694 | 721,072 |
| Less valuation allowance | (366,744) | (478,193) |
| Net future tax assets | 447,950 | 242,879 |
| Future tax liabilities | | |
| Mining properties and deferred exploration expenses | (3,171,391) | (3,240,547) |
| Total gross future tax liabilities | (3,171,391) | (3,240,547) |
| Net future tax liabilities | (2,723,441) | (2,997,668) |

Income tax expense differs from the amounts computed by applying the combined federal and provincial effective income tax rate of 30.9% (2008 - 30.9%) to the earnings (loss) before income and mining taxes as a result of the following:

| | 2009 | 2008 |
|---|---|---|
| Earnings (loss) before income and mining taxes | $ (2,005,736) | $ 144,800 |
| Computed expected tax (recovery) | (619,772) | 44,743 |
| Stock-based compensation | 65,486 | 92,931 |
| Non-deductible expenses | 14,954 | 9,090 |
| Tax rate variation and other | 89,417 | 86,792 |
| Previous years' assessment (reversal) | (133,738) | 258,083 |
| Taxable income at different rates | (48,507) | (13,479) |
| Tax benefit related to losses not accounted for | - | 420,939 |
| Non deductible capital losses | - | 376,255 |
| Income and mining tax expense (recovery) | (632,160) | 1,275,354 |

As at December 31, 2009, the Company has non-capital loss carry forwards of approximately $1,389,807 available to reduce future years' income for tax purposes.

The non-capital losses will expire as follows:

| | |
|---|---|
| 2010 | $ 121,159 |
| 2027 | 432,071 |
| 2029 | 836,577 |
| | 1,389,807 |

# Notes to the Consolidated Financial Statements

## 10. Share capital

### *Authorized and issued*

*Authorized, unlimited number of common shares, no par value*

| | **2009** | | 2008 | |
|---|---|---|---|---|
| Balance, beginning of year | **18,338,074** | **$ 45,026,832** | 17,822,674 | $ 44,566,116 |
| Stock options exercised | **20,000** | **27,544** | 25,000 | 8,250 |
| Private placement [(i)] | **857,000** | **1,015,550** | 500,000 | 2,125,000 |
| Buy-back of share capital | **-** | **-** | (9,600) | (20,080) |
| Tax benefits renounced - flow-through [(ii)] | **-** | **(168,973)** | - | (1,652,454) |
| Balance, end of year | **19,215,074** | **45,900,953** | 18,338,074 | 45,026,832 |

(i) In July 2009, Globex issued 857,000 flow-through shares for a cash consideration of $1,015,550 (2008 - 500,000 flow-through shares for $2,125,000) before share issuance expenses. Jack Stoch, a significant shareholder of the Company, purchased 20,000 common shares (equal to 2.3% of the total number issued) and Dianne Stoch purchased 30,000 common shares (equal to 3.5% of the total number issued), both of whom are officers and directors of the Company.

(ii) In accordance with EIC-146, the Company recognizes the tax effect of flow-through shares issued when the Company files the renouncement documents with the tax authorities. The tax effect of flow-through shares issued in 2009 amounts to $168,973 (2008 - $1,652,454).

As at December 31, 2009, 36,100 (2008 - 36,100) common shares are held in escrow. These shares were issued as consideration for a property, which has since been abandoned, thus the shares will remain in escrow.

### *Shareholder rights plan*

In 2008, the Company adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over offer for the Company and is not intended to prevent take-over bids that treat shareholders fairly. The Rights Plan will also provide the Board with more time to fully consider any unsolicited take-over bid and to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a takeover bid. The Rights Plan was not adopted in response to any proposal to acquire control of the Company. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids. Permitted Bids must be made by way of a take-over circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market value at the time. The Rights Plan was presented for ratification by the shareholders at Globex's 2008 Annual General Meeting held on May 2, 2008. The shareholders approved the Rights Plan and the plan has an initial term of three years.

### *Stock option plan*

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 470,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

## Notes to the Consolidated Financial Statements

A summary of changes in Globex's stock options is presented below:

| | **2009** | | 2008 | |
|---|---|---|---|---|
| | **Number of options** | **Weighted average exercise price** | Number of options | Weighted average exercise price |
| Balance - beginning of year | **2,630,500** | **$ 1.17** | 2,415,500 | $ 1.67 |
| Expired | **(200,000)** | **4.25** | (410,000) | 5.31 |
| Exercised | **(20,000)** | **1.01** | (25,000) | 0.26 |
| Extended/amended | **-** | **-** | 25,000 | 1.01 |
| Granted - Directors and employees | **35,000** | **0.97** | 160,000 | 1.01 |
| Granted - Service providers | **430,000** | **2.25** | 490,000 | 2.47 |
| Cancelled | **(20,000)** | **1.01** | (25,000) | 2.99 |
| Balance - end of year | **2,855,500** | **1.12** | 2,630,500 | 1.17 |
| Options exercisable | **2,835,500** | **1.12** | 2,630,500 | 1.17 |

The following table summarizes information about the stock options outstanding and exercisable as at December 31, 2009:

| Range of prices | Number of options outstanding | Number of options outstanding and exercisable | Weighted average remaining contractual life (years) | Weighted average exercise price |
|---|---|---|---|---|
| $ 0.20 | 83,000 | 83,000 | 1.22 | $ 0.20 |
| 0.25 - 0.34 | 1,100,000 | 1,100,000 | 1.79 | 0.32 |
| 0.75 - 0.88 | 510,000 | 510,000 | 5.73 | 0.79 |
| 1.00 - 1.50 | 640,000 | 620,000 | 3.91 | 1.10 |
| 1.65 - 2.00 | 200,000 | 200,000 | 0.93 | 1.94 |
| 3.00 - 4.45 | 272,500 | 272,500 | 4.48 | 3.99 |
| 5.00 | 50,000 | 50,000 | 0.59 | 5.00 |
| | 2,855,500 | 2,835,500 | 3.13 | 1.12 |

***Stock-based compensation***

The Company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods (which can vary from immediate vesting to 3 years). If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock. The Company granted 465,000 stock options to service providers and employees during the year ending December 31, 2009 (2008 - 650,000 options were granted). Globex uses the Black-Scholes model to estimate fair value using the following weighted average assumptions:

| | **2009** | 2008 |
|---|---|---|
| Expected dividend yield | **nil** | nil |
| Expected stock price volatility | **84.5%** | 70.9% |
| Risk free interest rate | **2.06%** | 2.51% |
| Expected life | **3.28 years** | 3.36 years |
| Weighted average fair value of granted options | **$0.46** | $0.45 |

During the year ended December 31, 2009, the total expense related to stock-based compensation costs and payments amounting to $211,929 has been recorded and presented separately in the statement of operations (2008 - $300,747).

## Notes to the Consolidated Financial Statements

### 11. Accumulated other comprehensive income (loss)

| | 2009 | 2008 |
|---|---|---|
| Unrealized gains (losses) on available-for-sale marketable securities | | |
| Balance, beginning of year | **$ (528,704)** | $ 1,530,450 |
| Net change during the year | **254,183** | (2,059,154) |
| Balance, end of year | **(274,521)** | (528,704) |

### 12. Net earnings (loss) per common share

Basic earnings (loss) per common share is calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per common share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the year.

The following table sets forth the computation of basic and diluted loss per share:

| | 2009 | 2008 |
|---|---|---|
| Numerator | | |
| Net earnings (loss) for the year | **$ (1,373,576)** | $ (1,130,554) |
| Denominator | | |
| Weighted average number of common shares - basic | **18,740,480** | 18,059,102 |
| Effect of dilutive shares (i) | | |
| Stock options | **-** | - |
| Weighted average number of common shares - diluted | **18,740,480** | 18,059,102 |
| Basic and diluted net earnings (loss) per share | **$ (0.07)** | $ (0.06) |

(i) The stock options are not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

### 13. Additional information to the cash flows statement

***Changes in non-cash working capital items***

| | 2009 | 2008 |
|---|---|---|
| Accounts receivable | **$ 149,414** | $ 149,285 |
| Quebec refundable tax credit and mining duties | **50,289** | 793,705 |
| Prepaid expenses | **8,074** | (37,476) |
| Accounts payable and accrued liabilities | **(478,750)** | (232,629) |
| Income tax payable | **-** | 307,038 |
| | **(270,973)** | 979,923 |

***Non-cash financing and investing activities***

| | 2009 | 2008 |
|---|---|---|
| Disposal of mineral properties for marketable securities | **$ 27,500** | $ 2,710,927 |
| Transfer of contributed surplus to share capital on exercise of stock option | **7,344** | 1,750 |
| Quebec refundable tax credit and mining duties | **230,888** | (63,520) |

## 14. Financial Instruments and risk management

***Fair value of financial instruments***

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

***Fair value hierarchy***

Financial instruments recorded at fair value on the Consolidated Balance Sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1: valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities (see risk management below);
Level 2: valuation techniques based on inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
Level 3: valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table presents the financial instruments recorded at fair value in the Consolidated Balance Sheet, classified using the fair value hierarchy described above:

| | Level 1 | Level 2 | Level 3 | Total financial assets at fair value |
|---|---|---|---|---|
| Financial assets | | | | |
| Cash restricted for flow-through expenditures | $ 347,883 | $ - | $ - | $ 347,883 |
| Marketable securities | 2,757,865 | 178,478 | | 2,936,343 |
| Reclamation bonds | - | 125,320 | - | 125,320 |
| Total financial assets | 3,105,748 | 303,798 | - | 3,409,546 |

During the year, there has been no significant transfer of amounts between level 1 and level 2.

***Risk management***

The Company, through its financial assets and liabilities, has exposure to the following financial risks: credit risk, liquidity risk, foreign exchange risk, and interest rate risk. The following analysis provides a measurement of risks as at the balance sheet date of December 31, 2009.

As a result of continued volatile economic conditions precipitated by the credit crisis, at December 31, 2009, the Company had $2.8 million in financial instruments, fully guaranteed by the Canadian Government, classified as marketable securities and cash restricted for flow-through expenditures on the balance sheet. The Company's remaining cash restricted for flow-through expenditures is deposited with a Canadian banking institution, member of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

# Notes to the Consolidated Financial Statements

***Credit risk***

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

The maximum exposure to credit risk at the reporting date was:

| | | **2009** | | 2008 |
|---|---|---|---|---|
| Cash and cash equivalents | $ | - | $ | 1,140,052 |
| Cash restricted for flow-through expenditures | | **347,883** | | 561,039 |
| Accounts receivable | | **215,621** | | 365,035 |
| | | **563,504** | | 2,066,126 |

Accounts receivable are mainly made up of an option payment due from Plato Gold Corporation received in January 2010 and taxes receivable from government authorities. As the government receivables arise from legislative measures they do not represent a high credit risk. A total of $2,045 in doubtful accounts was written off in 2009 (2008 - $5,051).

***Liquidity risk***

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 15 "Capital Disclosures". It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company has financed its exploration and mining activities through flow-through shares, operating cash flows and the utilization of its liquidity reserves.

Contractual maturities of financial liabilities are all under one year.

***Foreign exchange risk***

As at December 31, 2009, the Company has US$6,587 in cash (2008 - $117,176). The Company estimates that the impact on earnings of a one percent increase or decrease in the US exchange rate would be insignificant.

***Interest rate risk***

The Company is not exposed to a significant interest rate risk as the Company has no credit facility.

The large majority of the cash and cash equivalents and cash restricted for flow-through expenditures is invested in Canadian dollar denominated short term instruments with fixed interest rates.

Only the interest revenue arising from the balance of operating cash accounts is therefore subject to interest rate fluctuations.

Based on the balances outstanding during the year ended December 31, 2009, a 1% increase or decrease in the interest rate index would have no significant impact on earnings before income taxes.

## 15. Capital Disclosure

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of stakeholders. As the Company, is a Canadian exploration company, its principal source of funds is from the issuance of common and flow-through shares and exploration tax credits as well as managing cash and cash equivalents, cash restricted for flow-through expenditures, marketable securities and accounts receivable. In the management of capital, the Company includes the components of shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or dispose of properties. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations though its current operating period. The Company is currently not subject to externally imposed capital requirements.

The Company monitors capital on the basis of surplus to equity. The components of the surplus are outlined below at December 31:

| | 2009 | 2008 |
|---|---|---|
| Cash and cash equivalents | $ - | $ 1,140,052 |
| Cash restricted for flow-through expenditures (note 5) | **347,883** | 561,039 |
| Marketable securities - term deposits and treasury bonds | **2,757,864** | 3,152,340 |
| Accounts receivable | **215,621** | 365,035 |
| Quebec refundable tax credits and mining duties | **230,888** | 50,289 |
| | **3,552,256** | 5,268,755 |
| Exploration expenditure obligations | **(347,883)** | (561,039) |
| Surplus | **3,204,373** | 4,707,716 |
| Shareholders' equity | **12,077,114** | 12,147,612 |

**16. Related party transactions**

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

| | 2009 | 2008 |
|---|---|---|
| Compensation - Jack Stoch, President and CEO | $ **159,996** | $ 159,996 |
| Compensation - Dianne Stoch, Corporate Secretary | **120,000** | 120,000 |
| Rent - Core facility, core storage and equipment | - | 30,515 |
| Purchase - Building and land for core facilities | - | 212,800 |
| | **279,996** | 523,311 |

Other related party transactions are disclosed elsewhere in these consolidated financial statements (Share Capital, Authorized and issued (note 10(i)).

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

**17. Comparative consolidated financial statements**

Certain comparative figures have been reclassified to conform to the presentation adopted in 2009.

## Schedule A - Mineral properties and deferred exploration expenses

| | | 2008 | | | | 2009 | | |
|---|---|---|---|---|---|---|---|---|
| Township | | Balance December 31, 2007 | Additions | Options, grants and write-downs | Balance December 31, 2008 | **Additions** | **Options, grants and write-downs** | **Balance December 31, 2009** |
| Beauchastel & Rouyn, QC | Mineral property | $ 15,038 | $ 585 | $ - | 15,623 | **$ 1,625** | **$ -** | **17,248** |
| | Exploration | 123,206 | 417,044 | - | 540,250 | **47,997** | **-** | **588,247** |
| Cadillac, QC | Mineral property | 2,693,678 | - | - | 2,693,678 | **-** | **-** | **2,693,678** |
| | Exploration | 1,284,085 | 209,580 | - | 1,493,665 | **37,580** | **(526)** | **1,530,719** |
| Deloro, ON | Mineral property | 17,544 | - | - | 17,544 | **-** | **-** | **17,544** |
| | Exploration | 91,018 | 509,661 | - | 600,679 | **991,620** | **-** | **1,592,299** |
| Destor & Poularies, QC | Mineral property | 1,094 | 450 | - | 1,544 | **-** | **-** | **1,544** |
| | Exploration | 451,381 | 815,070 | - | 1,266,451 | **113,230** | **(240)** | **1,379,441** |
| Dufresnoy, Vauze, QC | Mineral property | 617 | (75) | - | 542 | **-** | **-** | **542** |
| | Exploration | 300,922 | 82,587 | - | 383,509 | **2,899** | **-** | **386,408** |
| Gayhurst, QC | Mineral property | 1,130 | 2,500 | - | 3,630 | **-** | **-** | **3,630** |
| | Exploration | 192,034 | 2,168 | - | 194,202 | **11,342** | **-** | **205,544** |
| Hearst & McVittie, ON | Mineral property | 12,900 | - | - | 12,900 | **-** | **-** | **12,900** |
| | Exploration | 193,798 | 819 | - | 194,617 | **186** | **-** | **194,803** |
| Malartic, QC | Mineral property | 192 | - | - | 192 | **-** | **-** | **192** |
| | Exploration | 123,885 | 450,333 | - | 574,218 | **11,143** | **(514)** | **584,847** |
| Montbray, QC | Mineral property | 56 | - | - | 56 | **238** | **-** | **294** |
| | Exploration | - | 10,066 | - | 10,066 | **113,278** | **-** | **123,344** |
| Normetal, QC | Mineral property | - | - | - | - | **-** | **-** | **-** |
| | Exploration | 524,694 | 191,920 | - | 716,614 | **4,255** | **-** | **720,869** |
| Nova Scotia, CA | Mineral property | - | 23,200 | - | 23,200 | **1,499** | **-** | **24,699** |
| | Exploration | - | 398,587 | - | 398,587 | **77,958** | **(4,051)** | **472,494** |
| Poirier & Joutel, QC | Mineral property | 546 | 1,350 | - | 1,896 | **312** | **-** | **2,208** |
| | Exploration | 621,885 | 224,314 | - | 846,199 | **25,186** | **(627,783)** | **243,602** |
| Tavernier, QC | Mineral property | 2,685 | - | - | 2,685 | **1,430** | **-** | **4,115** |
| | Exploration | 31,787 | 120,321 | - | 152,108 | **105,521** | **-** | **257,629** |
| Tiblemont, QC | Mineral property | 1,346 | 983 | - | 2,329 | **208** | **-** | **2,537** |
| | Exploration | 42,398 | 196,154 | - | 238,552 | **13,396** | **(442)** | **251,506** |
| Tonnancour, QC | Mineral property | 2,522 | - | - | 2,522 | **520** | **-** | **3,042** |
| | Exploration | 130,332 | 232,443 | - | 362,775 | **64,625** | **-** | **427,400** |
| Other properties | Mineral property | 63,646 | 5,677 | (5,460) | 63,863 | **22,320** | **-** | **86,183** |
| | Exploration | 411,763 | 316,782 | (228,217) | 500,328 | **303,852** | **(278,758)** | **525,422** |
| Total mineral properties | | 2,812,994 | 34,670 | (5,460) | 2,842,204 | **28,152** | **-** | **2,870,356** |
| Total exploration | | 4,523,188 | 4,177,849 | (228,217) | 8,472,820 | **1,924,068** | **(912,314)** | **9,484,574** |
| Less: Quebec refundable tax credits | | (1,399,395) | 63,520 | - | (1,335,875) | **(47,815)** | **-** | **(1,383,690)** |
| Total exploration | | 3,123,793 | 4,241,369 | (228,217) | 7,136,945 | **1,876,253** | **(912,314)** | **8,100,884** |